1933 Act Registration No. 333-

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Form N-14AE24

                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

[ ]      Pre-Effective                                     [ ] Post-Effective
         Amendment No.                                          Amendment No.

                          EVERGREEN FIXED INCOME TRUST
               [Exact Name of Registrant as Specified in Charter)

                 Area Code and Telephone Number: (617) 210-3200

                               200 Berkeley Street
                           Boston, Massachusetts 02116
                                      -----------------------------------
                    (Address of Principal Executive Offices)

                          Rosemary D. Van Antwerp, Esq.
                     Keystone Investment Management Company
                               200 Berkeley Street
                           Boston, Massachusetts 02116
                                   -----------------------------------------
                     (Name and Address of Agent for Service)

                        Copies of All Correspondence to:
                             Robert N. Hickey, Esq.
                            Sullivan & Worcester LLP
                          1025 Connecticut Avenue, N.W.
                             Washington, D.C. 20036

         Approximate date of proposed public offering: As soon as possible after the effective date of this Registration Statement.

         The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24(f) under the Investment Company Act of 1940 (File No. 333- 37433); accordingly, no fee is payable herewith. Registrant is filing as an exhibit to this Registration Statement a copy of an earlier declaration under Rule 24f-2. Pursuant to Rule 429, this Registration Statement relates to the aforementioned registration on Form N-1A. A Rule 24f-2 Notice for the Registrant's fiscal year ending June 30, 1998 will be filed with the Commission on or about August 29, 1998.

         It is proposed that this filing will become effective on November 10, 1997 pursuant to Rule 488 of the Securities Act of 1933.

                          EVERGREEN FIXED INCOME TRUST

                              CROSS REFERENCE SHEET

                  Pursuant to Rule 481(a) under the Securities Act of 1933


                                               Location in
Item of Part A of Form                         Prospectus/Proxy
N-14                                           Statement

1.       Beginning of                          Cross Reference Sheet;
         Registration                          Cover Page
         Statement and
         Outside Front Cover
         Page of Prospectus

2.       Beginning and                         Table of Contents
         Outside Back Cover
         Page of Prospectus

3.       Fee Table, Synopsis                   Comparison of Fees and
         and Risk Factors                      Expenses; Summary;
                                               Comparison of Investment
                                               Objectives and Policies;
                                               Risks

4.       Information About                     Summary; Reasons for the
         the Transaction                       Reorganizations;
                                               Comparative Information on
                                               Shareholders' Rights;
                                               Exhibits A-1 and A-2
                                               (Agreements and Plans of
                                               Reorganization)

5.       Information about                     Cover Page; Summary; Risks;
         the Registrant                        Comparison of Investment
                                               Objectives and Policies;
                                               Comparative Information on
                                               Shareholders' Rights;
                                               Additional Information

                                               Location in
Item of Part A of Form                         Prospectus/Proxy
N-14                                           Statement

6.       Information about                     Cover Page; Summary; Risks;
         the Company Being                     Comparison of Investment
         Acquired                              Objective and Policies;
                                               Comparative Information on
                                               Shareholders' Rights;
                                               Additional Information

7.       Voting Information                    Cover Page; Summary; Voting
                                               Information Concerning the
                                               Meeting

8.       Interest of Certain                   Financial Statements and
         Persons and Experts                   Experts; Legal Matters

9.       Additional                            Inapplicable
         Information
         Required for
         Reoffering by
         Persons Deemed to
         be Underwriters

Item of Part B of Form
N-14

10.      Cover Page                            Cover Page

11.      Table of Contents                     Omitted

12.      Additional                            Statement of Additional
         Information About                     Information of the
         the Registrant                        Evergreen Fixed Income
                                               Trust - Evergreen
                                               Intermediate Term Bond Fund
                                               dated November 10, 1997

                                               Location in
Item of Part A of Form                         Prospectus/Proxy
N-14                                           Statement
13.      Additional
         Information about                     Statement of Additional
         the Company Being                     Information of The
         Acquired                              Evergreen Lexicon Fund -
                                               Evergreen Intermediate-Term
                                               Bond Fund dated September
                                               3, 1997; Statement of
                                               Additional Information of
                                               Keystone Intermediate Term
                                               Bond Fund dated September
                                               3, 1997

14.      Financial                             Financial Statements dated
         Statements                            June 30, 1997 of Evergreen
                                               Intermediate-Term Bond
                                               Fund; Financial Statements
                                               of Keystone Intermediate
                                               Term Bond Fund dated June
                                               30, 1997; Pro Forma
                                               Financial Statements

Item of Part C of Form
N-14

15.      Indemnification                       Incorporated by Reference
                                               to Part A Caption -
                                               "Comparative Information on
                                               Shareholders' Rights -
                                               Liability and
                                               Indemnification of
                                               Trustees"

16.      Exhibits                              Item 16.          Exhibits

17.      Undertakings                          Item 17.          Undertakings

                      EVERGREEN INTERMEDIATE-TERM BOND FUND
                      KEYSTONE INTERMEDIATE TERM BOND FUND
                               200 BERKELEY STREET
                           BOSTON, MASSACHUSETTS 02116

November 14, 1997

Dear Shareholder,

I am writing to shareholders of the Evergreen Intermediate- Term Bond Fund and the Keystone Intermediate Term Bond Fund to inform you of a Special Shareholders' meeting to be held on January 6, 1998. Before that meeting, I would like your vote on the important issues affecting your fund as described in the attached Prospectus/Proxy Statement.

The Prospectus/Proxy Statement includes the proposed reorganization of the Evergreen Intermediate-Term Bond Fund and the Keystone Intermediate Term Bond Fund. All of the assets of both funds would be acquired by a new fund, also called Evergreen Intermediate-Term Bond Fund. Details about the new fund's investment objective, portfolio management team, performance, etc. are contained in the attached Prospectus/Proxy Statement.

The Boards of Trustees have unanimously approved the proposal and recommend that you vote FOR this proposal.

You will receive shares of the new fund in the same class, with the same letter designation, the same fees and the same contingent deferred sales charges as the shares you held prior to the reorganization. This is a non-taxable event for shareholders.

I realize that this Prospectus/Proxy Statement will take time to review, but your vote is very important. Please take the time to familiarize yourself with the proposal presented and sign and return your proxy card(s) in the enclosed postage-paid envelope today. You may receive more than one proxy card if you own shares in more than one fund. Please sign and return each card you receive.

If we do not receive your completed proxy card(s) after several weeks, you may be contacted by our proxy solicitor, Shareholder Communications Corporation. They will remind you to vote your shares or will record your vote over the phone if you choose to vote in that manner. You may also call Shareholder Communications Corporation directly at 800-733- 8481 ext.404 and vote by phone.

Thank you for taking this matter seriously and participating in this important process.

Sincerely,

William M. Ennis
Managing Director
Evergreen Funds

November 1997

                                 IMPORTANT NEWS
                           FOR EVERGREEN SHAREHOLDERS

We encourage you to read the attached Prospectus/Proxy Statement in full; however, the following questions and answers represent some typical concerns that shareholders might have regarding this document.

Q: WHY IS EVERGREEN SENDING ME THIS PROSPECTUS/PROXY
STATEMENT?

Mutual funds are required to get shareholders' votes for certain types of changes. As a shareholder, you have a right to vote on major policy decisions, such as those included here.

Q: WHAT ARE THE ISSUES CONTAINED IN THIS PROSPECTUS/PROXY
STATEMENT?

You are being asked to vote to approve a proposal to reorganize the Evergreen Intermediate-Term Bond Fund and the Keystone Intermediate Term Bond Fund into a new fund, also called Evergreen Intermediate Term Bond Fund. The new fund's investment objective is substantially the same as that of the former funds.

Q: HOW WILL THIS CHANGE AFFECT ME AS A FUND SHAREHOLDER?

The reorganization of these funds into the Evergreen Intermediate-Term Bond Fund, means that the former Evergreen Intermediate-Term Bond Fund and the Keystone Intermediate Term Bond Fund would no longer exist after January 23, 1998. Shareholders would receive shares of the new Evergreen Intermediate-Term Bond Fund in the same class, with the same letter designation, the same fees and the same contingent deferred sales charges as the shares held prior to the reorganization. This is a non-taxable event for shareholders.

Q: WHY IS EVERGREEN PROPOSING THIS CHANGE?

This proposal represents one of the final steps we are undertaking to unify the Evergreen and Keystone fund families. Shareholders can anticipate the following benefits:

         A comprehensive fund family with a common risk/reward spectrum

         The elimination of any overlap or gaps in fund offerings

         Reduced confusion surrounding privileges associated with each fund, specifically regarding exchangeability, letter of intent, and rights of accumulation.

         A user-friendly product line for both shareholders and investment professionals

         A single location for fund information, whether you're looking up funds in the newspaper or locating a Morningstar report on the Internet.

Q: HOW DO THE BOARD MEMBERS OF MY FUND RECOMMEND THAT I VOTE?

The Board members of each fund recommend that you vote in favor or FOR the proposal on the enclosed proxy card.

Q: WHOM DO I CALL FOR MORE INFORMATION OR TO PLACE MY VOTE?

Please call Shareholder Communications at 800-733-8481 ext.
404 for additional information. You can vote one of three ways:

         Use the enclosed proxy card to record your vote either FOR, AGAINST or ABSTAIN, then return the card in the postpaid envelope provided.
                                            or
         Complete the enclosed proxy card and FAX to 800-733- 1885.

         Call 800-733-8481 ext. 404 and record your vote by telephone.

Q: WHY ARE MULTIPLE CARDS ENCLOSED?

If you own shares of more than one fund, you will receive a proxy card for each fund you own. Please sign, date and return each proxy card you receive.

                    [SUBJECT TO COMPLETION, OCTOBER 10, 1997 PRELIMINARY COPY]


                      EVERGREEN INTERMEDIATE-TERM BOND FUND
                      KEYSTONE INTERMEDIATE TERM BOND FUND
                               200 BERKELEY STREET
                           BOSTON, MASSACHUSETTS 02116
                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JANUARY 6, 1998


         Notice is hereby given that a Special Meeting (the "Meeting") of Shareholders of each of Evergreen Intermediate- Term Bond Fund, a series of The Evergreen Lexicon Fund, and Keystone Intermediate Term Bond Fund (each a "Fund"), will be held at the offices of the Evergreen Keystone Funds, 200 Berkeley Street, Boston, Massachusetts 02116 on January 6, 1998 at 3:00 p.m. for the following purposes:

         1. To consider and act upon the Agreement and Plan of Reorganization (the "Plan") dated as of September 30, 1997, providing for the acquisition of all of the assets of the Fund by the Evergreen Intermediate Term Bond Fund, a series of Evergreen Fixed Income Trust, ("Evergreen Intermediate Bond") in exchange for shares of Evergreen Intermediate Bond and the assumption by Evergreen Intermediate Bond of certain identified liabilities of the Fund. The Plan also provides for distribution of such shares of Evergreen Intermediate Bond to shareholders of the Fund in liquidation and subsequent termination of the Fund. A vote in favor of the Plan is a vote in favor of the liquidation and dissolution of the Fund.

         2. To transact any other business which may properly come before the Meeting or any adjournment or adjournments thereof.

         The Trustees of The Evergreen Lexicon Fund on behalf of Evergreen Intermediate-Term Bond Fund and the Trustees of Keystone Intermediate Term Bond Fund have fixed the close of business on November 10, 1997 as the record date for the determination of shareholders of each respective Fund entitled to notice of and to vote at the Meeting or any adjournment thereof.

         IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND IN PERSON ARE URGED WITHOUT DELAY TO SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE, SO THAT THEIR SHARES MAY BE REPRESENTED AT THE MEETING. YOUR PROMPT

ATTENTION TO THE ENCLOSED PROXY WILL HELP TO AVOID THE EXPENSE OF FURTHER SOLICITATION.

                       By Order of the Boards of Trustees

                                            George O. Martinez
                                            Secretary


November 14, 1997

                     INSTRUCTIONS FOR EXECUTING PROXY CARDS

         The following general rules for signing proxy cards may be of assistance to you and may help to avoid the time and expense involved in validating your vote if you fail to sign your proxy card(s) properly.

         1. INDIVIDUAL ACCOUNTS: Sign you name exactly as it appears in the Registration on the proxy card(s).

         2. JOINT ACCOUNTS: Either party may sign, but the name of the party signing should conform exactly to a name shown in the Registration on the proxy card(s).

         3. ALL OTHER ACCOUNTS: The capacity of the individual signing the proxy card(s) should be indicated unless it is reflected in the form of Registration. For example:

REGISTRATION                                  VALID SIGNATURE

CORPORATE
ACCOUNTS
(1)  ABC Corp.                                ABC Corp.
(2)  ABC Corp.                                John Doe, Treasurer
(3)  ABC Corp.
c/o John Doe, Treasurer                       John Doe, Treasurer
(4)  ABC Corp. Profit Sharing Plan            John Doe, Trustee
TRUST ACCOUNTS
(1)  ABC Trust                                Jane B. Doe, Trustee
(2)  Jane B. Doe, Trustee                     Jane B. Doe
u/t/d 12/28/78
CUSTODIAL OR ESTATE ACCOUNTS
(1)  John B. Smith, Cust.                     John B. Smith
f/b/o John B. Smith, Jr. UGMA
(2)  John B. Smith, Jr.                       John B. Smith, Jr.,
                                               Executor

               PROSPECTUS/PROXY STATEMENT DATED NOVEMBER 14, 1997

                            Acquisition of Assets of

                      EVERGREEN INTERMEDIATE-TERM BOND FUND
                                   a series of
                           The Evergreen Lexicon Fund
                               200 Berkeley Street
                           Boston, Massachusetts 02116
                                       and
                      KEYSTONE INTERMEDIATE TERM BOND FUND
                               200 Berkeley Street
                           Boston, Massachusetts 02116

                        By and in Exchange for Shares of

                      EVERGREEN INTERMEDIATE TERM BOND FUND
                                   a series of
                          Evergreen Fixed Income Trust
                               200 Berkeley Street
                           Boston, Massachusetts 02116

         This Prospectus/Proxy Statement is being furnished to shareholders of Evergreen Intermediate-Term Bond Fund ("Evergreen Intermediate") and Keystone Intermediate Term Bond Fund ("Keystone Intermediate") in connection with a proposed Agreement and Plan of Reorganization (the "Plan") to be submitted to shareholders of each of Evergreen Intermediate and Keystone Intermediate for consideration at a Special Meeting of Shareholders to be held on January 6, 1998 at 3:00 p.m. at the offices of the Evergreen Keystone Funds, 200 Berkeley Street, Boston, MA 02116, and any adjournments thereof (the "Meeting"). Each Plan provides for all of the assets of Evergreen Intermediate and Keystone Intermediate, respectively, to be acquired by Evergreen Intermediate Term Bond Fund ("Evergreen Intermediate Bond") in exchange for shares of Evergreen Intermediate Bond and the assumption by Evergreen Intermediate Bond of certain identified liabilities of Evergreen Intermediate and Keystone Intermediate, respectively (hereinafter referred to individually as the "Reorganization" or collectively as the "Reorganizations"). Evergreen Intermediate Bond, Evergreen Intermediate and Keystone Intermediate are sometimes hereinafter referred to individually as the "Fund" and collectively as the "Funds." Following the Reorganizations, shares of Evergreen Intermediate Bond will be distributed to shareholders of Evergreen Intermediate and Keystone Intermediate in liquidation of Evergreen Intermediate and Keystone Intermediate and such Funds will be terminated. Holders of shares of Evergreen Intermediate and Keystone Intermediate
will  receive  shares  of  the  class  of  Evergreen   Intermediate   Bond  (the
"Corresponding Shares") having the same letter designation and the same distribution-related fees, shareholder servicing-related fees and contingent deferred sales charges ("CDSCs"), if any, as the shares of the class of Evergreen Intermediate and Keystone Intermediate held by them prior to the Reorganizations. As a result of the proposed Reorganizations, shareholders of Evergreen Intermediate and Keystone Intermediate will receive that number of full and fractional Corresponding Shares of Evergreen Intermediate Bond having an aggregate net asset value equal to the aggregate net asset value of such shareholder's shares of Evergreen Intermediate and Keystone Intermediate. Each Reorganization is being structured as a tax-free reorganization for federal income tax purposes.

         Evergreen Intermediate Bond is a separate series of Evergreen Fixed Income Trust, an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The investment objectives of Evergreen Intermediate Bond are to seek current income by investing in a broad range of investment quality debt securities and, as a secondary objective, to protect capital. Such investment objectives are substantially similar to those of Evergreen Intermediate and Keystone Intermediate.

         This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about Evergreen Intermediate Bond that shareholders of Evergreen Intermediate and Keystone Intermediate should know before voting on the Reorganizations. Certain relevant documents listed below, which have been filed with the Securities and Exchange Commission ("SEC"), are incorporated in whole or in part by reference. A Statement of Additional Information dated November 14, 1997, relating to this Prospectus/Proxy Statement and the Reorganizations incorporating by reference the financial statements of Evergreen Intermediate dated June 30, 1997 and Keystone Intermediate dated June 30, 1997, has been filed with the SEC and is incorporated by reference in its entirety into this Prospectus/Proxy Statement. Evergreen Intermediate Bond is a newly created series of Evergreen Fixed Income Trust and has had no operations to date. Consequently, there are no current financial statements of Evergreen Intermediate Bond. A copy of such Statement of Additional Information is available upon request and without charge by writing to Evergreen Intermediate Bond at 200 Berkeley Street, Boston, Massachusetts 02116 or by calling toll-free 1-800-343-2898.

         The two Prospectuses of Evergreen Intermediate Bond dated November 10, 1997 are incorporated herein by reference in their entirety. The Prospectuses, which pertain (i) to Class Y shares and (ii) to Class A, Class B and Class C shares, differ only insofar as they describe the separate distribution and shareholder servicing arrangements applicable to the classes. Shareholders of Evergreen Intermediate and Keystone Intermediate will receive, with this Prospectus/Proxy Statement, copies of the Prospectus pertaining to the class of shares of Evergreen Intermediate Bond that they will receive as a result of the consummation of each Reorganization. Additional information about Evergreen Intermediate Bond is contained in its Statement of Additional Information of the same date which has been filed with the SEC and which is available upon request and without charge by writing to or calling Evergreen Intermediate Bond at the address or telephone number listed in the preceding paragraph.

         The two Prospectuses of Evergreen Intermediate (which pertain to (i) Class Y shares and (ii) Class A, Class B and Class C shares) dated September 3, 1997, as supplemented, and the Prospectus of Keystone Intermediate (which pertains to Class A, Class B and Class C shares) dated September 3, 1997, as supplemented, insofar as they relate to such Funds only, and not to any other funds described therein, are incorporated herein in their entirety by reference. Copies of the Prospectuses and related Statements of Additional Information dated the same respective dates are available upon request without charge by writing or calling the Fund of which you are a shareholder at the address listed in the second preceding paragraph.

         Included as Exhibits A-1 and A-2 to this Prospectus/Proxy Statement are copies of each Plan.

         THESE   SECURITIES  HAVE  NOT  BEEN  APPROVED  OR  DISAPPROVED  BY  THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The shares offered by this Prospectus/Proxy Statement are not deposits or obligations of any bank and are not insured or otherwise protected by the U.S. government, the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency and involve investment risk, including possible loss of capital.

                                TABLE OF CONTENTS



                                                                          Page

COMPARISON OF FEES AND EXPENSES......................................5
SUMMARY..............................................................12
         Proposed Plans of Reorganization............................12
         Tax Consequences............................................13
         Investment Objectives and Policies
           of the Funds..............................................14
         Comparative Performance Information
           For Each Fund.............................................14
         Management of the Funds.....................................15
         Investment Advisers ........................................16
         Portfolio Management........................................17
         Distribution of Shares......................................17
         Purchase and Redemption Procedures..........................20
         Exchange Privileges.........................................20
         Dividend Policy.............................................20
         Risks.......................................................21
REASONS FOR THE REORGANIZATIONS......................................23
         Agreements and Plans of Reorganization......................26
         Federal Income Tax Consequences.............................29
         Pro-forma Capitalization....................................30
         Shareholder Information.....................................32
COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES.....................36
COMPARATIVE INFORMATION ON SHAREHOLDERS' RIGHTS......................40
         Forms of Organization.......................................40
         Capitalization..............................................40
         Shareholder Liability.......................................40
         Shareholder Meetings and Voting Rights......................41
         Liquidation or Dissolution..................................42
         Liability and Indemnification of Trustees...................43
ADDITIONAL INFORMATION...............................................44
VOTING INFORMATION CONCERNING THE MEETINGS...........................45
FINANCIAL STATEMENTS AND EXPERTS.....................................49
LEGAL MATTERS........................................................49
OTHER BUSINESS.......................................................49

                         COMPARISON OF FEES AND EXPENSES

         The amounts for Class Y, Class A, Class B, and Class C shares of Evergreen Intermediate set forth in the following tables and in the examples are based on the expenses for Evergreen Intermediate's fiscal year ended June 30, 1997. It is anticipated that prior to November 30, 1997 a majority of the Class Y shares of Evergreen Intermediate will be redeemed. The amounts for Class A, Class B and Class C shares of Keystone Intermediate set forth in the following tables and in the examples are based on the expenses for Keystone Intermediate's fiscal year ended June 30, 1997. The pro forma amounts for Class Y, Class A, Class B and Class C shares of Evergreen Intermediate Bond are based on the estimated expenses of Evergreen Intermediate Bond for the fiscal year ending June 30, 1998. All amounts are adjusted for voluntary expense waivers. The pro forma numbers reflect the anticipated redemption of Class Y shares of Evergreen Intermediate.

         The following tables show for Evergreen Intermediate, Keystone Intermediate and Evergreen Intermediate Bond pro forma the shareholder transaction expenses and annual fund operating expenses associated with an investment in the Class Y, Class A, Class B and Class C shares of each Fund, as applicable.

               Comparison of Class Y, Class A, Class B and Class C
                   Shares of Evergreen Intermediate Bond With
                             Corresponding Shares of
                Evergreen Intermediate and Keystone Intermediate




                             Evergreen Intermediate
Shareholder
Transaction                         Class Y           Class A           Class B                Class C
Expenses                            -------           -------           -------                -------

Maximum Sales                       None              3.25%             None                   None
Load Imposed on
Purchases (as a
percentage of
offering price)







Maximum Sales
Load Imposed on                     None              None              None                   None
Reinvested
Dividends (as a
percentage of
offering price)

Contingent                          None              None              5.00% in               1.00% in
Deferred Sales                                                          the first              the first
Charge (as a                                                            year,                  year and
percentage of                                                           declining              0.00%
original purchase                                                       to 1.00%               thereafter
price or                                                                in the
redemption                                                              sixth year
proceeds,                                                               and 0.00%
whichever is                                                            thereafter
lower)

Exchange Fee                        None              None              None                   None

Annual Fund
Operating
Expenses (as a
percentage of
average daily net
assets)

Management Fee                      0.60%             0.60%             0.60%                  0.60%

12b-1 Fees (1)                      None              0.05%             1.00%                  1.00%

Other Expenses                      0.21%             0.20%             0.21%                  0.20%
(2)                                 -------           -------           ----------             ----------

Annual Fund
Operating                           0.81%             0.85%             1.81%                  1.80%
Expenses(3)                         -------           -------           ----------             ----------
                                    -------           -------           ----------             ----------



                              Keystone Intermediate
                               ---------------------

Shareholder                              Class A           Class B               Class C
Transaction Expenses                     -------           -------               -------

Maximum Sales Load                       3.25%             None                  None
Imposed on Purchases
(as a percentage of
offering price)







Maximum Sales Load
Imposed on                               None              None                  None
Reinvested Dividends
(as a percentage of
offering price)
                                         None              5.00% in              1.00% in
Contingent Deferred                                        the first             the first
Sales Charge (as a                                         year,                 year and
percentage of                                              declining             0.00%
original purchase                                          to 1.00%              thereafter
price or redemption                                        in the
proceeds, whichever                                        sixth year
is lower)                                                  and 0.00%
                                                           thereafter

Exchange Fee                             None              None                  None

Annual Fund
Operating Expenses
(as a percentage of
average daily net
assets)

Management Fee                           0.64%             0.64%                 0.64%

12b-1 Fees (1)                           0.23%             1.00%                 1.00%

Other Expenses (2)                       0.25%             0.23%                 0.23%
                                         -------           ----------            ----------

Annual Fund                              1.12%             1.87%                 1.87%
Operating Expenses                       -------           ----------            ----------
(3)(4)                                   -------           ----------            ----------



                           Evergreen Intermediate Bond Pro Forma

Shareholder
Transaction                   Class Y           Class A           Class B               Class C
Expenses                      -------           -------           -------               -------

Maximum Sales                 None              3.25%             None                  None
Load Imposed
on Purchases
(as a
percentage of
offering price







Maximum Sales
Load Imposed                  None              None              None                  None
on Reinvested
Dividends (as
a percentage
of offering
price)

Contingent                    None              None              5.00% in              1.00% in
Deferred Sales                                                    the first             the first
Charge (as a                                                      year,                 year and
percentage of                                                     declining             0.00%
original                                                          to 1.00%              thereafter
purchase price                                                    in the
or redemption                                                     sixth year
proceeds,                                                         and 0.00%
whichever is                                                      thereafter
lower)

Exchange Fee                  None              None              None                  None

Annual Fund
Operating
Expenses (as a
percentage of
average daily
net assets)

Management Fee                0.64%             0.64%             0.64%                 0.64%

12b-1 Fees (1)                None              0.25%             1.00%                 1.00%

Other Expenses                0.21%             0.21%             0.21%                 0.21%
(2)                           -------           -------           ----------            ----------

Annual Fund
Operating                     0.85%             1.10%             1.85%                 1.85%
Expenses                      -------           -------           ----------            ----------
(3)                           -------           -------           ----------            ----------


---------------

(1) Class A Shares of Evergreen Intermediate Bond, Evergreen Intermediate and Keystone Intermediate can pay up to 0.75% of average daily net assets as a 12b-1 fee. For the foreseeable future, the Class A 12b-1 fees will be limited to 0.25% of average daily net assets. For Class B and Class C shares of the Fund, a portion of the 12b-1 fees equivalent to 0.25% of average daily net assets will be shareholder servicing-related. Distribution-related 12b-1 fees will be limited to 0.75% of average daily net assets as permitted under the rules of the National
         Association of Securities Dealers, Inc.

(2) Reflects voluntary reimbursements of expenses or expense waivers for Evergreen Intermediate and Keystone Intermediate of certain expenses. These waivers and reimbursements may be modified or may cease at any time. Absent such reimbursements and waivers, the operating expenses, including indirectly paid expenses, for the year ended June 30, 1997 for Evergreen Intermediate and Keystone Intermediate and estimated pro forma expenses for Evergreen Intermediate Bond for the fiscal year ending June 30, 1998 are as follows:


                             Class Y           Class A            Class B            Class C
                             -------           -------            -------            -------

Evergreen                    0.81%             1.04%              1.81%              1.80%
Intermediate

Keystone                     N/A               1.58%              2.35%              2.35%
Intermediate

Evergreen                    1.20%             1.45%              2.20%              2.20%
Intermediate
Bond

(3) Expense ratios include indirectly paid expenses.

(4) The Annual Operating Expenses for Keystone Intermediate Class A, Class B and Class C shares for the fiscal year ended June 30, 1997 were limited to 1.10%, 1.85% and 1.85%, respectively.

         Examples. The following tables show for Evergreen Intermediate and Keystone Intermediate, and for Evergreen Intermediate Bond pro forma, assuming consummation of the Reorganizations, examples of the cumulative effect of shareholder transaction expenses and annual fund operating expenses indicated above on a $1,000 investment in each class of shares for the periods specified, assuming (i) a 5% annual return, and (ii) redemption at the end of such period, and additionally for Class B and Class C shares, no redemption at the end of each period.



                                    Evergreen Intermediate
                                    ----------------------

                          One              Three          Five           Ten
                          Year             Years          Years          Years
                          ----             -----          -----          -----

Class Y                   $8               $26            $45            $100

Class A                   $41              $59            $78            $134

Class B                   $68              $87            $118           $175
(Assuming
redemption
at end of
period)

Class B                   $18              $57            $97            $175
(Assuming no
redemption
at end of
period)

Class C                   $28              $57            $97            $212
(Assuming
redemption
at end of
period)

Class C                   $18              $57            $97            $212
(Assuming no
redemption
at end of
period)




                  Keystone Intermediate
                           ---------------------

                         One            Three           Five          Ten
                         Year           Years           Years         Years
                         ----           -----           -----         -----

Class Y                  N/A            N/A             N/A           N/A

Class A                  $44            $67             $92           $164

Class B
(Assuming                $69            $89             $121          $190
redemption
at end of
period)

Class B                  $19            $59             $101          $190
(Assuming
no
redemption
at end of
period)

Class C                  $29            $59             $101          $219
(Assuming
redemption
at end of
period)

Class C                  $19            $59             $101          $219
(Assuming
no
redemption
at end of
period)






         Evergreen Intermediate Bond - Pro Forma
         ---------------------------------------

                          One             Three          Five             Ten
                          Year            Years          Years            Years
                          -----           -----          -----            -----

Class Y                   $9              $27            $47              $105

                          $43             $66            $91              $162
Class A

Class B                   $69             $88            $120             $188
(Assuming
redemption
at end of
period)

Class B
(Assuming no              $19             $58            $100             $188
redemption
at end of
period)

Class C                   $29             $58            $100             $217
(Assuming
redemption
at end of
period)

Class C                   $19             $58            $100             $217
(Assuming no
redemption
at end of
period)


         The purpose of the foregoing examples is to assist Evergreen Intermediate and Keystone Intermediate shareholders in understanding the various costs and expenses that an investor in Evergreen Intermediate Bond as a result of the Reorganizations would bear directly and indirectly, as compared with the various direct and indirect expenses currently borne by a shareholder in each Fund. These examples should not be considered a representation of past or future expenses or annual return. Actual expenses may be greater or less than those shown.

                                     SUMMARY

         This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Prospectus/Proxy Statement, and, to the extent not inconsistent with such additional information, the Prospectuses of Evergreen Intermediate Bond dated November 10, 1997 and the Prospectuses of Evergreen Intermediate and Keystone Intermediate each dated
September 3, 1997, as supplemented, (which are incorporated herein by reference), and the Plans, forms of which are attached to this Prospectus/Proxy Statement as Exhibits A-1 and A-2.

Proposed Plans of Reorganization

     The Plans provide for the transfer of all of the assets of Evergreen Intermediate and Keystone Intermediate, as applicable, in exchange for shares of Evergreen Intermediate Bond and the assumption by Evergreen Intermediate Bond of certain identified liabilities of each Fund. The Plans also call for the distribution of shares of Evergreen Intermediate Bond to Evergreen Intermediate and Keystone Intermediate shareholders in liquidation of those Funds as part of the Reorganizations. As a result of the Reorganizations, the shareholders of Evergreen Intermediate and Keystone Intermediate will become the owners of that number of full and fractional Corresponding Shares of Evergreen Intermediate Bond having an aggregate net asset value equal to the aggregate net asset value of the shareholder's shares of Evergreen Intermediate and Keystone Intermediate, as of the close of business immediately prior to the date that such Fund's assets are exchanged for shares of Evergreen Intermediate Bond. See "Reasons for the Reorganizations - Agreements and Plans of Reorganization."

         The Trustees of The Evergreen Lexicon Fund and the Trustees of Keystone Intermediate, including the Trustees who are not "interested persons," (the "Trustees") as such term is defined in the 1940 Act (the "Independent Trustees"), have concluded that the Reorganizations would be in the best interests of shareholders of Evergreen Intermediate and Keystone Intermediate, respectively, and that the interests of the shareholders of Evergreen Intermediate and Keystone Intermediate, respectively, will not be diluted as a result of the transactions contemplated by the Reorganizations. Accordingly, the Trustees have submitted the Plans for the approval of Evergreen Intermediate's and Keystone Intermediate's shareholders.

               THE BOARD OF TRUSTEES OF THE EVERGREEN LEXICON FUND
                RECOMMENDS APPROVAL BY SHAREHOLDERS OF EVERGREEN
             INTERMEDIATE OF THE PLAN EFFECTING THE REORGANIZATION.

                 THE BOARD OF TRUSTEES OF KEYSTONE INTERMEDIATE
                 RECOMMENDS APPROVAL BY SHAREHOLDERS OF KEYSTONE
             INTERMEDIATE OF THE PLAN EFFECTING THE REORGANIZATION.

         The Trustees of Evergreen Fixed Income Trust have also approved the Plans, and accordingly, Evergreen Intermediate
Bond's participation in the Reorganizations.

         Approval of a Reorganization on the part of Evergreen Intermediate and Keystone Intermediate will require for Evergreen Intermediate the affirmative vote of a majority of the shares voted, and for Keystone Intermediate, the affirmative vote of a majority of the Fund's shares present and entitled to vote, with all classes voting together as a single class at Meetings at which a quorum of each Fund's shares is present. A majority of the outstanding shares of each Fund entitled to vote, represented in person or by proxy, is required to constitute a quorum at the Meetings. See
"Voting Information Concerning the Meetings."

         The Reorganizations are scheduled to take place on or about January 23, 1998.

         If the shareholders of Evergreen Intermediate or Keystone Intermediate do not vote to approve the Reorganizations, the Trustees will consider other possible courses of action in the best interests of shareholders.

Tax Consequences

         Prior to or at the completion of a Reorganization, Evergreen Intermediate and Keystone Intermediate will each have received an opinion of counsel that the Reorganization has been structured so that no gain or loss will be recognized by the Fund or its shareholders for federal income tax purposes as a result of the receipt of shares of Evergreen Intermediate Bond in the
Reorganization. The holding period and aggregate tax basis of shares of Evergreen Intermediate Bond that are received by each Fund's shareholders will be the same as the holding period and aggregate tax basis of shares of the Fund previously held by such shareholders, provided that shares of the Fund are held as capital assets. In addition, the holding period and tax basis of the assets of each Fund in the hands of Evergreen Intermediate Bond as a result of the Reorganization will be the same as in the hands of each Fund immediately prior to the Reorganization, and no gain or loss will be recognized by Evergreen Intermediate Bond upon the receipt of the assets of each Fund in exchange for shares of Evergreen Intermediate Bond and the assumption by Evergreen Intermediate Bond of certain identified liabilities.

Investment Objectives and Policies of the Funds

         The investment objectives of Evergreen Intermediate Bond are to seek current income by investing in a broad range of investment quality debt securities and, as a secondary objective, to protect capital. Under normal circumstances, it is anticipated that Evergreen Intermediate Bond will invest at least 65% of its assets in bonds and debentures rated within the four highest categories by a nationally recognized statistical rating organization ("NRSRO"). Evergreen Intermediate Bond may invest up to 25% of its assets in below investment-grade bonds and up to 50% in foreign securities. Evergreen Intermediate Bond may also invest in high grade money market instruments, stripped mortgage securities and certain derivative securities, including futures and options. The investment objectives and policies of Keystone

Intermediate are identical to those of Evergreen Intermediate Bond.

         The investment objectives and policies of Evergreen Intermediate are substantially similar to those of Evergreen Intermediate Bond except that Evergreen Intermediate may only invest in debt securities rated within the three highest categories by a NRSRO and may not engage in futures and options transactions or purchase certain other derivative securities. See "Comparison of Investment Objectives and Policies" below.

Comparative Performance Information For Each Fund

         Discussions of the manner of calculation of total return are contained in the respective Prospectuses and Statements of Additional Information of the Funds. Evergreen Intermediate Bond, as of the date of this Prospectus/Proxy Statement, had not commenced operations. The total return of Evergreen Intermediate for the one year period ended August 31, 1997, the total return of Keystone Intermediate for the one, five and ten year periods ended August 31, 1997 and for both Funds for the periods from inception through August 31, 1997 are set forth in the table below. The calculations of total return assume the reinvestment of all dividends and capital gains distributions on the reinvestment date and the deduction of all recurring expenses (including sales charges) that were charged to shareholders' accounts.


                         Average Annual Total Return (1)


                          1 Year              5 Years            10 Years           From
                          Ended               Ended              Ended              Inception
                          August              August             August             To August            Inception
                          31, 1997            31, 1997           31, 1997           31, 1997             Date
                          --------            -------            --------           ---------            ---------

Evergreen
Intermediate

Class A                   5.13%               N/A                N/A                5.54%                5/2/95
shares

Class B                   2.70%               N/A                N/A                (0.13)%              1/30/96
shares

Class C                   6.70%               N/A                N/A                5.72%                4/29/96
shares







Class Y
shares                    8.78%               6.16%              N/A                7.20%                11/1/91

Keystone
Intermediate

Class A                   6.30%               5.33%              6.91%              6.26%                2/13/87
shares

Class B                   4.08%               N/A                N/A                4.76%                2/1/93
shares

Class C                   8.09%               N/A                N/A                5.11%                2/1/93
shares

--------------
(1) Reflects waiver of advisory fees and reimbursements and/or waivers of expenses. Without such reimbursements and/or waivers, the average annual total return during the period would have been lower.

Management of the Funds

         The overall management of Evergreen Intermediate Bond, of Evergreen Intermediate and of Keystone Intermediate is the responsibility of, and is supervised by, the Board of Trustees of Evergreen Fixed Income Trust, The Evergreen Lexicon Fund, and Keystone Intermediate, respectively.

Investment Advisers

         The investment adviser to Evergreen Intermediate Bond and Keystone Intermediate is Keystone Investment Management Company ("Keystone"). Keystone has provided investment advisory and management services to investment companies and private accounts since 1932. Keystone is an indirect wholly-owned subsidiary of First Union National Bank ("FUNB"). Keystone is located at 200 Berkeley Street, Boston, Massachusetts 02116-5034.

         FUNB is a subsidiary of First Union Corporation, the sixth largest bank holding company in the U.S. based on total assets as of June 30, 1997.

         Evergreen Intermediate Bond and Keystone Intermediate each pay Keystone a fee for its services at the annual rate below:


                                                     Aggregate Net Asset
                                                     Value of the Shares
Management Fee             Incomeof the Fund

                           2.00% of Gross Dividend
                           and Interest Income
                           Plus

0.50% of the first                                      $100,000,000, plus
0.45% of the next                                       $100,000,000, plus
0.40% of the next                                       $100,000,000, plus
0.35% of the next                                       $100,000,000, plus
0.30% of the next                                       $100,000,000, plus
0.25% of amounts
over                                                    $500,000,000.

         Keystone's fee is computed as of the close of business each business day and payable monthly.

         The Capital Management Group ("CMG") of FUNB serves as investment adviser to Evergreen Intermediate. CMG manages investments and supervises the daily business affairs of the Fund and, as compensation therefor, is entitled to receive an annual fee equal to 0.60% of the Fund's average daily net assets.

         Each investment adviser may, at its discretion, also reduce or waive its fee or reimburse a Fund for certain of its other expenses in order to reduce its expense ratios. Each investment adviser may reduce or cease these voluntary waivers and reimbursements at any time.

Portfolio Management

         The portfolio manager of both Evergreen Intermediate Bond and Keystone Intermediate is Christopher C. Conkey, who is the Chief Investment Officer of Fixed Income and Head of the High Grade Bond Team for Keystone. Mr. Conkey joined Keystone as a fixed income portfolio manager in 1988 and has managed Keystone Intermediate's portfolio since that time.

Distribution of Shares

     Evergreen Keystone Distributor, Inc. ("EKD"), an affiliate of BISYS Fund Services, acts as underwriter of Evergreen Intermediate Bond's, Evergreen Intermediate's and Keystone Intermediate's shares. EKD distributes each Fund's shares directly or through broker-dealers, banks (including FUNB), or other financial intermediaries. Evergreen Intermediate Bond and Evergreen Intermediate both offer four classes of shares: Class A, Class B, Class C and Class Y. Keystone Intermediate offers three classes of shares: Class A, Class B and Class
C. Each class has separate distribution arrangements. (See "Distribution-Related and Shareholder

Servicing-Related Expenses" below.) No class bears the distribution expenses relating to the shares of any other class.

         In the proposed Reorganizations, shareholders of Evergreen Intermediate and Keystone Intermediate will receive the corresponding class of shares of Evergreen Intermediate Bond which they currently hold. The Class A, Class B, Class C and Class Y shares of Evergreen Intermediate Bond have substantially identical arrangements with respect to the imposition of initial sales charges, CDSCs and distribution and service fees as the comparable classes of shares of Evergreen Intermediate and Keystone Intermediate. Because the Reorganizations will be effected at net asset value without the imposition of a sales charge, Evergreen Intermediate Bond shares acquired by shareholders of Evergreen Intermediate and Keystone Intermediate pursuant to the proposed Reorganizations would not be subject to any initial sales charge or CDSC as a result of the Reorganizations. However, holders of Evergreen Intermediate Bond shares acquired as a result of the Reorganizations would continue to be subject to a CDSC upon subsequent redemption to the same extent as if shareholders had continued to hold their shares of Evergreen Intermediate and Keystone Intermediate.

         The following is a summary description of charges and fees for each of the different classes of shares. More detailed descriptions of the distribution arrangements applicable to the classes of shares are contained in the respective Evergreen Intermediate Bond Prospectuses, the Evergreen Intermediate Prospectuses, the Keystone Intermediate Prospectus and in each Fund's respective Statement of Additional Information.

         Class Y Shares. Class Y shares are sold at net asset value without any initial sales charge and are not subject to distribution-related fees. Class Y shares are only available to certain classes of investors as is more fully described in the Prospectus for each Fund.

         Class A  Shares.  Class A shares  are sold at net asset  value  plus an
initial   sales   charge   and,   as   indicated    below,    are   subject   to
distribution-related fees.

     Class B Shares. Class B shares are sold without an initial sales charge but are subject to a CDSC, which ranges from 5% to 1%, if shares are redeemed during the first six years after the month of purchase. In addition, Class B shares are subject to distribution-related fees and shareholder servicing-related fees as described below. Class

B shares issued in the Reorganizations will automatically convert to Class A shares in accordance with the conversion schedule of Evergreen Intermediate Bond in effect at the time of the Reorganizations. For purposes of determining when Class B shares issued in the Reorganizations to shareholders of Evergreen Intermediate and Keystone Intermediate will convert to Class A shares, such shares will be deemed to have been purchased as of the date the shares of Evergreen Intermediate and Keystone Intermediate were originally purchased.

         Class B shares are subject to higher distribution-related fees than the corresponding Class A shares of each Fund on which a front-end sales charge is imposed (until they convert to Class A shares). The higher fees mean a higher expense ratio, so Class B shares pay correspondingly lower dividends and may have a lower net asset value than Class A shares of the Fund.

         Class C Shares. Class C shares are sold without an initial sales charge but, as indicated below, are subject to distribution and shareholder servicing-related fees. Class C shares are subject to a 1% CDSC if such shares are redeemed during the month of purchase and the 12-month period following the month of purchase. No CDSC is imposed on amounts redeemed thereafter. Class C shares incur higher distribution and shareholder servicing-related fees than Class A shares but, unlike Class B shares, do not convert to any other class of shares.

         The amount of the CDSC applicable to redemptions of shares of each Fund is charged as a percentage of the lesser of the then current net asset value or original cost. The CDSC is deducted from the amount of the redemption and is paid to the Fund's distributor or its predecessor, as the case may be. Shares of each Fund acquired through dividend or distribution reinvestment are not subject to a CDSC. For purposes of determining the schedule of CDSCs, and the time of conversion to Class A shares, applicable to shares of Evergreen Intermediate Bond received by Evergreen Intermediate's or Keystone Intermediate's shareholders in the Reorganizations, Evergreen Intermediate Bond will treat such shares as having been sold on the date the shares of Evergreen Intermediate or Keystone Intermediate were originally purchased by such Fund's shareholder. Additional information regarding the Classes of shares of each Fund is included in their respective Prospectus and Statement of Additional Information.

         Distribution-Related and Shareholder Servicing-Related Expenses. Evergreen Intermediate Bond, Evergreen Intermediate and Keystone Intermediate have each adopted a Rule 12b-1 plan with respect to its Class A shares under which the Class may pay for distribution-related expenses at an annual rate which may not exceed 0.75% of average daily net assets attributable to the Class. Payments with respect to Class A shares of Evergreen Intermediate Bond, Evergreen Intermediate and Keystone Intermediate are currently limited to 0.25% of average daily net assets attributable to the Class, which amount may be increased to the full plan rate for such Fund by the Trustees without shareholder approval.

         Each Fund has also adopted a Rule 12b-1 plan with respect to its Class B and Class C shares under which each Class may pay for distribution-related and shareholder servicing-related expenses at an annual rate which may not exceed 1.00% of average daily net assets attributable to the Class.

         The Class B and Class C Rule 12b-1 plans provide, that of the total 1.00% 12b-1 fees, up to 0.25% may be for payment in respect of "shareholder services." Consistent with the requirements of Rule 12b-1 and the applicable rules of the National Association of Securities Dealers, Inc., following the Reorganizations Evergreen Intermediate Bond may make distribution-related and shareholder servicing-related payments with respect to Evergreen Intermediate and Keystone Intermediate shares sold prior to the Reorganizations, including payments to Keystone Intermediate's former underwriter.

         Additional information regarding the Rule 12b-1 plans adopted by each Fund is included in its respective Prospectus and Statement of Additional Information.

Purchase and Redemption Procedures

         Information concerning applicable sales charges, distribution-related fees and shareholder servicing-related fees are described above. Investments in the Funds are not insured. The minimum initial purchase requirement for each Fund is $1,000. There is no minimum for subsequent purchases of shares of any Fund. Each Fund provides for telephone, mail or wire redemption of shares at net asset value, less any CDSC, as next determined after receipt of a redemption request on each day the New York Stock Exchange ("NYSE") is open for trading. Additional information concerning purchases and redemptions of shares, including how each Fund's net asset value is determined, is contained in the respective Prospectus for each Fund. Each Fund may involuntarily redeem shareholders' accounts that have less than $1,000 of invested funds. All funds invested in each Fund are invested in full and fractional shares. The Funds reserve the right to reject any purchase order.

Exchange Privileges

         Each Fund currently has identical exchange privileges. No sales charge is imposed on an exchange. An exchange which represents an initial investment in another fund must amount to at least $1,000. The current exchange privileges, and the requirements and limitations attendant thereto, are described in each Fund's respective Prospectus and Statement of Additional Information.

Dividend Policy

         Each Fund declares income dividends daily and pays such dividends monthly. Distributions of any net realized gains of a Fund will be made at least annually. Shareholders begin to earn dividends on the first business day after shares are purchased unless shares were not paid for, in which case dividends are not earned until the next business day after payment is received. Dividends and distributions are reinvested in additional shares of the same class of the respective Fund, or paid in cash, as a shareholder has elected. See the respective Prospectus of each Fund for further information concerning dividends and distributions.

         After the Reorganizations, shareholders of Evergreen Intermediate and Keystone Intermediate who have elected to have their dividends and/or distributions reinvested will have dividends and/or distributions received from Evergreen Intermediate Bond reinvested in shares of Evergreen Intermediate Bond. Shareholders of Evergreen Intermediate and Keystone Intermediate who have elected to receive dividends and/or distributions in cash will receive dividends and/or distributions from Evergreen Intermediate Bond in cash after the Reorganizations, although they may, after the Reorganizations, elect to have such dividends and/or distributions reinvested in additional shares of Evergreen Intermediate Bond.

         Each of Evergreen Intermediate and Keystone Intermediate has qualified and intends to continue to qualify, and Evergreen Intermediate Bond intends to qualify, to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). While so qualified, so long as each Fund distributes all of its investment company taxable income and any net realized gains to shareholders, it is expected that a Fund will not be required to pay any federal income taxes on the amounts so distributed. A 4% nondeductible excise tax will be imposed on amounts not distributed if a Fund does not meet certain distribution requirements by the end of each calendar year. Each Fund anticipates meeting such distribution requirements.

Risks

         Since the investment objectives and policies of each Fund are substantially comparable, the risks involved in investing in each Fund's shares are similar except that Evergreen Intermediate Bond and Keystone Intermediate may invest in debt securities rated within the four highest categories by a NRSRO, may invest up to 50% of their assets in foreign securities and up to 25% of their assets in high yield, high risk bonds rated below investment grade by a NRSRO. Evergreen Intermediate's purchases of debt securities are limited to those rated within the three highest categories by a NRSRO. Bonds rated in the fourth highest category, although considered investment grade, have speculative characteristics. High yield, high risk bonds generally involve greater volatility of price and risk of principal and income than bonds in the higher rating categories and are, on balance, considered predominantly speculative.

         Each Fund stresses earning income by investing in fixed income securities, which are generally considered to be interest rate sensitive. This means that their market values (and the Fund's share prices) will tend to vary inversely with changes in interest rates (i.e., decreasing when interest rates rise and increasing when interest rates fall). For example, if interest rates increase after a security is purchased, the security, if sold prior to maturity, may return less than its cost. Shorter term bonds are less sensitive to interest rate changes, but longer term bonds generally offer higher yields.

         In addition, to the extent that investments are made in debt securities (other than U.S. government securities), derivatives or structured securities, such investments, despite favorable credit ratings, are subject to some risk of default.

         Unlike Evergreen Intermediate, Evergreen Intermediate Bond and Keystone Intermediate may invest in derivatives. The market values of derivatives or structured securities may vary depending upon the manner in which the investments have been structured and may fluctuate much more rapidly and to a much greater extent. As a result, the values of such investments may change at rates in excess of the rates at which traditional fixed income securities change and, depending on the structure of a derivative, would change in a manner opposite to the change in the market value of a traditional fixed income security. See each Fund's Prospectus and Statement of Additional Information for further discussion of the risks inherent in the use of derivatives.

         Each Fund may invest in foreign securities. Investing in securities of foreign issuers generally involves greater risk than investing in securities of domestic issuers for the following reasons: publicly available information on issuers and securities may be scarce; many foreign countries do not follow the same accounting, auditing, and financial reporting standards as are used in the U.S.; market trading volumes may be smaller, resulting in less liquidity and more price volatility compared to U.S. securities of comparable quality; there may be less regulation of securities trading and its participants; the possibility may exist for expropriation, confiscatory taxation, nationalization, establishment of exchange controls, political or social instability or negative diplomatic developments; and dividend or interest withholding may be imposed at the source.

         Fluctuations in foreign exchange rates impose an additional level of risk, possibly affecting the value of a Fund's foreign investments and earnings, gains and losses realized through trades, and the unrealized appreciation or depreciation of investments. Each Fund may also incur costs when it shifts assets from one country to another.

                         REASONS FOR THE REORGANIZATIONS

         At a regular meeting held on September 16, 1997, the Board of Trustees of The Evergreen Lexicon Fund considered and approved the Reorganization as in the best interests of shareholders of Evergreen Intermediate and determined that the interests of existing shareholders of Evergreen Intermediate will not be diluted as a result of the transactions contemplated by the Reorganization.

         At a regular meeting held on September 17, 1997, the Board of Trustees of Keystone Intermediate considered and approved the Reorganization as in the best interests of shareholders and determined that the interests of existing shareholders of Keystone Intermediate will not be diluted as a result of the transactions contemplated by the Reorganization.

         In approving each Plan, the Trustees reviewed various factors about the respective Funds and the proposed

Reorganizations. The Reorganizations are part of an overall plan to convert the Evergreen Keystone funds into series of Delaware business trusts and, to the extent practicable, simplify and make consistent various investment restrictions and policies. Holders of shares of beneficial interest in a Massachusetts business trust may, under certain circumstances, be held personally liable as partners for their obligations of the trust. Although provisions of the Declaration of Trust and other legal documents pertaining to each Fund's affairs seek to minimize the potential for such liability, some degree of exposure, however unlikely, continues to exist with respect to the Funds as long as they are governed by Massachusetts law. Substantially all written agreements, obligations, instruments, or undertakings made by The Evergreen Lexicon Fund or Keystone Intermediate must contain a provision limiting the obligations created by that transaction to the Fund to which the transaction relates, as well as related provisions to the effect that the shareholders of the Fund and Trustees of the Trust under which the Fund operates are not personally liable thereunder. Although the Declarations of Trust of The Evergreen Lexicon Fund and Keystone
Intermediate provide for indemnification out of the Funds' property of any shareholder held personally liable for the obligations of a Fund solely by reason of his or her being or having been a shareholder, a shareholder could conceivably incur financial loss exceeding any amounts indemnified on account of shareholder liability if the circumstances were such that the Fund had insufficient assets or would otherwise be unable to meet its obligations.

         As a Delaware business trust, the Evergreen Fixed Income Trust's operations will be governed by applicable Delaware law rather than by applicable Massachusetts law. The Delaware Business Trust Act (the "Delaware Act") provides that a shareholder of a Delaware business trust shall be entitled to the same limitation of personal liability extended to stockholders of Delaware corporations. Shareholders of Delaware corporations do not have personal liability for obligations of the corporation.

         Delaware has obtained a favorable national reputation for its business laws and business environment. The Delaware courts, which may be called upon to interpret the Delaware Act, are among the nation's most highly respected and have an expertise in corporate matters which in part grew out of the fact that Delaware corporate legal issues are concentrated in the Court of Chancery where there are no juries and where judges issue written opinions explaining their decisions. Thus, there is a well established body of precedent which may be relevant in deciding issues pertaining to a Delaware business trust.

         There are other advantages that may be afforded by a Delaware business trust. Under Delaware law, the Evergreen Fixed Income Trust will have the flexibility to respond to future business contingencies. For example, the Trustees will have the power to change the Evergreen Fixed Income Trust to a corporation, to merge or consolidate it with another entity, to cause each series to become a separate trust, and to change the Evergreen Fixed Income Trust's domicile without a shareholder vote. This flexibility could help to assure that the Evergreen Fixed Income Trust operates under the most advanced form of organization and could reduce the expense and frequency of future shareholder meetings for non-investment related issues.

         In addition, although it is proposed that Evergreen Intermediate and Keystone Intermediate each sell all of its assets to Evergreen Intermediate Bond, a newly established series of Evergreen Fixed Income Trust, an important part of the Reorganizations is that Evergreen Intermediate, for all practical purposes, will be combined with Keystone Intermediate. For tax purposes, the Reorganizations are structured so that Evergreen Intermediate would be deemed the surviving fund. However, the investment objectives and policies of Evergreen Intermediate Bond are substantially identical to those of Keystone Intermediate. Consequently, in considering the Reorganizations, each Fund's Trustees reviewed the Reorganization in the context of Evergreen Intermediate being combined with Keystone Intermediate.

         There are substantial similarities between Evergreen Intermediate and Keystone Intermediate. Except for the fact that Keystone Intermediate may invest in debt securities rated slightly lower than those permitted to be purchased by Evergreen Intermediate and the fact that Keystone Intermediate may purchase certain derivatives, Evergreen Intermediate and Keystone Intermediate have substantially similar investment objectives and policies and comparable risk profiles. See "Comparison of Investment Objectives and Policies" below. At the same time, the Boards of Trustees of The Evergreen Lexicon Fund and Keystone Intermediate evaluated the potential economies of scale associated with larger mutual funds and concluded that operational efficiencies may be achieved upon the combination of Evergreen Intermediate with another Evergreen Keystone fund with a greater level of assets. As of August 31, 1997, Keystone Intermediate's net assets were approximately $ 27 million and Evergreen Intermediate's net assets were approximately $164 million.

         In addition, assuming that an alternative to the Reorganizations would be to propose that Evergreen Intermediate and Keystone Intermediate continue their existences as separate series of Evergreen Fixed Income Trust, Evergreen Intermediate would be offered through common distribution channels with the substantially identical Keystone Intermediate. Evergreen Intermediate would also have to bear the cost of maintaining its separate existence. FUNB and Keystone believe that the prospect of dividing the resources of the Evergreen Keystone mutual fund organization between two substantially identical funds could result in each Fund being disadvantaged due to an inability to achieve optimum size, performance levels and the greatest possible economies of scale. Accordingly, for the reasons noted above and recognizing that there can be no assurance that any economies of scale or other benefits will be realized, FUNB and Keystone believe that the proposed Reorganizations would be in the best interests of each Fund and its shareholders.

         The Board of Trustees of The Evergreen Lexicon Fund on behalf of Evergreen Intermediate and the Board of Trustees of Keystone Intermediate met and considered the recommendation of FUNB and Keystone, and, in addition, considered among other things, (i) the disadvantages which apply to operating each Fund as a Massachusetts business trust or a series of a Massachusetts business trust; (ii) the advantages which apply to each Fund operating as a series of a Delaware business trust; (iii) the terms and conditions of the Reorganization; (iv) whether the Reorganization would result in the dilution of shareholders' interests; (v) expense ratios, fees and expenses of Evergreen Intermediate and Keystone Intermediate; (vi) the comparative performance records of each of the Funds; (vii) compatibility of their investment objectives and policies; (viii) the investment experience, expertise and resources of Keystone;
(ix) service features available to shareholders of the respective Funds and Evergreen Intermediate Bond; (x) the fact that FUNB will bear the expenses incurred by Evergreen Intermediate and Keystone Intermediate in connection with the Reorganizations; (xi) the fact that Evergreen Intermediate Bond will assume certain identified liabilities of Evergreen Intermediate and Keystone Intermediate; and (xii) the expected federal income tax consequences of the Reorganizations.

         The Trustees of The Evergreen Lexicon Fund also considered the benefits to be derived by shareholders of Evergreen Intermediate from its combination, for all practical purposes, with Keystone Intermediate. In this regard, the Trustees considered the potential benefits of being associated with a larger entity and the economies of scale that could be realized by the participation by shareholders of Evergreen
Intermediate.

         In addition, the Trustees of The Evergreen Lexicon Fund and Keystone Intermediate considered that there are alternatives available to shareholders of Evergreen Intermediate and Keystone Intermediate, including the ability to redeem their shares, as well as the option to vote against the Reorganizations.

         During their consideration of the Reorganizations the Trustees met with Fund counsel and counsel to the Independent Trustees regarding the legal issues involved. The Trustees of Evergreen Fixed Income Trust on behalf of Evergreen Intermediate Bond also approved at a meeting on September 17, 1997 the proposed Reorganizations.

              THE TRUSTEES OF THE EVERGREEN LEXICON FUND RECOMMEND
             THAT THE SHAREHOLDERS OF EVERGREEN INTERMEDIATE APPROVE
                          THE PROPOSED REORGANIZATION.

              THE TRUSTEES OF KEYSTONE INTERMEDIATE RECOMMEND THAT
                SHAREHOLDERS APPROVE THE PROPOSED REORGANIZATION.

Agreements and Plans of Reorganization

         The following summary is qualified in its entirety by reference to the Plans (Exhibits A-1 and A-2 hereto).

         Each Plan provides that Evergreen Intermediate Bond will acquire all of the assets of Evergreen Intermediate and Keystone Intermediate in exchange for shares of Evergreen Intermediate Bond and the assumption by Evergreen Intermediate Bond of certain identified liabilities of Evergreen Intermediate and Keystone Intermediate on or about January 23, 1998 or such other date as may be agreed upon by the parties (the "Closing Date"). Prior to the Closing Date, Evergreen Intermediate and Keystone Intermediate will endeavor to discharge all of their known liabilities and obligations. Evergreen Intermediate Bond will not assume any liabilities or obligations of Evergreen Intermediate and Keystone Intermediate other than those reflected in an unaudited statement of assets and liabilities of Evergreen Intermediate and Keystone Intermediate prepared as of the close of regular trading on the NYSE, currently 4:00 p.m. Eastern time, on the business day immediately prior to the Closing Date. Evergreen Intermediate Bond will provide the Trustees of Keystone Intermediate with certain indemnifications as set forth in the Plan. The number of full and fractional shares of each class of Evergreen Intermediate Bond to be received by the shareholders of Evergreen Intermediate and Keystone Intermediate will be as follows: Shareholders of Keystone Intermediate will receive the number of shares of each class of Evergreen Intermediate Bond equal to the number of shares of each corresponding class as they currently hold of Keystone Intermediate. Shareholders of Evergreen Intermediate will receive the number of shares of Evergreen Intermediate Bond determined by multiplying the respective outstanding class of shares of Evergreen Intermediate by a factor which shall be computed by dividing the net asset value per share of the respective class of shares of Evergreen Intermediate by the net asset value per share of the respective class of shares of Evergreen Intermediate Bond. Such computations will take place as of the close of regular trading on the NYSE on the business day immediately prior to the Closing Date. The net asset value per share of each class will be determined by dividing assets, less liabilities, in each case attributable to the respective class, by the total number of outstanding shares.

         State Street Bank and Trust Company, the custodian for the Funds, will compute the value of Evergreen Intermediate's and Keystone Intermediate's respective portfolio securities. The method of valuation employed will be consistent with the procedures set forth in the Prospectuses and Statement of Additional Information of Evergreen Intermediate Bond, Rule 22c-1 under the 1940 Act, and with the interpretations of such Rule by the SEC's Division of Investment Management.

         At or prior to the Closing Date, Evergreen Intermediate may (although for tax purposes it is not required to do so) and Keystone Intermediate will have declared a dividend or dividends and distribution or distributions which, together with all previous dividends and distributions, shall have the effect of distributing to each Fund's shareholders (in shares of each Fund, or in cash, as the shareholder has previously elected) all of each Fund's investment company taxable income for the taxable period ending on the Closing Date (computed without regard to any deduction for dividends paid) and all of its net capital gains realized in all taxable periods ending on the Closing Date (after reductions for any capital loss carryforward).

         As soon after the Closing Date as conveniently practicable, Evergreen Intermediate and Keystone Intermediate will liquidate and distribute pro rata to shareholders of record as of the close of business on the Closing Date the full and fractional Corresponding Shares of Evergreen Intermediate Bond received by each Fund. Such liquidation and distribution will be accomplished by the establishment of accounts in the names of each Fund's shareholders on the share records of Evergreen Intermediate Bond's transfer agent. Each account will represent the respective pro rata number of full and fractional Corresponding Shares of Evergreen Intermediate Bond due to each Fund's shareholders. All issued and outstanding shares of each Fund, including those represented by certificates, will be canceled. The shares of Evergreen Intermediate Bond to be issued will have no preemptive or conversion rights. After such distributions and the winding up of its affairs, each of Evergreen Intermediate and Keystone Intermediate will be terminated. In connection with such terminations, Evergreen Intermediate and Keystone Intermediate will file with the SEC applications for termination as registered investment companies.

         The consummation of each Reorganization is subject to the conditions set forth in the Plan for Evergreen Intermediate and the Plan for Keystone Intermediate, including approval by each Fund's shareholders, accuracy of various representations and warranties and receipt of opinions of counsel, including opinions with respect to those matters referred to in "Federal Income Tax Consequences" below. Notwithstanding approval of each Fund's shareholders, each Plan may be terminated (a) by the mutual agreement of the Fund and Evergreen Intermediate Bond; or (b) at or prior to the Closing Date by either party (i) because of a breach by the other party of any representation, warranty, or agreement contained therein to be performed at or prior to the Closing Date if not cured within 30 days, or (ii) because a condition to the obligation of the terminating party has not been met and it reasonably appears that it cannot be met.

         The expenses of Evergreen Intermediate and Keystone Intermediate in connection with the Reorganizations (including the cost of any proxy soliciting agent) will be borne by FUNB whether or not the Reorganizations are consummated.

         If the Reorganization is not approved by shareholders of a Fund, the Board of Trustees of The Evergreen Lexicon Fund and Keystone Intermediate, as applicable, will consider other possible courses of action in the best interests of shareholders.

Federal Income Tax Consequences

         Each Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under section 368(a) of the Code. As a condition to the closing of a Reorganization, Evergreen Intermediate and Keystone Intermediate will each receive an opinion of counsel to the effect that, on the basis of the existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, for federal income tax purposes, upon consummation of the
Reorganization:

         (1) The transfer of all of the assets of the Fund solely in exchange for shares of Evergreen Intermediate Bond and the assumption by Evergreen Intermediate Bond of certain identified liabilities, followed by the distribution of Evergreen Intermediate Bond's shares by the Fund in dissolution and liquidation of the Fund, will constitute a "reorganization" within the meaning of section 368(a)(1)(F) (with respect to Evergreen Intermediate and 368(a)(1)(D) with respect to Keystone Intermediate) of the Code, and Evergreen Intermediate Bond and the Fund will each be a "party to a reorganization" within the meaning of section 368(b) of the Code;

         (2) No gain or loss will be recognized by the Fund on the transfer of all of its assets to Evergreen Intermediate Bond solely in exchange for
Evergreen Intermediate Bond's shares and the assumption by Evergreen Intermediate Bond of certain identified liabilities of the Fund or upon the distribution of Evergreen Intermediate Bond's shares to the Fund's shareholders in exchange for their shares of the Fund;

         (3) The tax basis of the assets transferred will be the same to Evergreen Intermediate Bond as the tax basis of such assets to the Fund immediately prior to the Reorganization, and the holding period of such assets in the hands of Evergreen Intermediate Bond will include the period during which the assets were held by the Fund;

         (4) No gain or loss will be recognized by Evergreen Intermediate Bond upon the receipt of the assets from the Fund solely in exchange for the shares of Evergreen Intermediate Bond and the assumption by Evergreen Intermediate Bond of certain identified liabilities of the Fund;

         (5) No gain or loss will be recognized by the Fund's shareholders upon the issuance of the shares of Evergreen Intermediate Bond to them, provided they receive solely such shares (including fractional shares) in exchange for their shares of the Fund; and

         (6) The aggregate tax basis of the shares of Evergreen Intermediate Bond, including any fractional shares, received by each of the shareholders of the Fund pursuant to the Reorganization will be the same as the aggregate tax basis of the shares of the Fund held by such shareholder immediately prior to the Reorganization, and the holding period of the shares of Evergreen Intermediate Bond, including fractional shares, received by each such shareholder will include the period during which the shares of the Fund exchanged therefor were held by such shareholder (provided that the shares of the Fund were held as a capital asset on the date of the Reorganization).

         Opinions of counsel are not binding upon the Internal Revenue Service or the courts. If a Reorganization is consummated but does not qualify as a tax-free reorganization under the Code, shareholders of Evergreen Intermediate and Keystone Intermediate would recognize a taxable gain or loss equal to the difference between his or her tax basis in his or her Fund shares and the fair market value of Evergreen Intermediate Bond shares he or she received. Shareholders of Evergreen Intermediate and Keystone Intermediate should consult their tax advisers regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. It is not anticipated that the securities of the combined portfolio will be sold in significant amounts in order to comply with the policies and investment practices of Evergreen Intermediate Bond. Since the foregoing discussion relates only to the federal income tax consequences of the Reorganization, shareholders of Evergreen Intermediate and Keystone Intermediate should also consult their tax advisers as to the state and local tax consequences, if any, of the Reorganization.

Pro-forma Capitalization

         The following table sets forth the capitalizations of Evergreen Intermediate and Keystone Intermediate as of August 31, 1997 and the capitalization of Evergreen Intermediate Bond on a pro forma basis as of that date, giving effect to the proposed acquisitions of assets at net asset value and the redemption of certain Class Y shares of Evergreen Intermediate. As a newly created series of Evergreen Fixed Income Trust, Evergreen Intermediate Bond, immediately preceding the Closing Date, will have nominal assets and liabilities. The pro forma data reflects an exchange ratio of approximately 1.14, 1.14, 1.14, and 1.14 Class A, Class B, Class C and Class Y shares, respectively, of Evergreen Intermediate Bond issued for each Class A, Class B, Class C and Class Y share, respectively, of Evergreen Intermediate and an exchange ratio of approximately 1.00, 1.00, and 1.00 Class A, Class B and Class C shares, respectively, of Evergreen Intermediate Bond issued for each Class A, Class B and Class C share, respectively, of Keystone Intermediate.


                    Capitalization of Evergreen Intermediate,
                       Keystone Intermediate and Evergreen
                          Intermediate Bond (Pro Forma)


                                                                                     Evergreen
                                                                                     Intermediate
                                                                                     Bond (After
                               Evergreen                   Keystone                  Reorgani-
                               Intermediate                Intermediate              zations)
                               ------------                ------------              ------------

Net Assets
   Class A................     $3,067,918                  $10,062,884               $13,130,802
   Class B................     $1,208,481                  $10,910,695               $12,119,176
   Class C................     $29,225                     $6,432,719                $6,461,944
   Class Y................     $160,134,198                N/A                       $135,227
Net Asset
Value Per
Share
   Class A................     $10.23                      $8.98                     $8.98
   Class B................     $10.23                      $8.99                     $8.99
   Class C................     $10.23                      $8.99                     $8.99
   Class Y................     $10.23                      N/A                       $8.98
Shares
Outstanding
   Class A................     299,926                     1,120,805                 1,462,480
   Class B................     118,145                     1,213,507                 1,347,948
   Class C................     2,857                       715,725                   718,976
   Class Y................     15,654,109                  N/A                       15,059
   All                         16,075,037                  3,050,037                 3,544,463
   Classes................


         The table set forth above should not be relied upon to reflect the number of shares to be received in the Reorganizations; the actual number of shares to be received will depend upon the net asset value and number of shares outstanding of each Fund at the time of the Reorganizations.

Shareholder Information

         As of November 10, 1997 (the "Record Date"), there were the following number of each Class of shares of beneficial interest of Evergreen Intermediate and Keystone Intermediate outstanding:


                                  Evergreen                   Keystone
Class of Shares                   Intermediate                Intermediate
---------------                   ------------                ------------

Class A......................

                                  Evergreen                   Keystone
Class of Shares                   Intermediate                Intermediate
---------------                   ------------                ------------
Class B......................
Class C......................
Class Y......................                                 N/A
All Classes..................

         As of September 30, 1997, the officers and Trustees of The Evergreen Lexicon Fund beneficially owned as a group less than 1% of the outstanding shares of Evergreen Intermediate. To Evergreen Intermediate's knowledge, the following persons owned beneficially or of record more than 5% of Evergreen Intermediate's total outstanding shares as of September 30, 1997:


                                                                                                Percen-
                                                                         Percen-                tage of
                                                                         tage of                Shares of
                                                                         Shares of              Class
                                                                         Class                  Outstand-
                                                                         Before                 ing After
                                                   No. of                Reorgani-              Reorgani-
Name and Address                    Class          Shares                zations                zations
----------------                    -----          ------                ---------              ---------

First Union Natl                    B              15,110                12.19                  1.30
Bank-Fl C/F
Lurene N. Roser
IRA
5200 N. Ocean Dr.
Apt. 17D
Singer Island, Fl
33404-2618

Fubs & Co. FEBO                     B              9,843                 7.94                   0.85
Veronica B.
Birdsong
1255 B Road
Loxahatchee, Fl
33470-4248






                                                                                                Percen-
                                                                         Percen-                tage of
                                                                         tage of                Shares of
                                                                         Shares of              Class
                                                                         Class                  Outstand-
                                                                         Before                 ing After
                                                   No. of                Reorgani-              Reorgani-
Name and Address                    Class          Shares                zations                zations
----------------                    -----          ------                ---------              ---------
Fubs & Co. FEBO
Frances E. Clyma                    B              9,745                 7.86                   0.84
Rev Trust
Frances E. Clyma
and Robert L.
Mastin Co-Trustee
U/A/D 01/25/96
Palm Beach Garde,
Fl 33410

Fubs & Co. FEBO                     B              7,907                 6.38                   0.68
Mary Louise
Chatman
Flora Louise
Chatman
Wages POA
9532 Ft. Foote
Road
Ft. Washington,
MD
20744-5753

Donaldson Lufkin                    B              7,799                 6.29                   0.67
Jenrette
Securities
Corporation
P.O. Box 2052
Jersey City, NJ
07303-9998
                                    C              2,115                 43.67                  0.35
Margaret S.
Collins
1106 Lothian
Drive
Tallahassee, FL
32312-2836

                                                                                                Percen-
                                                                         Percen-                tage of
                                                                         tage of                Shares of
                                                                         Shares of              Class
                                                                         Class                  Outstand-
                                                                         Before                 ing After
                                                   No. of                Reorgani-              Reorgani-
Name and Address                    Class          Shares                zations                zations
----------------                    -----          ------                ---------              ---------
First Union                         C              1,956                 40.37                  0.32
Brokerage
Services
Strobel & Hunter
A/C 8145-3592
715 East Gadsden
Street
Pensacola, FL
32501

Stifel Nicolaus &                   C              497                   10.26                  0.08
Co., Inc.
A/C 4907-3283
Peter M. Kopp and
Mary Jean Kopp
Jt. Wros
500 North
Broadway
St. Louis, MO
63102

Fubs & Co. FEBO                     C              247                   5.09                   0.04
Chris J. Thigpen
4497 Pineland Dr.
Evans, GA 30809-
3233

First Union                         Y              10,200,189            64.01                  0
National Bank
Trust Accounts
Attn: Ginny
Batten
301 S. Tryon
Street
11th Floor CMG-
1151
Charlotte, NC
28288-0002

                                                                                                Percen-
                                                                         Percen-                tage of
                                                                         tage of                Shares of
                                                                         Shares of              Class
                                                                         Class                  Outstand-
                                                                         Before                 ing After
                                                   No. of                Reorgani-              Reorgani-
Name and Address                    Class          Shares                zations                zations
----------------                    -----          ------                ---------              ---------
First Union
National Bank                       Y              5,656,543             35.49                  0
Trust Accounts
Attn: Ginny
Batten
301 S. Tryon
Street
11th Floor CMG-
1151
Charlotte, NC
28288-0002

         As of September 30, 1997, the officers and Trustees of Keystone Intermediate beneficially owned as a group less than 1% of the outstanding shares of Keystone Intermediate. To Keystone Intermediate's knowledge, the following persons owned beneficially or of record more than 5% of Keystone Intermediate's total outstanding shares as of September 30, 1997:


                                                                                          Percen-
                                                                     Percen-              tage of
                                                                     tage of              Shares of
                                                                     Shares of            Class
                                                                     Class                Outstand-
                                                                     Before               ing After
                                                  No. of             Reorgani-            Reorgani-
Name and Address                   Class          Shares             zations              zations
----------------                   -----          ------             ---------            ---------

Merrill, Lynch,                    A              239,372            21.78                16.61
Pierce, Fenner &
Smith
For the sole
benefit of its
customers
Attn: Fund
Administration
4800 Deer Lake
Dr.
E. 3rd Fl.
Jacksonville, FL
32246-6484

Donaldson Lufkin                   A              64,047             5.83                 4.44
Jenrette
Securities
Corporation
P.O. Box 2052
Jersey City, NJ
07303-2052

Merrill, Lynch,                    B              144,804            12.24                10.94
Pierce, Fenner &
Smith
For the sole
benefit of its
customers
Attn: Fund
Administration
4800 Deer Lake
Dr.
E. 3rd Floor
Jacksonville, FL
32246-6484


                                                                                          Percen-
                                                                     Percen-              tage of
                                                                     tage of              Shares of
                                                                     Shares of            Class
                                                                     Class                Outstand-
                                                                     Before               ing After
                                                  No. of             Reorgani-            Reorgani-
Name and Address                   Class          Shares             zations              zations
----------------                   -----          ------             ---------            ---------
Merrill, Lynch,
Pierce, Fenner &                   C              199,062            28.77                28.54
Smith
For the sole
benefit of its
customers
Attn: Fund
Administration
4800 Deer Lake
Drive
E. 3rd Floor
Jacksonville, FL
32246-6484

NFSC FEBO #BNG-                    C              36,442             5.27                 5.23
522228
CTR for the
Advancement of
HLT
Rena Convissor
2000 Florida
Ave., NW
Suite 210
Washington, D.C.
20009-1231


                COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

         The following discussion is based upon and qualified in its entirety by the descriptions of the respective investment objectives, policies and restrictions set forth in the respective Prospectuses and Statements of Additional Information of the Funds. The investment objectives, policies and restrictions of Evergreen Intermediate Bond can be found in the Prospectuses of Evergreen Intermediate Bond under the caption "Investment Objectives and Policies". The investment objectives, policies and restrictions of Evergreen Intermediate and Keystone Intermediate can be found in the respective Prospectus of each Fund under the caption "Investment Objectives and Policies."

         The investment objectives of Evergreen Intermediate Bond and Keystone Intermediate are identical. These Funds seek current income by investing primarily in a broad range of investment quality debt securities. As a secondary objective, each Fund seeks to protect capital. Unlike Evergreen Intermediate
Bond, the investment objectives of Keystone Intermediate cannot be changed without shareholder approval.

         The following discussion of Evergreen Intermediate Bond's investment policies and restrictions applies equally to Keystone Intermediate. Evergreen Intermediate Bond seeks current income by normally investing at least 80% of its assets in debt securities including U.S. Treasury bills, notes and bonds; mortgage-backed securities issued by the U.S. government, its agencies or instrumentalities; mortgage-backed securities issued by private issuers; corporate debt securities; and commercial paper.

         Under ordinary circumstances, Evergreen Intermediate Bond expects to invest at least 65% of its assets in bonds and debentures. In addition, Evergreen Intermediate Bond will invest in securities that, at the time of investment, are rated within the four highest categories by Standard & Poor's Ratings Group ("S&P") (AAA, AA, A and BBB), by Moody's Investors Service ("Moody's") (Aaa, Aa, A and Baa) or by Fitch Investors Service, L.P. - Municipal Division ("Fitch") (AAA, AA, A and BBB), or if not rated or rated under a different system, are of comparable quality to obligations so rated, as determined by its investment adviser.

         In addition, Evergreen Intermediate Bond may invest up to 25% of its assets in below-investment grade securities having a rating range of BB to CCC by S&P and Ba to Caa by Moody's, or if unrated or rated under a different system, believed by its investment adviser to be of comparable quality. Evergreen Intermediate Bond may also invest up to 50% of its assets in securities that are principally traded in securities markets located outside of the United States. For a description of such ratings, see Evergreen Intermediate Bond's Statement of Additional Information.

         Evergreen Intermediate Bond's debt securities may include fixed and adjustable rate or stripped bonds, debentures, notes, equipment trust certificates and debt securities convertible into, or exchangeable for, preferred or common stock. Evergreen Intermediate Bond may also invest in units, which are debt securities with stock or warrants to buy stock attached, and preferred stock.

         Evergreen Intermediate Bond currently expects that the dollar weighted average maturity of its investments will range from 3 to 7 years. However, Evergreen Intermediate Bond may invest in securities with remaining maturities of ten years or fewer.

         Evergreen Intermediate Bond may invest up to 20% of its total assets under ordinary circumstances and, when in its investment adviser's opinion market conditions warrant, up to 100% of its assets for temporary defensive purposes in the following types of money market instruments: (1) commercial paper, including master demand notes, that at the date of investment is rated A-1, the highest grade by S&P, P-1, the highest grade by Moody's or, if not rated by such services, is issued by a company which at the date of investment has an outstanding issue rated A or better by S&P or Moody's; (2) obligations, including certificates of deposit and bankers' acceptances, of banks or savings and loan associations having at least $1 billion in assets that are members of the Federal Deposit Insurance Corporation including U.S. branches of foreign banks and foreign branches of U.S. banks; (3) corporate obligations which at the date of investment are rated A or better by S&P or Moody's; and (4) obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities.

         Evergreen Intermediate Bond may also invest in certain other types of derivative instruments, including interest rate swaps, equity swaps, index swaps, currency swaps and caps and floors, in addition to forwards, futures, options, mortgage-backed securities and other asset-backed securities as mentioned above.

         The investment objective of Evergreen Intermediate, which cannot be changed without shareholder approval, is to maximize current yield consistent with the preservation of capital. The Fund invests its assets in U.S. Treasury obligations; obligations issued or guaranteed as to principal and interest by agencies and instrumentalities of the U.S. government; receipts evidencing separately traded principal and interest components of U.S. government obligations; corporate bonds and debentures rated, at the time of purchase, within the three highest categories (A or better) by S&P or Moody's or, if unrated, determined to be of comparable quality by its investment adviser; mortgage-backed securities and asset- backed securities rated, at the time of purchase, at least AA by S&P or Aa by Moody's, commercial paper rated A-1 or better by Moody's or P-1 or better by S&P or, if unrated, determined to be of comparable quality at the time of investment as determined by its investment adviser; short-term bank obligations; U.S. dollar denominated securities issued or guaranteed by foreign governments, their political subdivisions, agencies or instrumentalities; U.S. dollar denominated obligations of supranational entities; and repurchase agreements involving any of the foregoing securities; and U.S. dollar denominated securities of other foreign issuers. Evergreen Intermediate will maintain an average weighted maturity of approximately five to fifteen years, although under normal conditions the Fund's investment adviser expects the Fund to maintain an average weighted maturity of five to ten years.

         The principal differences between Evergreen Intermediate Bond and Keystone Intermediate on the one hand, and Evergreen Intermediate on the other, relate to: (i) the minimum credit quality of the Funds' debt securities (BBB or better with respect to at least 65% of its assets for Evergreen Intermediate Bond and Keystone Intermediate and A or better for Evergreen Intermediate with respect to its portfolio of debt securities; (ii) the fact that Evergreen Intermediate Bond and Keystone Intermediate may invest up to 25% of each Fund's assets in high yield, high risk bonds); (iii) the fact that Evergreen Intermediate Bond and Keystone Intermediate may invest up to 50% of their assets in foreign securities; and (iv) each Fund's policy regarding investments in derivatives. While Evergreen Intermediate is not permitted to do so, Evergreen Intermediate Bond and Keystone Intermediate may invest in certain derivative instruments such as options, futures, swaps, caps and floors. For a discussion of the risks associated with such investments, see "Investment Practices and Restrictions" in Evergreen Intermediate Bond's Prospectuses.

         The characteristics of each investment policy and the associated risks are described in each Fund's respective Prospectus and Statement of Additional Information. The Funds have other investment policies and restrictions which are also set forth in the Prospectus and Statement of Additional Information of each Fund.

                 COMPARATIVE INFORMATION ON SHAREHOLDERS' RIGHTS

Forms of Organization

     Evergreen Fixed Income Trust, The Evergreen Lexicon Fund and Keystone Intermediate are open-end management investment companies registered with the SEC under the 1940 Act, which continuously offer shares to the public. Each of The Evergreen Lexicon Fund and Keystone Intermediate is organized as a Massachusetts business trust. Evergreen Fixed Income

Trust is organized as a Delaware business trust. Each Trust is governed by a Declaration of Trust, By-Laws and a Board of Trustees. Each Trust is also governed by applicable Delaware, Massachusetts and federal law. Evergreen
Intermediate Bond is a series of Evergreen Fixed Income Trust and Evergreen Intermediate is a series of The Evergreen Lexicon Fund.

Capitalization

         The beneficial interests in Evergreen Intermediate Bond are represented by an unlimited number of transferable shares of beneficial interest without par value. The beneficial interests in Evergreen Intermediate and Keystone Intermediate are represented by an unlimited number of transferable shares of beneficial interest with a $.0001 and $.001 par value per share, respectively. The respective Declaration of Trust under which each Fund has been established permits the Trustees to allocate shares into an unlimited number of series, and classes thereof, with rights determined by the Trustees, all without shareholder approval. Fractional shares may be issued. Except with respect to Evergreen Intermediate Bond where each share of the Fund is entitled to one vote for each dollar of net asset value applicable to such share, each Fund's shares have equal voting rights with respect to matters affecting shareholders of all classes of each Fund and represent equal proportionate interests in the assets belonging to each class of shares of the Funds. Shareholders of each Fund are entitled to receive dividends and other amounts as determined by the Trustees. Shareholders of each Fund vote separately, by class, as to matters, such as approval of or amendments to Rule 12b-1 distribution plans, that affect only their particular class and by series as to matters, such as approval of or amendments to investment advisory agreements or proposed organizations, that affect only their particular series.

Shareholder Liability

         Under Massachusetts law, shareholders of a business trust could, under certain circumstances, be held personally liable for the obligations of the business trust. However, the respective Declaration of Trust under which Evergreen Intermediate and Keystone Intermediate was established disclaims shareholder liability for acts or obligations of the series and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund or the Trustees. Each Declaration of Trust provides for indemnification out of the series property for all losses and expenses of any shareholder held personally liable for the obligations of the series. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is considered remote since it is limited to circumstances in which a disclaimer is inoperative and the series or the Trust itself would be unable to meet its obligations. A substantial number of mutual funds in the United States are organized as Massachusetts business trusts.

         Under Delaware law, shareholders of a Delaware business trust are entitled to the same limitation of personal liability extended to stockholders of Delaware corporations. No similar statutory or other authority limiting business trust shareholder liability exists in any other state. As a result, to the extent that Evergreen Fixed Income Trust or a shareholder is subject to the jurisdiction of courts in those states, the courts may not apply Delaware law, and may thereby subject shareholders of a Delaware trust to liability. To guard against this risk, the Declaration of Trust of Evergreen Fixed Income Trust: (a) provides that any written obligation of the Trust may contain a statement that such obligation may only be enforced against the assets of the Trust or the particular series in question and the obligation is not binding upon the shareholders of the Trust; however, the omission of such a disclaimer will not operate to create personal liability for any shareholder; and (b) provides for indemnification out of Trust property of any shareholder held personally liable for the obligations of Evergreen Fixed Income Trust. Accordingly, the risk of a shareholder of the Trust incurring financial loss beyond that shareholder's investment because of shareholder liability is limited to circumstances in which: (i) the court refuses to apply Delaware law; (ii) no contractual limitation of liability was in effect; and (iii) the Trust itself would be unable to meet its obligations. In light of Delaware law, the nature of the Trust's business, and the nature of its assets, the risk of personal liability to a shareholder of Evergreen Fixed Income Trust is remote.

Shareholder Meetings and Voting Rights

         Neither   Evergreen   Fixed   Income   Trust  on  behalf  of  Evergreen
Intermediate Bond, The Evergreen Lexicon Fund on behalf of Evergreen Intermediate nor Keystone Intermediate is required to hold annual meetings of shareholders. However, a meeting of shareholders for the purpose of voting upon the question of removal of a Trustee must be called when requested in writing by the holders of at least 10% of the outstanding shares. In addition, each is required to call a meeting of shareholders for the purpose of electing Trustees if, at any time, less than a majority of the Trustees then holding office were elected by shareholders. Each Trust currently does not intend to hold regular shareholder meetings. Each Trust does not permit cumulative voting. Except when a larger quorum is required by applicable law, for Evergreen Intermediate Bond, twenty-five percent (25%) of the outstanding shares entitled to vote, and for Evergreen Intermediate and Keystone Intermediate, a majority of the outstanding shares entitled to vote on a matter, constitutes a quorum for consideration of such matter. For Evergreen Intermediate Bond and Evergreen Intermediate, a majority of the shares voted, and for Keystone Intermediate, a majority of the shares present and entitled to vote, is sufficient to act on a matter (unless otherwise specifically required by the applicable governing documents or other law, including the 1940 Act).

         Under the Declaration of Trust of Evergreen Fixed Income Trust, each share of Evergreen Intermediate Bond is entitled to one vote for each dollar of net asset value applicable to each share. Under the current voting provisions governing Evergreen Intermediate and Keystone Intermediate, each share is entitled to one vote. Over time, the net asset values of the Funds have changed in relation to one another and are expected to continue to do so in the future. Because of the divergence in net asset values, a given dollar investment in a Fund with a lower net asset value will purchase more shares, and under the Funds' current voting provisions, have more votes, than the same investment in a Fund with a higher net asset value. Under the Declaration of Trust of Evergreen Fixed Income Trust, voting power is related to the dollar value of the shareholders' investment rather than to the number of shares held.

Liquidation or Dissolution

         In the event of the liquidation of Evergreen Intermediate Bond, Evergreen Intermediate and Keystone Intermediate, the shareholders are entitled to receive, when, and as declared by the Trustees, the excess of the assets belonging to such Fund or attributable to the class over the liabilities belonging to the Fund or attributable to the class. In either case, the assets so distributable to shareholders of the Fund will be distributed among the shareholders in proportion to the number of shares of a class of the Fund held by them and recorded on the books of the Fund.

Liability and Indemnification of Trustees

         The Declaration of Trust of The Evergreen Lexicon Fund provides that no Trustee shall be liable except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. The Declaration of Trust of Keystone Intermediate provides that a Trustee shall be liable only for his own willful defaults, and that no Trustee shall be protected against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

         The Declaration of Trust of The Evergreen Lexicon Fund provides that present and former Trustees or officers are generally entitled to indemnification against liabilities and expenses with respect to claims related to their position with the Fund unless, with respect to The Evergreen Lexicon Fund, in the case of any liability to the Fund or its shareholders, it shall have been adjudicated that such Trustee or officer engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, or such Trustee or officer shall have been adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Fund. In the event of settlement, no indemnification shall be provided to a Trustee or officer unless there has been a determination that such person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

         The Declaration of Trust of Keystone Intermediate provides that a Trustee or officer is entitled to indemnification against liabilities and expenses with respect to claims related to his or her position with the Fund, unless such Trustee or officer shall have been adjudicated not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Fund, or unless such Trustee or officer is otherwise subject to liability to the Fund or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. In the event of settlement, no such indemnification shall be provided unless there has been a determination that such Trustee or officer appears to have acted in good faith in the reasonable belief that his action was in the best interests of the Fund and that such indemnification would not protect such person against any liability to the Fund to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

         Under the Declaration of Trust of Evergreen Fixed Income Trust, a Trustee is liable to the Trust and its shareholders only for such Trustee's own willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the office of Trustee or the discharge of such Trustee's functions. As provided in the Declaration of Trust, each Trustee of the Trust is entitled to be indemnified against all liabilities against him or her, including the costs of litigation, unless it is determined that the Trustee (i) did not act in good faith in the reasonable belief that such Trustee's action was in or not opposed to the best interests of the Trust; (ii) had acted with willful misfeasance, bad faith, gross negligence or reckless disregard of such Trustee's duties; and
(iii) in a criminal proceeding, had reasonable cause to believe that such Trustee's conduct was unlawful (collectively, "disabling conduct"). A determination that the Trustee did not engage in disabling conduct and is, therefore, entitled to indemnification may be based upon the outcome of a court action or administrative proceeding or by (a) a vote of a majority of those Trustees who are neither "interested persons" within the meaning of the 1940 Act nor parties to the proceeding or (b) an independent legal counsel in a written opinion. The Trust may also advance money for such litigation expenses provided that the Trustee undertakes to repay the Trust if his or her conduct is later determined to preclude indemnification and certain other conditions are met.

         The foregoing is only a summary of certain characteristics of the operations of the Declarations of Trust, By-Laws, Delaware and Massachusetts law and is not a complete description of those documents or law. Shareholders should refer to the provisions of such Declarations of Trust, By-Laws, Delaware and Massachusetts law directly for more complete information.

                             ADDITIONAL INFORMATION

         Evergreen Intermediate Bond. Information concerning the operation and management of Evergreen Intermediate Bond is incorporated herein by reference from the Prospectuses dated November 10, 1997, copies of which are enclosed, and the Statement of Additional Information dated November 10, 1997. A copy of such Statement of Additional Information is available upon request and without charge by writing to Evergreen Intermediate Bond at the address listed on the cover page of this Prospectus/Proxy Statement or by calling toll-free 1-800-343-2898.

     Evergreen Intermediate. Information about the Fund is included in its current Prospectuses dated September 3, 1997, as supplemented, and in the Statement of Additional Information of the same date that have been filed with the

SEC, all of which are incorporated herein by reference. Copies of the Prospectuses and Statement of Additional Information are available upon request and without charge by writing to the address listed on the cover page of this Prospectus/Proxy Statement or by calling toll-free 1-800-343- 2898.

         Keystone Intermediate. Information about the Fund is included in its current Prospectus dated September 3, 1997, as supplemented, and in the Statement of Additional Information of the same date that has been filed with the SEC, all of which are incorporated herein by reference. A copy of the Prospectus and Statement of Additional Information are available upon request and without charge by writing to the address listed on the cover page of this Prospectus/Proxy Statement or by calling toll-free 1-800-343-2898.

         Evergreen Intermediate Bond, Evergreen Intermediate and Keystone Intermediate are each subject to the informational requirements of the Securities Exchange Act of 1934 and the 1940 Act, and in accordance therewith file reports and other information including proxy material, and charter documents with the SEC. These items can be inspected and copies obtained at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices located at Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and Seven World Trade Center, Suite 1300, New York, New York 10048.

                   VOTING INFORMATION CONCERNING THE MEETINGS

         This Prospectus/Proxy Statement is furnished in connection with a solicitation of proxies by the Trustees of The Evergreen Lexicon Fund and Keystone Intermediate to be used at each Special Meeting of Shareholders to be held at 3:00 p.m., January 6, 1998, at the offices of the Evergreen Keystone
Funds, 200 Berkeley Street, Boston, MA 02116 and at any adjournments thereof. This Prospectus/Proxy Statement, along with a Notice of the meeting and a proxy card, is first being mailed to shareholders of Evergreen Intermediate and Keystone Intermediate on or about November 14, 1997. Only shareholders of record as of the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof. The holders of a majority of the outstanding shares entitled to vote of each Fund at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the Meeting. If the enclosed form of proxy is properly executed and returned in time to be voted at the Meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. Unmarked proxies will be voted FOR the proposed Reorganization and FOR any other matters deemed appropriate. Proxies that reflect abstentions and "broker non-votes" (i.e., shares held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or the persons entitled to vote or (ii) the broker or nominee does not have discretionary voting power on a particular matter) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum. Such proxies with respect to Evergreen Intermediate will have no effect on the outcome of the vote to approve a Plan since the vote required is a majority of the shares voted. However, with respect to Keystone Intermediate, such proxies will have the effect of being counted as votes against the Plan since the vote required is a majority of the shares present and entitled to vote. A proxy may be revoked at any time on or before the Meeting by written notice to the Secretary of The Evergreen Lexicon Fund or Keystone Intermediate, as applicable, 200 Berkeley Street, Boston, Massachusetts 02116. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, FOR approval of the Plan and the Reorganization contemplated thereby.

         Approval of each Plan will  require,  for Evergreen  Intermediate,  the
affirmative   vote  of  a  majority  of  the  shares  voted,  and  for  Keystone
Intermediate, a majority of the shares present and entitled to vote, with all Classes voting together as a single class at Meetings at which a quorum of each Fund's shares is present. Each full share outstanding is entitled to one vote and each fractional share outstanding is entitled to a proportionate share of one vote.

         Proxy solicitations will be made primarily by mail, but proxy solicitations may also be made by telephone, telegraph or personal solicitations conducted by officers and employees of FUNB, its affiliates or other representatives of Evergreen Intermediate and Keystone Intermediate (who will not be paid for their soliciting activities). Shareholders Communications Corp. ("SCC") has been engaged by Evergreen Intermediate and Keystone Intermediate to assist in soliciting proxies, and may contact certain shareholders of the Funds over the telephone. Shareholders who are contacted by SCC may be asked to cast their vote by telephonic proxy. Such proxies will be recorded in accordance with the procedures set forth below. Each Fund believes these procedures are reasonably designed to ensure that the identity of the shareholder casting the vote is accurately determined and that the voting instructions of the shareholder are accurately reflected. Each Fund has received an opinion of counsel that addresses the validity, under the applicable law of The Commonwealth of Massachusetts, of a proxy given orally. The opinion concludes that a Massachusetts court would find that there is no Massachusetts law or Massachusetts public policy against the acceptance of proxies signed by an orally-authorized agent.

         In all cases where a telephonic proxy is solicited, the SCC representative will ask you for your full name, address, social security or employer identification number, title (if you are authorized to act on behalf of an entity, such as a corporation), and number of shares owned. If the information solicited agrees with the information provided to SCC by each Fund's transfer agent, then the SCC representative will explain the process, read the proposals listed on the proxy card and ask for your instructions on each proposal. The SCC representative, although he or she will answer questions about the process, will not recommend to the shareholder how he or she should vote, other than to read any recommendations set forth in the proxy statement. Within 72 hours, SCC will send you a letter or mailgram to confirm your vote and asking you to call immediately if your instructions are not correctly reflected in the confirmation.

         If you wish to participate in the Meeting, but do not wish to give your proxy by telephone, you may still submit the proxy card included with this Prospectus/Proxy Statement or attend in person. Any proxy given by you, whether in writing or by telephone, is revocable.

         In the event that sufficient votes to approve a Reorganization are not received by January 6, 1998, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast; the percentage of negative votes actually cast; the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any such adjournment will require an affirmative vote by the holders of a majority of the shares present in person or by proxy and entitled to vote at the Meeting. The persons named as proxies will vote upon such adjournment after consideration of all circumstances which may bear upon a decision to adjourn the Meeting.

         A shareholder who objects to a proposed Reorganization will not be entitled under either Massachusetts law or the Declaration of Trust of The Evergreen Lexicon Fund or Keystone

Intermediate, as applicable, to demand payment for, or an appraisal of, his or her shares. However, shareholders should be aware that the Reorganizations as proposed are not expected to result in recognition of gain or loss to shareholders for federal income tax purposes and that, if the Reorganizations are consummated, shareholders will be free to redeem the shares of Evergreen Intermediate Bond which they receive in the transaction at their then-current net asset value. Shares of Evergreen Intermediate and Keystone Intermediate may be redeemed at any time prior to the consummation of the Reorganizations. Shareholders of Evergreen Intermediate and Keystone Intermediate may wish to consult their tax advisers as to any differing consequences of redeeming Fund shares prior to the Reorganizations or exchanging such shares in the Reorganizations.

         Evergreen Intermediate and Keystone Intermediate do not hold annual shareholder meetings. If a Reorganization is not approved, shareholders wishing to submit proposals for consideration for inclusion in a proxy statement for a subsequent shareholder meeting should send their written proposals to the Secretary of The Evergreen Lexicon Fund or Keystone Intermediate, as applicable, at the address set forth on the cover of this Prospectus/Proxy Statement such that they will be received by the Funds in a reasonable period of time prior to any such meeting.

         The votes of the shareholders of Evergreen Intermediate Bond are not being solicited by this Prospectus/Proxy Statement and are not required to carry out the Reorganizations.

         NOTICE TO BANKS, BROKER-DEALERS AND VOTING TRUSTEES AND THEIR NOMINEES. Please advise Evergreen Intermediate and Keystone Intermediate whether other persons are beneficial owners of shares for which proxies are being solicited and, if so, the number of copies of this Prospectus/Proxy Statement needed to supply copies to the beneficial owners of the respective shares.

                        FINANCIAL STATEMENTS AND EXPERTS

         The financial statements of Evergreen Intermediate as of June 30, 1997, and the financial statements and financial highlights for the periods indicated therein, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

         The financial statements of Keystone Intermediate as of June 30, 1997, and the financial statements and financial highlights for the periods indicated therein, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                  LEGAL MATTERS

         Certain legal matters concerning the issuance of shares of Evergreen Intermediate Bond will be passed upon by Sullivan & Worcester LLP, Washington, D.C.

                                 OTHER BUSINESS

         The Trustees of The Evergreen Lexicon Fund and Keystone Intermediate do not intend to present any other business at the Meeting. If, however, any other matters are properly brought before the Meeting, the persons named in the accompanying form of proxy will vote thereon in accordance with their judgment.

         THE RESPECTIVE TRUSTEES OF THE EVERGREEN LEXICON FUND AND KEYSTONE INTERMEDIATE RECOMMEND THEIR APPROVAL OF EACH RESPECTIVE PLAN AND ANY UNMARKED PROXIES WITHOUT INSTRUCTIONS TO THE CONTRARY WILL BE VOTED IN FAVOR OF APPROVAL OF THE PLANS.

November 14, 1997

                                                              EXHIBIT A-1

                      AGREEMENT AND PLAN OF REORGANIZATION

         THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this 30th day of September, 1997, by and between the Evergreen Fixed Income Trust, a Delaware business trust, with its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116 (the "Trust"), with respect to its Evergreen Intermediate Term Bond Fund series (the "Acquiring Fund"), and The Evergreen Lexicon Fund, a Massachusetts business trust, with its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116 ("Evergreen Lexicon") with respect to its Evergreen Intermediate-Term Bond Fund series (the "Selling Fund").

         This Agreement is intended to be, and is adopted as, a plan of reorganization and liquidation within the meaning of Section 368 (a)(1)(F) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of (i) the transfer of all of the assets of the Selling Fund in exchange solely for Class Y, Class A, Class B and Class C shares of beneficial interest, without par value, of the Acquiring Fund (the "Acquiring Fund Shares"); (ii) the assumption by the Acquiring Fund of certain identified liabilities of the Selling Fund; and (iii) the distribution, after the Closing Date hereinafter referred to, of the Acquiring Fund Shares to the shareholders of the Selling Fund in liquidation of the Selling Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

         WHEREAS, the Selling Fund and the Acquiring Fund are each separate investment series of an open-end, registered investment company of the management type, and the Selling Fund owns securities that generally are assets of the character in which the Acquiring Fund is permitted to invest;

         WHEREAS, both Funds are authorized to issue their shares of beneficial interest;

         WHEREAS, the Trustees of the Trust have determined that the exchange of all of the assets of the Selling Fund for Acquiring Fund Shares and the assumption of certain identified liabilities of the Selling Fund by the Acquiring Fund on the terms and conditions hereinafter set forth are in the best interests of the Acquiring Fund's shareholders;

         WHEREAS, the Trustees of Evergreen Lexicon have determined that the Selling Fund should exchange all of its assets and certain identified liabilities for Acquiring Fund Shares and that the interests of the existing shareholders of the Selling Fund will not be diluted as a result of the transactions contemplated herein;

         NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

                                    ARTICLE I

         TRANSFER OF ASSETS OF THE SELLING FUND IN EXCHANGE FOR
                 THE ACQUIRING FUND SHARES AND ASSUMPTION OF SELLING FUND LIABILITIES AND LIQUIDATION OF THE SELLING FUND

         1.1 THE EXCHANGE. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Selling Fund agrees to transfer all of the Selling Fund's assets as set forth in paragraph 1.2 to the Acquiring Fund. The Acquiring Fund agrees in exchange therefor (i) to deliver to the Selling Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined by multiplying the shares outstanding of each class of the Selling Fund by the ratio computed by dividing the net asset value per share of each such class of the Selling Fund by the net asset value per share of the corresponding class of Acquiring Fund Shares computed in the manner and as of the time and date set forth in paragraph 2.2; and (ii) to assume certain identified liabilities of the Selling Fund, as set forth in paragraph 1.3. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing Date").

         1.2 ASSETS TO BE ACQUIRED. The assets of the Selling Fund to be acquired by the Acquiring Fund shall consist of all property, including, without limitation, all cash, securities, commodities, and futures interests and dividends or interest receivables, that is owned by the Selling Fund and any deferred or prepaid expenses shown as an asset on the books of the Selling Fund on the Closing Date.

         The Selling Fund has provided the Acquiring Fund with its most recent audited financial statements, which contain a list of all of Selling Fund's assets as of the date thereof. The Selling Fund hereby represents that as of the date of the execution of this Agreement there have been no changes in its financial position as reflected in said financial statements other than those occurring in the ordinary course of its business in connection with the purchase and sale of securities and the payment of its normal operating expenses.

The Selling Fund reserves the right to sell any of such securities, but will not, without the prior written approval of the Acquiring Fund, acquire any additional securities other than securities of the type in which the Acquiring Fund is permitted to invest.

         The Acquiring Fund will, within a reasonable time prior to the Closing Date, furnish the Selling Fund with a statement of the Acquiring Fund's investment objectives, policies, and restrictions and a list of the securities, if any, on the Selling Fund's list referred to in the second sentence of this paragraph that do not conform to the Acquiring Fund's investment objectives, policies, and restrictions. In the event that the Selling Fund holds any investments that the Acquiring Fund may not hold, the Selling Fund will dispose of such securities prior to the Closing Date. In addition, if it is determined that the Selling Fund and the Acquiring Fund portfolios, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the Acquiring Fund with respect to such investments, the Selling Fund if requested by the Acquiring Fund will dispose of a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Closing Date.

         1.3 LIABILITIES TO BE ASSUMED. The Selling Fund will endeavor to discharge all of its known liabilities and obligations prior to the Closing Date. The Acquiring Fund shall assume only those liabilities, expenses, costs, charges and reserves reflected on a Statement of Assets and Liabilities of the Selling Fund prepared on behalf of the Selling Fund, as of the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period. The Acquiring Fund shall assume only those liabilities of the Selling Fund reflected in such Statement of Assets and Liabilities and shall not assume any other liabilities, whether absolute or contingent, known or unknown, accrued or unaccrued, all of which shall remain the obligation of the Selling Fund.

         In addition, upon completion of the Reorganization, for purposes of calculating the maximum amount permitted to be charged to the Acquiring Fund under the National Association of Securities Dealers, Inc. Conduct Rule 2830, minus the amount of the sales charges paid or accrued (including asset based sales charge), plus permitted interest ("Aggregate NASD Cap"), the Acquiring Fund will add to its Aggregate NASD Cap immediately prior to the Reorganization the Aggregate NASD Cap of the Selling Fund immediately prior to the Reorganization.

         1.4 LIQUIDATION AND DISTRIBUTION. On or soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), (a) the Selling Fund will liquidate and distribute pro rata to the Selling Fund's shareholders of record, determined as of the close of business on the Valuation Date (the "Selling Fund Shareholders"), the Acquiring Fund Shares received by the Selling Fund pursuant to paragraph 1.1; and (b) the Selling Fund will thereupon proceed to dissolve as set forth in paragraph 1.8 below. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Selling Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Selling Fund Shareholders and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders. All issued and outstanding shares of the Selling Fund will simultaneously be canceled on the books of the Selling Fund. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

         1.5 OWNERSHIP OF SHARES. Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Shares of the Acquiring Fund will be issued in the manner described in the combined Prospectus and Proxy Statement on Form N-14 to be distributed to shareholders of the Selling Fund as described in paragraph 5.7.

         1.6 TRANSFER TAXES. Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Selling Fund shares on the books of the Selling Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

         1.7 REPORTING RESPONSIBILITY. Any reporting responsibility of the Selling Fund is and shall remain the responsibility of the Selling Fund up to and including the Closing Date and such later date on which the Selling Fund is terminated.

         1.8  TERMINATION.   The  Selling  Fund  shall  be  terminated  promptly
following the Closing Date and the making of all distributions pursuant to paragraph 1.4.

                                   ARTICLE II

                                    VALUATION

         2.1 VALUATION OF ASSETS. The value of the Selling Fund's assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of business on the New York Stock Exchange on the business day next preceding the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Trust's Declaration of Trust and the Acquiring Fund's then current prospectus and statement of additional information or such other valuation procedures as shall be mutually agreed upon by the parties.

         2.2 VALUATION OF SHARES. The net asset value per share of the Acquiring Fund Shares shall be the net asset value per share computed as of the close of business on the New York Stock Exchange on the Valuation Date, using the valuation procedures set forth in the Trust's Declaration of Trust and the Acquiring Fund's then current prospectus and statement of additional information.

         2.3 SHARES TO BE ISSUED. The number of the Acquiring Fund Shares of each class to be issued (including fractional shares, if any) in exchange for the Selling Fund's assets shall be determined by multiplying the shares outstanding of each class of the Selling Fund by the ratio computed by dividing the net asset value per share of the Selling Fund attributable to each of its classes by the net asset value per share of the respective classes of the Acquiring Fund determined in accordance with paragraph 2.2.

         2.4 DETERMINATION OF VALUE. All computations of value shall be made by State Street Bank and Trust Company in accordance with its regular practice in pricing the shares and assets of the Acquiring Fund.

                                   ARTICLE III

                            CLOSING AND CLOSING DATE

         3.1 CLOSING DATE. The Closing (the "Closing") shall take place on or about January 23, 1998 or such other date as the parties may agree to in writing (the "Closing Date"). All acts taking place at the Closing shall be deemed to take place simultaneously immediately prior to the opening of business on the Closing Date unless otherwise provided. The Closing shall be held as of 9:00 a.m. at the offices of the Evergreen Keystone Funds, 200 Berkeley Street, Boston, MA 02116, or at such other time and/or place as the parties may agree.

         3.2      CUSTODIAN'S CERTIFICATE.  State Street Bank and
Trust Company, as custodian for the Selling Fund (the

"Custodian"), shall deliver at the Closing a certificate of an authorized officer stating that (a) the Selling Fund's portfolio securities, cash, and any other assets shall have been delivered in proper form to the Acquiring Fund on the Closing Date; and (b) all necessary taxes including all applicable federal and state stock transfer stamps, if any, shall have been paid, or provision for payment shall have been made, in conjunction with the delivery of portfolio securities by the Selling Fund.

         3.3 EFFECT OF SUSPENSION IN TRADING. In the event that on the Valuation Date (a) the New York Stock Exchange or another primary trading market for portfolio securities of the Acquiring Fund or the Selling Fund shall be closed to trading or trading thereon shall be restricted; or (b) trading or the reporting of trading on said Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Selling Fund is impracticable, the Valuation Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

         3.4 TRANSFER AGENT'S CERTIFICATE. Evergreen Keystone Service Company, as transfer agent for the Selling Fund as of the Closing Date ("EKSC"), shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Selling Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver or cause EKSC, its transfer agent as of the Closing Date, to issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Secretary of Evergreen Lexicon on behalf of the Selling Fund or provide evidence satisfactory to the Selling Fund that such Acquiring Fund Shares have been credited to the Selling Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts and other documents as such other party or its counsel may reasonably request.

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES

         4.1 REPRESENTATIONS OF THE SELLING FUND. The Selling Fund represents and warrants to the Acquiring Fund as follows:

                  (a) The Selling Fund is a separate investment series of a Massachusetts business trust duly organized, validly existing, and in good standing under the laws of The Commonwealth of Massachusetts.

                  (b) The Selling Fund is a separate investment series of a registered investment company classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the "Commission") as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), is in full force and effect.

                  (c) The current prospectuses and statement of additional information of the Selling Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (d) The Selling Fund is not, and the execution, delivery, and performance of this Agreement (subject to shareholder approval) will not result, in violation of any provision of Evergreen Lexicon's Declaration of Trust or By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Selling Fund is a party or by which it is bound.

                  (e) The Selling Fund has no material contracts or other commitments (other than this Agreement) that will be terminated with liability to it prior to the Closing Date.

                  (f) Except as otherwise disclosed in writing to and accepted by the Acquiring Fund, no litigation, administrative proceeding, or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Selling Fund or any of its properties or assets, which, if adversely determined, would materially and adversely affect its financial condition, the conduct of its business, or the ability of the Selling Fund to carry out the transactions contemplated by this Agreement. The Selling Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions herein contemplated.

                  (g) The financial statements of the Selling Fund at June 30, 1997 are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Selling Fund as of such date, and there are no known contingent liabilities of the Selling Fund as of such date not disclosed therein.

                  (h) Since June 30, 1997 there has not been any material adverse change in the Selling Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Selling Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund. For the purposes of this subparagraph (h), a decline in the net asset value of the Selling Fund shall not constitute a material adverse change.

                  (i) At the Closing Date, all federal and other tax returns and reports of the Selling Fund required by law to have been filed by such dates shall have been filed, and all federal and other taxes shown due on said returns and reports shall have been paid, or provision shall have been made for the payment thereof. To the best of the Selling Fund's knowledge, no such return is currently under audit, and no assessment has been asserted with respect to such returns.

                  (j) For each fiscal year of its operation, the Selling Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and has distributed in each such year all net investment income and realized capital gains.

                  (k) All issued and outstanding shares of the Selling Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable by the Selling Fund (except that, under Massachusetts law, Selling Fund Shareholders could under certain circumstances be held personally liable for obligations of the Selling Fund). All of the issued and outstanding shares of the Selling Fund will, at the time of the Closing Date, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.4. The Selling Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any of the Selling Fund shares, nor is there outstanding any security convertible into any of the Selling Fund shares.

                  (l) At the Closing Date, the Selling Fund will have good and marketable title to the Selling Fund's assets to be transferred to the Acquiring Fund pursuant to paragraph 1.2 and full right, power, and authority to sell, assign, transfer, and deliver such assets hereunder, and, upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act, other than as disclosed to the Acquiring Fund and accepted by the Acquiring Fund.

                  (m) The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Selling Fund and, subject to approval by the Selling Fund Shareholders, this Agreement constitutes a valid and binding obligation of the Selling Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights and to general equity principles.

                  (n) The information to be furnished by the Selling Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto.

                  (o) The Proxy Statement of the Selling Fund to be included in the Registration Statement (as defined in paragraph 5.7)(other than information therein that relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

         4.2 REPRESENTATIONS OF THE ACQUIRING FUND. The Acquiring Fund represents and warrants to the Selling Fund as follows:

                  (a) The Acquiring Fund is a separate investment series of a Delaware business trust duly organized, validly existing and in good standing under the laws of the State of Delaware.

                  (b) The Acquiring Fund is a separate investment series of a Delaware business trust that is registered as an investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect.

                  (c) The current prospectuses and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (d) The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result, in violation of the Trust's Declaration of Trust or By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Acquiring Fund is a party or by which it is bound.

                  (e) Except as otherwise disclosed in writing to the Selling Fund and accepted by the Selling Fund, no litigation, administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Acquiring Fund or any of its properties or assets, which, if adversely determined, would materially and adversely affect its financial condition and the conduct of its business or the ability of the Acquiring Fund to carry out the transactions contemplated by this Agreement. The Acquiring Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions contemplated herein.

                  (f) The Acquiring Fund has no known liabilities of a material amount, contingent or otherwise.

                  (g) At the Closing Date, there will not be any material adverse change in the Acquiring Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Selling Fund. For the purposes of this subparagraph (g), a decline in the net asset value of the Acquiring Fund shall not constitute a material adverse change.

                  (h) At the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law then to be filed by such dates shall have been filed, and all federal and other taxes shown due on said returns and reports shall have been paid or provision shall have been made for the payment thereof. To the best of the Acquiring Fund's knowledge, no such return is currently under audit, and no assessment has been asserted with respect to such returns.

                  (i) All issued and outstanding Acquiring Fund Shares are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares.

                  (j) The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Acquiring Fund, and this Agreement constitutes a valid and binding obligation of the
Acquiring Fund enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights and to general equity principles.

                  (k) The Acquiring Fund Shares to be issued and delivered to the Selling Fund, for the account of the Selling Fund Shareholders, pursuant to the terms of this Agreement will, at the Closing Date, have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares, and will be fully paid and non-assessable.

                  (l) The information to be furnished by the Acquiring Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations applicable thereto.

                  (m) The Prospectus and Proxy Statement (as defined in paragraph 5.7) to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

                  (n) The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act, and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

                                    ARTICLE V

              COVENANTS OF THE ACQUIRING FUND AND THE SELLING FUND

         5.1 OPERATION IN ORDINARY COURSE. The Acquiring Fund and the Selling Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions.

         5.2 APPROVAL OF SHAREHOLDERS. Evergreen Lexicon will call a meeting of the Selling Fund Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

         5.3 INVESTMENT REPRESENTATION. The Selling Fund covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

         5.4 ADDITIONAL INFORMATION. The Selling Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Selling Fund shares.

         5.5 FURTHER ACTION. Subject to the provisions of this Agreement, the Acquiring Fund and the Selling Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including any actions required to be taken after the Closing Date.

         5.6 STATEMENT OF EARNINGS AND PROFITS. As promptly as practicable, but in any case within sixty days after the Closing Date, the Selling Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Selling Fund for federal income tax purposes that will be carried over by the Acquiring Fund as a result of Section 381 of the Code, and which will be reviewed by its independent auditors and certified by Evergreen Lexicon's President and Treasurer.

         5.7 PREPARATION OF FORM N-14 REGISTRATION STATEMENT. The Selling Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus, which will include the proxy statement, referred to in paragraph 4.1(o) (the "Prospectus and Proxy Statement"), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act in connection with the meeting of the Selling Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein.

                                   ARTICLE VI

             CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLING FUND

         The obligations of the Selling Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions:

         6.1 All representations, covenants, and warranties of the Acquiring Fund contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, and the Acquiring Fund shall have delivered to the Selling Fund a certificate executed in its name by the Trust's President or Vice President and its Treasurer or Assistant Treasurer, in form and substance reasonably satisfactory to the Selling Fund and dated as of the Closing Date, to such effect and as to such other matters as the Selling Fund shall reasonably request.

         6.2 The Selling Fund shall have received on the Closing Date an opinion from Sullivan & Worcester LLP, counsel to the Acquiring Fund, dated as of the Closing Date, in a form reasonably satisfactory to the Selling Fund, covering the following points:

                  (a) The Acquiring Fund is a separate investment series of a Delaware business trust duly organized, validly existing and in good standing under the laws of the State of Delaware and has the power to own all of its properties and assets and to carry on its business as presently conducted.

                  (b) The Acquiring Fund is a separate investment series of a Delaware business trust registered as an investment company under the 1940 Act, and, to such counsel's knowledge, such registration with the Commission as an investment company under the 1940 Act is in full force and effect.

                  (c) This Agreement has been duly authorized, executed, and delivered by the Acquiring Fund, and, assuming that the Prospectus and Proxy Statement, and Registration Statement comply with the 1933 Act, the 1934 Act, and the 1940 Act and the rules and regulations thereunder and, assuming due authorization, execution and delivery of this Agreement by the Selling Fund, is a valid and binding obligation of the Acquiring Fund enforceable against the Acquiring Fund in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights generally and to general equity principles.

                  (d) Assuming that a consideration therefor not less than the net asset value thereof has been paid, the Acquiring Fund Shares to be issued and delivered to the Selling Fund on behalf of the Selling Fund Shareholders as provided by this Agreement are duly authorized and upon such delivery will be legally issued and outstanding and fully paid and non-assessable, and no shareholder of the Acquiring Fund has any preemptive rights in respect thereof.

                  (e) The Registration Statement, to such counsel's knowledge, has been declared effective by the Commission and no stop order under the 1933 Act pertaining thereto has been issued, and to the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or the State of Delaware is required for consummation by the Acquiring Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and as may be required under state securities laws.

                                   ARTICLE VII

                 CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

         The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Selling Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

         7.1 All representations, covenants, and warranties of the Selling Fund contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, and the Selling Fund shall have delivered to the Acquiring
Fund on the Closing Date a certificate executed in its name by Evergreen Lexicon's President or Vice President and the Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to such effect and as to such other matters as the Acquiring Fund shall reasonably request.

         7.2 The Selling Fund shall have delivered to the Acquiring Fund a statement of the Selling Fund's assets and liabilities, together with a list of the Selling Fund's portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer of Evergreen Lexicon.

         7.3 The Acquiring Fund shall have received on the Closing Date an opinion of Sullivan & Worcester LLP, counsel to the Selling Fund, in a form satisfactory to the Acquiring Fund covering the following points:

                  (a) The Selling Fund is a separate investment series of a Massachusetts business trust duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts and has the power to own all of its properties and assets and to carry on its business as presently conducted.

                  (b) The Selling Fund is a separate investment series of a Massachusetts business trust registered as an investment company under the 1940 Act, and, to such counsel's knowledge, such registration with the Commission as an investment company under the 1940 Act is in full force and effect.

                  (c) This Agreement has been duly authorized, executed and delivered by the Selling Fund, and, assuming that the Prospectus and Proxy Statement, and Registration Statement comply with the 1933 Act, the 1934 Act, and the 1940 Act and the rules and regulations thereunder and, assuming due authorization, execution, and delivery of this Agreement by the Acquiring Fund, is a valid and binding obligation of the Selling Fund enforceable against the Selling Fund in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general equity principles.

                  (d) To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or The Commonwealth of Massachusetts is required for consummation by the Selling Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and as may be required under state securities laws.

                                  ARTICLE VIII

            FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING
                            FUND AND THE SELLING FUND

         If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Selling Fund or the Acquiring Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

         8.1 This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Selling Fund in accordance with the provisions of Evergreen Lexicon's Declaration of Trust and By-Laws and certified copies of the resolutions evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Selling Fund may waive the conditions set forth in this paragraph 8.1.

         8.2 On the Closing Date, the Commission shall not have issued an unfavorable report under Section 25(b) of the 1940 Act, nor instituted any proceeding seeking to enjoin the consummation of the transactions contemplated by this Agreement under Section 25(c) of the 1940 Act and no action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

         8.3 All required consents of other parties and all other consents, orders, and permits of federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky securities authorities, including any necessary "no-action" positions of and exemptive orders from such federal and state authorities) to permit consummation of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Selling Fund, provided that either party hereto may for itself waive any of such conditions.

         8.4 The Registration Statement shall have become effective under the 1933 Act, and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

         8.5 The Selling Fund may (although for tax purposes it is not required to do so) have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the Selling Fund Shareholders all of the Selling Fund's investment company taxable income for all taxable periods ending on the Closing Date (computed without regard to any deduction for dividends paid) and all of its net capital gains realized in all taxable periods ending on the Closing Date (after reduction for any capital loss carryforward).

         8.6 The parties shall have  received a favorable  opinion of Sullivan &
Worcester   LLP,   addressed  to  the  Acquiring   Fund  and  the  Selling  Fund
substantially to the effect that for federal income tax purposes:

                  (a) The transfer of all of the Selling Fund assets in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain stated liabilities of the Selling Fund followed by the distribution of the Acquiring Fund Shares to the Selling Fund in dissolution and liquidation of the Selling Fund will constitute a "reorganization" within the meaning of
Section 368(a)(1)(F) of the Code and the Acquiring Fund and the Selling Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

                  (b) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Selling Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain stated liabilities of the Selling Fund.

                  (c) No gain or loss will be recognized by the Selling Fund upon the transfer of the Selling Fund assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain stated liabilities of the Selling Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to Selling Fund Shareholders in exchange for their shares of the Selling Fund.

                  (d) No gain or loss will be recognized by the Selling Fund Shareholders upon the exchange of their Selling Fund shares for the Acquiring Fund Shares in liquidation of the Selling Fund.

                  (e) The aggregate tax basis for the Acquiring Fund Shares received by each Selling Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Selling Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund Shares to be received by each Selling Fund Shareholder will include the period during which the Selling Fund shares exchanged therefor were held by such shareholder (provided the Selling Fund shares were held as capital assets on the date of the Reorganization).

                  (f) The tax basis of the Selling Fund assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Selling Fund immediately prior to the Reorganization, and the holding period of the assets of the Selling Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Selling Fund.

         Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Selling Fund may waive the conditions set forth in this paragraph 8.6.

         8.7 The Acquiring Fund shall have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund, in form and substance satisfactory to the Acquiring Fund, to the effect that:

                  (a) they are independent certified public accountants with respect to the Selling Fund within the meaning of the 1933 Act and the applicable published rules and regulations thereunder;

                  (b) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards) consisting of a reading of any unaudited pro forma financial statements included in the Registration Statement and Prospectus and Proxy Statement, and inquiries of appropriate officials of the Selling Fund responsible for financial and accounting matters, nothing came to their attention that caused them to believe that such unaudited pro forma financial statements do not comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the published rules and regulations thereunder;

                  (c) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the Capitalization Table appearing in the Registration Statement and Prospectus and Proxy Statement has been obtained from and is consistent with the accounting records of the Selling Fund;

                  (d) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the pro forma financial statements that are included in the Registration Statement and Prospectus and Proxy Statement were prepared based on the valuation of the Selling Fund's assets in accordance with the Trust's Declaration of Trust and the Acquiring Fund's then current prospectus and statement of additional information pursuant to procedures customarily utilized by the Acquiring Fund in valuing its own assets; and

                  (e) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the data utilized in the calculations of the projected expense ratios appearing in the Registration Statement and Prospectus and Proxy Statement agree with underlying accounting records of the Selling Fund or to written estimates by Selling Fund's management and were found to be mathematically correct.

         In addition, the Acquiring Fund shall have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund dated on the Closing Date, in form and substance satisfactory to the Acquiring Fund, to the effect, that on the basis of limited procedures agreed upon by the Acquiring Fund (but not an examination in accordance with generally accepted auditing standards), the calculation of net asset value per share of the Selling Fund as of the Valuation Date was determined in accordance with generally accepted accounting practices and the portfolio valuation practices of the Acquiring Fund.

         8.8 The Selling Fund shall have received from KPMG Peat Marwick LLP a letter addressed to the Selling Fund, in form and substance satisfactory to the Selling Fund, to the effect that:

                  (a) they are independent certified public accountants with respect to the Acquiring Fund within the meaning of the 1933 Act and the applicable published rules and regulations thereunder;

                  (b) on the basis of limited procedures agreed upon by the Selling Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards) consisting of a reading of any unaudited pro forma financial statements included in the Registration Statement and Prospectus and Proxy Statement, and inquiries of appropriate officials of the Trust responsible for financial and accounting matters, nothing came to their attention that caused them to believe that such unaudited pro forma financial statements do not comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the published rules and regulations thereunder;

                  (c) on the basis of limited procedures agreed upon by the Selling Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the Capitalization Table appearing in the Registration Statement and Prospectus and Proxy Statement has been obtained from and is consistent with the accounting records of the Acquiring Fund; and

                  (d) on the basis of limited procedures agreed upon by the Selling Fund (but not an examination in accordance with generally accepted auditing standards), the data utilized in the calculations of the projected expense ratio appearing in the Registration Statement and Prospectus and Proxy Statement agree with written estimates by each Fund's management and were found to be mathematically correct.

         8.9 The Acquiring Fund and the Selling Fund shall also have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund and the Selling Fund, dated on the Closing Date in form and substance satisfactory to the Funds, setting forth the federal income tax implications relating to capital loss carryforwards (if any) of the Selling Fund and the related impact, if any, of the proposed transfer of all of the assets of the Selling Fund to the Acquiring Fund and the ultimate dissolution of the Selling Fund, upon the shareholders of the Selling Fund.

                                   ARTICLE IX

                                    EXPENSES

         9.1 Except as otherwise provided for herein, all expenses of the transactions contemplated by this Agreement incurred by the Selling Fund and the Acquiring Fund will be borne by First Union National Bank. Such expenses include, without limitation, (a) expenses incurred in connection with the entering into and the carrying out of the provisions of this Agreement; (b) expenses associated with the preparation and filing of the Registration Statement under the 1933 Act covering the Acquiring Fund Shares to be issued pursuant to the provisions of this Agreement; (c) registration or qualification fees and expenses of preparing and filing such forms as are necessary under applicable state securities laws to qualify the Acquiring Fund Shares to be issued in connection herewith in each state in which the Selling Fund Shareholders are resident as of the date of the mailing of the Prospectus and Proxy Statement to such shareholders; (d) postage; (e) printing; (f) accounting fees; (g) legal fees; and (h) solicitation costs of the transaction. Notwithstanding the foregoing, the Acquiring Fund shall pay its own federal and state registration fees.

                                    ARTICLE X

                    ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

         10.1 The Acquiring Fund and the Selling Fund agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

         10.2 The representations, warranties, and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

                                   ARTICLE XI

                                   TERMINATION

         11.1 This Agreement may be terminated by the mutual agreement of the Acquiring Fund and the Selling Fund. In addition, either the Acquiring Fund or the Selling Fund may at its option terminate this Agreement at or prior to the Closing Date because:

                  (a) of a breach by the other of any representation, warranty, or agreement contained herein to be performed at or prior to the Closing Date, if not cured within 30 days; or

                  (b) a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

         11.2 In the event of any such termination, in the absence of willful default, there shall be no liability for damages on the part of either the Acquiring Fund, the Selling Fund, the Trust, Evergreen Lexicon, the respective Trustees or officers, to the other party or its Trustees or officers.

                                   ARTICLE XII

                                   AMENDMENTS

         This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Selling Fund and the Acquiring Fund; provided, however, that following the meeting of the Selling Fund Shareholders called by the Selling Fund pursuant to paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Shares to be issued to the Selling Fund Shareholders under this Agreement to the detriment of such shareholders without their further approval.

                                  ARTICLE XIII

               HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT;
                             LIMITATION OF LIABILITY

         13.1 The Article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         13.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         13.3 This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflicts of laws provisions thereof; provided, however, that the due authorization, execution and delivery of this Agreement, in the case of Evergreen Lexicon, shall be governed and construed in accordance with the laws of The Commonwealth of Massachusetts, without giving effect to the conflicts of laws provisions thereof.

         13.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

         13.5 It is expressly agreed that the obligations of the Selling Fund hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents, or employees of Evergreen Lexicon personally, but bind only the trust property of the Selling Fund, as provided in the Declaration of Trust of Evergreen Lexicon. The execution and delivery of this Agreement have been authorized by the Trustees of Evergreen Lexicon on behalf of the Selling Fund and signed by authorized officers of Evergreen Lexicon, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Selling Fund as provided in the Declaration of Trust of Evergreen Lexicon.

         IN WITNESS WHEREOF, the parties have duly executed and sealed this Agreement, all as of the date first written above.



                                    EVERGREEN FIXED INCOME TRUST
                                    ON BEHALF OF EVERGREEN
                                    INTERMEDIATE TERM BOND FUND
                                    By:

                                    Name:

                                    Title:

                                    THE EVERGREEN LEXICON FUND
                                    ON BEHALF OF EVERGREEN
                                    INTERMEDIATE-TERM BOND FUND
                                    By:

                                    Name:

                                    Title:

                                   EXHIBIT A-2

                      AGREEMENT AND PLAN OF REORGANIZATION

         THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this 30th day of September, 1997, by and between the Evergreen Fixed Income Trust, a Delaware business trust, with its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116 (the "Trust"), with respect to its Evergreen Intermediate Term Bond Fund series (the "Acquiring Fund"), and Keystone Intermediate Term Bond Fund, a Massachusetts business trust, with its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116 (the "Selling Fund").

         This Agreement is intended to be, and is adopted as, a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(D) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of (i) the transfer of all of the assets of the Selling Fund in exchange solely for Class A, Class B and Class C shares of beneficial interest, without par value, of the Acquiring Fund (the "Acquiring Fund Shares"); (ii) the assumption by the Acquiring Fund of certain identified liabilities of the Selling Fund; and (iii) the distribution, after the Closing Date hereinafter referred to, of the Acquiring Fund Shares to the shareholders of the Selling Fund in liquidation of the Selling Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

         WHEREAS, the Selling Fund and the Acquiring Fund are a registered open-end investment company and a separate investment series of an open-end, registered investment company of the management type, respectively, and the Selling Fund owns securities that generally are assets of the character in which the Acquiring Fund is permitted to invest;

         WHEREAS, both Funds are authorized to issue their shares of beneficial interest;

         WHEREAS, the Trustees of the Trust have determined that the exchange of all of the assets of the Selling Fund for Acquiring Fund Shares and the assumption of certain identified liabilities of the Selling Fund by the Acquiring Fund on the terms and conditions hereinafter set forth are in the best interests of the Acquiring Fund's shareholders;

         WHEREAS, the Trustees of the Selling Fund have determined that the Selling Fund should exchange all of its assets and certain identified liabilities for Acquiring Fund Shares and that the interests of the existing shareholders of the Selling Fund will not be diluted as a result of the transactions contemplated herein;

         NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

                                    ARTICLE I

         TRANSFER OF ASSETS OF THE SELLING FUND IN EXCHANGE FOR
        THE ACQUIRING FUND SHARES AND ASSUMPTION OF SELLING FUND
                 LIABILITIES AND LIQUIDATION OF THE SELLING FUND

         1.1 THE EXCHANGE. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Selling Fund agrees to transfer all of the Selling Fund's assets as set forth in paragraph 1.2 to the Acquiring Fund. The Acquiring Fund agrees in exchange therefor (i) to deliver to the Selling Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined by multiplying the shares outstanding of each class of the Selling Fund by the ratio computed by dividing the net asset value per share of each such class of the Selling Fund by the net asset value per share of the corresponding class of Acquiring Fund Shares computed in the manner and as of the time and date set forth in paragraph 2.2; and (ii) to assume certain identified liabilities of the Selling Fund, as set forth in paragraph 1.3. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing Date").

         1.2 ASSETS TO BE ACQUIRED. The assets of the Selling Fund to be acquired by the Acquiring Fund shall consist of all property, including, without limitation, all cash, securities, commodities, and futures interests and dividends or interest receivables, that is owned by the Selling Fund and any deferred or prepaid expenses shown as an asset on the books of the Selling Fund on the Closing Date.

         The Selling Fund has provided the Acquiring Fund with its most recent audited financial statements, which contain a list of all of Selling Fund's assets as of the date thereof. The Selling Fund hereby represents that as of the date of the execution of this Agreement there have been no changes in its financial position as reflected in said financial statements other than those occurring in the ordinary course of its business in connection with the purchase and sale of securities and the payment of its normal operating expenses.

The Selling Fund reserves the right to sell any of such securities, but will not, without the prior written approval of the Acquiring Fund, acquire any additional securities other than securities of the type in which the Acquiring Fund is permitted to invest.

         The Acquiring Fund will, within a reasonable time prior to the Closing Date, furnish the Selling Fund with a statement of the Acquiring Fund's investment objectives, policies, and restrictions and a list of the securities, if any, on the Selling Fund's list referred to in the second sentence of this paragraph that do not conform to the Acquiring Fund's investment objectives, policies, and restrictions. In the event that the Selling Fund holds any investments that the Acquiring Fund may not hold, the Selling Fund will dispose of such securities prior to the Closing Date. In addition, if it is determined that the Selling Fund and the Acquiring Fund portfolios, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the Acquiring Fund with respect to such investments, the Selling Fund if requested by the Acquiring Fund will dispose of a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Closing Date.

         1.3 LIABILITIES TO BE ASSUMED. The Selling Fund will endeavor to discharge all of its known liabilities and obligations prior to the Closing Date. Except as specifically provided in this paragraph 1.3, the Acquiring Fund shall assume only those liabilities, expenses, costs, charges and reserves reflected on a Statement of Assets and Liabilities of the Selling Fund prepared on behalf of the Selling Fund, as of the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period. The Acquiring Fund shall assume only those liabilities of the Selling Fund reflected in such Statement of Assets and Liabilities and shall not except as specifically provided in this paragraph 1.3 assume any other liabilities, whether absolute or contingent, known or unknown, accrued or unaccrued, all of which shall remain the obligation of the Selling Fund. The Acquiring Fund hereby agrees with the Selling Fund and each Trustee of the Selling Fund: (i) to indemnify each Trustee of the Selling Fund against all liabilities and expenses referred to in the indemnification provisions of the Selling Fund's Declaration of Trust and ByLaws, to the extent provided therein, incurred by any Trustee of the Selling Fund; and (ii) in addition to the indemnification provided in (i) above, to indemnify each Trustee of the Selling Fund against all liabilities and expenses and pay the same as they arise and become due, without any exception, limitation or requirement of approval by any person, and without any right to require repayment thereof by any such Trustee (unless such Trustee has had the same repaid to him or her) based upon any subsequent or final disposition or findings made in connection therewith or otherwise, if such action, suit or other proceeding involves such Trustee's participation in authorizing or permitting or acquiescing in, directly or indirectly, by action or inaction, the making of any distribution in any manner of all or any assets of the Selling Fund without making provision for the payment of any liabilities of any kind, fixed or contingent, of the Selling Fund, which liabilities were not actually and consciously personally known to such Trustee to exist at the time of such Trustee's participation in so authorizing or permitting or acquiescing in the making of any such distribution.

         In addition, upon completion of the Reorganization, for purposes of calculating the maximum amount permitted to be charged to the Acquiring Fund under the National Association of Securities Dealers, Inc. Conduct Rule 2830, minus the amount of the sales charges paid or accrued (including asset based sales charge), plus permitted interest ("Aggregate NASD Cap"), the Acquiring Fund will add to its Aggregate NASD Cap immediately prior to the Reorganization the Aggregate NASD Cap of the Selling Fund immediately prior to the Reorganization.

         1.4 LIQUIDATION AND DISTRIBUTION. On or soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), (a) the Selling Fund will liquidate and distribute pro rata to the Selling Fund's shareholders of record, determined as of the close of business on the Valuation Date (the "Selling Fund Shareholders"), the Acquiring Fund Shares received by the Selling Fund pursuant to paragraph 1.1; and (b) the Selling Fund will thereupon proceed to dissolve as set forth in paragraph 1.8 below. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Selling Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Selling Fund Shareholders and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders. All issued and outstanding shares of the Selling Fund will simultaneously be canceled on the books of the Selling Fund. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

         1.5      OWNERSHIP OF SHARES. Ownership of Acquiring Fund
Shares will be shown on the books of the Acquiring Fund's transfer agent. Shares of the Acquiring Fund will be issued in the manner described in the combined Prospectus and Proxy Statement on Form N-14 to be distributed to shareholders of the Selling Fund as described in paragraph 5.7.

         1.6 TRANSFER TAXES. Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Selling Fund shares on the books of the Selling Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

         1.7 REPORTING RESPONSIBILITY. Any reporting responsibility of the Selling Fund is and shall remain the responsibility of the Selling Fund up to and including the Closing Date and such later date on which the Selling Fund is terminated.

         1.8  TERMINATION.   The  Selling  Fund  shall  be  terminated  promptly
following the Closing Date and the making of all distributions pursuant to paragraph 1.4.

                                   ARTICLE II

                                    VALUATION

         2.1 VALUATION OF ASSETS. The value of the Selling Fund's assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of business on the New York Stock Exchange on the business day next preceding the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Trust's Declaration of Trust and the Acquiring Fund's then current prospectus and statement of additional information or such other valuation procedures as shall be mutually agreed upon by the parties.

         2.2 VALUATION OF SHARES. The net asset value per share of the Acquiring Fund Shares shall be the net asset value per share computed as of the close of business on the New York Stock Exchange on the Valuation Date, using the valuation procedures set forth in the Trust's Declaration of Trust and the Acquiring Fund's then current prospectus and statement of additional information.

         2.3 SHARES TO BE ISSUED. The number of the Acquiring Fund Shares of each class to be issued (including fractional shares, if any) in exchange for the Selling Fund's assets shall be determined by multiplying the shares outstanding of each class of the Selling Fund by the ratio computed by dividing the net asset value per share of the Selling Fund attributable to each of its classes by the net asset value per share of the respective classes of the Acquiring Fund determined in accordance with paragraph 2.2.

         2.4 DETERMINATION OF VALUE. All computations of value shall be made by State Street Bank and Trust Company in accordance with its regular practice in pricing the shares and assets of the Acquiring Fund.

                                   ARTICLE III

                            CLOSING AND CLOSING DATE

         3.1 CLOSING DATE. The Closing (the "Closing") shall take place on or about January 23, 1998 or such other date as the parties may agree to in writing (the "Closing Date"). All acts taking place at the Closing shall be deemed to take place simultaneously immediately prior to the opening of business on the Closing Date unless otherwise provided. The Closing shall be held as of 9:30 a.m. at the offices of the Evergreen Keystone Funds, 200 Berkeley Street, Boston, MA 02116, or at such other time and/or place as the parties may agree.

         3.2 CUSTODIAN'S CERTIFICATE. State Street Bank and Trust Company, as custodian for the Selling Fund (the "Custodian"), shall deliver at the Closing a certificate of an authorized officer stating that (a) the Selling Fund's portfolio securities, cash, and any other assets shall have been delivered in proper form to the Acquiring Fund on the Closing Date; and (b) all necessary taxes including all applicable federal and state stock transfer stamps, if any, shall have been paid, or provision for payment shall have been made, in conjunction with the delivery of portfolio securities by the Selling Fund.

         3.3 EFFECT OF SUSPENSION IN TRADING. In the event that on the Valuation Date (a) the New York Stock Exchange or another primary trading market for portfolio securities of the Acquiring Fund or the Selling Fund shall be closed to trading or trading thereon shall be restricted; or (b) trading or the reporting of trading on said Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Selling Fund is impracticable, the Valuation Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

         3.4 TRANSFER AGENT'S CERTIFICATE. Evergreen Keystone Service Company, as transfer agent for the Selling Fund as of the Closing Date ("EKSC"), shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Selling Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver or cause EKSC, its transfer agent as of the Closing Date, to issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Secretary of the Selling Fund or provide evidence satisfactory to the Selling Fund that such Acquiring Fund Shares have been credited to the Selling Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts and other documents as such other party or its counsel may reasonably request.

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES

         4.1 REPRESENTATIONS OF THE SELLING FUND. The Selling Fund represents and warrants to the Acquiring Fund as follows:

                  (a) The Selling Fund is a Massachusetts business trust duly organized, validly existing, and in good standing under the laws of The Commonwealth of Massachusetts.

                  (b) The Selling Fund is a registered investment company classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the "Commission") as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), is in full force and effect.

                  (c) The current prospectus and statement of additional information of the Selling Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (d) The Selling Fund is not, and the execution, delivery, and performance of this Agreement (subject to shareholder approval) will not result, in violation of any provision of the Selling Fund's Declaration of Trust or By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Selling Fund is a party or by which it is bound.

                  (e) The Selling Fund has no material contracts or other commitments (other than this Agreement) that will be terminated with liability to it prior to the Closing Date.

                  (f) Except as otherwise disclosed in writing to and accepted by the Acquiring Fund, no litigation, administrative proceeding, or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Selling Fund or any of its properties or assets, which, if adversely determined, would materially and adversely affect its financial condition, the conduct of its business, or the ability of the Selling Fund to carry out the transactions contemplated by this Agreement. The Selling Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions herein contemplated.

                  (g) The financial statements of the Selling Fund at June 30, 1997 are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Selling Fund as of such date, and there are no known contingent liabilities of the Selling Fund as of such date not disclosed therein.

                  (h) Since June 30, 1997 there has not been any material adverse change in the Selling Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Selling Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund. For the purposes of this subparagraph (h), a decline in the net asset value of the Selling Fund shall not constitute a material adverse change.

                  (i) At the Closing Date, all federal and other tax returns and reports of the Selling Fund required by law to have been filed by such dates shall have been filed, and all federal and other taxes shown due on said returns and reports shall have been paid, or provision shall have been made for the payment thereof. To the best of the Selling Fund's knowledge, no such return is currently under audit, and no assessment has been asserted with respect to such returns.

                  (j) For each fiscal year of its operation, the Selling Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and has distributed in each such year all net investment income and realized capital gains.

                  (k) All issued and outstanding shares of the Selling Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable by the Selling Fund (except that, under Massachusetts law, Selling Fund Shareholders could under certain circumstances be held personally liable for obligations of the Selling Fund). All of the issued and outstanding shares of the Selling Fund will, at the time of the Closing Date, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.4. The Selling Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any of the Selling Fund shares, nor is there outstanding any security convertible into any of the Selling Fund shares.

                  (l) At the Closing Date, the Selling Fund will have good and marketable title to the Selling Fund's assets to be transferred to the Acquiring Fund pursuant to paragraph 1.2 and full right, power, and authority to sell, assign, transfer, and deliver such assets hereunder, and, upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act, other than as disclosed to the Acquiring Fund and accepted by the Acquiring Fund.

                  (m) The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Selling Fund and, subject to approval by the Selling Fund Shareholders, this Agreement constitutes a valid and binding obligation of the Selling Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights and to general equity principles.

                  (n)      The information to be furnished by the Selling
Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto.

                  (o) The Proxy Statement of the Selling Fund to be included in the Registration Statement (as defined in paragraph 5.7)(other than information therein that relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

         4.2 REPRESENTATIONS OF THE ACQUIRING FUND. The Acquiring Fund represents and warrants to the Selling Fund as follows:

                  (a) The Acquiring Fund is a separate investment series of a Delaware business trust duly organized, validly existing and in good standing under the laws of the State of Delaware.

                  (b) The Acquiring Fund is a separate investment series of a Delaware business trust that is registered as an investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect.

                  (c) The current prospectuses and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (d) The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result, in violation of the Trust's Declaration of Trust or By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Acquiring Fund is a party or by which it is bound.

                  (e) Except as otherwise disclosed in writing to the Selling Fund and accepted by the Selling Fund, no litigation, administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Acquiring Fund or any of its properties or assets, which, if adversely determined, would materially and adversely affect its financial condition and the conduct of its business or the ability of the Acquiring Fund to carry out the transactions contemplated by this Agreement. The Acquiring Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions contemplated herein.

                  (f) The Acquiring Fund has no known liabilities of a material amount, contingent or otherwise.

                  (g) At the Closing Date, there will not be any material adverse change in the Acquiring Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Selling Fund. For the purposes of this subparagraph (g), a decline in the net asset value of the Acquiring Fund shall not constitute a material adverse change.

                  (h) At the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law then to be filed by such dates shall have been filed, and all federal and other taxes shown due on said returns and reports shall have been paid or provision shall have been made for the payment thereof. To the best of the Acquiring Fund's knowledge, no such return is currently under audit, and no assessment has been asserted with respect to such returns.

                  (i) All issued and outstanding Acquiring Fund Shares are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares.

                  (j) The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Acquiring Fund, and this Agreement constitutes a valid and binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights and to general equity principles.

                  (k) The Acquiring Fund Shares to be issued and delivered to the Selling Fund, for the account of the Selling Fund Shareholders, pursuant to the terms of this Agreement will, at the Closing Date, have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares, and will be fully paid and non-assessable.

                  (l) The information to be furnished by the Acquiring Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations applicable thereto.

                  (m) The Prospectus and Proxy Statement (as defined in paragraph 5.7) to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

                  (n) The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act, and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

                                    ARTICLE V

              COVENANTS OF THE ACQUIRING FUND AND THE SELLING FUND

         5.1 OPERATION IN ORDINARY COURSE. The Acquiring Fund and the Selling Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions.

         5.2 APPROVAL OF SHAREHOLDERS. The Selling Fund will call a meeting of its Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

         5.3 INVESTMENT REPRESENTATION. The Selling Fund covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

         5.4 ADDITIONAL INFORMATION. The Selling Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Selling Fund shares.

         5.5 FURTHER ACTION. Subject to the provisions of this Agreement, the Acquiring Fund and the Selling Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including any actions required to be taken after the Closing Date.

         5.6 STATEMENT OF EARNINGS AND PROFITS. As promptly as practicable, but in any case within sixty days after the Closing Date, the Selling Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Selling Fund for federal income tax purposes that will be carried over by the Acquiring Fund as a result of Section 381 of the Code, and which will be reviewed by its independent auditors and certified by the Selling Fund's President and Treasurer.

         5.7 PREPARATION OF FORM N-14 REGISTRATION STATEMENT. The Selling Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus, which will include the proxy statement, referred to in paragraph 4.1(o) (the "Prospectus and Proxy Statement"), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act in connection with the meeting of the Selling Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein.

                                   ARTICLE VI

             CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLING FUND

         The obligations of the Selling Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions:

         6.1 All representations, covenants, and warranties of the Acquiring Fund contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, and the Acquiring Fund shall have delivered to the Selling Fund a certificate executed in its name by the Trust's President or Vice President and its Treasurer or Assistant Treasurer, in form and substance reasonably satisfactory to the Selling Fund and dated as of the Closing Date, to such effect and as to such other matters as the Selling Fund shall reasonably request.

         6.2 The Selling Fund shall have received on the Closing Date an opinion from Sullivan & Worcester LLP, counsel to the Acquiring Fund, dated as of the Closing Date, in a form reasonably satisfactory to the Selling Fund, covering the following points:

                  (a) The Acquiring Fund is a separate investment series of a Delaware business trust duly organized, validly existing and in good standing under the laws of the State of Delaware and has the power to own all of its properties and assets and to carry on its business as presently conducted.

                  (b) The Acquiring Fund is a separate investment series of a Delaware business trust registered as an investment company under the 1940 Act, and, to such counsel's knowledge, such registration with the Commission as an investment company under the 1940 Act is in full force and effect.

                  (c) This Agreement has been duly authorized, executed, and delivered by the Acquiring Fund, and, assuming that the Prospectus and Proxy Statement, and Registration Statement comply with the 1933 Act, the 1934 Act, and the 1940 Act and the rules and regulations thereunder and, assuming due authorization, execution and delivery of this Agreement by the Selling Fund, is a valid and binding obligation of the Acquiring Fund enforceable against the Acquiring Fund in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights generally and to general equity principles.

                  (d) Assuming that a consideration therefor not less than the net asset value thereof has been paid, the Acquiring Fund Shares to be issued and delivered to the Selling Fund on behalf of the Selling Fund Shareholders as provided by this Agreement are duly authorized and upon such delivery will be legally issued and outstanding and fully paid and non-assessable, and no shareholder of the Acquiring Fund has any preemptive rights in respect thereof.

                  (e) The Registration Statement, to such counsel's knowledge, has been declared effective by the Commission and no stop order under the 1933 Act pertaining thereto has been issued, and to the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or the State of Delaware is required for consummation by the Acquiring Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and as may be required under state securities laws.

                                   ARTICLE VII

                CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

         The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Selling Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

         7.1 All representations, covenants, and warranties of the Selling Fund contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, and the Selling Fund shall have delivered to the Acquiring
Fund on the Closing Date a certificate executed in its name by the Selling Fund's President or Vice President and the Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to such effect and as to such other matters as the Acquiring Fund shall reasonably request.

         7.2 The Selling Fund shall have delivered to the Acquiring Fund a statement of the Selling Fund's assets and liabilities, together with a list of the Selling Fund's portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer of the Selling Fund.

         7.3 The Acquiring Fund shall have received on the Closing Date an opinion of Sullivan & Worcester LLP, counsel to the Selling Fund, in a form satisfactory to the Acquiring Fund covering the following points:

                  (a) The Selling Fund is a Massachusetts business trust duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts and has the power to own all of its properties and assets and to carry on its business as presently conducted.

                  (b) The Selling Fund is a Massachusetts business trust registered as an investment company under the 1940 Act, and, to such counsel's knowledge, such registration with the Commission as an investment company under the 1940 Act is in full force and effect.

                  (c) This Agreement has been duly authorized, executed and delivered by the Selling Fund, and, assuming that the Prospectus and Proxy Statement, and Registration Statement comply with the 1933 Act, the 1934 Act, and the 1940 Act and the rules and regulations thereunder and, assuming due authorization, execution, and delivery of this Agreement by the Acquiring Fund, is a valid and binding obligation of the Selling Fund enforceable against the Selling Fund in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general equity principles.

                  (d) To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or The Commonwealth of Massachusetts is required for consummation by the Selling Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and as may be required under state securities laws.

                                  ARTICLE VIII

              FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING
                            FUND AND THE SELLING FUND

         If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Selling Fund or the Acquiring Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

         8.1 This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Selling Fund in accordance with the provisions of the Selling Fund's Declaration of Trust and By-Laws and certified copies of the resolutions evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Selling Fund may waive the conditions set forth in this paragraph 8.1.

         8.2 On the Closing Date, the Commission shall not have issued an unfavorable report under Section 25(b) of the 1940 Act, nor instituted any proceeding seeking to enjoin the consummation of the transactions contemplated by this Agreement under Section 25(c) of the 1940 Act and no action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

         8.3 All required consents of other parties and all other consents, orders, and permits of federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky securities authorities, including any necessary "no-action" positions of and exemptive orders from such federal and state authorities) to permit consummation of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Selling Fund, provided that either party hereto may for itself waive any of such conditions.

         8.4 The Registration Statement shall have become effective under the 1933 Act, and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

         8.5 The Selling Fund shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the Selling Fund Shareholders all of the Selling Fund's investment company taxable income for all taxable periods ending on the Closing Date (computed without regard to any deduction for dividends paid) and all of its net capital gains realized in all taxable periods ending on the Closing Date (after reduction for any capital loss carryforward).

         8.6 The parties shall have  received a favorable  opinion of Sullivan &
Worcester   LLP,   addressed  to  the  Acquiring   Fund  and  the  Selling  Fund
substantially to the effect that for federal income tax purposes:

                  (a) The transfer of all of the Selling Fund assets in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain stated liabilities of the Selling Fund followed by the distribution of the Acquiring Fund Shares to the Selling Fund in dissolution and liquidation of the Selling Fund will constitute a "reorganization" within the meaning of
Section 368(a)(1)(D) of the Code and the Acquiring Fund and the Selling Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

                  (b) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Selling Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain stated liabilities of the Selling Fund.

                  (c) No gain or loss will be recognized by the Selling Fund upon the transfer of the Selling Fund assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain stated liabilities of the Selling Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to Selling Fund Shareholders in exchange for their shares of the Selling Fund.

                  (d) No gain or loss will be recognized by the Selling Fund Shareholders upon the exchange of their Selling Fund shares for the Acquiring Fund Shares in liquidation of the Selling Fund.

                  (e) The aggregate tax basis for the Acquiring Fund Shares received by each Selling Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Selling Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund Shares to be received by each Selling Fund Shareholder will include the period during which the Selling Fund shares exchanged therefor were held by such shareholder (provided the Selling Fund shares were held as capital assets on the date of the Reorganization).

                  (f) The tax basis of the Selling Fund assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Selling Fund immediately prior to the Reorganization, and the holding period of the assets of the Selling Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Selling Fund.

         Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Selling Fund may waive the conditions set forth in this paragraph 8.6.

         8.7 The Acquiring Fund shall have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund, in form and substance satisfactory to the Acquiring Fund, to the effect that:

                  (a) they are independent certified public accountants with respect to the Selling Fund within the meaning of the 1933 Act and the applicable published rules and regulations thereunder;

                  (b) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards) consisting of a reading of any unaudited pro forma financial statements included in the Registration Statement and Prospectus and Proxy Statement, and inquiries of appropriate officials of the Selling Fund responsible for financial and accounting matters, nothing came to their attention that caused them to believe that such unaudited pro forma financial statements do not comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the published rules and regulations thereunder;

                  (c) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the Capitalization Table appearing in the Registration Statement and Prospectus and Proxy Statement has been obtained from and is consistent with the accounting records of the Selling Fund;

                  (d) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the pro forma financial statements that are included in the Registration Statement and Prospectus and Proxy Statement were prepared based on the valuation of the

Selling Fund's assets in accordance with the Trust's Declaration of Trust and the Acquiring Fund's then current prospectus and statement of additional information pursuant to procedures customarily utilized by the Acquiring Fund in valuing its own assets; and

                  (e) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the data utilized in the calculations of the projected expense ratios appearing in the Registration Statement and Prospectus and Proxy Statement agree with underlying accounting records of the Selling Fund or to written estimates by Selling Fund's management and were found to be mathematically correct.

         In addition, the Acquiring Fund shall have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund dated on the Closing Date, in form and substance satisfactory to the Acquiring Fund, to the effect, that on the basis of limited procedures agreed upon by the Acquiring Fund (but not an examination in accordance with generally accepted auditing standards), the calculation of net asset value per share of the Selling Fund as of the Valuation Date was determined in accordance with generally accepted accounting practices and the portfolio valuation practices of the Acquiring Fund.

         8.8 The Selling Fund shall have received from KPMG Peat Marwick LLP a letter addressed to the Selling Fund, in form and substance satisfactory to the Selling Fund, to the effect that:

                  (a) they are independent certified public accountants with respect to the Acquiring Fund within the meaning of the 1933 Act and the applicable published rules and regulations thereunder;

                  (b) on the basis of limited procedures agreed upon by the Selling Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards) consisting of a reading of any unaudited pro forma financial statements included in the Registration Statement and Prospectus and Proxy Statement, and inquiries of appropriate officials of the Trust responsible for financial and accounting matters, nothing came to their attention that caused them to believe that such unaudited pro forma financial statements do not comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the published rules and regulations thereunder;

                  (c) on the basis of limited procedures agreed upon by the Selling Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the Capitalization Table appearing in the Registration Statement and Prospectus and Proxy Statement has been obtained from and is consistent with the accounting records of the Acquiring Fund; and

                  (d) on the basis of limited procedures agreed upon by the Selling Fund (but not an examination in accordance with generally accepted auditing standards), the data utilized in the calculations of the projected expense ratio appearing in the Registration Statement and Prospectus and Proxy Statement agree with written estimates by each Fund's management and were found to be mathematically correct.

         8.9 The Acquiring Fund and the Selling Fund shall also have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund and the Selling Fund, dated on the Closing Date in form and substance satisfactory to the Funds, setting forth the federal income tax implications relating to capital loss carryforwards (if any) of the Selling Fund and the related impact, if any, of the proposed transfer of all of the assets of the Selling Fund to the Acquiring Fund and the ultimate dissolution of the Selling Fund, upon the shareholders of the Selling Fund.


                                   ARTICLE IX

                                    EXPENSES

         9.1 Except as otherwise provided for herein, all expenses of the transactions contemplated by this Agreement incurred by the Selling Fund and the Acquiring Fund will be borne by First Union National Bank. Such expenses include, without limitation, (a) expenses incurred in connection with the entering into and the carrying out of the provisions of this Agreement; (b) expenses associated with the preparation and filing of the Registration Statement under the 1933 Act covering the Acquiring Fund Shares to be issued pursuant to the provisions of this Agreement; (c) registration or qualification fees and expenses of preparing and filing such forms as are necessary under applicable state securities laws to qualify the Acquiring Fund Shares to be issued in connection herewith in each state in which the Selling Fund Shareholders are resident as of the date of the mailing of the Prospectus and Proxy Statement to such shareholders; (d) postage; (e) printing; (f) accounting fees; (g) legal fees; and (h) solicitation costs of the transaction.

Notwithstanding the foregoing, the Acquiring Fund shall pay its own federal and state registration fees.

                                    ARTICLE X

                    ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

         10.1 The Acquiring Fund and the Selling Fund agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

         10.2 The representations, warranties, and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

                                   ARTICLE XI

                                   TERMINATION

         11.1 This Agreement may be terminated by the mutual agreement of the Acquiring Fund and the Selling Fund. In addition, either the Acquiring Fund or the Selling Fund may at its option terminate this Agreement at or prior to the Closing Date because:

                  (a) of a breach by the other of any representation, warranty, or agreement contained herein to be performed at or prior to the Closing Date, if not cured within 30 days; or

                  (b) a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

         11.2 In the event of any such termination, in the absence of willful default, there shall be no liability for damages on the part of either the Acquiring Fund, the Selling Fund, the Trust, the respective Trustees or officers, to the other party or its Trustees or officers.

                                   ARTICLE XII

                                   AMENDMENTS

         This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Selling Fund and the Acquiring Fund; provided, however, that following the meeting of the Selling Fund Shareholders called by the Selling Fund pursuant to paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Shares to be issued to the Selling Fund Shareholders under this Agreement to the detriment of such shareholders without their further approval.

                                  ARTICLE XIII

               HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT;
                             LIMITATION OF LIABILITY

         13.1 The Article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         13.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         13.3 This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflicts of laws provisions thereof; provided, however, that the due authorization, execution and delivery of this Agreement, in the case of the Selling Fund, shall be governed and construed in accordance with the laws of The Commonwealth of Massachusetts, without giving effect to the conflicts of laws provisions thereof.

         13.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

         13.5 It is expressly agreed that the obligations of the Selling Fund hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents, or employees of the Selling Fund personally, but bind only the trust property of the Selling Fund, as provided in the Declaration of Trust of the Selling Fund. The execution and delivery of this Agreement have been authorized by the Trustees of the Selling Fund and signed by authorized officers of the Selling Fund, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Selling Fund as provided in the Declaration of Trust of the Selling Fund.

         IN WITNESS WHEREOF, the parties have duly executed and sealed this Agreement, all as of the date first written above.



                                    EVERGREEN FIXED INCOME TRUST
                                    ON BEHALF OF EVERGREEN
                                    INTERMEDIATE TERM BOND FUND
                                    By:

                                    Name:

                                    Title:



                                    KEYSTONE INTERMEDIATE TERM BOND FUND
                                    By:

                                    Name:

                                    Title:

                       STATEMENT OF ADDITIONAL INFORMATION

                          Acquisition of the Assets of

                      EVERGREEN INTERMEDIATE-TERM BOND FUND

                                   a Series of

                           THE EVERGREEN LEXICON FUND
                               200 Berkeley Street
                           Boston, Massachusetts 02116
                                 (800) 343-2898

                                       and

                      KEYSTONE INTERMEDIATE TERM BOND FUND
                               200 Berkeley Street
                           Boston, Massachusetts 02116
                                 (800) 343-2898

                        By and In Exchange For Shares of

                      EVERGREEN INTERMEDIATE TERM BOND FUND

                                   a Series of

                          EVERGREEN FIXED INCOME TRUST
                               200 Berkeley Street
                           Boston, Massachusetts 02116
                                 (800) 343-2898

         This Statement of Additional Information, relating specifically to the proposed transfer of the assets and liabilities of Evergreen Intermediate-Term Bond Fund, a series of The Evergreen Lexicon Fund ("Evergreen Intermediate"), and Keystone Intermediate Term Bond Fund ("Keystone Intermediate"), to Evergreen Intermediate Term Bond Fund ("Evergreen Intermediate Bond"), a series of the Evergreen Fixed Income Trust in exchange, as applicable, for Class A, Class B, Class C and Class Y shares of beneficial interest, no par value, of Evergreen Intermediate Bond, consists of this cover page and the following described documents, each of which is attached hereto and incorporated by reference herein:

         (1) The Statement of Additional Information of Evergreen Intermediate dated September 3, 1997;

         (2) The Statement of Additional Information of Keystone Intermediate dated September 3, 1997;

         (3) Annual Report of Evergreen Intermediate for the year ended June 30, 1997;

         (4) Annual Report of Keystone Intermediate for the year ended June 30, 1997; and

         (5) Pro-Forma Combining Financial Statements (unaudited) dated June 30, 1997.

         This Statement of Additional Information, which is not a prospectus, supplements, and should be read in conjunction with, the Prospectus/Proxy Statement of Evergreen Intermediate Bond, Evergreen Intermediate and Keystone Intermediate dated November 14, 1997. A copy of the Prospectus/Proxy Statement may be obtained without charge by calling or writing to Evergreen Intermediate Bond, Evergreen Intermediate or Keystone Intermediate at the telephone numbers or addresses set forth above.

         The date of this Statement of Additional Information is November 14, 1997.

                       STATEMENT OF ADDITIONAL INFORMATION
                                September 3, 1997

            EVERGREEN KEYSTONE SHORT AND INTERMEDIATE TERM BOND FUNDS
                200 Berkeley Street, Boston, Massachusetts 02116
                                  800-343-2898

Evergreen Short-Intermediate Bond Fund ("Short-Intermediate")
Evergreen Intermediate-Term Bond Fund ("Evergreen Intermediate")
Evergreen Intermediate-Term
         Government Securities Fund ("Intermediate Government")
Keystone Capital Preservation and Income Fund ("Capital Preservation") Keystone Intermediate Term Bond Fund ("Keystone Intermediate")


         This Statement of Additional Information pertains to all classes of shares of the Funds listed above. It is not a prospectus and should be read in conjunction with the Prospectus dated September 3, 1997, as supplemented from time to time, for the Fund in which you are making or contemplating an investment. The Evergreen Keystone Short and Intermediate Term Bond Funds are offered through two separate Prospectuses: one offering Class A, Class B and Class C shares of Short-Intermediate, Evergreen Intermediate, Intermediate Government, Capital Preservation and Keystone Intermediate, and a separate prospectus offering Class Y shares of Short-Intermediate, Evergreen Intermediate and Intermediate Government. Copies of each Prospectus may be obtained without charge by calling the number listed above.

                                TABLE OF CONTENTS

Investment Objectives and Policies...............................3
Investment Restrictions.........................................15
Certain Risk Considerations.....................................20
Management......................................................20
Investment Advisers.............................................29
Distribution Plans..............................................33
Allocation of Brokerage.........................................35
Additional Tax Information......................................37
Net Asset Value.................................................39
Purchase of Shares..............................................40
General Information about the Funds.............................51
Performance Information.........................................53
Financial Statements............................................57
Appendix A......................................................59


                                                       21467
                                                         1

                       INVESTMENT OBJECTIVES AND POLICIES
   (See also "Description of the Funds Investment Objectives and Policies" in
                             each Fund's Prospectus)

     The investment objective of each Fund and a description of the securities in which each Fund may invest is set forth under "Description of the Funds Investment Objectives and Policies" in the relevant Prospectus. The investment objectives of each Fund are fundamental and cannot be changed without the approval of shareholders. The following expands the discussion in the Prospectus regarding certain investments of each Fund.

Types of Investments

United States ("U.S.") Government Obligations (All Funds)

    The types of U.S. government obligations in which the Funds may invest generally include obligations issued or guaranteed by U.S. government agencies or instrumentalities.

These securities are backed by:

     (1)the discretionary authority of the U.S. government to purchase certain obligations of agencies or instrumentalities; or

     (2)the credit of the agency or instrumentality issuing the obligations. Examples of agencies and instrumentalities that may not always receive financial support from the U.S. government are:

          (i)Farm Credit System, including the National Bank for Cooperatives, Farm Credit Banks and Banks for Cooperatives;

         (ii) Farmers Home Administration;

        (iii) Federal Home Loan Banks;

         (iv) Federal Home Loan Mortgage Corporation;

          (v) Federal National Mortgage Association;

         (vi) Government National Mortgage Association; and

         vii) Student Loan Marketing Association

GNMA Securities. The Funds may invest in securities issued by the Government National Mortgage Association ("GNMA"), a wholly-owned U.S. government corporation, which guarantees the timely payment of principal and interest, but not premiums paid to purchase these instruments. The market value and interest yield of these instruments can vary due to market interest rate fluctuations and early prepayments of underlying mortgages. These securities represent ownership in a pool of federally insured mortgage loans. GNMA certificates consist of underlying mortgages with a maximum maturity of 30 years. However, due to scheduled and unscheduled principal payments, GNMA certificates have a shorter average maturity and, therefore, less principal volatility than a comparable 30-year bond. Since prepayment rates vary widely, it is not possible to accurately predict the average maturity of a particular GNMA pool. The scheduled monthly interest and principal payments relating to mortgages in the pool will be "passed through" to investors. GNMA securities differ from conventional bonds in that principal is paid back to the certificate holders over the life of the loan rather than at maturity. As a result, there will be monthly scheduled payments of principal and interest. In addition, there may be unscheduled principal payments representing prepayments on the underlying mortgages. Although GNMA certificates may offer yields higher than those available from other types of U.S. government securities, GNMA certificates may be less effective than other types of securities as a means of "locking in" attractive long-term rates because of the prepayment feature. For instance, when interest rates decline, the value of a GNMA certificate likely will not rise as much as comparable debt securities due to the prepayment feature. In addition, these prepayments can cause the price of a GNMA certificate originally purchased at a premium to decline in price to its par value, which may result in a loss.

Mortgage-Backed or Asset-Backed Securities. Short-Intermediate, Evergreen Intermediate, and Keystone Intermediate may invest in mortgage-backed securities and asset-backed securities. Capital Preservation may invest in mortgage-backed securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. Two principal types of mortgage-backed securities are collateralized mortgage obligations ("CMOs") and real estate mortgage investment conduits ("REMICs"). CMOs are securities collateralized by mortgages, mortgage pass-throughs, mortgage pay-through bonds (bonds representing an interest in a pool of mortgages where the cash flow generated from the mortgage collateral pool is dedicated to bond repayment), and mortgage-backed bonds (general obligations of the issuers payable out of the issuers' general funds and additionally secured by a first lien on a pool of single family detached properties). Many CMOs are issued with a number of classes or series which have different maturities and are retired in sequence.

         Investors purchasing such CMOs in the shortest maturities receive or are credited with their pro rata portion of the scheduled payments of interest and principal on the underlying mortgages plus all unscheduled prepayments of principal up to a predetermined portion of the total CMO obligation. Until that portion of such CMO obligation is repaid, investors in the longer maturities receive interest only. Accordingly, the CMOs in the longer maturity series are less likely than other mortgage pass-throughs to be prepaid prior to their stated maturity. Although some of the mortgages underlying CMOs may be supported by various types of insurance, and some CMOs may be backed by GNMA certificates or other mortgage pass-throughs issued or guaranteed by U.S. government agencies or instrumentalities, the CMOs themselves are not generally guaranteed.

         REMICs, which were authorized under the Tax Reform Act of 1986, are private entities formed for the purpose of holding a fixed pool of mortgages secured by an interest in real property. REMICs are similar to CMOs in that they issue multiple classes of securities.

         In addition to mortgage-backed securities, the Funds may invest in securities secured by other assets including company receivables, truck and auto loans, leases, and credit card receivables. These issues may be traded over-the-counter and typically have a short-intermediate maturity structure depending on the paydown characteristics of the underlying financial assets which are passed through to the security holder.

         Credit card receivables are generally unsecured and the debtors are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. Most issuers of asset-backed securities backed by automobile receivables permit the servicers of such receivables to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the rated asset-backed securities. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of asset-backed securities backed by automobile receivables may not have a proper security interest in all of the obligations backing such receivables. Therefore, there is the possibility that recoveries on repossessed collateral may not, in some cases, be available to support payments on these securities.

         In general, issues of asset-backed securities are structured to include additional collateral and/or additional credit support to protect against the risk that a portion of the collateral supporting the asset-backed securities may default and/or may suffer from these defects. In evaluating the strength of particular issues of asset-backed securities, each Fund's Adviser (as hereinafter defined) considers the financial strength of the guarantor or other provider of credit support, the type and extent of credit enhancement provided as well as the documentation and structure of the issue itself and the credit support.

Restricted and Illiquid Securities (All Funds)

         The ability of the Board of Trustees of Evergreen Investment Trust, in the case of Short-Intermediate, The Evergreen Lexicon Trust, in the case of Evergreen Intermediate and Intermediate Government, Capital Preservation and Keystone Intermediate ("Trustees") to determine the liquidity of certain restricted securities is permitted under a Securities and Exchange Commission ("SEC") Staff position set forth in the adopting release for Rule 144A under the Securities Act of 1933 (the "Rule"). The Rule is a non-exclusive, safe-harbor for certain secondary market transactions involving securities subject to restrictions on resale under federal securities laws. The Rule provides an exemption from registration for resales of otherwise restricted securities to qualified institutional buyers. The Rule was expected to further enhance the liquidity of the secondary market for securities eligible for sale under the Rule. The Funds which invest in Rule 144A securities believe that the Staff of the SEC has left the question of determining the liquidity of all restricted securities (eligible for resale under the Rule) for determination by the Trustees. The Trustees consider the following criteria in determining the liquidity of certain restricted securities:

     (i) the frequency of trades and quotes for the security;

     (ii) the number of dealers willing to purchase or sell the security and the number of other potential buyers;

    (iii) dealer  undertakings  to make a market in the security;  and

     (iv) the nature of the security and the nature of the marketplace trades.

Variable or Floating Rate  Instruments

         Certain of the investments of Evergreen Intermediate, Intermediate Government, Capital Preservation and Keystone Intermediate may include variable or floating rate instruments which may involve a demand feature and may include variable amount master demand notes which may or may not be backed by bank letters of credit. Variable or floating rate instruments bear interest at a rate which varies with changes in market rates. The holder of an instrument with a demand feature may tender the instrument back to the issuer at par prior to maturity. A variable amount master demand note is issued pursuant to a written agreement between the issuer and the holder, its amount may be increased by the holder or decreased by the holder or issuer, it is payable on demand, and the rate of interest varies based upon an agreed formula. The quality of the underlying credit must, in the opinion of each Fund's Adviser, be equivalent to the long-term bond or commercial paper ratings applicable to permitted investments for each Fund. The Adviser will monitor, on an ongoing basis, the earning power, cash flow, and liquidity ratios of the issuers of such instruments and will similarly monitor the ability of an issuer of a demand instrument to pay principal and interest on demand.

When-Issued and Delayed Delivery Securities (All Funds)

         The Funds may enter into securities transactions on a when-issued basis. These transactions involve the purchase of debt obligations on a when-issued basis, in which case delivery and payment normally take place within 45 days after the date of commitment to purchase. The Funds will only make commitments to purchase obligations on a when-issued basis with the intention of actually acquiring the securities, but may sell them before the settlement date. The when-issued securities are subject to market fluctuation, and no interest accrues on the security to the purchaser during this period. The payment obligation and the interest rate that will be received on the securities are each fixed at the time the purchaser enters into the commitment. Purchasing obligations on a when-issued basis is a form of leveraging and can involve a risk that the yields available in the market when the delivery takes place may actually be higher than those obtained in the transaction itself. In that case there could be an unrealized loss at the time of delivery. Capital Preservation and Keystone Intermediate do not intend to invest more than 5% of their assets in when issued or delayed delivery transactions.

         Segregated accounts will be established with the custodian, and Short-Intermediate, Evergreen Intermediate and Intermediate Government will maintain liquid assets in an amount at least equal in value to a Fund's commitments to purchase when-issued securities. If the value of these assets declines, a Fund will place additional liquid assets in the account on a daily basis so that the value of the assets in the account is equal to the amount of such commitments. The Funds do not intend to engage in when-issued and delayed delivery transactions to an extent that would cause segregation of more than 20%, of the total value of their assets.

Lending of Portfolio Securities (All Funds)

The Funds may lend securities pursuant to agreements requiring that the loans be continuously secured by cash, securities of the U.S. government or its agencies, or any combination of cash and such securities, as collateral equal at all times to 100% of the market value of the securities lent. The collateral received when a Fund lends portfolio securities must be valued daily and, should the market value of the loaned securities increase, the borrower must furnish additional collateral to the lending Fund. During the time portfolio securities are on loan, the borrower pays the Fund any dividends or interest paid on such securities. Loans are subject to termination at the option of the Fund or the borrower. A Fund may pay reasonable administrative and custodial fees in connection with a loan and may pay a negotiated portion of the interest earned on the cash or equivalent collateral to the borrower or placing broker. A Fund does not have the right to vote securities on loan, but would terminate the loan and regain the right to vote if that were considered important with respect to the investment. Any loan may be terminated by either party upon reasonable notice to the other party. There may be risks of delay in receiving additional collateral or risks of delay in recovery of the securities or even loss of rights in the collateral should the borrower of the securities fail financially. However, loans are made only to borrowers deemed by the Adviser to be of good standing and when, in the judgment of the Adviser, the consideration which can be earned currently from such securities loans justifies the attendant risk. Such loans will not be made if, as a result, the aggregate amount of all outstanding securities loans for Evergreen Intermediate and Intermediate Government exceed one-third of the value of a Fund's total assets taken at fair market value. Loans of securities by Short-Intermediate, Capital Preservation and Keystone Intermediate are limited to 15% of each Fund's total assets.

Reverse Repurchase Agreements

         Short-Intermediate, Capital Preservation and Keystone Intermediate may also enter into reverse repurchase agreements. These transactions are similar to borrowing cash. In a reverse repurchase agreement, a Fund transfers possession of a portfolio instrument to another person, such as a financial institution, broker, or dealer, in return for a percentage of the instrument's market value in cash, and agrees that on a stipulated date in the future the Fund will repurchase the portfolio instrument by remitting the original consideration plus interest at an agreed upon rate.

     The use of reverse repurchase agreements may enable a Fund to avoid selling portfolio instruments at a time when a sale may be deemed to be disadvantageous, but the ability to enter into reverse repurchase agreements does not ensure that the Fund will be able to avoid selling portfolio instruments at a disadvantageous time.

     When effecting reverse repurchase agreements, liquid assets of a Fund, in a dollar amount sufficient to make payment for the obligations to be purchased, are segregated at the trade date. These securities are marked to market daily and maintained until the transaction is settled.

Options and Futures Transactions

         Options in which Short-Intermediate trades must be listed on national securities exchanges.

Purchasing Put and Call Options on Financial Futures Contracts

         Short-Intermediate   may  purchase  listed  put  and  call  options  on
financial futures contracts for U.S. Government securities. Keystone Intermediate may enter into currency and other financial futures contracts and related options transactions for hedging purposes and not for speculation. Unlike entering directly into a futures contract, which requires the purchaser to buy a financial instrument on a set date at an undetermined price, the purchase of a put option on a futures contract entitles (but does not obligate) its purchaser to decide on or before a future date whether to assume a short position at the specified price.

         A Fund may purchase put and call options on futures to protect portfolio securities against decreases in value resulting from an anticipated increase in market interest rates. Generally, if the hedged portfolio securities decrease in value during the term of an option, the related futures contracts will also decrease in value and the put option will increase in value. In such an event, a Fund will normally close out its option by selling an identical put option. If the hedge is successful, the proceeds received by the Fund upon the sale of the put option plus the realized decrease in value of the hedged securities.

         Alternately, a Fund may exercise its put option to close out the position. To do so, it would enter into a futures contract of the type underlying the option. If the Fund neither closes out nor exercises an option, the option will expire on the date provided in the option contract, and the premium paid for the contract will be lost.

Purchasing Options

         Short-Intermediate may purchase both put and call options on its portfolio securities. These options will be used as a hedge to attempt to protect securities which a Fund holds or will be purchasing against decreases or increases in value. A Fund may purchase call and put options for the purpose of offsetting previously written call and put options of the same series. If the Fund is unable to effect a closing purchase transaction with respect to covered options it has written, the Fund will not be able to sell the underlying securities or dispose of assets held in a segregated account until the options expire or are exercised.

         Keystone Intermediate may purchase call and put options to close out existing positions.

         Short-Intermediate intends to purchase put and call options on currency and other financial futures contracts for hedging purposes. A put option purchased by the Fund would give it the right to assume a position as the seller of a futures contract. A call option purchased by the Fund would give it the right to assume a position as the purchaser of a futures contract. The purchase of an option on a futures contract requires the Fund to pay a premium. In exchange for the premium, the Fund becomes entitled to exercise the benefits, if any, provided by the futures contract, but is not required to take any action under the contract. If the option cannot be exercised profitably before it expires, the Fund's loss will be limited to the amount of the premium and any transaction costs.

         Short-Intermediate currently does not intend to invest more than 5% of its net assets in options transactions.

         Short-Intermediate may not purchase or sell futures contracts or related options if immediately thereafter the sum of the amount of margin deposits on the Fund's existing futures positions and premiums paid for related options would exceed 5% of the market value of the Fund's total assets. When the Fund purchases futures contracts, an amount of cash and cash equivalents, equal to the underlying commodity value of the futures contracts (less any related margin deposits), will be deposited in a segregated account with the Fund's custodian (or the broker, if legally permitted) to collateralize the position and thereby insure that the purchase of such futures contracts is unleveraged.

"Margin" in Futures Transactions

     Unlike the purchase or sale of a security, a Fund does not pay or receive money upon the purchase or sale of a futures contract. Rather, a Fund is required to deposit an amount of "initial margin" in cash or U.S. Treasury bills with its custodian (or the broker, if legally permitted). The nature of initial margin in futures transactions is different from that of margin in securities transactions in that futures contract initial margin does not involve the borrowing of funds by a Fund to finance the transactions. Initial margin is in the nature of a performance bond or good faith deposit on the contract which is returned to the Fund upon termination of the futures contract, assuming all contractual obligations have been satisfied.

     A futures contract held by a Fund is valued daily at the official settlement price of the exchange on which it is traded. Each day the Fund pays or receives cash, called "variation margin", equal to the daily change in value of the futures contract. This process is known as "marking to market". Variation margin does not represent a borrowing or loan by the Fund but is instead settlement between the Fund and the broker of the amount one would owe the other if the futures contract expired. In computing its daily net asset value, a Fund will mark-to-market its open futures positions. The Fund is also required to deposit and maintain margin when it writes call options on futures contracts.

Derivatives - Keystone Intermediate Only

     The Fund may use derivatives in furtherance of its investment objective. Derivatives are financial contracts whose value depends on, or is derived from, the value of an underlying asset, reference rate or index. These assets, rates, and indices may include bonds, stocks, mortgages, commodities, interest rates, currency exchange rates, bond indices and stock indices. Derivatives can be used to earn income or protect against risk, or both. For example, one party with unwanted risk may agree to pass that risk to another party who is willing to accept the risk, the second party being motivated, for example, by the desire either to earn income in the form of a fee or premium from the first party, or to reduce its own unwanted risk by attempting to pass all or part of that risk to the first party.

     Derivatives can be used by investors such as the Fund to earn income and enhance returns, to hedge or adjust the risk profile of the portfolio, and either in place of more traditional direct investments or to obtain exposure to otherwise inaccessible markets. The Fund is permitted to use derivatives for one or more of these purposes. Each of these uses entails greater risk than if derivatives were used solely for hedging purposes. The Fund uses futures contracts and related options for hedging purposes. Derivatives are a valuable tool which, when used properly, can provide significant benefit to Fund shareholders. Keystone Investment Management Company ("Keystone") is not an aggressive user of derivatives with respect to the Fund. However, the Fund may take positions in those derivatives that are within its investment policies if, in Keystone's judgement, this represents an effective response to current or anticipated market conditions. Keystone's use of derivatives is subject to continuous risk assessment and control from the standpoint of the Fund's investment objectives and policies.

     Derivatives may be (1) standardized, exchange-traded contracts or (2) customized, privately negotiated contracts. Exchange-traded derivatives tend to be more liquid and subject to less credit risk than those that are privately negotiated.

     There are four principal types of derivative instruments -- options, futures, forwards and swaps -- from which virtually any type of derivative transaction can be created.

     Debt instruments that incorporate one or more of these building blocks for the purpose of determining the principal amount of and/or rate of interest payable on the debt instruments are often referred to as "structured securities." An example of this type of structured security is indexed commercial paper. The term is also used to describe certain securities issued in connection with the restructuring of certain foreign obligations. See "Structured Securities" below. The term "derivative" is also sometimes used to describe securities involving rights to a portion of the cash flows from an underlying pool of mortgages or other assets from which payments are passed through to the owner of, or that collateralize, the securities.

     While the judicious use of derivatives by experienced investment managers such as Keystone can be beneficial, derivatives also involve risks different from, and, in certain cases, greater than, the risks presented by more traditional investments. Following is a general discussion of important risk factors and issues concerning the use of derivatives that investors should understand before investing in the Fund.

         o Market Risk -- This is the general risk attendant to all investments that the value of a particular investment will decline or otherwise change in a way detrimental to the Fund's interest.

         o Management Risk -- Derivative products are highly specialized instruments that require investment techniques and risk analyses different from those associated with stocks and bonds. The use of a derivative requires an understanding not only of the underlying instrument, but also of the derivative itself, without the benefit of observing the performance of the derivative under all possible market conditions. In particular, the use and complexity of derivatives require the maintenance of adequate controls to monitor the transactions entered into, the ability to assess the risk that a derivative adds to the Fund's portfolio and the ability to forecast price, interest rate or currency exchange rate movements correctly.

         o Credit Risk -- This is the risk that a loss may be sustained by the Fund as a result of the failure of another party to a derivative (usually referred to as a "counterparty") to comply with the terms of the derivative contract. The credit risk for exchange traded
         derivatives   is   generally   less  than  for   privately   negotiated
         derivatives, since the clearing house, which is the issuer or counterparty to each exchange-traded derivative, provides a guarantee of performance. This guarantee is supported by a daily payment system (i.e., margin requirements) operated by the clearing house in order to reduce overall credit risk. For privately negotiated derivatives, there is no similar clearing agency guarantee. Therefore, the Fund considers the creditworthiness of each counterparty to a privately negotiated derivative in evaluating potential credit risk.

         o Liquidity Risk -- Liquidity risk exists when a particular instrument is difficult to purchase or sell. If a derivative transaction is particularly large or if the relevant market is illiquid (as is the case with many privately negotiated derivatives), it may not be possible to initiate a transaction or liquidate a position at an advantageous price.

         o Leverage Risk -- Since many derivatives have a leverage component, adverse changes in the value or level of the underlying asset, rate or index can result in a loss substantially greater than the amount invested in the derivative itself. In the case of swaps, the risk of loss generally is related to a notional principal amount, even if the parties have not made any initial investment. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment.

         o Other Risks -- Other risks in using derivatives include the risk of mispricing or improper valuation and the inability of derivatives to correlate perfectly with underlying assets, rates and indices. Many derivatives, in particular privately negotiated derivatives, are complex and often valued subjectively. Improper valuations can result in increased cash payment requirements to counter parties or a loss of value to a Fund. Derivatives do not always perfectly or even highly correlate or track the value of the assets, rates or indices they are designed to closely track. Consequently, the Fund's use of derivatives may not always be an effective means of, and sometimes could be counterproductive to, furthering the Fund's investment objective.

Writing Put and Call Options - Short-Intermediate and Keystone Intermediate Only

         A Fund may write (i.e., sell) covered call and put options. By writing a call option, the Fund becomes obligated during the term of the option to deliver the securities underlying the option upon payment of the exercise price. By writing a put option, the Fund becomes obligated during the term of the option to purchase the securities underlying the option at the exercise price if the option is exercised. Short-Intermediate also may write straddles (combinations of covered puts and calls on the same underlying security).

     The Funds may only write "covered" options. This means that so long as a Fund is obligated as the writer of a call option, it will own the underlying securities subject to the option or, in the case of call options on U.S. Treasury bills, the Fund might own substantially similar U.S. Treasury bills. If the Fund has written options against all of its securities which are available for writing options, the Fund may be unable to write additional options unless it sells a portion of its portfolio holdings to obtain new securities against which it can write options. If this were to occur, higher portfolio turnover and correspondingly greater brokerage commissions and other transaction costs may result. However, each Fund does not expect that this will occur.

     Each Fund will be considered "covered" with respect to a put option it writes if, so long as it is obligated as the writer of the put option, it deposits and maintains with its custodian in a segregated account liquid assets having a value equal to or greater than the exercise price of the option.

     The principal reason for writing call or put options is to obtain, through a receipt of premiums, a greater current return than would be realized on the underlying securities alone. A Fund receives a premium from writing a call or put option, which it retains whether or not the option is exercised. By writing a call option, a Fund might lose the potential for gain on the underlying security while the option is open, and by writing a put option the Fund might become obligated to purchase the underlying security for more than its current market price upon exercise.

Section 4(2) Commercial Paper

         Short-Intermediate may invest in commercial paper issued in reliance on the exemption from registration afforded by Section 4(2)of the Securities Act of 1933. Section 4(2) commercial paper is restricted as to disposition under federal securities law and is generally sold to institutional investors, such as the Fund, who agrees that it is purchasing the paper for investment purposes and not with a view to public distribution. Any resale by the purchaser must be in an exempt transaction. Section 4(2)commercial paper is normally resold to other institutional investors like the Fund through or with the assistance of the issuer or investment dealers who make a market in Section 4(2) commercial paper, thus providing liquidity. The Fund believes that Section 4(2) commercial paper and possibly certain other restricted securities which meet the criteria for liquidity established by the Trustees are quite liquid. The Fund intends, therefore, to treat the restricted securities which meet the criteria for liquidity established by the Trustees, including Section 4(2) commercial paper, as determined by the Fund's Adviser, as liquid and not subject to the investment limitation applicable to illiquid securities. In addition, because Section 4(2) commercial paper is liquid, the Fund does not intend to subject such paper to the limitation applicable to restricted securities.

Repurchase Agreements (All Funds)

         Certain of the investments of the Funds may include agreements which are agreements by which a person (e.g., a Fund) obtains a security and simultaneously commits to return the security to the seller (a member bank of the Federal Reserve System or recognized securities dealer) at an agreed upon price (including principal and interest) on an agreed upon date within a number of days (usually not more than seven) from the date of purchase. The resale price reflects the purchase price plus an agreed upon market rate of interest which is unrelated to the coupon rate or maturity of the underlying security. A repurchase agreement involves the obligation of the seller to pay the agreed upon price, which obligation is in effect secured by the value of the underlying security.

         A Fund or its custodian will take possession of the securities subject to repurchase agreements, and these securities will be marked to market daily. To the extent that the original seller does not repurchase the securities from the Fund, the Fund could receive less than the repurchase price on any sale of such securities. In the event that such a defaulting seller filed for bankruptcy or became insolvent, disposition of such securities by a Fund might be delayed pending court action. The Funds believe that under the regular procedures normally in effect for custody of a Fund's portfolio securities subject to repurchase agreements, a court of competent jurisdiction would rule in favor of the Fund and allow retention or disposition of such securities. The Fund will only enter into repurchase agreements with banks and other recognized financial institutions, such as broker/dealers, which are deemed by the Adviser to be creditworthy pursuant to guidelines established by the Trustees.

Foreign Securities

         Short-Intermediate may invest up to 20% of its assets in foreign securities or U.S. securities traded in foreign markets and Evergreen Intermediate may invest in U.S. dollar denominated obligations or securities of foreign issuers. Keystone Intermediate may invest in foreign securities and in securities denominated in foreign currencies. Permissible investments may consist of obligations of foreign branches of U.S. banks and of foreign banks, including European certificates of deposit, European time deposits, Canadian time deposits and Yankee certificates of deposit, and investments in Canadian commercial paper, foreign securities and Europaper. These instruments may subject the Fund to investment risks that differ in some respects from those related to investments in obligations of U.S. domestic issuers. Such risks include future adverse political and economic developments, the possible imposition of withholding taxes on interest or other income, possible seizure, nationalization, or expropriation of foreign deposits, the possible establishment of exchange controls or taxation at the source, greater fluctuations in value due to changes in exchange rates, or the adoption of other foreign governmental restrictions which might adversely affect the payment of principal and interest on such obligations. Such investments may also entail higher custodial fees and sales commissions than domestic investments. Foreign issuers of securities or obligations are often subject to accounting treatment and engage in business practices different from those respecting domestic issuers of similar securities or obligations. Foreign branches of U.S. banks and foreign banks may be subject to less stringent reserve requirements than those applicable to domestic branches of U.S. banks.

Foreign Currency Transactions

         As one way of managing exchange rate risk, Short-Intermediate and Keystone Intermediate may enter into forward currency exchange contracts (agreements to purchase or sell currencies at a specified price and date). The exchange rate for the transaction (the amount of currency the Fund will deliver and receive when the contract is completed) is fixed when a Fund enters into the contract. A Fund usually will enter into these contracts to stabilize the U.S. dollar value of a security it has agreed to buy or sell. A Fund intends to use these contracts to hedge the U.S. dollar value of a security it already owns, particularly if the Fund expects a decrease in the value of the currency in which the foreign security is denominated. Although the Fund will attempt to benefit from using forward contracts, the success of its hedging strategy will depend on the Adviser's ability to predict accurately the future exchange rates between foreign currencies and the U.S. dollar. The value of a Fund's investments denominated in foreign currencies will depend on the relative strengths of those currencies and the U.S. dollar, and the Fund may be affected favorably or unfavorably by changes in the exchange rates or exchange control regulations between foreign currencies and the U.S. dollar. Changes in foreign currency exchange rates also may affect the value of dividends and interest earned, gains and losses realized on the sale of securities and net investment income and gains, if any, to be distributed to shareholders by a Fund. A Fund may also purchase and sell options related to foreign currencies in connection with hedging strategies.

     Short-Intermediate will not enter into forward contracts for hedging purposes in a particular currency in an amount in excess of the Fund's assets denominated in that currency, but as consistent with its other investment policies, is not otherwise limited in its ability to use this strategy.

Interest Rate Transactions - Swaps, Caps and Floors
Capital Preservation and Keystone Intermediate

         If a Fund enters into interest rate swap, cap or floor transactions, it expects to do so primarily for hedging purposes, which may include preserving a return or spread on a particular investment or portion of its portfolio or protecting against an increase in the price of securities the Fund anticipates purchasing at a later date. The Fund does not intend to use these transactions in a speculative manner.

         Interest rate swaps involve the exchange by the Fund with another party of their respective commitments to pay or receive interest (e.g., an exchange of floating rate payments for fixed rate payments). Interest rate caps and floors are similar to options in that the purchase of an interest rate cap or floor entitles the purchaser, to the extent that a specified index exceeds (in the case of a cap) or falls below (in the case of a floor) a predetermined interest rate, to receive payments of interest on a contractually-based principal ("notional") amount from the party selling the interest rate cap or floor. The Fund may enter into interest rate swaps, caps and floors on either an asset-based or liability-based basis, depending upon whether it is hedging its assets or liabilities, and will usually enter into interest rate swaps on a net basis (i.e., the two payment streams are netted out, with the Fund receiving or paying, as the case may be, only the net amount of the two payments).

         The swap market has grown substantially in recent years, with a large number of banks and investment banking firms acting as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become more established and relatively liquid. Caps and floors are less liquid than swaps. These transactions also involve the delivery of securities or other underlying assets and principal. Accordingly, the risk of loss to a Fund from interest rate transactions is limited to the net amount of interest payments that the Fund is contractually obligated to make.

Other Investments

         The Funds are not prohibited from investing in obligations of banks which are clients of the Distributor (as herein after defined). However, the purchase of shares of the Funds by such banks or by their customers will not be a consideration in determining which bank obligations the Funds will purchase. The Funds will not purchase obligations of its Adviser or its affiliates.

                             INVESTMENT RESTRICTIONS

FUNDAMENTAL INVESTMENT RESTRICTIONS

         Except as noted, the investment restrictions set forth below are fundamental and may not be changed with respect to each Fund without the affirmative vote of a majority of the outstanding voting securities of the Fund. Where an asterisk (*) appears after a Fund's name, the relevant policy is non-fundamental with respect to that Fund and may be changed by each Fund's Adviser without shareholder approval, subject to review and approval by the Trustees. As used in this Statement of Additional Information and in the Prospectus, "a majority of the outstanding voting securities of the Fund" means the lesser of (1) the holders of more than 50% of the outstanding shares of beneficial interest of the Fund or (2) 67% of the shares present if more than 50% of the shares are present at a meeting in person or by proxy.

1.....Concentration of Assets in Any One Issuer

Diversification of Investments

      With respect to 75% of the value of its assets, a Fund will not purchase securities of any one issuer (other than cash, cash items or securities issued or guaranteed by the U.S. government, its agencies or instrumentalities) if as a result more than 5% of the value of its total assets would be invested in the securities of the issuer. Evergreen Intermediate and Intermediate Government will not acquire more than 10% of the outstanding voting securities of any one issuer.

2.....Purchase of Securities on Margin

 ......No  Fund will  purchase  securities  on margin,  except that each Fund may obtain such short-term credits as may be necessary for the clearance of transactions.

         A deposit or payment by a Fund of initial or variation margin in connection with financial futures contracts or related options transactions is not considered the purchase of a security on margin.

3.....Unseasoned Issuers

 ......Neither Short-Intermediate*, Capital Preservation or Keystone Intermediate
may invest more than 5% of its total assets in securities of unseasoned issuers that have been in continuous operation for less than three years, including operating periods of their predecessors.

4.....Underwriting

 ......Short-Intermediate,  Evergreen  Intermediate and  Intermediate  Government
will not underwrite any issue of securities except as they may be deemed an underwriter under the Securities Act of 1933 in connection with the sale of
securities  in  accordance  with  their  investment  objectives,   policies  and
limitations.

 ......Capital   Preservation  and  Keystone  Intermediate  will  not  underwrite securities of other issuers, except that each Fund may purchase securities from the issuer or others and dispose of such securities in a manner consistent with its investment objective.

5.....Interests in Oil, Gas or Other Mineral Exploration or Development
Programs.

      Short-Intermediate*, Evergreen Intermediate and Intermediate Government will not purchase interests in oil, gas or other mineral exploration or development programs or eases, although each Fund may purchase the securities of other issuers which invest in or sponsor such programs.

6.....Concentration in Any One Industry

 ......Short-Intermediate will not invest more than 25% of the value of its total assets in any one industry except the Fund may invest more than 25% of its total assets in securities issued or guaranteed by the U.S. government, its agencies or instrumentalities.

 ......Keystone  Intermediate  may not  purchase  any  security  (other than U.S.
government securities) of any issuer if as a result more than 25% of its total assets would be invested in a single industry; except that (a) there is no restriction with respect to obligations issued or guaranteed by the U.S.
government,   its  agencies  or  instrumentalities'   (b)  wholly-owned  finance
companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of the parents; (c) the industry classification of utilities will be determined according to their services (for example, gas, gas transmission, electric and telephone will each be considered a separate industry; and (d) the industry classification of medically related industries will be determined according to their services (for example, management, hospital supply, medical equipment and pharmaceuticals will each be considered a separate industry).

7.....Warrants

 ......Short-Intermediate*,  Evergreen Intermediate* and Intermediate Government*
will not invest more than 5% of their assets in warrants, including those acquired in units or attached to other securities. For purposes of this restriction, warrants acquired by the Funds in units or attached to securities may be deemed to be without value.

8.....Ownership by Trustees/Officers

         None of Short-Intermediate*, Evergreen Intermediate or Intermediate Government may purchase or retain the securities of any issuer if (i) one or more officers or Trustees of a Fund or its investment adviser individually owns or would own, directly or beneficially, more than 1/2 of 1% of the securities of such issuer, and (ii) in the aggregate, such persons own or would own, directly or beneficially, more than 5% of such securities.

9.....Short Sales

 ......Short-Intermediate,  Capital  Preservation and Keystone  Intermediate will not make short sales of securities or maintain a short position, unless at all times when a short position is open it owns an equal amount of such securities or of securities which, without payment of any further consideration are convertible into or exchangeable for securities of the same issue as, and equal in amount to, the securities sold short.

         The use of short sales will allow a Fund to retain certain bonds in its portfolio longer than it would without such sales. To the extent that the Fund receives the current income produced by such bonds for a longer period than it might otherwise, the Fund's investment objective is furthered.

 ......Evergreen Intermediate and Intermediate Government will not sell any securities short.

10....Lending of Funds and Securities

 ......Short-Intermediate  will not lend portfolio securities valued at more than
15% of its total assets to broker-dealers.

 ......Capital  Preservation and Keystone Intermediate may not make loans, except that a Fund may (a) purchase or hold debt securities consistent with its investment objective, (b) lend portfolio securities valued at not more than 15% of its total assets to broker-dealers and (c) enter into repurchase agreements.

 ......Evergreen  Intermediate  and  Intermediate  Government may not make loans, except that (a) a Fund may purchase or hold debt instruments in accordance with its investment objective and policies; (b) a Fund may enter into repurchase agreements, and (c) the Funds may engage in securities lending as described in the Prospectus and in this Statement of Additional Information.

11....Commodities

 ......Short-Intermediate  will not  purchase or sell  commodities  or  commodity contracts; however, the Fund may enter into futures contracts on financial instruments or currency and sell or buy options on such contracts. Evergreen Intermediate and Intermediate Government may not purchase commodities or commodities contracts. However, subject to their permitted investments, any Fund may invest in companies which invest in commodities and commodities contracts.

 ......Capital Preservation and Keystone Intermediate may not purchase or sell commodities or commodity contracts.

12....Real Estate

 ......Short-Intermediate  may not buy or sell real estate  although the Fund may invest in securities of companies whose business involves the purchase or sale of real estate or in securities which are secured by real estate or interests in real estate.

 ......Evergreen  Intermediate  and  Intermediate  Government may not purchase or sell real estate, real estate limited partnership interests, and interests in a pool of securities that are secured by interests in real estate. However, subject to their permitted investments, any Fund may invest in companies which invest in real estate.

 ......Capital  Preservation  and Keystone  Intermediate may not purchase or sell real estate, except that each Fund may purchase and sell securities secured by real estate and securities of companies which invest in real estate, and may engage in financial futures contracts and related options transactions.

13....Borrowing, Senior Securities, Reverse Repurchase Agreements

 ......Evergreen  Intermediate and Intermediate  Government will not borrow money except as a temporary measure for extraordinary or emergency purposes in an amount up to one-third of the value of total assets, including the amounts borrowed. Any borrowing will be done from a bank and to the extent such borrowing exceeds 5% of the value of a Fund's total assets, asset coverage of at least 300% is required. In the event that such asset coverage shall at any time fall below 300%, the Fund shall within three days thereafter or such longer period as the Securities and Exchange Commission (the "SEC") may prescribe by rules and regulations, reduce the amount of its borrowings to such an extent that the asset coverage of such borrowings shall be at least 300%. This borrowing provision is included solely to facilitate the orderly sale of portfolio securities to accommodate heavy redemption requests if they should occur and is not for investment purposes. All borrowings will be repaid before making additional investments and any interest paid on such borrowings will reduce income.

         Short-Intermediate may borrow only in amounts not in excess of 5% of the value of its total assets in order to meet redemption requests when the liquidation of portfolio securities is deemed to be inconvenient or disadvantageous. The entry by Short-Intermediate into futures contracts shall be deemed a borrowing. Any such borrowings need not be collateralized. Short-Intermediate will not purchase any securities while borrowings in excess of 5% of the value of their total assets are outstanding.

 ......Capital  Preservation and Keystone  Intermediate  will not borrow money or enter into reverse repurchase agreements, except that each Fund may enter into reverse repurchase agreements or borrow money from banks for temporary or emergency purposes in aggregate amounts of up to one-third of the value of each Fund's net assets; provided that, while borrowings from banks (not including reverse repurchase agreements) exceed 5% of the Fund's net assets, any such excess borrowings will be repaid before additional investments are made.

 ......Capital  Preservation  and  Keystone  Intermediate  may not  issue  senior securities; the purchase or sale of securities on a "when issued" basis or collateral arrangement with respect to the writing of options on securities are not deemed to be the issuance of a senior security.

14....Pledging Assets

 ......No Fund will mortgage,  pledge or hypothecate  any assets except to secure permitted borrowings. In these cases, Short-Intermediate may pledge assets having a market value not exceeding the lesser of the dollar amounts borrowed or 15% of the value of total assets at the time of borrowing and Evergreen Intermediate and Intermediate Government may do so in amounts up to 10% of their total assets. Margin deposits for the purchase and sale of financial futures contracts and related options and segregation or collateral arrangements made in connection with options activities are not deemed to be a pledge.

 ......Capital  Preservation  and Keystone  Intermediate may not pledge more than
15% of each Fund's net assets to secure indebtedness; the purchase or sale of securities on a "when issued" basis or collateral arrangement with respect to the writing of options on securities are not deemed to be a pledge of assets.

15....Investing in Securities of Other Investment Companies

 ......Short-Intermediate  will purchase securities of investment  companies only in open-market transactions involving customary broker's commissions. Evergreen Intermediate and Intermediate Government may only purchase securities of other investment companies which are money market funds and CMOs and REMICs deemed to be investment companies.

         In each case the Funds will only make such purchases to the extent permitted by the Investment Company Act of 1940 (the "1940 Act") and the rules and regulations thereunder. However, these limitations are not applicable if the securities are acquired in a merger, consolidation or acquisition of assets. It should be noted that investment companies incur certain expenses such as management fees and therefore any investment by a Fund in shares of another investment company would be subject to such duplicate expenses.

      It is the position of the SEC's Staff that certain nongovernmental issuers of CMOs and REMICs constitute investment companies pursuant to the 1940 Act and either (a) investments in such instruments are subject to the limitations set forth above or (b) the issuers of such instruments have received orders from the SEC exempting such instruments from the definition of investment company.

 ......Capital Preservation and Keystone Intermediate may not purchase securities of other investment companies, except as part of a merger, consolidation, purchase of assets or similar transaction.

16....Restricted Securities

 ......Short-Intermediate  will not  invest  more  than 10% of its net  assets in securities subject to restrictions on resale under the Securities Act of 1933.

17....Illiquid Securities

 ......Short-Intermediate,  Evergreen Intermediate* and Intermediate  Government*
will not invest more than 10% of their net assets in illiquid securities, including repurchase agreements providing for settlement in more than seven days after notice and certain securities determined by the Trustees not to be liquid.

18....Options

 ......Evergreen  Intermediate  and  Intermediate  Government  may not  write  or purchase puts, calls, options or combinations thereof.

19....Control

 ......Evergreen Intermediate and Intermediate Government may not invest in companies for the purpose of exercising control.

      Except with respect to borrowing money, if a percentage limitation is adhered to at the time of investment, a later increase or decrease in percentage resulting from any change in value or net assets will not result in a violation of such restriction.

         The Funds did not borrow money, sell securities short, invest in reverse repurchase agreements in excess of 5% of the value of their net assets, or invest more than 5% of their net assets in the securities of other investment companies in the last fiscal year, and have no present intent to do so during the coming year.

         For purposes of their policies and limitations, the Funds consider certificates of deposit and demand and time deposits issued by a U.S. branch of a domestic bank or savings and loan association, having capital, surplus, and undivided profits in excess of $100,000,000 at the time of investment, to be "cash items".

                          CERTAIN RISK CONSIDERATIONS

         There can be no assurance that a Fund will achieve its investment objectives and an investment in the Fund involves certain risks which are described under "Description of the Funds - Investment Objectives and Policies" in the Prospectus.

                                   MANAGEMENT

         The Evergreen Keystone funds consist of sixty-six mutual funds. Each mutual fund is, or is a series of, a registered, open-end management company.

         Trustees and executive officers of each mutual fund, their ages, and their principal occupations during the last five years are shown below.

JAMES S. HOWELL (72), 4124 Crossgate Road, Charlotte, NC-Chairman of the Evergreen group of mutual funds and Trustee. Retired Vice President of Lance Inc. (food manufacturing); Chairman of the Distribution Comm. Foundation for the Carolinas from 1989 to 1993.

RUSSELL A. SALTON, III, M.D. (49), 205 Regency Executive Park, Charlotte, NC -Trustee. Medical Director, U.S. Healthcare of Charlotte, North Carolina since 1996; President, Primary Physician Care from 1990 to 1996.

MICHAEL S. SCOFIELD (53), 212 S. Tryon Street Suite 980, Charlotte, NC-Trustee. Attorney, Law Offices of Michael S. Scofield since 1969.

Messrs. Howell, Salton and Scofield are Trustees of all Evergreen Keystone mutual funds.

GERALD M. MCDONNELL (57), 821 Regency Drive, Charlotte, NC -Trustee. Sales Representative with Nucor-Yamoto Inc. (steel producer) since 1988.

THOMAS L. McVERRY (58), 4419 Parkview Drive, Charlotte, NC-Trustee. Director of Carolina Cooperative Federal Credit Union since 1990 and Rexham Corporation from 1988 to 1990; Vice President of Rexham Industries, Inc. (diversified manufacturer) from 1989 to 1990; Vice President-Finance and Resources, Rexham Corporation from 1979 to 1990.

WILLIAM WALT PETTIT (41), Holcomb and Pettit, P.A., 227 West Trade St., Charlotte, NC- Trustee. Partner in the law firm Holcomb and Pettit, P.A. since 1990.

Messrs. McDonnell, McVerry and Pettit are Trustees of all Evergreen Keystone mutual funds, except those established within the Evergreen Variable Trust.

LAURENCE B. ASHKIN (68), 180 East Pearson Street, Chicago, IL- Trustee. Real estate developer and construction consultant since 1980; President of Centrum Equities since 1987 and Centrum Properties, Inc. since 1980.

FOSTER BAM (70), Greenwich Plaza, Greenwich, CT- Trustee. Partner in the law firm of Cummings and Lockwood since 1968.

Messrs. Ashkin and Bam are Trustees of all Evergreen Keystone mutual funds, except those established within the Evergreen Variable Trust and Evergreen Investment Trust.

FREDERICK AMLING (69) Trustee. Professor, Finance Department, George Washington University; President, Amling & Company (investment advice); Member, Board of Advisers, Credito Emilano (banking); and former Economics and Financial Consultant, Riggs National Bank.

CHARLES A. AUSTIN III (61)     Trustee.  Investment  Counselor to Appleton
Partners,  Inc.; former Managing     Director,  Seaward Management  Corporation
(investment advice); and former Director, Executive Vice President and Treasurer, State Street Research & Management Company (investment advice).

GEORGE S. BISSELL* (67) Chairman of the Keystone group of mutual funds, and Trustee. Chairman of the Board and Trustee of Anatolia College; Trustee of University Hospital (and Chairman of its Investment Committee); former Director and Chairman of the Board of Hartwell Keystone; and former Chairman of the Board and Chief Executive Officer of Keystone Investments, Inc..

EDWIN D. CAMPBELL (69) Trustee. Director and former Executive Vice President, National Alliance of Business; former Vice President, Educational Testing Services; former Dean, School of Business, Adelphi University; and former Executive Director, Coalition of Essential Schools, Brown University.


CHARLES F. CHAPIN (67) Trustee. Former Group Vice President, Textron Corp.; and former Director, Peoples Bank (Charlotte, NC).

K. DUN GIFFORD (57) Trustee. Chairman of the Board, Director, and Executive Vice President, The London Harness Company; Managing Partner, Roscommon Capital Corp.; Trustee, Cambridge College; Chairman Emeritus and Director, American Institute of Food and Wine; Chief Executive Officer, Gifford Gifts of Fine Foods; Chairman, Gifford, Drescher & Associates (environmental consulting); President, Oldways Preservation and Exchange Trust (education); and former Director, Keystone Investments, Inc. and Keystone Investment Management Company.

LEROY KEITH, JR. (57) Trustee. Director of Phoenix Total Return Fund and Equifax, Inc.; Trustee of Phoenix Series Fund, Phoenix Multi-Portfolio Fund, and The Phoenix Big Edge Series Fund; and former President, Morehouse College.

F. RAY KEYSER, JR. (69) Trustee and Advisor to the Boards of Trustees of the Evergreen group of mutual funds. Counsel, Keyser, Crowley & Meub, P.C.; Member, Governor's (VT) Council of Economic Advisers; Chairman of the Board and Director, Central Vermont Public Service Corporation and Hitchcock Clinic;
Director, Vermont Yankee Nuclear Power Corporation, Vermont Electric Power Company, Inc., Grand Trunk Corporation, Central Vermont Railway, Inc., S.K.I. Ltd., Sherburne Corporation, Union Mutual Fire Insurance Company, New England Guaranty Insurance Company, Inc., and the Investment Company Institute; former Governor of Vermont.

DAVID M. RICHARDSON (55) Trustee. Executive Vice President, DHR International, Inc. (executive recruitment); former Senior Vice President, Boyden International Inc. (executive recruitment); and Director, Commerce and Industry Association of New Jersey, 411 International, Inc., and J&M Cumming Paper Co.

RICHARD J. SHIMA (57) Trustee and Advisor to the Boards of Trustees of the Evergreen group of mutual funds. Chairman, Environmental Warranty, Inc., and Consultant, Drake Beam Morin, Inc. (executive outplacement); Director of
Connecticut Natural Gas Corporation, Trust Company of Connecticut, Hartford Hospital, Old State House Association, and Enhance Financial Services, Inc.;
Chairman, Board of Trustees, Hartford Graduate Center; Trustee, Kingswood-Oxford School and Greater Hartford YMCA; former Director, Executive Vice President, and Vice Chairman of The Travelers Corporation.

ANDREW J. SIMONS (57) Trustee. Partner, Farrell, Fritz, Caemmerer, Cleary, Barnosky & Armentano, P.C.; former President, Nassau County Bar Association; former Associate Dean and Professor of Law, St. John's University School of Law.

Messrs. Amling, Austin, Bissell, Campbell, Chapin, Gifford, Keith, Keyser, Richardson, Shima and Simons are Trustees or Directors of the twenty-five funds in the Keystone group of mutual funds. Their addresses are 200 Berkeley Street, Boston, Massachusetts 02116-5034.

ROBERT J. JEFFRIES (74), 2118 New Bedford Drive, Sun City Center, Fl Trustee Emeritus. Corporate consultant since 1967.

Mr. Jeffries has been serving as a Trustee Emeritus of eleven Evergreen Keystone Mutual Funds since January 1, 1996 (excluded are Evergreen Variable Trust, Evergreen Investment Trust, as well as the Keystone group of mutual funds).

EXECUTIVE OFFICERS

JOHN J. PILEGGI (37), 230 Park Avenue, Suite 910, New York, NY- President and Treasurer. Consultant to BISYS Fund Services since 1996. Senior Managing Director, Furman Selz LLC since 1992, Managing Director from 1984 to 1992.

GEORGE O. MARTINEZ (37), 3435 Stelzer Road, Columbus, OH-Secretary. Senior Vice
President/Director  of Administration  and Regulatory  Services,   BISYS Fund
Services since April 1995. Vice President/Assistant General Counsel, Alliance Capital Management from 1988 to 1995.


* This Trustee may be considered an "interested person" of the Funds within the meaning of the 1940 Act.

         For the fiscal period ended June 30, 1997, Trustees of the Funds received $9,451 and $175,376 in retainers and fees from The Evergreen Lexicon Fund and Evergreen Investment Trust, respectively. For the year ending June 30, 1997, fees paid to Independent Trustees on a fund complex wide basis were approximately $1,110,975.

The officers of the Trusts are all officers and/or employees of The BISYS Group, Inc. ("BISYS Group"), except for Mr. Pileggi, who is a consultant to The BISYS Group. The BISYS Group is an affiliate of Evergreen Keystone Distributor, Inc. ("EKD"), the distributor of each Class of shares of each Fund.

         No officer or Trustee of the Trusts owned more than 1.0% of any Class of shares of any of the Funds as of August 31, 1997.

         Set forth below for each of the Trustees receiving in excess of $60,000 for the fiscal period of July 1, 1996 through June 30, 1997 is the aggregate compensation paid to such Trustee by the Evergreen Keystone funds:

                               Total Compensation
                                From Fund Complex
Name                                   Paid To Trustee

James S. Howell                                      $93,800
Gerald M. McDonnell                                   80,000
Thomas L. McVerry                                     85,000
William Walt Pettit                                   82,500
Russell A Salton, III M.D.                            87,000
Michael S. Scofield                                   88,200

      Set forth below is information with respect to each person, who, to each Fund's knowledge, owned beneficially or of record more than 5% of a class of each Fund's total outstanding shares and their aggregate ownership of the Fund's total outstanding shares as of August 31, 1997.



                                  Name of                                    % of
Name and Address                  Fund/Class               No. of Shares     Class
----------------                  ----------               -------------     ----------

FUBS & Co. FEBO                    Short-Intermediate/A          104,641      5.77%
Ronald L. Spector
D/B/A River Walk
1800 Second Street, Suite 808
Sarasota, FL 34236-5904

FUBS & Co. FEBO                    Short-Intermediate/C           11,335       10.90%
Dreamland Skating Rink Inc
PO Drawer 13207
Pensacola, FL 32591-3207

MLPF&S for sole benefit            Short-Intermediate/C           10,680       10.27%
of its customersAttn: Fund Administration
4800 Deer Lake Dr. E 3rd Fl.
Jacksonville, FL 32246-6484

Florida Osteopathic                Short-Intermediate/C           10,373        9.98%
Medical Assoc.
2007 Apalachee Pky
Tallahassee, FL 32301-4847

FUBS & Co. FEBO                    Short-Intermediate/C            6,963        6.70%
Rachel W. Fort and Edward C Fort
2737 Stockton St.
Winston Salem, NC 27127

FUBS & Co. FEBO                    Short-Intermediate/C            5,573        5.36%
Victor Wozniak and
Vermell Wozniak Dreamland Trst
PO Drawer 13207
Pensacola, FL 32591-3207

FUBS & Co. FEBO                    Short-Intermediate/C            5,402        5.20%
Emmaus Lutheran Church
2500 So. Volusia Ave.
Orange City, FL 32763-9124

PaineWebber for the                Short-Intermediate/C            5,199        5.00%
benefit of Robert Bowen &
Mona Carpenter-Bowen
Jt Ten Wros
1686 Massachusetts Ave.
Lunenburg, MA 01462-1843

First Union National Bank         Short-Intermediate/Y        18,345,872       49.60%
Trust Accounts
Attn: Ginny Batten
11th Floor CMG-1151
301 S. Tryon St.
Charlotte, NC 28288-0002

First Union National Bank          Short-Intermediate/Y       18,249,273        49.33%
Trust Accounts
Attn: Ginny Batten
11th Floor CMG-1151
301 S. Tryon St.
Charlotte, NC 28288-0002

FUBS & Co. FEBO                    Evergreen Intermediate/B        9,843       8.56%
Veronica B. Birdsong
1255 B Road
Loxahatchee, FL 33470-4248

First Union Natl Bank-FL           Evergreen Intermediate/B        15,110     13.15%
C/F Lurene N. Roser IRA
5200 N. Ocean Dr. Apt. 17D
Singer Island, FL 33404-2618

FUBS & Co. FEBO                    Evergreen Intermediate/B         9,745      8.48%
Frances E. Clyma Rev Trust
Frances E. Clyma and
Robert L. Mastin Co-Tttees
U/A/D 01/25/96
Palm Beach Garde, FL 33410

FUBS & Co. FEBO                    Evergreen Intermediate/B         7,907      6.88%
Mary Louise Chatman
Flora Louise Chatman Wages POA
9532 Ft. Foote Road
Ft. Washington, MD 20744-5753

Margaret S. Collins                Evergreen Intermediate/C         2,106     73.72%
1106 Lothian Drive
Tallahassee, FL 32312-2836

Peter M. Kopp and                  Evergreen Intermediate/C           495     17.33%
Mary Jean Kopp JtWros
C/O OC International
5801 North Union Blvd.
Colorado Springs, CO 80918

FUBS & Co. FEBO                    Evergreen Intermeidate/C           246      8.60%
Chris J. Thigpen
4497 Pineland Dr.
Evans, GA 30809-3233

First Union National Bank          Evergreen Intermediate/Y    10,131,742     64.61%
Trust Accounts
Attn: Ginny Batten
11th Floor CMG-1151
301 S Tryon St.
Charlotte, NC 28288-0002


First Union National Bank         Evergreen Intermediate/Y     5,508,432      35.13%
Trust Accounts
Attn: Ginny Batten
11th Floor CMG-1151
301 S. Tryon St.
Charlotte, NC 28288-0002

First Union Bank-CT C/F Inc       Intermediate Government/A        8,663     15.09%
F/B/O Zeno Chicarilli PSP
Attn: Zeno Chicarilli
2 Cobblefield Lane
Guilford, CT 06437-2384

FUBS & Co. FEBO                   Intermediate Government/A        7,023     12.24%
Upper Saucon Volunteer Fire
Department #1
C/O Joseph Hoffstetter
4888 Lanark Rd.
Center Valley, PA 18034-8605

NJ State Fireman's Assoc.         Intermediate Government/A        5,258      9.20%
Of Morris Township
11 Catalpa Rd.
Morristown, NJ 07960-6132

Ignaz Keglovits &                 Intermediate Government/A        4,755      8.28%
Mary Keglovits Jtten
15 North 9th Street
Coplay, PA 18037-1527

Doris Mack                        Intermediate Government/A        4,412      7.69%
8 Mountain View Dr.
Chester, NJ 07930-3104

FUBS & Co. FEBO                   Intermediate Government/A        3,051      5.32%
Alice T. Brophy
30 Rosedale Ave.
Madison, NJ 07940-2146

FUBS & Co. FEBO                   Intermediate Government/B       10,160     17.29%
Joseph Kacsur
7040 Woodside Oak Circle
Sarasota, FL 34231-5565

FUBS & Co. FEBO                   Intermediate Government/B        9,921     16.88%
Carmela M. Woodruff
1 College Lane Apt 86
Brevard, NC 28712

FUBS & Co. FEBO                   Intermediate Government/B        9,833     16.73%
Frances E. Clyma Rev Trust
Frances E. Clyma and
Robert L Mastin Co-Ttees
U/A/D 01/25/96
Palm Beach Garde, FL 33410

FUBS & Co. FEBO                   Intermediate Government/B        3,444      5.86%
First Union Natl Bank/TN F/B/O
Geri McNamara Loan Account
Attn: Tracy Brown
600 S. Main St.
Goodlettsville, TN 37072-1701

First Union Natl Bank-TN C/F      Intermediate Government/B        3,392      5.77%
William E. Bass Sr. IRA
102 Grace Drive
Goodlettsville, TN 37072-3537

FUBS & Co. FEBO                   Intermediate Government/B        3,193      5.43%
Loretta Bukowski and
Helen Bukowski
8860 Taft Street
Pembroke Pines, FL 33024-4635

FUBS & Co. FEBO                   Intermediate Government/B        3,182      5.47%
Howard J. Carroll
4019 N. Chesterbrook Road
Arlington, VA 22207-4635

Donaldson Lufkin Jenrette         Intermediate Government/C       10,753     89.85%
Securities Corporation Inc.
PO Box 2052
Jersey City, NJ 07303-2052

MLPF&S for sole benefit           Intermediate Government/C        1,185      9.90%
of its customers
Attn: Fund Administration
4800 Deer Lake Dr. E 3rd Floor
Jacksonville, FL 32246-6484

First Union National Bank         Intermediate Government/Y     6,111,264    85.32%
Trust Accounts
Attn: Ginny Batten
11th Floor CMG-1151
301 S Tryon St.
Charlotte, NC 28288-0002

First Union National Bank         Intermediate Government/Y     1,018,405    14.22%
Trust Accounts
Attn: Ginny Batten
11th Floor CMG-1151
301 S Tryon St.
Charlotte, NC 28288-0002

Smith Barney Inc.                 Capital Preservation/A          243,272    14.78%
00154924733
388 Greenwich Street
New York, NY 10013

MLPF&S for the sole benefit       Capital Preservation/A          287,313    16.24%
of its customers
Attn: Fund Administration
4800 Deer Lake Dr. E 3rd Floor
Jacksonville, FL 32246-6484

Gary W. Grant &                   Capital Preservation/A          112,183     6.81%
Eva Grant Jt/Wros
10906 Wickline
Houston, TX  77024

MLPF&S for the sole benefit       Capital Preservation/B          420,391    13.24%
of its customers
Attn: Fund Administration
4800 Deer Lake Dr. E 3rd Floor
Jacksonville, FL 32246-6484

MLPF&S for sole benefit           Capital Preservation/C           80,684    19.86%
of its customers
Attn: Fund Administration
4800 Deer Lake Dr. E 3rd Floor
Jacksonville, FL 32246-6484

St. Ann's Catholic Church         Capital Preservation/C          20,673      5.09%
Attn: Fr Peter McKenna
PO Box 256
La Vernia, TX 78121-0256

MLPF&S for the sole benefit       Keystone Intermediate/A        251,460     22.38%
of its customers
Attn: Fund Administration
4800 Deer Lake Dr. E 3rd Floor
Jacksonville, FL 32246-6484

Donaldson Lufkin Jenrette         Keystone Intermediate/A         64,213      5.71%
Securities Corporation Inc.
PO Box 2052
Jersey City, NJ 07303-2052

MLPF&S for the sole benefit       Keystone Intermediate/B        167,500     13.80%
of its customers
Attn: Fund Administration
4800 Deer Lake Dr. E 3rd Floor
Jacksonville, FL 32246-6484

MLPF&S for sole benefit           Keystone Intermediate/C         206,121    28.80%
of its customers
Attn: Fund Administration
4800 Deer Lake Dr. E 3rd Floor
Jacksonville, FL 32246-6484

NFSC FEBO #BNG-522228             Keystone Intermediate/C          36,285     5.07%
Ctr for the Advancement of HLT
Rena Convissor
k2000 Florida Ave. NW
Suite 210
Washington, DC  20009-1231

                              INVESTMENT ADVISERS

        (See also "Management of the Funds" in each Fund's Prospectus) The investment adviser of Short-Intermediate, Evergreen Intermediate and Intermediate Government is First Union National Bank ("FUNB"), located at 201 South College Street, Charlotte, North Carolina 28288 which, in turn, is a subsidiary of First Union Corporation ("First Union"), a bank holding company headquartered in Charlotte, North Carolina. FUNB provides investment advisory services to the Funds through its Capital Management Group ("CMG"). Keystone Investment Management Company ("Keystone"), a subsidiary of FUNB located at 200 Berkeley Street, Boston, Massachusetts 02116, is investment adviser to Capital Preservation and Keystone Intermediate.

     Under their respective Investment Advisory Agreements with each Fund, CMG and Keystone (each an "Adviser" and, collectively, the "Advisers") have agreed to furnish reports, statistical and research services and recommendations with respect to each Fund's portfolio of investments. In addition, each Adviser provides office facilities to the Funds and performs a variety of administrative services. Each Fund pays the cost of all of its other expenses and liabilities, including expenses and liabilities incurred in connection with maintaining their registration under the Securities Act of 1933, as amended, and the 1940 Act, printing prospectuses (for existing shareholders) as they are updated, state qualifications, mailings, brokerage, custodian and stock transfer charges, printing, legal and auditing expenses, expenses of shareholder meetings and reports to shareholders. Notwithstanding the foregoing, the Adviser will pay the costs of printing and distributing prospectuses used for prospective shareholders.

        The method of computing the investment advisory fee for each Fund is described in such Fund's Prospectus. The advisory fees paid by each Fund for the three most recent fiscal periods reflected in its registration statement are set forth below. Prior to December 11, 1997, Keystone Management Inc., ("Keystone Management") provided investment management services to Keystone Intermediate. Keystone, the Fund's investment adviser, was entitled to a certain percentage of the fee paid by the Fund to Keystone Management, and was paid by Keystone Management. Total dollar amounts paid by the Fund to Keystone Management, the Fund's former investment manager, for investment management and administrative services rendered, are inclusive of the amounts paid to by Keystone Management to Keystone for investment advisory services are shown:


                                                                                    Six Months
SHORT-INTERMEDIATE                           Year Ended            Year Ended        Ended

                                             06/30/97              6/30/96           6/30/95
                                             ---------             --------         --------

Advisory Fee                                 $1,998,063            $1,951,949        $961,697

                                             =========             =========        =========


                                                                   Ten Months
EVERGREEN                                    Year Ended            Ended             Year Ended
INTERMEDIATE                                 06/30/97              6/30/96           8/31/95

                                             ----------            ----------       ---------

Advisory Fee                                 $987,044              $600,081          $544,577
Waiver                                       (      0)             ( 64,983)         (128,003)

                                             --------              --------          --------
Net Advisory Fee                             $987,044              $535,098          $416,574

                                             =========             =========        =========


                                                                   Ten Months
INTERMEDIATE                                 Year Ended            Ended             Year Ended
GOVERNMENT                                   06/30/97              06/30/96          8/31/95

                                             ----------            --------          --------
Advisory Fee                                 $546,941              $506,065          $634,185
Waiver                                       ( 73,557)              (61,160)        (144,507)

                                             ---------            ---------         --------
Net Advisory Fee                             $473,384              $444,905          $489,678

                                             =========            =========         =========


                                             Nine Months
CAPITAL                                      Ended                Year Ended        Year Ended
PRESERVATION                                 06/30/97             09/30/96          09/30/95
                                             ----------           --------          --------
Advisory Fee                                 $284,977             $493,147          $605,247
Waiver/Reimb.                                (245,255)            (341,016)         (503,005)

                                             ----------           --------          --------
Net Advisory Fee                             $ 39,722             $152,131          $102,242

                                             ==========           =========         =========

                                             Eleven Months
KEYSTONE                                     Ended               Year Ended       Year Ended
INTERMEDIATE                                 06/30/97             07/31/96          07/31/95


Advisory Fee                                 $202,102             $273,644          $291,834

Waiver/Reimb.                                (145,636)            (191,096)        (207,571)
                                             --------              --------        --------
Net Advisory Fee                             $ 56,466             $ 82,548         $ 84,263
                                             ========             =========        ========

Expense Limitations

         Keystone voluntarily limits the annual expenses, excluding indirectly paid expenses, of Class A, Class B and Class C shares to 0.90%, 1.65% and 1.65% of average net class assets, respectively, for Capital Preservation and to 1.10%, 1.85% and 1.85% of average net class assets, respectively, for Keystone Intermediate. Keystone intends to continue the foregoing expense limitations on a calendar month-by-month basis. Keystone will periodically evaluate the foregoing expense limitations and may modify or terminate them in the future.

         The Investment Advisory Agreements are terminable, without the payment of any penalty, on sixty days' written notice, by a vote of the holders of a majority of each Fund's outstanding shares, or by a vote of a majority of the Trust's Trustees or by the Adviser. The Investment Advisory Agreements will automatically terminate in the event of their assignment. Each Investment Advisory Agreement provides in substance that the Adviser shall not be liable for any action or failure to act in accordance with its duties thereunder in the absence of wilful misfeasance, bad faith or gross negligence on the part of the Adviser or of reckless disregard of its obligations thereunder. Each Investment Advisory Agreement continues for two years from its effective date and will continue from year to year with respect to each Fund provided that such continuance is approved annually by a vote of a majority of the Trustees including a majority of those Trustees who are not parties thereto or "interested persons" of any such party cast in person at a meeting duly called for the purpose of voting on such approval or by a vote of a majority of the outstanding voting securities of each Fund.

         Certain other clients of the Adviser may have investment objectives and policies similar to those of the Funds. An Adviser may, from time to time, make recommendations which result in the purchase or sale of a particular security by its other clients simultaneously with a Fund. If transactions on behalf of more than one client during the same period increase the demand for securities being purchased or the supply of securities being sold, there may be an adverse effect on price or quantity. It is the policy of the Advisers to allocate advisory recommendations and the placing of orders in a manner which is deemed equitable by each Adviser to the accounts involved, including the Funds. When two or more clients of an Adviser (including one or more of the Funds) are purchasing or selling the same security on a given day from the same broker-dealer, such transactions may be averaged as to price.

         Although the investment objectives of the Funds are not the same, and their investment decisions are made independently of each other, they rely upon the same resources for investment advice and recommendations. Therefore, on occasion, when a particular security meets the different investment objectives of the various Funds, they may simultaneously purchase or sell the same security. This could have a detrimental effect on the price and quantity of the security available to each Fund. If simultaneous transactions occur, the Adviser attempts to allocate the securities, both as to price and quantity, in accordance with a method deemed equitable to each Fund and consistent with their different investment objectives. In some cases, simultaneous purchases or sales could have a beneficial effect, in that the ability of one Fund to participate in volume transactions may produce better executions for that Fund.

       Each Fund has adopted procedures under Rule 17a-7 of the 1940 Act to permit purchase and sales transactions to be effected between each Fund and the other registered investment companies for which Evergreen Asset Management Corp., a subsidiary of FUNB ("Evergreen Asset"), Keystone or FUNB act as investment adviser or between the Fund and any advisory clients of Evergreen Asset, Keystone, FUNB or their affiliates. Each Fund may from time to time engage in such transactions but only in accordance with these procedures and if they are equitable to each participant and consistent with each participant's investment objectives.

     Prior to July 1, 1995, Federated Administrative Services, a subsidiary of Federated Investors, provided legal, accounting and other administrative personnel and support services to each of the portfolios of Evergreen Investment Trust.

     Prior to January 19, 1996, SEI Financial Management Company acted as administrator for Evergreen Intermediate and Intermediate Government. For the ten months ended June 30, 1996, and the fiscal year ended August 31, 1995 Evergreen Intermediate incurred $97,364 and $154,291, respectively, in administrative service costs. For ten months ended June 30, 1996 and the fiscal year ended August 31, 1995 Government incurred $91,283 and $179,686, respectively, in administrative service costs.

     Commencing July 8, 1995, in the case of Evergreen Investment Trust, and on January 19, 1996, in the case of The Evergreen Lexicon Fund, Evergreen Asset began providing administrative services to each of the portfolios of the Trusts for a fee based on the average daily net assets of each Fund administered by Evergreen Asset for which FUNB affiliates also served as investment adviser, calculated daily and payable monthly at the following annual rates: .050% on the first $7 billion; .035% on the next $3 billion; .030% on the next $5 billion;
 .020% on the next $10 billion; .015% on the next $5 billion; and .010% on assets in excess of $30 billion.

         At present, Evergreen Keystone Investment Services ("EKIS") serves as administrator to Short-Intermediate, Evergreen Intermediate and Intermediate Government subject to the supervision and control of the Trustees of each Trust. As administrator, EKIS provides facilities, equipment and personnel to the Funds and is entitled to receive a fee based on the average daily net assets of all mutual funds for which CMG, Keystone or Evergeen Asset serve as investment adviser, calculated in accordance with the following schedule:.050% on the first $7 billion; .035% on the next $3 billion; .030% on the next $5 billion; .020% on the next $10 billion; .015% on the next $5 billion; and .010% on assets in excess of $30 billion.

         EKIS also provides administrative services to Capital Preservation and Keystone Intermediate on behalf of their investment adviser.

         Prior to January 1, 1997, Furman Selz LLC, an affiliate of Evergreen Keystone Distributor, Inc. (formerly Evergreen Funds Distributor, Inc., distributor for the Evergreen Keystone funds (the "Distributor"), served as sub-administrator to Short-Intermediate, Evergreen Intermediate and Intermediate Government and was entitled to receive a fee from each Fund calculated on the average daily net assets of each Fund at a rate based on the total assets of the mutual funds administered by Evergreen Asset for which FUNB affiliates also served as investment adviser, calculated in accordance with the following schedule: .0100% of the first $7 billion; .0075% on the next $3 billion; .0050% on the next $15 billion; and .0040% on assets in excess of $25 billion.

         BISYS Fund Services ("BISYS"), an affiliate of EKD, now serves as sub-administrator to each Fund and is entitled to receive a fee from each Fund calculated daily and payable monthly at an annual rate based on the aggregate average daily net assets of the mutual funds for which FUNB, Evergreen Asset, Keystone or any affiliate of First Union serves as investment adviser, calculated in accordance with the following schedule: .0100% of the first $7 billion; .0075% on the next $3 billion; .0050% on the next $15 billion; and
 .0040% on assets in excess of $25 billion. The total assets of mutual funds for which Evergreen Asset, FUNB or Keystone serve as investment adviser as of June 30, 1997 were approximately $30.5 billion.

         For the fiscal years ended June 30, 1997 and 1996, and the fiscal period ended June 30, 1995, Short-Intermediate incurred $167,636, $205,938 and $159,002, respectively, in administrative service costs.

         For the fiscal year ended June 30, 1997, the fiscal period ended June 30, 1996 and the fiscal year ended August 31, 1995, Evergreen Intermediate incurred $69,536, $97,364 and $154,291, respectively, in administrative service costs.

         For the fiscal year ended June 30, 1997, the fiscal period ended June 30, 1996 and the fiscal year ended August 31, 1995, Intermediate Government incurred $38,083, $91,283 and $179,686, respectively, in administrative service costs.

         For the fiscal period ended June 30, 1997, and the fiscal years ended September 30, 1996 and 1995, Capital Preservation incurred $34,481, $24,177 and $17,744 in administrative service costs.

         For the fiscal period ended June 30, 1997, and the fiscal years ended July 31, 1996 and 1995, Keystone Intermediate incurred $11,267, $23,963 and $17,790 in administrative service costs.

                              DISTRIBUTION PLANS

         Reference is made to "Management of the Funds - Distribution Plans and Agreements" in the Prospectus of each Fund for additional disclosure regarding the Funds' distribution arrangements. Distribution fees are accrued daily and paid monthly on the Class A, Class B and Class C shares and are charged as class expenses, as accrued. The distribution fees attributable to the Class B shares and Class C shares are designed to permit an investor to purchase such shares through broker-dealers without the assessment of a front-end sales charge, and, in the case of Class C shares, without the assessment of a contingent deferred sales charge after the first year following the month of purchase, while at the same time permitting the Distributor to compensate broker-dealers in connection with the sale of such shares. In this regard, the purpose and function of the combined contingent deferred sales charge and distribution services fee on the Class B shares and the Class C shares are the same as those of the front-end sales charge and distribution fee with respect to the Class A shares in that in each case the sales charge and/or distribution fee provide for the financing of the distribution of the Fund's shares.

         Under the Rule 12b-1 Distribution Plans that have been adopted by each Fund with respect to each of its Class A, Class B and Class C shares (each a "Plan" and collectively, the "Plans"), the Treasurer of each Fund reports the amounts expended under the Plans and the purposes for which such expenditures were made to the Trustees of each Trust for their review on a quarterly basis. Also, each Plan provides that the selection and nomination of the Independent Trustees are committed to the discretion of such disinterested Trustees then in office.

         Each Adviser may from time to time and from its own funds or such other resources as may be permitted by rules of the SEC make payments for distribution services to the Distributor; the latter may in turn pay part or all of such compensation to brokers or other persons for their distribution assistance.

         Each Plan and Distribution Agreement will continue in effect for successive twelve-month periods provided, however, that such continuance is specifically approved at least annually by the Trustees of each Trust or by vote of the holders of a majority of the outstanding voting securities of that Class and, in either case, by a majority of the Independent Trustees of the Trust who have no direct or indirect financial interest in the operation of the Plan or any agreement related thereto.

         The Plans permit the payment of fees to brokers and others for distribution and shareholder-related administrative services and to broker-dealers, depository institutions, financial intermediaries and administrators for administrative services as to Class A, Class B and Class C shares. The Plans are designed to (i) stimulate brokers to provide distribution and administrative support services to each Fund and holders of Class A, Class B and Class C shares and (ii) stimulate administrators to render administrative support services to the Fund and holders of Class A, Class B and Class C shares. The administrative services are provided by a representative who has knowledge of the shareholder's particular circumstances and goals, and include, but are not limited to providing office space, equipment, telephone facilities, and various personnel including clerical, supervisory, and computer, as necessary or beneficial to establish and maintain shareholder accounts and records; processing purchase and redemption transactions and automatic investments of client account cash balances; answering routine client inquiries regarding Class A, Class B and Class C shares; assisting clients in changing dividend options, account designations, and addresses; and providing such other services as the Fund reasonably requests for its Class A, Class B and Class C shares.

         In addition to the Plans, Short-Intermediate, Evergreen Intermediate and Intermediate Government have adopted Shareholder Services Plans whereby shareholder servicing agents may receive fees from each Fund for providing services which include, but are not limited to, distributing prospectuses and other information, providing shareholder assistance, and communicating or facilitating purchases and redemptions of Class B and Class C shares of a Fund.

         In the event that a Plan or Distribution Agreement is terminated or not continued with respect to one or more Classes of a Fund, (i) no distribution fees (other than current amounts accrued but not yet paid) would be owed by the Fund to the Distributor with respect to that Class or Classes, and (ii) the Fund would not be obligated to pay the Distributor for any amounts expended under the Distribution Agreement not previously recovered by the Distributor from distribution services fees in respect of shares of such Class or Classes through deferred sales charges.

         All material amendments to any Plan or Distribution Agreement must be approved by a vote of the Trustees of a Trust or the holders of the Fund's outstanding voting securities, voting separately by Class, and in either case, by a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on such approval; and any Plan or Distribution Agreement may not be amended in order to increase materially the costs that a particular Class of shares of a Fund may bear pursuant to the Plan or Distribution Agreement without the approval of a majority of the holders of the outstanding voting shares of the Class. Any Plan, Shareholder Service Plan or Distribution Agreement may be terminated (i) by a Fund without penalty at any time by a majority vote of the holders of the outstanding voting securities of the Fund, voting separately by Class or by a majority vote of the Independent Trustees, or (ii) by the Distributor. To terminate any Distribution Agreement, any party must give the other parties 60 days' written notice; to terminate a Plan only, the Fund need give no notice to the Distributor. Any Distribution Agreement will terminate automatically in the event of its assignment.

         The  Funds  incurred  the  following   Distribution   Plan  and,  where
applicable, Shareholder Services Plan fees:

Distribution Fees:

Short-Intermediate. For the fiscal year ended June 30, 1997 $18,961, $222,264 and $10,470 on behalf of Class A, Class B and Class C shares.

Evergreen Intermediate. For the fiscal year ended June 30, 1997 $6,972, $7,180 and $255 on behalf of Class A, Class B and Class C shares.

Intermediate Government. For the fiscal year ended June 30, 1997 $2,047, $6,442 and $242 on behalf of Class A, Class B and Class C shares.

Capital Preservation. For the fiscal period ended June 30, 1997 $28,581, $285,293 and $32,267 on behalf of Class A, Class B and Class C shares.

Keystone Intermediate. For the fiscal period ended June 30, 1997 $24,268, $129,648 and $74,834 on behalf of Class A, Class B and Class C shares.

Shareholder Services Fees:

Short-Intermediate. For the fiscal years ended June 30, 1997 and 1996, $55,566 and $47,700, respectively, on behalf of Class B shares; and $2,618 and $2,221, respectively, on behalf on Class C shares.

                             ALLOCATION OF BROKERAGE

         Decisions regarding each Fund's portfolio are made by its Adviser, subject to the supervision and control of the Trustees. Orders for the purchase and sale of securities and other investments are placed by employees of the Adviser. In general, the same individuals perform the same functions for the other funds managed by the Adviser. A Fund will not effect any brokerage transactions with any broker or dealer affiliated directly or indirectly with the Adviser unless such transactions are fair and reasonable, under the circumstances, to the Fund's shareholders. Circumstances that may indicate that such transactions are fair or reasonable include the frequency of such transactions, the selection process and the commissions payable in connection with such transactions.

      A portion of any transactions in equity securities for each Fund will occur on domestic stock exchanges. Transactions on stock exchanges involve the payment of brokerage commissions. In transactions on stock exchanges in the United States, these commissions are negotiated, whereas on many foreign stock exchanges these commissions are fixed. In the case of securities traded in the foreign and domestic over-the-counter markets, there is generally no stated commission, but the price usually includes an undisclosed commission or markup. Over-the-counter transactions will generally be placed directly with a principal market maker, although the Fund may place an over-the-counter order with a broker-dealer if a better price (including commission) and execution are available.

      It is anticipated that most of each Fund's purchase and sale transactions involving fixed income securities will be with the issuer or an underwriter or with major dealers in such securities acting as principals. Such transactions are normally on a net basis and generally do not involve payment of brokerage commissions. However, the cost of securities purchased from an underwriter usually includes a commission paid by the issuer to the underwriter. Purchases or sales from dealers will normally reflect the spread between bid and ask prices.

         In selecting firms to effect securities transactions, the primary consideration of each Fund shall be prompt execution at the most favorable price. A Fund will also consider such factors as the price of the securities and the size and difficulty of execution of the order. If these objectives may be met with more than one firm, the Fund will also consider the availability of statistical and investment data and economic facts and opinions helpful to the Fund. The extent of receipt of such services would tend to reduce the expenses of the Adviser or its affiliates.

         For the fiscal period ending June 30, 1997, none of the Funds paid commissions to affiliated brokers.

         None of the Funds, with the exception of Keystone Intermediate, paid brokerage commissions for each of their three most recent fiscal periods. Keystone Intermediate paid no brokerage commissions for the fiscal periods ended June 30, 1997 and July 31, 1996. For the fiscal year ended July 31, 1995, the Fund paid $34,700 in brokerage commissions.

                           ADDITIONAL TAX INFORMATION

             (See also "Other Information - Dividends, Distributions,
                                           and Taxes" in the Prospectus)

         Each Fund has qualified and intends to continue to qualify for and elect the tax treatment applicable to regulated investment companies ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the
"Code"). (Such qualification does not involve supervision of management or investment practices or policies by the Internal Revenue Service.) In order to qualify as a regulated investment company, a Fund must, among other things, (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of securities or foreign currencies and other income (including gains from options, futures or forward contracts) derived with respect to its business of investing in such securities; (b) derive less than 30% of its gross income from the sale or other disposition of securities, options, futures or forward contracts (other than those on foreign currencies), or foreign currencies (or options, futures or forward contracts thereon) that are not directly related to the RIC's principal business of investing in securities (or options and futures with respect thereto) held for less than three months this provision is repealed; and (c) diversify its holdings so that, at the end of each quarter of its taxable year,
(i) at least 50% of the market value of the Fund's total assets is represented by cash, U.S. government securities and other securities limited in respect of any one issuer, to an amount not greater than 5% of the Fund's total assets and 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities of any one issuer (other than U.S. government securities and securities of other regulated investment companies). By so qualifying, a Fund is not subject to Federal income tax if it timely distributes its investment company taxable income and any net realized capital gains. A 4% nondeductible excise tax will be imposed on a Fund to the extent it does not meet certain distribution requirements by the end of each calendar year. Each Fund anticipates meeting such distribution requirements.

         Dividends paid by a Fund from investment company taxable income generally will be taxed to the shareholders as ordinary income. Investment company taxable income includes net investment income and net realized short-term gains (if any). Any dividends received by a Fund from domestic corporations will constitute a portion of the Fund's gross investment income. It is anticipated that this portion of the dividends paid by a Fund (other than distributions of securities profits) will qualify for the 70% dividends-received deduction for corporations. Shareholders will be informed of the amounts of dividends which so qualify.

      Distributions  of the  excess  of net  long-term  capital  gain  over  net short-term  capital  loss are taxable to  shareholders  (who are not exempt from tax) as long-term capital gain, regardless of the length of time the shares of a Fund have been held by such shareholders. Short-term capital gains distributions are taxable to shareholders (who are not exempt from tax) as ordinary income. Such distributions are not eligible for the dividends-received deduction. Any loss recognized upon the sale of shares of a Fund held by a shareholder for six months or less will be treated as a long-term capital loss to the extent that the shareholder received a long-term capital gain distribution with respect to such shares.

      Distributions by each Fund result in a reduction in the net asset value of the Fund's shares. Should a distribution reduce the net asset value below a shareholder's cost basis, such distribution nevertheless would be taxable as ordinary income or capital gain as described above to shareholders (who are not exempt from tax), even though, from an investment standpoint, it may constitute a return of capital. In particular, investors should be careful to consider the tax implications of buying shares just prior to a distribution. The price of shares purchased at that time includes the amount of the forthcoming distribution. Those purchasing just prior to a distribution will then receive what is in effect a return of capital upon the distribution which will nevertheless be taxable to shareholders subject to taxes.

      Upon a sale or exchange of its shares, a shareholder will realize a taxable gain or loss depending on its basis in the shares. Such gain or loss will be treated as a capital gain or loss if the shares are capital assets in the investor's hands and will be a long-term capital gain or loss if the shares have been held for more than one year. Long term capital gains on assets held for more than 18 months are taxable at a maximum rate of 28%; such gains on assets held for more than 18 months are taxable at a maximum rate of 20%. Generally, any loss realized on a sale or exchange will be disallowed to the extent shares disposed of are replaced within a period of sixty-one days beginning thirty days before and ending thirty days after the shares are disposed of. Any loss realized by a shareholder on the sale of shares of the Fund held by the shareholder for six months or less will be treated for tax purposes as a long-term capital loss to the extent of any distributions of net capital gains received by the shareholder with respect to such shares.

     All distributions, whether received in shares or cash, must be reported by each shareholder on his or her Federal income tax return. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for Federal income tax purposes in each share so received equal to the net asset value of a share of a Fund on the reinvestment date. Each shareholder should consult his or her own tax adviser to determine the state and local tax implications of Fund distributions.

         Shareholders who fail to furnish their taxpayer identification numbers to a Fund and to certify as to its correctness and certain other shareholders may be subject to a 31% Federal income tax backup withholding requirement on dividends, distributions of capital gains and redemption proceeds paid to them by the Fund. If the withholding provisions are applicable, any such dividends or capital gain distributions to these shareholders, whether taken in cash or reinvested in additional shares, and any redemption proceeds will be reduced by the amounts required to be withheld. Investors may wish to consult their own tax advisers about the applicability of the backup withholding provisions.

         The foregoing discussion relates solely to U.S. Federal income tax law as applicable to U.S. persons (i.e., U.S. citizens and residents and U.S. domestic corporations, partnerships, trusts and estates). It does not reflect the special tax consequences to certain taxpayers (e.g., banks, insurance companies, tax exempt organizations and foreign persons). Shareholders are encouraged to consult their own tax advisers regarding specific questions relating to Federal, state and local tax consequences of investing in shares of a Fund. Each shareholder who is not a U.S. person should consult his or her tax adviser regarding the U.S. and foreign tax consequences of ownership of shares of a Fund, including the possibility that such a shareholder may be subject to a U.S. withholding tax at a rate of 31% (or at a lower rate under a tax treaty) on amounts treated as income from U.S. sources under the Code.

                                 NET ASSET VALUE

        The following information supplements that set forth in each Prospectus under the subheading "How to Buy Shares - How the Funds Value Their Shares" in the Section entitled "Purchase and Redemption of Shares".

        The public offering price of shares of a Fund is its net asset value, plus, in the case of Class A shares, a sales charge which will vary depending on the purchase alternative chosen by the investor, as more fully described in the Prospectus. See "Purchase of Shares - Class A Shares - Front-End Sales Charge "Alternative". On each Fund business day on which a purchase or redemption order is received by a Fund and trading in the types of securities in which a Fund invests might materially affect the value of Fund shares, the per share net asset value of each such Fund is computed in accordance with the Declaration of Trust and By-Laws governing each Fund as of the next close of regular trading on the New York Stock Exchange (the "Exchange") (currently 4:00 p.m. Eastern time) by dividing the value of the Fund's total assets, less its liabilities, by the total number of its shares then outstanding. A Fund business day is any weekday, exclusive of national holidays on which the Exchange is closed and Good Friday.

         For each Fund, securities for which the primary market is on a domestic or foreign exchange and over-the-counter securities admitted to trading on the NASDAQ National List are valued at the last quoted sale or, if no sale, at the mean of closing bid and asked price and portfolio bonds are presently valued by a recognized pricing service when such prices are believed to reflect the fair value of the security. Over-the-counter securities not included in the NASDAQ National List for which market quotations are readily available are valued at a price quoted by one or more brokers. If accurate quotations are not available, securities will be valued at fair value determined in good faith by the Board of Trustees.

         The respective per share net asset values of the Class A, Class B, Class C and Class Y shares are expected to be substantially the same. Under certain circumstances, however, the per share net asset values of the Class Band Class C shares may be lower than the per share net asset value of the Class A shares (and, in turn, that of Class A shares may be lower than Class Y shares)as a result of the greater daily expense accruals, relative to Class A and Class Y shares, of Class B and Class C shares relating to distribution services fees (and, with respect to Short-Intermediate, Evergreen Intermediate and Intermediate Government) Shareholder Service Plan fee and, to the extent applicable, transfer agency fees and the fact that Class Y shares bear no additional distribution, shareholder service or transfer agency related fees. While it is expected that, in the event each Class of shares of a Fund realizes net investment income or does not realize a net operating loss for a period, the per share net asset values of the four classes will tend to converge immediately after the payment of dividends, which dividends will differ by approximately the amount of the expense accrual differential among the Classes, there is no assurance that this will be the case. In the event one or more Classes of a Fund experiences a net operating loss for any fiscal period, the net asset value per share of such Class or Classes will remain lower than that of Classes that incurred lower expenses for the period.

       To the extent that any Fund invests in non-U.S. dollar denominated securities, the value of all assets and liabilities will be translated into United States dollars at the mean between the buying and selling rates of the currency in which such a security is denominated against United States dollars last quoted by any major bank. If such quotations are not available, the rate of exchange will be determined in accordance with policies established by the Fund. The Trustees will monitor, on an ongoing basis, a Fund's method of valuation. Trading in securities on European and Far Eastern securities exchanges and over-the-counter markets is normally completed well before the close of business on each business day in New York.

         In addition, European or Far Eastern securities trading generally or in a particular country or countries may not take place on all business days in New York. Furthermore, trading takes place in various foreign markets on days which are not business days in New York and on which the Fund's net asset value is not calculated. Such calculation does not take place contemporaneously with the determination of the prices of the majority of the portfolio securities used in such calculation. Events affecting the values of portfolio securities that occur between the time their prices are determined and the close of the Exchange will not be reflected in a Fund's calculation of net asset value unless the Trustees deem that the particular event would materially affect net asset value, in which case an adjustment will be made. Securities transactions are accounted for on the trade date, the date the order to buy or sell is executed. Dividend income and other distributions are recorded on the ex-dividend date, except certain dividends and distributions from foreign securities which are recorded as soon as the Fund is informed after the ex-dividend date.


                               PURCHASE OF SHARES

         The following information supplements that set forth in each Fund's Prospectus under the heading "Purchase and Redemption of Shares - How To Buy Shares."

General

         Shares of each Fund will be offered on a continuous basis at a price equal to their net asset value plus an initial sales charge at the time of purchase (the "front-end sales charge alternative"), with a contingent deferred sales charge (the "deferred sales charge alternative"), or without any front-end sales charge, but with a contingent deferred sales charge imposed only during the first year after the month of purchase (the "level-load alternative"), as described below. Class Y shares which, as described below, are not offered to the general public, are offered without any front-end or contingent sales charges. Shares of each Fund are offered on a continuous basis through (i) investment dealers that are members of the National Association of Securities Dealers, Inc. and have entered into selected dealer agreements with the Distributor ("selected dealers"), (ii) depository institutions and other financial intermediaries or their affiliates, that have entered into selected agent agreements with the Distributor ("selected agents"), or (iii) the Distributor. The minimum for initial investment is $1,000; there is no minimum for subsequent investments. The subscriber may use the Application available from the Distributor for his or her initial investment. Sales personnel of selected dealers and agents distributing a Fund's shares may receive differing compensation for selling Class A, Class B or Class C shares.

      Investors may purchase shares of a Fund in the United States either through selected dealers or agents or directly through the Distributor. A Fund reserves the right to suspend the sale of its shares to the public in response to conditions in the securities markets or for other reasons.

      Each Fund will accept unconditional orders for its shares to be executed at the public offering price equal to the net asset value next determined (plus for Class A shares, the applicable sales charges), as described below. Orders received by the Distributor prior to the close of regular trading on the Exchange on each day the Exchange is open for trading are priced at the net asset value computed as of the close of regular trading on the Exchange on that day (plus for Class A shares the sales charges). In the case of orders for purchase of shares placed through selected dealers or agents, the applicable public offering price will be the net asset value as so determined, but only if the selected dealer or agent receives the order prior to the close of regular trading on the Exchange and transmits it to the Distributor prior to its close of business that same day (normally 5:00 p.m. Eastern time). The selected dealer or agent is responsible for transmitting such orders by 5:00 p.m Eastern time. If the selected dealer or agent fails to do so, the investor's right to that day's closing price must be settled between the investor and the selected dealer or agent. If the selected dealer or agent receives the order after the close of regular trading on the Exchange, the price will be based on the net asset value determined as of the close of regular trading on the Exchange on the next day it is open for trading.

      Following the initial purchase of shares of a Fund, a shareholder may place orders to purchase additional shares by telephone if the shareholder has completed the appropriate portion of the Application. Payment for shares purchased by telephone can be made only by Electronic Funds Transfer from a bank account maintained by the shareholder at a bank that is a member of the National Automated Clearing House Association ("ACH"). If a shareholder's telephone purchase request is received before 3:00 p.m. Eastern time on a Fund business day, the order to purchase shares is automatically placed the same Fund business day for non-money market funds, and two days following the day the order is received for money market funds, and the applicable public offering price will be the public offering price determined as of the close of business on such business day. Full and fractional shares are credited to a subscriber's account in the amount of his or her subscription. As a convenience to the subscriber, and to avoid unnecessary expense to a Fund, stock certificates representing shares of a Fund are not issued. This facilitates later redemption and relieves the shareholder of the responsibility for and inconvenience of lost or stolen certificates.

Alternative Purchase Arrangements

         Short-Intermediate, Evergreen Intermediate and Intermediate Government issue four classes of shares: (i) Class A shares, which are sold to investors choosing the front-end sales charge alternative; (ii) Class B shares, which are sold to investors choosing the deferred sales charge alternative; (iii) Class C shares, which are sold to investors choosing the level-load sales charge alternative; and (iv) Class Y shares, which are offered only to (a) persons who at or prior to December 30, 1994 owned shares in a mutual fund advised by Evergreen Asset, (b) certain investment advisory clients of the Advisers and their affiliates, and (c) institutional investors. Capital Preservation and Keystone Intermediate offer Class A, Class B and Class C shares. Each class of shares each represent an interest in the same portfolio of investments of the Fund, have the same rights and are identical in all respects, except that (i) only Class A, Class B and Class C shares are subject to a Rule 12b-1 distribution fee, (ii) Class B and Class C shares of Short- Intermediate, Evergreen Intermediate and Intermediate Government are subject to a Shareholder Service Plan fee, (iii) Class A shares bear the expense of the front-end sales charge and Class B and Class C shares bear the expense of the deferred sales charge, (iv) Class B shares and Class C shares each bear the expense of a higher Rule 12b-1 distribution services fee and, where applicable, Shareholder Service Plan fee than Class A shares and, in the case of Class B shares, higher transfer agency costs, (v) with the exception of Class Y shares, each Class of each Fund has exclusive voting rights with respect to provisions of the Rule 12b-1 Plan pursuant to which its distribution services (and, to the extent applicable, Shareholder Service Plan fee) is paid which relates to a specific Class and other matters for which separate Class voting is appropriate under applicable law, provided that, if the Fund submits to a simultaneous vote of Class A, Class B and Class C shareholders an amendment to the Rule 12b-1 Plan that would materially increase the amount to be paid thereunder with respect to the Class A shares, the Class A shareholders and the Class B and Class C shareholders will vote separately by Class, and (vi) only the Class B shares are subject to a conversion feature. Each Class has different exchange privileges and certain different shareholder service options available.

         The alternative purchase arrangements permit an investor to choose the method of purchasing shares that is most beneficial given the amount of the purchase, the length of time the investor expects to hold the shares, and other circumstances. Investors should consider whether, during the anticipated life of their investment in the Fund, the accumulated distribution services (and, to the extent applicable, Shareholder Service Plan) fee and contingent deferred sales charges on Class B shares prior to conversion, or the accumulated distribution services (and, to the extent applicable, Shareholder Service Plan) fee on Class

                               Evergreen Keystone

                              Short & Intermediate
                                Term Bond Funds

                            (photo of Grand Canyon)




                               1997 Annual Report




                               Evergreen Keystone

                        (logo)     FUNDS (SM)     (logo)

                                EVERGREEN KEYSTONE
(logo

                               TABLE OF CONTENTS


Letter to Shareholders...............................      1
Keystone Capital Preservation and Income Fund
  Fund at a Glance...................................      2
  Management Report..................................      3

Evergreen Intermediate-Term Bond Fund

  Fund at a Glance...................................      4
  Management Report..................................      5
Keystone Intermediate Term Bond Fund
  Fund at a Glance...................................      6
  Management Report..................................      7
Evergreen Intermediate-Term Government Securities
  Fund
  Fund at a Glance...................................      8
  Management Report..................................      9
Evergreen Short-Intermediate Bond Fund
  Fund at a Glance...................................     10
  Management Report..................................     11
Growth of Investments................................     12
Financial Highlights
  Keystone Capital Preservation and Income Fund......     14
  Evergreen Intermediate-Term Bond Fund..............     16
  Keystone Intermediate Term Bond Fund...............     18
  Evergreen Intermediate-Term Government Securities
     Fund............................................     20
  Evergreen Short-Intermediate Bond Fund.............     22
Schedule of Investments
  Keystone Capital Preservation and Income Fund......     25
  Evergreen Intermediate-Term Bond Fund..............     27
  Keystone Intermediate Term Bond Fund...............     29
  Evergreen Intermediate-Term Government Securities
     Fund............................................     31
  Evergreen Short-Intermediate Bond Fund.............     32
Statements of Assets and Liabilities.................     34
Statements of Operations.............................     35
Statements of Changes in Net Assets..................     37
Combined Notes to Financial Statements...............     40
Independent Auditors' Report-- KPMG Peat Marwick
  LLP................................................     49

                            ABOUT EVERGREEN KEYSTONE

Since 1971, the Evergreen Funds have been providing investors with a proven, value-driven approach to equity investment management. For over 60 years of changing economic conditions, Keystone has taken pride in helping investors meet their financial goals through a broad range of financial products and services. Combined, Evergreen Keystone offers over 70 funds designed to meet a broad range of objectives, including fixed-income, balanced, growth and income, and aggressive growth. Assets under management total more than $30 billion.

                                EVERGREEN KEYSTONE                (logo)


                             LETTER TO SHAREHOLDERS
                                  August 1997

                          (photo of William M. Ennis)


                                WILLIAM M. ENNIS

Dear Shareholders:

Investors in fixed income funds may sometimes feel as if they are watching all the fun from the sidelines. Certainly, during the past year, investors in many equity-oriented mutual funds enjoyed another year in which many funds returned 20% or more.

At times such as this, however, it is important to remind ourselves that seeking equity-like returns is not what some funds are supposed to be doing. The five mutual funds discussed in this annual report all have similar objectives-- to provide regular income and to conserve principal.

We believe each of these funds did a very good job of meeting that objective during a year which was challenging for fixed income investors. While interest rates finished the 12-month period at about the same point at which they started, the point-to-point comparison masked a great deal of rate fluctuations during the year, with longer-term rates falling and then rising by almost a full percentage point. In this environment, the short-to-intermediate term strategies employed by each of the funds worked very well, delivering regular income and protecting principal. By the end of the 12-month period, each of the funds provided handsome real returns, especially when measured against the low rate of inflation we have been enjoying. And they provided these returns without taking the significant credit risks of high yield bonds or the market risks of longer-maturity bonds.

These conservative investment strategies make sense for investors who are interested in regular income, but who want to limit the risks they take with their investment dollars. However, after the stock market's sharp ascent this spring and summer, these strategies also make sense for growth-oriented investors who want to reduce their overall portfolio risks by putting at least part of their investments in conservative fixed income funds. Diversification always is prudent, but it is especially prudent when one asset class (in this case common stocks) has risen dramatically in relative price after a prolonged period of above-average returns.

At Evergreen Keystone, we encourage all shareholders to consult regularly with their financial advisers to help determine whether their mix of investments continues to be appropriate, given current needs, tolerance for risk, and market conditions.

I am delighted to inform you that Evergreen Keystone has successfully integrated all service functions of Evergreen and Keystone Funds. This means that you now have full exchange privileges among all Evergreen and Keystone America funds. In addition, you will be receiving the top-flight service that earned Evergreen Keystone the 1996 Dalbar Quality Tested Service Seal, the highest award for mutual fund service presented by Dalbar, an independent mutual fund survey and rating firm.

In the following pages, Evergreen Keystone investment professionals will give you more detailed information about the investment environment and the strategies employed in managing your funds. You will notice that this annual report is a departure from past reports in format. It represents the effort of Evergreen Keystone Funds to provide thoughtful reports and to present them in a format that is attractive and makes information easily accessible. We are very interested in hearing your thoughts on this new format, and we welcome your suggestions.

                                         Sincerely,

                                         /s/WILLIAM M. ENNIS
                                         WILLIAM M. ENNIS
                                         MANAGING DIRECTOR

                                     KEYSTONE
(Logo and picture)       CAPITAL PRESERVATION AND INCOME FUND
   of capital)
                                FUND-AT-A-GLANCE
                              As of June 30, 1997

ONE YEAR PERFORMANCE             CLASS A      CLASS B     CLASS C
One year with sales charge        3.26  %      1.04  %     5.05  %
One year w/o sales charge         6.73  %      6.04  %     6.05  %
One year dividends per share      57.1(cents) 49.4(cents) 49.4  (cents)
30-day SEC Yield
  (as of 6/30/97)                 5.81  %      5.22  %     5.25  %


AVERAGE
ANNUAL RETURNS**                 CLASS A  CLASS B  CLASS C
Three years                        N/A     4.59  %  5.54  %
Five years                         N/A     3.80  %   N/A
Since Inception*                  5.84  %  4.51  %  4.55  %

CUMULATIVE RETURNS**             CLASS A  CLASS B  CLASS C
Nine months w/o sales charge      5.12  %  4.53  %  4.53  %
Three years                        N/A    14.41  % 17.55  %
Five years                         N/A    20.50  %   N/A
Since Inception*                 15.26  % 30.35  % 21.70  %

 * CLASS A BEGAN 12/30/94; CLASS B BEGAN 7/1/91;
  CLASS C BEGAN 2/1/93.
** ALL RETURNS INCLUDE THE MAXIMUM APPLICABLE SALES CHARGE.

PORTFOLIO CHARACTERISTICS
Total Net Assets (all classes)   $52.8 million
Average Credit Quality           AAA
Average Maturity                 4.92 years
Average Duration                 0.75 years

PORTFOLIO ALLOCATIONS                                              JUNE 30, 1997
(AS A PERCENTAGE OF NET ASSETS)

(A PIE GRAPH APPEARS HERE. SEE TABLE BELOW FOR PLOT POINTS.)


 U.S. Treasuries                           3.7%
 Fixed rate mortgages                      2.2%
 Repurchase agreements & other net assets  2.8%
 Adjustable-rate mortgages                91.3%



PORTFOLIO ALLOCATIONS ARE SUBJECT TO CHANGE.

OBJECTIVE
Keystone Capital Preservation and Income Fund seeks high current income consistent with low volatility of principal by investing in adjustable-rate mortgage-backed securities and loan pools. The Fund may be appropriate for investors seeking monthly dividends, an investment in a fund composed 100% of government securities and therefore of the highest credit quality, and the potential for less share price fluctuation than intermediate and longer-term bond funds.

STRATEGY
The Fund invests primarily in adjustable-rate mortgage securities issued by the U.S. Government, its agencies or instrumentalities. Adjustable-rate mortgage securities (ARMS) are pools of residential mortgage loans on which the interest rate is periodically adjusted to reflect the current interest rate environment. By investing in ARMS, the Fund seeks to minimize fluctuations in its share price relative to other bond funds. However, unlike money market funds, the Fund does not seek to maintain a completely stable share price.

PORTFOLIO MANAGER

(picture of
Gary Pzegeo)      Gary Pzegeo, a Vice President and Portfolio Manager in the
                  Fixed Income Group of Keystone Investment Management Company, is Portfolio Manager of Keystone Capital Preservation and
                  Income Fund. An investment professional with seven years' experience, Mr. Pzegeo also is manager of Keystone
                  Institutional Adjustable Rate Fund. Mr. Pzegeo joined Keystone in 1990. He has several years' experience in analysis of mortgage-backed securities. A Chartered Financial Analyst, Mr.
                  Pzegeo is a member of the Boston Securities Analysts Society, the Government Bond Club of New England, and the Association of Investment Management and Research. He holds a B.A. in business administration from the University of Massachusetts.

                                     KEYSTONE                  (logo and picture
                       CAPITAL PRESERVATION AND INCOME FUND        of capital)

                               MANAGEMENT REPORT

                                  August 1997

Dear Shareholder:

We are pleased to report to you on the Keystone Capital Preservation and Income Fund for the fiscal period that ended on June 30, 1997. This report is an annual report, reflecting the new fiscal year ending date of June 30, replacing the former fiscal year ending each September 30.

PERFORMANCE

Your Fund performed well during the past year, as the relatively high concentration of adjustable-rate mortgage securities helped the Fund be responsive to changes in interest rates. In addition to providing a yield premium over money market funds, the Fund was able to protect principal by maintaining a relatively stable net asset value. The Fund concentrated its investments in relatively low-risk, geographically diverse adjustable-rate securities. As an example of the Fund's price stability during the past year, the net asset value of Class A Shares began the fiscal period at $9.74 per share on September 30, 1996. The net asset value was $9.76 on December 31, 1996 and $9.80 on June 30, 1997.

ENVIRONMENT

In late 1996 and the first half of 1997, the investment environment was marked by changing attitudes about the pace of economic growth in the United States. In the latter part of 1996 and early this year, the economy appeared to be accelerating, primarily driven by consumer demand. Slowing retail sales and stable housing sales began to be evident late in the first quarter, however, signaling a slowdown in consumer activity.

In the bond market, after long-term interest rates hit a low point in November 1996, they started rising because of reports of strong growth late in 1996 and in expectation that the Federal Reserve Board might increase short-term rates. In fact, the Federal Reserve Board did increase short-term rates by one-quarter of one percent in late March.

Interest rates appeared to peak in late March before gradually moving back down. For example, the interest rate of a two-year Treasury declined from 6.41% on March 31 to 6.06% on June 30.

STRATEGY

Starting in the second half of 1996, following reports of strong economic growth and in anticipation of increases in interest rates, your Fund's management team began increasing the emphasis on adjustable-rate mortgages, both as a defensive measure to protect the net asset value and to gain the benefit of additional interest income from higher rates. This increased emphasis continued into 1997. Adjustable-rate mortgages, whose interest payments reset at regular intervals as interest rates rise and fall, increased from about 85% of net assets on September 30, 1996 to 96% by March 31, 1997. By the close of the fiscal year, the percentage was about 91%.

Within the fixed-rate portion of the portfolio, maturities were extended somewhat as the threat of higher rates subsided.

The overriding strategy of the Fund has been to seek a yield advantage over other short-term investments, while providing capital protection. In pursuing this strategy, the portfolio management team has purchased adjustable-rate mortgages that are mature, with an average age of seven years. Mortgages of this age historically have tended not to be refinanced as frequently as younger mortgages. The geographical sources of these mortgages also has been diversified, to reduce the risk that events in any one section of the country could have a disproportionate impact on the Fund. The reset dates of the adjustable-rate mortgages also are diversified to reduce the risk that market interest rates at any one point could have a disproportionate impact on the Fund.

All mortgages are backed by the U.S. government or government agencies. The average credit rating remains AAA.

OUTLOOK

Going forward, we believe the economy may increase its growth rate in the third quarter of 1997 after the apparent slowdown of the second, with gross domestic product growing at an anticipated 2 1/2-to-3% during the second half of the year. At the same time, we believe inflation can be contained within the present 2 1/2-to-3% range, and that interest rates will remain stable. We expect to continue to manage the Fund conservatively, with a relatively high concentration of adjustable-rate mortgages.

Thank you for your support of Keystone Capital Preservation and Income Fund.

Sincerely,

/s/ ALBERT H. ELFNER, III
ALBERT H. ELFNER, III
CHAIRMAN
Keystone Investment Management Company

/s/GARY E. PZEGEO
GARY E. PZEGEO
VICE PRESIDENT
PORTFOLIO MANAGER

                                    EVERGREEN
(logo and picture           INTERMEDIATE-TERM BOND FUND
   of a star)
                                FUND-AT-A-GLANCE
                              As of June 30, 1997

ONE YEAR
PERFORMANCE               CLASS A      CLASS B      CLASS C      CLASS Y
One year with sales
  charge                  3.41  %       0.91  %      4.91  %     6.97  %
One year w/o sales
  charge                  6.88  %       5.91  %      5.91  %     6.97  %
One year dividends per
  share                   60.6(cents)  51.3(cents)  51.3(cent)  61.5(cents)
30-day SEC Yield
  (as of 6/30/97)         5.57  %       4.81  %      4.83  %     5.82  %

AVERAGE ANNUAL
RETURNS**

                         CLASS A   CLASS B   CLASS C   CLASS Y
Three years                N/A       N/A       N/A      7.18  %
Five years                 N/A       N/A       N/A      6.60  %
Since Inception*          5.24  %  -1.15  %   5.31  %   7.13  %

CUMULATIVE
RETURNS**                CLASS A   CLASS B   CLASS C   CLASS Y
Three years                N/A       N/A       N/A     23.14  %
Five years                 N/A       N/A       N/A     37.67  %
Since Inception*         11.71  %  -1.62  %   6.26  %  47.77  %

 * CLASS A BEGAN 5/2/95; CLASS B BEGAN 1/30/96; CLASS C BEGAN 4/29/96; CLASS Y BEGAN 11/1/91.
** ALL RETURNS INCLUDE THE MAXIMUM APPLICABLE SALES CHARGE.

PORTFOLIO CHARACTERISTICS
Total Net Assets (all classes)  $160.4 million
Average Credit Quality          AAA
Average Maturity                8.89 years
Duration                        4.61 years

CREDIT QUALITY                                                     JUNE 30, 1997
(AS A PERCENTAGE OF PORTFOLIO ASSETS)
(A pie graph appears here. See table below for plot points.)

AA   6%
A   21%
AAA 73%
PORTFOLIO ALLOCATIONS ARE SUBJECT TO CHANGE.

OBJECTIVE
Evergreen Intermediate-Term Bond Fund seeks to preserve principal while maximizing current yield.

STRATEGY
The Fund invests primarily in U.S. Government obligations, mortgage-backed securities and corporate bonds and debentures. These securities typically have average maturities of five to 10 years.

PORTFOLIO MANAGER

(photo of         Bruce J. Besecker, C.F.A., a Vice President and Senior
 Bruce J.         Portfolio Manager of First Union Capital Management Group, is
 Besecker)        Portfolio Manager of Evergreen Intermediate-Term Bond Fund.
                  Mr. Besecker, who has more than 16 years' professional investment experience, is manager of the Philadelphia Taxable
                  Fixed Income Unit of First Union Capital Management. Prior to joining First Union, Mr. Besecker was an Assistant Vice
                  President in Institutional Sales at Merrill Lynch in New York, and a Senior Trust Officer and Portfolio Manager at First
                  Fidelity Bank. He also has served as a Research Assistant in the Economics Department at the Federal Reserve Bank in
                  Philadelphia. Mr. Besecker, a Chartered Financial Analyst, is a member of the Philadelphia Financial Analysts Society. He is a graduate of the University of Pennsylvania and holds an M.B.A. from The Wharton School.

                                    EVERGREEN                  (logo and picture
                           INTERMEDIATE-TERM BOND FUND             of a star)

                               MANAGEMENT REPORT

                                  August 1997

Dear Shareholders:

We are pleased to report to you on the Evergreen Intermediate-Term Bond Fund for the 12-month fiscal year that ended on June 30, 1997.

PERFORMANCE

Your Fund performed very well during the past fiscal year, buoyed by the addition of higher yielding securities that increased yield and total return, and by the decision to maintain a fully invested position.

ENVIRONMENT

During the 12-month fiscal year, the U.S. economy grew at an exceptional pace. As this growth persisted, often in defiance of predictions of an economic slowdown, bond market participants became increasingly concerned that the strength of the economy could provoke an increase in inflation. In response to these concerns, interest rates rose dramatically during the early months of 1997. Conversely, during the second quarter of 1997, investors' fears receded as economic data indicated slower economic growth and little inflationary pressure. This resulted in a steady decline in interest rates, reversing most of the first quarter's increase. However, the financial markets are keeping a wary eye on each new economic report, searching for any signs of inflationary pressure that could prompt the Federal Reserve Board to raise the Federal Funds rate beyond the 0.25% increase of March 25.

STRATEGY

The fluctuating interest rate environment and seemingly trendless market over the past 12 months have made portfolio management increasingly challenging. During this period, duration was maintained in a range of 90% to 110% of the Fund's benchmark, the Lehman Brothers Intermediate Government Corporate Bond Index. As of June 30, the duration was at the lower end of this range. We anticipate maintaining our shorter relative duration as we believe rates may modestly rise in the coming months. At the end of the fiscal year, duration was
4.61 years and average maturity was 8.89 years.

In addition, your Fund's Treasury position has been reduced and the allocations to both corporate bonds and mortgage-backed securities have been increased both to increase yield and to improve total return opportunities. We also adjusted the maturity structure of the portfolio by underweighting the intermediate position and overweighting both short-term and longer-term securities. This strategy is being pursued to enhance returns as yield spreads narrow between short-term and long-term maturities.

MATURITY                                                     AS OF JUNE 30, 1997
(AS A PERCENTAGE OF PORTFOLIO ASSETS)

(A pie graph appears here. See table below for plot points.)

0-1 Year    21%
1-3 Years   10%
3-5 Years   15%
5-10 Years   8%
10-20 Years 25%
20+ Years   21%



PORTFOLIO ALLOCATIONS ARE SUBJECT TO CHANGE.

OUTLOOK

We enter the second half of 1997 with a degree of caution. The principal concern in the bond market remains the inflation "wildcard," as investors try to determine whether interest rates can continue their bullish run in this economic environment. According to traditional analysis, this cannot continue. Our primary concern is that strong economic growth ultimately brings inflationary pressures, which in turn would push the Federal Reserve Board to raise interest rates. With this uncertainty in the market, we plan to keep portfolio structure and duration relatively neutral. We also will continue to look for opportunities to increase yield through the addition of attractive mortgage-backed securities and other higher yielding instruments.

Thank you for your investment in Evergreen Intermediate-Term Bond Fund.

Sincerely,

/s/RICHARD K. WAGONER
RICHARD K. WAGONER
EXECUTIVE VICE PRESIDENT
CHIEF INVESTMENT OFFICER
First Union Capital Management Group

/s/BRUCE J. BESECKER
BRUCE J. BESECKER
VICE PRESIDENT
SENIOR PORTFOLIO MANAGER

                                     KEYSTONE
                           INTERMEDIATE TERM BOND FUND
(logo and picture of stars)
                                FUND-AT-A-GLANCE
                              As of June 30, 1997

     ONE YEAR PERFORMANCE       CLASS A        CLASS B      CLASS C
One year with sales charge        5.30  %        3.17  %      7.06  %
One year w/o sales charge         8.83  %        8.17  %      8.06  %
One year dividends per share      52.0 (cents)  46.3(cents)  46.3  (cents)
30-day SEC Yield
  (as of 6/30/97)                 5.82  %        5.25  %      5.26  %


AVERAGE
ANNUAL RETURNS**                CLASS A   CLASS B  CLASS C
Three years                       6.34  %  5.82  %  6.67  %
Five years                        5.89  %   N/A      N/A
Ten years                         6.56  %   N/A      N/A
Since Inception*                   N/A     4.61  %  4.96  %

CUMULATIVE RETURNS**            CLASS A   CLASS B  CLASS C
Eleven months w/o sales charge    8.40  %  7.81  %  7.70  %
Three years                      20.24  % 18.51  % 21.38  %
Five years                       33.11  %   N/A      N/A
Ten years                        88.72  %   N/A      N/A
Since Inception*                   N/A    22.01  % 23.80  %

 * CLASSES B AND C BEGAN 2/1/93.
** ALL RETURNS INCLUDE THE MAXIMUM APPLICABLE SALES CHARGE. FOR CLASSES WITH
   MORE THAN A 10-YEAR HISTORY, THE 10-YEAR HISTORY IS PRESENTED.

PORTFOLIO CHARACTERISTICS
Total Net Assets (all classes)  $29.0 million
Average Credit Quality          AA-
Average Maturity                6.3 years
Duration                        4.6 years

PORTFOLIO QUALITY                                                  JUNE 30, 1997
(AS A PERCENTAGE OF PORTFOLIO ASSETS)
(A pie graph appears here. See table below for plot points.)

BBB 18%
A   32%
AAA 38%
AA  12%


PORTFOLIO ALLOCATIONS ARE SUBJECT TO CHANGE.

OBJECTIVE
Keystone Intermediate Term Bond Fund seeks current income and, secondarily, capital preservation from investments in investment grade and high quality bonds.

STRATEGY
The Fund is designed to balance the benefits of short-and long-term bonds, by providing more income than short-term bonds and greater price stability than long-term bonds. The Fund invests primarily in government and corporate bonds and mortgage-backed securities with maturities of less than 10 years.

PORTFOLIO MANAGER

(photo of         Christopher P. Conkey, Senior Vice President and Chief
 Christopher      Investment Officer, Fixed Income, of Keystone Investment
 P. Conkey)       Management Company, is Portfolio Manager of Keystone
                  Intermediate Term Bond Fund. An investment professional with more than 14 years' experience, Mr. Conkey also is Portfolio
                  Manager of Keystone Diversified Bond Fund (B-2). Mr. Conkey joined Keystone in 1988 from Constitution Capital, where he was a Vice President. A Chartered Financial Analyst, Mr.
                  Conkey is a member of the Government Bond Club of New England and the Bond Analysts Society of Boston. He is a graduate of Clark University and received his M.B.A. from Boston
                  University.

                                     KEYSTONE
                           INTERMEDIATE TERM BOND FUND  (logo and picture
                                                             of stars)
                                 MANAGEMENT REPORT
                                    August 1997

Dear Shareholder:
We are pleased to report to you on the Keystone Intermediate Term Bond Fund for the fiscal period that ended on June 30, 1997. This report is an annual report, reflecting the new fiscal year ending date of June 30, replacing the former fiscal year ending each July 31.

PERFORMANCE

Your Fund performed very well during the past year. In an environment of moderate economic growth, modest inflation, and relatively stable interest rates, your Fund was able to take advantage of opportunities among better quality corporate bonds and mortgage-backed securities to provide generous income consistent with limited price fluctuation.

ENVIRONMENT

During the past year, the U.S. economy enjoyed healthy economic growth and low inflation. If one were to look at interest rates at the beginning and end of the year, despite some near-term volatility one would see remarkable stability in rates. For example, the yield on a 30-year Treasury bond was 6.78% on June 30, just slightly below the 6.97% of July 31, 1996. This was an environment in which corporate bonds tended to do very well, as credit risk was low because of the overall strength of the economy.

STRATEGY

In the relatively stable interest rate environment of the past year, your Fund did not try to manage the portfolio maturities significantly in an effort to anticipate the direction of interest rate movements. Rather, the portfolio management team has searched for relative value among the various sectors in which the Fund invests.

Your Fund took advantage of the strong economy to increase its emphasis on high grade and investment grade corporate bonds and mortgage-backed securities, while de-emphasizing U.S. Treasuries. Between December 31, 1996 and June 30, 1997, for example, the allocation to U.S. government bonds in the portfolio was reduced from 21% to 9% of net assets, while the allocation to industrial bonds was increased from 13% to 16% and the allocation to collateralized mortgage obligations was increased from 21% to 28%.

The Fund also has increased its allocation to foreign securities from 9% on December 31, 1996 to approximately 24% at the end of the fiscal year. The foreign emphasis was increased to take advantage of the yield advantage of foreign bonds and to give the portfolio greater diversification. The Fund, which has hedged all foreign securities back into the U.S. dollar to protect against currency fluctuations, has invested in government bonds issued in Canada, Denmark and Germany. All three countries are enjoying low inflation and benefiting from sound fiscal policies.


PORTFOLIO COMPOSITION                                              JUNE 30, 1997
(AS A PERCENTAGE OF NET ASSETS)
(A pie graph appears here. See table below for plot points)

Repurchase agreements and other net assets  2.2%
U.S Government                              8.8%
Financial Corp.                            15.3%
Industrial Corp.                           15.9%
International/U.S.$                        15.4%
International/non-U.S.$*                    8.8%
Mortgage-backed                            27.5%
Asset-backed                                6.1%



* NON-U.S.-DOLLAR-DENOMINATED BONDS WERE FULLY HEDGED BACK INTO U.S. CURRENCY.

 PORTFOLIO ALLOCATIONS ARE SUBJECT TO CHANGE.


OUTLOOK

We believe the economy may increase its growth rate in the third quarter of 1997 after the apparent slowdown of the second, with gross domestic product growing at an anticipated annualized rate of 2 1/2-to-3% during the second half of the year. At the same time, we believe inflation can be contained within the present 2 1/2-to-3% range, and that interest rates will remain stable. We will continue, however, to monitor wage costs very closely to watch for early signs of inflation. With this favorable outlook, we anticipate a continued emphasis on corporate and mortgage-backed securities for at least the next several months.

Thank you for your support of Keystone Intermediate Term Bond Fund.

Sincerely,

/s/ALBERT H. ELFNER, III
ALBERT H. ELFNER, III
CHAIRMAN
Keystone Investment Management Company

/s/CHRISTOPHER P. CONKEY
CHRISTOPHER P. CONKEY
SENIOR VICE PRESIDENT
CHIEF INVESTMENT OFFICER, FIXED INCOME

                                    EVERGREEN
 (logo and photo of George Washington)
                 INTERMEDIATE-TERM GOVERNMENT SECURITIES FUND

                                FUND-AT-A-GLANCE
                              As of June 30, 1997

ONE YEAR PERFORMANCE    CLASS A        CLASS B     CLASS C      CLASS Y
One year with sales
  charge                  2.55  %      0.03  %      4.03  %      6.08  %
One year w/o sales
  charge                  6.00  %      5.03  %      5.03  %      6.08  %
One year dividends per
  share                  55.4(cents)  46.3(cents)  46.3(cents)  56.2  (cents)
30-day SEC Yield
  (as of 6/30/97)         5.25  %      4.44  %      4.17  %      5.49  %


AVERAGE ANNUAL
RETURNS**               CLASS A  CLASS B  CLASS C  CLASS Y
Three years               N/A      N/A      N/A     6.19  %
Five years                N/A      N/A      N/A     5.38  %
Since Inception*         4.38  % -0.66  %  4.85  %  5.82  %

CUMULATIVE RETURNS**    CLASS A  CLASS B  CLASS C  CLASS Y
Three years               N/A      N/A      N/A    19.76  %
Five years                N/A      N/A      N/A    29.94  %
Since Inception*         9.74  % -0.92  %  5.97  % 37.82  %

 * CLASS A BEGAN 5/2/95; CLASS B BEGAN 2/9/96; CLASS C BEGAN 4/10/96; CLASS Y BEGAN 11/1/91
** ALL RETURNS INCLUDE THE MAXIMUM APPLICABLE SALES CHARGE.

PORTFOLIO CHARACTERISTICS
Total Net Assets (all classes)    $72.9 million
Average Credit Quality            AAA
Average Maturity                  3.88 years
Duration                          2.93 years

PORTFOLIO COMPOSITION                                              JUNE 30, 1997
(AS A PERCENTAGE OF PORTFOLIO ASSETS)
(A pie graph appears here. See tables below for plot points.)

U.S. Treasuries            71%
Mortgage-backed securities 18%
U.S. Govt. Agencies        10%
Short-term securities       1%



PORTFOLIO ALLOCATIONS ARE SUBJECT TO CHANGE.

OBJECTIVE
Evergreen Intermediate-Term Government Securities Fund seeks to maximize total return and preserve principal while providing current income.

STRATEGY
The Fund invests primarily in securities issued by the U.S. Government and its agencies. These securities typically have an average maturity of three to six years, with a maximum maturity of ten years. The Fund seeks its objective over full interest rate cycles, which typically last three to five years.

PORTFOLIO MANAGER

(photo of L.      L. Robert Cheshire, a Vice President and Senior Portfolio
Robert Cheshire)  Manager of First Union Capital Management Group, is Portfolio
                  Manager of Evergreen Intermediate-Term Government Securities
                  Fund. Mr. Cheshire also is in charge of the Newark Taxable
                  Fixed Income Unit of First Union. Prior to joining First
                  Union, Mr. Cheshire was a Vice President at Shearson Lehman
                  Hutton for 11 years in the Asset Management and Institutional
                  Government Securities Division. He was also a Vice President of Government Securities for Charles E. Quincey and an
                  Assistant Vice President in the Municipal Securities
                  Department with Bankers Trust Co. in New York. Mr. Cheshire is a graduate of Rutgers University and holds an M.B.A. from Fairleigh Dickinson University.

                                    EVERGREEN                     (logo and
                  INTERMEDIATE-TERM GOVERNMENT SECURITIES FUND     photo of
                                                              George Washington)
                               MANAGEMENT REPORT

                                  August 1997

Dear Shareholders:
We are pleased to report on Evergreen Intermediate-Term Government Securities Fund for the 12-month fiscal year that ended on June 30, 1997.

PERFORMANCE
During the year, the Fund delivered satisfactory returns, consistent with its objective to seek total return while preserving principal. For the first nine months of the fiscal year, as interest rates rose, the Fund's slightly long duration caused some underperformance against industry benchmarks. However, the Fund outperformed its benchmark during the final three months of the year as interest rates fell.

ENVIRONMENT

During the 12-month fiscal period, the U.S. economy experienced a pattern best described as a series of "mini-cycles," with bonds trading within a relatively narrow range of interest rates. Economic growth surged during the fourth quarter of 1996 into the first quarter of 1997, subsequently causing concern over inflationary pressure. Against this backdrop, bond market participants reviewed each new economic report for any signs of inflation that could prompt the Federal Reserve Board to increase interest rates. These market concerns resulted in rising interest rates throughout the first quarter of 1997, culminating in the March 25 decision by the Federal Reserve Board to raise the Federal Funds rate by 0.25%. Conversely, investors' fears of inflation receded during the second quarter of 1997 amid reports of slowing economic growth. As a result, interest rates fell.

STRATEGY

The Fund's duration, or sensitivity to interest rate changes, was consistent with that of the benchmark Lehman Brothers Intermediate Government Index during the fiscal year. In implementing duration strategy, your Fund's investment manager uses a disciplined process focusing on longer-term trends in the economic environment. The Fund's duration was modestly shortened following the Federal Reserve Board's decision to raise the Federal Funds rate in late March. In response to the declining interest rate environment in the second quarter, portfolio duration was brought back to neutral. To capture additional yield, the Fund's emphasis on mortgage-backed securities was also increased, ending the fiscal year at more than 18% of net assets.

Consistent with the Fund's concentration on government securities, average credit quality was maintained at AAA.

MATURITY                                                     AS OF JUNE 30, 1997
(AS A PERCENTAGE OF PORTFOLIO ASSETS)
(A pie graph appears here. See table below for plot points.)

0-1 Year    4%
1-5 Years  45%
5-10 Years 51%


PORTFOLIO ALLOCATIONS ARE SUBJECT TO CHANGE.

OUTLOOK

We are continuing to monitor closely new economic reports, vigilant for any indications of a resurgence of inflationary pressure that could cause the Federal Reserve Board to raise the Federal Funds rate during the second half of 1997. The overall bond market continues to be characterized by near-term interest rate fluctuations, without any over-riding trend. This environment dictates a very cautious approach in the coming quarters, with portfolio duration adjusted consistent with a changing market environment.

We anticipate that your Fund's relatively neutral duration and conservative style should protect the fund from any significant fluctuations in the market. In addition, we will continue to seek attractive opportunities by increasing the Fund's yield through the addition of mortgage-backed securities and other relatively higher yielding instruments.

Thank you for your investment in Evergreen Intermediate-Term Government Securities Fund.

Sincerely,

/s/RICHARD K. WAGONER
RICHARD K. WAGONER
EXECUTIVE VICE PRESIDENT
CHIEF INVESTMENT OFFICER
First Union Capital Management Group

/s/ L. ROBERT CHESHIRE
L. ROBERT CHESHIRE
VICE PRESIDENT
SENIOR PORTFOLIO MANAGER

                                    EVERGREEN
(logo and photo of flag)  SHORT-INTERMEDIATE BOND FUND

                                FUND-AT-A-GLANCE
                              As of June 30, 1997

ONE YEAR PERFORMANCE     CLASS A     CLASS B     CLASS C      CLASS Y
One year with sales
  charge                 3.30  %      0.78  %     4.77  %     6.88  %
One year w/o sales
  charge                 6.77  %      5.78  %     5.77  %     6.88  %
One year dividends per
  share                  63.5(cents) 54.5(cents) 54.5(cents) 64.6(cents)
30-day SEC Yield
  (as of 6/30/97)        5.99  %      5.29  %     5.28  %     6.30  %

AVERAGE ANNUAL
RETURNS**

                        CLASS A  CLASS B  CLASS C  CLASS Y
Three years              5.62  %  4.98  %   N/A     6.92  %
Five years               5.05  %   N/A      N/A     5.92  %
Since Inception*         7.14  %  4.17  %  5.73  %  7.01  %

CUMULATIVE
RETURNS**               CLASS A  CLASS B  CLASS C  CLASS Y
Three years             17.84  % 15.68  %   N/A    22.23  %
Five years              27.92  %   N/A      N/A    33.29  %
Since Inception*        78.78  % 19.87  % 16.99  % 55.28  %

 * CLASS A BEGAN 1/3/89; CLASS B BEGAN 1/25/93; CLASS C BEGAN 9/6/94; CLASS Y BEGAN 1/4/91.
** ALL RETURNS INCLUDE THE MAXIMUM APPLICABLE SALES CHARGE.

PORTFOLIO CHARACTERISTICS
Total Net Assets (all classes)   $398.7 million
Average Credit Quality           AA+
Average Maturity                 4.06 years
Duration                         2.96 years

CREDIT QUALITY                                                     JUNE 30, 1997
(AS A PERCENTAGE OF PORTFOLIO ASSETS)
(A pie graph appears here. See table below for plot points.)

A   26%
AA   3%
AAA 67%
BBB  4%

PORTFOLIO ALLOCATIONS ARE SUBJECT TO CHANGE.

OBJECTIVE
Evergreen Short-Intermediate Bond Fund seeks to provide a high level of current income with the potential for some capital appreciation.

STRATEGY
The Fund seeks to attain its objective by investing in a broad range of higher quality and investment-grade debt securities. The Fund normally will invest at least 80% of its assets in debt securities. The Fund also intends to maintain an average maturity of five years or less to control price fluctuations.

PORTFOLIO MANAGER

(photo of         Thomas L. Ellis, a Vice President and Senior Portfolio Manager
Thomas L. Ellis)  of First Union Capital Management Group, is Portfolio Manager
                  of Evergreen Short-Intermediate Bond Fund. At First Union, Mr.
                  Ellis is responsible for managing more than $1 billion in fixed income portfolios, including the Fixed Income Fund, a common trust fund. Prior to joining First Union, Mr. Ellis served in the Bond Department of First Tennessee Bank. He is a graduate of the University of Baltimore and holds an M.B.A.
                  from Morgan State University.

                                    EVERGREEN
                           SHORT-INTERMEDIATE BOND FUND       (logo and a photo
                                                                    of flag)
                               MANAGEMENT REPORT

                                  August 1997

Dear Shareholders:
We are pleased to report to you on the Evergreen Short-Intermediate Bond Fund for the 12-month fiscal year that ended on June 30, 1997.

PERFORMANCE
During the fiscal year, concentrations in corporate bonds and mortgage-backed securities helped the Fund deliver strong performance, consistent with its objective. At the same time, the Fund's relatively short duration gave the Fund a relative advantage over the first nine months of the year, although it held back performance during the final three months when interest rates declined.

ENVIRONMENT

Throughout the fiscal year, the U.S. economy experienced strong growth accompanied by relatively low levels of inflation. During this period, the bond market was characterized by near-term interest rate volatility. For example, the yield on the 10-year U.S. Treasury fell from 6.80% to 6.10% during the final six months of 1996, only to rise back to 7.0% by April 1997, then to fall again to 6.5% by June of 1997. We believe this volatility mirrors changes in the underlying economy. While Gross Domestic Product (GDP) grew at a 2.5% rate in 1996, real GDP surged by a 5.9% annualized rate during the first quarter 1997. This led the Federal Reserve Board to increase the Federal Funds rate by 0.25% in March, with many observers anticipating that further rate increases would follow. However, growth slowed during the second quarter to an annualized rate of 2.0%. This, coupled with surprisingly low inflation, led the bond market to rally amid optimistic expectations.

STRATEGY

As a result of our belief that interest rates may rise during the remainder of 1997, at this writing we are maintaining a portfolio duration of 2.9 years, slightly less than the short-intermediate benchmark.

We will continue to slightly overweight the Fund's focus on corporate bonds and mortgage-backed securities. Although the "spread," or yield differential, that corporates and mortgages enjoy over U.S. Treasuries has narrowed, we have a positive fundamental outlook for both these sectors and expect to maintain an emphasis on them to increase the Fund's yield.

The Fund's portfolio maintains an average credit quality of AA+.

MATURITY                                                           JUNE 30, 1997
(AS A PERCENTAGE OF PORTFOLIO ASSETS)
(A pie graph appears here. See table below for plot points.)

0-1 Year     22%
1-3 Years    44%
3-5 Years    18%
5-10 Years   16%



PORTFOLIO ALLOCATIONS ARE SUBJECT TO CHANGE.

OUTLOOK

For the final half of 1997, we anticipate that economic growth, spurred by increased consumer spending, may increase to an annualized rate of about 3.0%. We believe that with unemployment rates approaching 25-year lows, tight labor markets could eventually be reflected in upward pressure on prices. This potential for increased inflation, combined with the possibility of a fall-off in optimism in the bond market, could lead to rising interest rates during the second half of 1997. In response to the possibility of increased inflationary pressure, we expect that the Federal Reserve Board may again tighten monetary policy, increasing the Federal Funds rate by 0.25% to 0.50% before the end of the year.

Thank you for your investment in Evergreen Short-Intermediate Bond Fund.

Sincerely,

/s/RICHARD K. WAGONER
RICHARD K. WAGONER
EXECUTIVE VICE PRESIDENT
CHIEF INVESTMENT OFFICER
First Union Capital Management Corp.

/s/THOMAS L. ELLIS
THOMAS L. ELLIS
VICE PRESIDENT
SENIOR PORTFOLIO MANAGER

                                EVERGREEN KEYSTONE
(logo)

                             GROWTH OF INVESTMENTS


KEYSTONE CAPITAL PRESERVATION AND INCOME FUND

Comparison of a $10,000 investment in Keystone Capital Preservation and Income Fund, Class B sharess, versus a similar investment in a 6-Month Treasury Bill and the Consumer Price Index (CPI).

        In Thousands

                       7/91    6/92    6/93    6/94    6/95    6/96    6/97
Class B Shares         (CUSTOMER: PLEASE FILL IN)                    $13,124
CPI                                                                  $13,034
6-Month T-Bill                                                       $11,786


          Average Annual Total Returns
                    1 Year   5 Year    Life of Class
          Class A    3.26%    N/A         5.84%
          Class B    1.04%   3.80%        4.51%
          Class C    5.05%    N/A         4.55%


Past performance is no guarantee of future results. The performance of each class may vary based on differences in loads and fees paid by the shareholders investing in different classes. The 6-Month Treasuty Bill is an unmanaged market index. The index does not include transaction costs assciated with buying and selling securities nor any management fees. The Consumer Price Index, a measure of inflation, is through June 30, 1997.

EVERGREEN INTERMEDIATE-TERM BOND FUND

Comparison of a $10,000 investment in Evergreen Intermediate-Term Bond Fund, Class A shares, versus a similar investment in the Lehman Brothers Intermediate Government/Corporate Bond Index and the Consumer Price Index (CPI).

        In Thousands
                            5/95    6/96    12/95    6/96    12/96    6/97
CPI                           (CUSTOMER: PLEASE FILL IN)             $11,171
LBIGCBI                                                              $10,554
Class A Shares                                                       $11,817

          Average Annual Total Returns
                    1 Year   5 Year    Life of Class
          Class A    3.41%    N/A         5.24%
          Class B    0.91%    N/A        -1.15%
          Class C    4.91%    N/A         5.31%
          Class Y    6.97%   6.60%        7.13%




Past performance is no guarantee of future results. The performance of each class may vary based on differences in loads and fees paid by the shareholders investing in different classes. The Lehman Brothers Intermediate Government/Corporate Bond Index is an unmanaged market index. The index does not include transaction costs assciated with buying and selling securities nor any management fees. The Consumer Price Index, a measure of inflation, is through June 30, 1997.

KEYSTONE INTERMEDIATE TERM BOND FUND

Comparison of a $10,000 investment in Keystone Intermediate Term Bond Fund, Class A shares, versus a similar investment in the Lehman Brothers Intermediate Government/Corporate Bond Index and the Consumer Price Index (CPI).

        In Thousands


              6/87  6/88  6/89  6/90  6/91  6/92  6/93  6/94  6/95  6/96  6/97
CPI                        (CUSTOMER: PLEASE FILL IN)                    $18,870
LBIGCBI                                                                  $14,118
Class A Shares                                                           $22,184

          Average Annual Total Returns
                    1 Year   5 Year   10 Year  Life of Class
          Class A    5.30%   5.89%      6.56%      N/A
          Class B    3.17%    N/A        N/A      4.61%
          Class C    7.06%    N/A        N/A      4.96%



Past performance is no guarantee of future results. The performance of each class may vary based on differences in loads and fees paid by the shareholders investing in different classes. The Lehman Brothers Intermediate Government/Corporate Bond Index is an unmanaged market index. The index does not include transaction costs assciated with buying and selling securities nor any management fees. The Consumer Price Index, a measure of inflation, is through June 30, 1997.


   EVERGREEN INTERMEDIATE-TERM
   GOVERNMENT SECURITIES FUND


Comparison of a $10,000 investment in Evergreen Intermediate-Term Government Securities Fund, Class A shares, versus a similar investment in the Lehman Brothers Intermediate Government Bond Index and the Consumer Price Index
(CPI).

                      5/95    6/95    12/95     6/96    12/96     6/97

CPI                     (CUSTOMER: PLEASE FILL IN)              $10,974
LBIGBI                                                          $10,554
Class A Shares                                                  $11,661

        In Thousands
          Average Annual Total Returns
                    1 Year   5 Year   Life of Class
          Class A    2.55%     N/A         4.38%
          Class B    0.03%     N/A        -0.66%
          Class C    4.03%     N/A         4.85%
          Class Y    6.08%    5.28%        5.82%

Past performance is no guarantee of future results. The performance of each class may vary based on differences in loads and fees paid by the shareholders investing in different classes. The Lehman Brothers Intermediate Government Bond Index is an unmanaged market index. The index does not include transaction costs assciated with buying and selling securities nor any management fees. The Consumer Price Index, a measure of inflation, is through June 30, 1997.

                                EVERGREEN KEYSTONE
                                                            (logo)

                       GROWTH OF INVESTMENTS (CONTINUED)


                     EVERGREEN SHORT-INTERMEDIATE BOND FUND

Comparison of a $10,000 investment in Evergreen Short-Intermediate Bond Fund, Class A shares, versus a similar investment in the Lehman Brothers Intermediate Government/Corporate Bond Index and the Consumer Price Index (CPI).

              1/89  6/89  6/90  6/91  6/92  6/93  6/94  6/95  6/96  6/97
CPI                (CUSTOMER: PLEASE FILL IN)                      $17,879
LBIGCBI                                                            $13,235
Class A Shares                                                     $19,937
        In Thousands
          Average Annual Total Returns
                    1 Year   5 Year   Life of Class
          Class A    3.30%   5.05%         7.14%
          Class B    0.78%     N/A         4.17%
          Class C    4.77%     N/A         5.73%
          Class Y    6.88%    5.92%        7.01%


Past performance is no guarantee of future results. The performance of each class may vary based on differences in loads and fees paid by the shareholders investing in different classes. The Lehman Brothers Intermediate Government/Corporate Bond Index is an unmanaged market index. The index does not include transaction costs assciated with buying and selling securities nor any management fees. The Consumer Price Index, a measure of inflation, is through June 30, 1997.

(logo and a photo                    KEYSTONE
of capital)            CAPITAL PRESERVATION AND INCOME FUND

                              FINANCIAL HIGHLIGHTS
                (FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)

                                                                                                              DECEMBER 30, 1994
                                                                                             YEAR ENDED        (COMMENCEMENT OF
                                                                       NINE MONTHS ENDED    SEPTEMBER 30,    CLASS OPERATIONS) TO
                                                                       JUNE 30, 1997 (D)      1996 (C)        SEPTEMBER 30, 1995
CLASS A SHARES
NET ASSET VALUE BEGINNING OF PERIOD.................................        $  9.74            $  9.68             $   9.51
INCOME FROM INVESTMENT OPERATIONS:
Net investment income...............................................           0.46               0.61                 0.46
Net realized and unrealized gain on investments.....................           0.03               0.01                 0.14
Total from investment operations....................................           0.49               0.62                 0.60
LESS DISTRIBUTIONS FROM:
Net investment income...............................................          (0.42)             (0.53)               (0.42)
In excess of net investment income..................................          (0.01)                 0                (0.01)
Tax basis return of capital.........................................              0              (0.03)                   0
Total distributions.................................................          (0.43)             (0.56)               (0.43)
NET ASSET VALUE END OF PERIOD.......................................        $  9.80            $  9.74             $   9.68
Total return (b)....................................................           5.12%              6.56%                6.36%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses....................................................           0.92%(a)           0.91%                0.86%(a)
  Total expenses excluding indirectly paid expenses.................           0.90%(a)           0.90%                0.82%(a)
  Total expenses excluding waivers and reimbursements...............           1.47%(a)           1.33%                1.27%(a)
  Net investment income.............................................           6.24%(a)           6.31%                6.37%(a)
Portfolio turnover rate.............................................             52%                74%                  67%
NET ASSETS END OF PERIOD (THOUSANDS)................................        $15,751            $22,684             $ 19,293

                                   NINE MONTHS ENDED                   YEAR ENDED SEPTEMBER 30,
                                   JUNE 30, 1997 (D)    1996 (C)     1995       1994        1993        1992
CLASS B SHARES
NET ASSET VALUE BEGINNING OF
  PERIOD........................        $  9.75         $   9.68    $  9.62    $  9.91    $   9.88    $  10.06
INCOME FROM INVESTMENT
  OPERATIONS:
Net investment income...........           0.39             0.55       0.52       0.47        0.45        0.58
Net realized and unrealized gain
  (loss) on investments.........           0.04             0.01       0.03      (0.41)      (0.05)      (0.21)
Total from investment
  operations....................           0.43             0.56       0.55       0.06        0.40        0.37
LESS DISTRIBUTIONS FROM:
Net investment income...........          (0.36)           (0.46)     (0.48)     (0.34)      (0.37)      (0.55)
In excess of net investment
  income........................          (0.01)               0      (0.01)     (0.01)          0           0
Tax basis return of capital.....              0            (0.03)         0          0           0           0
Total distributions.............          (0.37)           (0.49)     (0.49)     (0.35)      (0.37)      (0.55)
NET ASSET VALUE END OF PERIOD...        $  9.81         $   9.75    $  9.68    $  9.62    $   9.91    $   9.88
Total return (b)................           4.53%            5.90%      5.81%      0.58%       4.16%       3.71%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses................           1.67%(a)         1.63%      1.53%      1.50%       1.50%       1.36%
  Total expenses excluding
    indirectly paid expenses....           1.65%(a)         1.62%      1.50%        --          --          --
  Total expenses excluding
    waivers and
    reimbursements..............           2.23%(a)         2.09%      2.09%      1.93%       1.94%       2.03%
  Net investment income.........           5.52%(a)         5.63%      5.46%      4.05%       4.44%       5.50%
Portfolio turnover rate.........             52%              74%        67%        34%         60%         41%
NET ASSETS END OF PERIOD
  (THOUSANDS)...................        $32,964         $ 44,096    $62,998    $95,761    $144,725    $186,742

                                      JULY 1, 1991
                                   (COMMENCEMENT OF
                                  CLASS OPERATIONS) TO
                                   SEPTEMBER 30, 1991
CLASS B SHARES
NET ASSET VALUE BEGINNING OF
  PERIOD........................        $  10.00
INCOME FROM INVESTMENT
  OPERATIONS:
Net investment income...........            0.18
Net realized and unrealized gain
  (loss) on investments.........            0.06
Total from investment
  operations....................            0.24
LESS DISTRIBUTIONS FROM:
Net investment income...........           (0.18)
In excess of net investment
  income........................               0
Tax basis return of capital.....               0
Total distributions.............           (0.18)
NET ASSET VALUE END OF PERIOD...        $  10.06
Total return (b)................            2.43%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses................            1.19%(a)
  Total expenses excluding
    indirectly paid expenses....              --
  Total expenses excluding
    waivers and
    reimbursements..............            3.19%(a)
  Net investment income.........            6.42%(a)
Portfolio turnover rate.........               2%
NET ASSETS END OF PERIOD
  (THOUSANDS)...................        $ 25,769

(a) Annualized.
(b) Excluding applicable sales charges.
(c) Calculation based on average shares outstanding.
(d) The Fund changed its fiscal year end from September 30 to June 30.

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                     KEYSTONE                 (logo and photo of
                       CAPITAL PRESERVATION AND INCOME FUND      capital)

                        FINANCIAL HIGHLIGHTS (CONTINUED)
                (FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)

                                                                                                                  FEBRUARY 1, 1993
                                                                                         YEAR ENDED               (COMMENCEMENT OF
                                                           NINE MONTHS ENDED           SEPTEMBER 30,            CLASS OPERATIONS) TO
                                                           JUNE 30, 1997 (D)    1996 (C)     1995      1994      SEPTEMBER 30, 1993
CLASS C SHARES
NET ASSET VALUE BEGINNING OF PERIOD.....................        $  9.74          $ 9.67     $ 9.60    $ 9.90           $ 9.82
INCOME FROM INVESTMENT OPERATIONS:
Net investment income...................................           0.40            0.54       0.52      0.40             0.23
Net realized and unrealized gain (loss) on
  investments...........................................           0.03            0.02       0.04     (0.35)            0.09
Total from investment operations........................           0.43            0.56       0.56      0.05             0.32
LESS DISTRIBUTIONS FROM:
Net investment income...................................          (0.36)          (0.46)     (0.48)    (0.34)           (0.24)
In excess of net investment income......................          (0.01)              0      (0.01)    (0.01)               0
Tax basis return of capital.............................              0           (0.03)         0         0                0
Total distributions.....................................          (0.37)          (0.49)     (0.49)    (0.35)           (0.24)
NET ASSET VALUE END OF PERIOD...........................        $  9.80          $ 9.74     $ 9.67    $ 9.60           $ 9.90
Total return (b)........................................           4.53%           5.91%      5.93%     0.48%            3.28%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses........................................           1.67%(a)        1.64%      1.53%     1.50%            1.50%(a)
  Total expenses excluding indirectly paid expenses.....           1.65%(a)        1.62%      1.50%       --               --
  Total expenses excluding waivers and reimbursements...           2.23%(a)        2.09%      2.08%     1.94%            1.67%(a)
  Net investment income.................................           5.53%(a)        5.60%      5.51%     4.08%            2.91%(a)
Portfolio turnover rate.................................             52%             74%        67%       34%              60%
NET ASSETS END OF PERIOD (THOUSANDS)....................        $ 4,105          $4,152     $2,755    $2,874           $2,077

(a) Annualized.
(b) Excluding applicable sales charges.
(c) Calculation based on average shares outstanding.
(d) The Fund changed its fiscal year end from September 30 to June 30.

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                    EVERGREEN
                           INTERMEDIATE-TERM BOND FUND
(logo and photo of a star)
                              FINANCIAL HIGHLIGHTS
                (FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)

                                                                           YEAR ENDED       TEN MONTHS ENDED
                                                                          JUNE 30, 1997    JUNE 30, 1996 (C)
CLASS A SHARES
NET ASSET VALUE BEGINNING OF PERIOD....................................      $ 10.10             $10.30
INCOME FROM INVESTMENT OPERATIONS:
Net investment income..................................................         0.60               0.48
Net realized and unrealized gain (loss) on investments.................         0.08              (0.20)
Total from investment operations.......................................         0.68               0.28
LESS DISTRIBUTIONS FROM:
Net investment income..................................................        (0.59)             (0.48)
Tax basis return of capital............................................        (0.02)                 0
Total distributions....................................................        (0.61)             (0.48)
NET ASSET VALUE END OF PERIOD..........................................      $ 10.17             $10.10
Total return (b).......................................................         6.88%              2.72%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses.......................................................         0.85%              0.82%(a)
  Total expenses excluding indirectly paid expenses....................         0.85%                --
  Total expenses excluding waivers and reimbursements..................         1.04%              1.10%(a)
  Net investment income................................................         5.92%              6.30%(a)
Portfolio turnover rate................................................           86%                52%
NET ASSETS END OF PERIOD (THOUSANDS)...................................      $ 3,038             $2,943

                                                                             MAY 2, 1995
                                                                          (COMMENCEMENT OF
                                                                          CLASS OPERATIONS)
                                                                           AUGUST 31, 1995
CLASS A SHARES
NET ASSET VALUE BEGINNING OF PERIOD....................................         $ 9.98
INCOME FROM INVESTMENT OPERATIONS:
Net investment income..................................................           0.18
Net realized and unrealized gain (loss) on investments.................           0.33
Total from investment operations.......................................           0.51
LESS DISTRIBUTIONS FROM:
Net investment income..................................................          (0.19)
Tax basis return of capital............................................              0
Total distributions....................................................          (0.19)
NET ASSET VALUE END OF PERIOD..........................................         $10.30
Total return (b).......................................................           5.17%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses.......................................................           0.80%(a)
  Total expenses excluding indirectly paid expenses....................             --
  Total expenses excluding waivers and reimbursements..................           1.38%(a)
  Net investment income................................................           5.53%(a)
Portfolio turnover rate................................................             73%
NET ASSETS END OF PERIOD (THOUSANDS)...................................           $160

(a) Annualized.
(b) Excluding applicable sales charges.
(c) The Fund changed its fiscal year end from August 31 to June 30.

                                                                                                                JANUARY 30, 1996
                                                                                                                 (COMMENCEMENT
                                                                                                              OF CLASS OPERATIONS)
                                                                                              YEAR ENDED            THROUGH
                                                                                             JUNE 30, 1997       JUNE 30, 1996
CLASS B SHARES
NET ASSET VALUE BEGINNING OF PERIOD.......................................................      $ 10.10              $10.68
INCOME FROM INVESTMENT OPERATIONS:
Net investment income.....................................................................         0.50                0.20
Net realized and unrealized gain (loss) on investments....................................         0.08               (0.58)
Total from investment operations..........................................................         0.58               (0.38)
LESS DISTRIBUTIONS FROM:
Net investment income.....................................................................        (0.49)              (0.20)
Tax basis return of capital...............................................................        (0.02)                  0
Total distributions.......................................................................        (0.51)              (0.20)
NET ASSET VALUE END OF PERIOD.............................................................      $ 10.17              $10.10
Total return (b)..........................................................................         5.91%              (3.52%)
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses..........................................................................         1.81%               1.80%(a)
  Total expenses excluding indirectly paid expenses.......................................         1.81%                 --
  Total expenses excluding waivers and reimbursements.....................................         1.81%               1.89%(a)
  Net investment income...................................................................         5.00%               5.18%(a)
Portfolio turnover rate...................................................................           86%                 52%
NET ASSETS END OF PERIOD (THOUSANDS)......................................................      $ 1,013                $402

(a) Annualized.
(b) Excluding applicable sales charges.

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                    EVERGREEN         (logo and photo of a star)
                           INTERMEDIATE-TERM BOND FUND

                        FINANCIAL HIGHLIGHTS (CONTINUED)
                (FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)

                                                                                                                 APRIL 29, 1996
                                                                                                                 (COMMENCEMENT
                                                                                                              OF CLASS OPERATIONS)
                                                                                              YEAR ENDED            THROUGH
                                                                                             JUNE 30, 1997       JUNE 30, 1996
CLASS C SHARES
NET ASSET VALUE BEGINNING OF PERIOD.......................................................      $ 10.10              $10.15
INCOME FROM INVESTMENT OPERATIONS:
Net investment income.....................................................................         0.51                0.08
Net realized and unrealized gain (loss) on investments....................................         0.07               (0.05)
Total from investment operations..........................................................         0.58                0.03
LESS DISTRIBUTIONS FROM:
Net investment income.....................................................................        (0.49)              (0.08)
Tax basis return of capital...............................................................        (0.02)                  0
Total distributions.......................................................................        (0.51)              (0.08)
NET ASSET VALUE END OF PERIOD.............................................................      $ 10.17              $10.10
Total return (b)..........................................................................         5.91%               0.33%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses..........................................................................         1.80%               1.80%(a)
  Total expenses excluding indirectly paid expenses.......................................         1.80%                 --
  Total expenses excluding waivers and reimbursements.....................................         1.80%               1.88%(a)
  Net investment income...................................................................         4.97%               5.30%(a)
Portfolio turnover rate...................................................................           86%                 52%
NET ASSETS END OF PERIOD (THOUSANDS)......................................................          $29                 $25

(a) Annualized.
(b) Excluding applicable sales charges.

                                                                TEN MONTHS
                                             YEAR ENDED            ENDED              YEAR ENDED AUGUST 31,
                                            JUNE 30, 1997    JUNE 30, 1996 (b)     1995       1994       1993
CLASS Y SHARES
NET ASSET VALUE BEGINNING OF PERIOD......     $   10.10          $   10.29        $  9.93    $ 10.99    $ 10.56
INCOME FROM INVESTMENT OPERATIONS:
Net investment income....................          0.61               0.48           0.56       0.55       0.63
Net realized and unrealized gain (loss)
  on investments.........................          0.08              (0.19)          0.40      (0.86)      0.66
Total from investment operations.........          0.69               0.29           0.96      (0.31)      1.29
LESS DISTRIBUTIONS FROM:
Net investment income....................         (0.60)             (0.48)         (0.56)     (0.55)     (0.64)
Net realized gains on investments........             0                  0          (0.04)     (0.20)     (0.22)
Tax basis return of capital..............         (0.02)                 0              0          0          0
Total distributions......................         (0.62)             (0.48)         (0.60)     (0.75)     (0.86)
NET ASSET VALUE END OF PERIOD............     $   10.17          $   10.10        $ 10.29    $  9.93    $ 10.99
Total return.............................          6.97%              2.82%         10.13%     (2.91%)    12.90%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses.........................          0.81%              0.80%(a)       0.69%      0.55%      0.55%
  Total expenses excluding indirectly
    paid expenses........................          0.81%                --             --         --         --
  Total expenses excluding waivers and
    reimbursements.......................          0.81%              0.87%(a)       0.83%      0.83%      0.83%
  Net investment income..................          5.97%              5.75%(a)       5.63%      5.32%      5.93%
Portfolio turnover rate..................            86%                52%            73%        69%        49%
NET ASSETS END OF PERIOD (THOUSANDS).....     $ 156,346          $ 157,814        $95,961    $91,724    $86,892

                                             NOVEMBER 1, 1991
                                              (COMMENCEMENT
                                           OF CLASS OPERATIONS)
                                                 THROUGH
                                             AUGUST 31, 1992
CLASS Y SHARES
NET ASSET VALUE BEGINNING OF PERIOD......        $  10.00
INCOME FROM INVESTMENT OPERATIONS:
Net investment income....................            0.55
Net realized and unrealized gain (loss)
  on investments.........................            0.55
Total from investment operations.........            1.10
LESS DISTRIBUTIONS FROM:
Net investment income....................           (0.54)
Net realized gains on investments........               0
Tax basis return of capital..............               0
Total distributions......................           (0.54)
NET ASSET VALUE END OF PERIOD............        $  10.56
Total return.............................           11.29%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses.........................            0.55%(a)
  Total expenses excluding indirectly
    paid expenses........................              --
  Total expenses excluding waivers and
    reimbursements.......................            0.86%(a)
  Net investment income..................            6.49%(a)
Portfolio turnover rate..................              65%
NET ASSETS END OF PERIOD (THOUSANDS).....        $ 66,695

(a) Annualized.
(b) The Fund changed its fiscal year from August 31 to June 30.

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

(logo and picture                    KEYSTONE
    of stars)              INTERMEDIATE TERM BOND FUND

                              FINANCIAL HIGHLIGHTS
                (FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)

                                                                         ELEVEN MONTHS
                                                                             ENDED               YEAR ENDED JULY 31,
                                                                       JUNE 30, 1997 (e)     1996       1995      1994 (c)
CLASS A SHARES
NET ASSET VALUE BEGINNING OF PERIOD.................................        $  8.73         $  8.88    $  8.84    $  9.46
INCOME FROM INVESTMENT OPERATIONS:
Net investment income...............................................           0.54            0.59       0.63       0.57
Net realized and unrealized gain (loss) on investments, closed
  futures contracts and foreign currency related transactions.......           0.18           (0.16)      0.02      (0.59 )
Total from investment operations....................................           0.72            0.43       0.65      (0.02 )
LESS DISTRIBUTIONS FROM:
Net investment income...............................................          (0.52)          (0.58)     (0.57)     (0.57 )
In excess of net investment income..................................              0               0      (0.04)     (0.02 )
Tax basis return of capital.........................................              0               0          0      (0.01 )
Total distributions.................................................          (0.52)          (0.58)     (0.61)     (0.60 )
NET ASSET VALUE END OF PERIOD.......................................        $  8.93         $  8.73    $  8.88    $  8.84
Total return (b)....................................................           8.40%           4.95%      7.76%     (0.29%)
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses....................................................           1.12%(a)        1.10%      1.00%      1.00%
  Total expenses excluding indirectly paid expenses.................           1.10%(a)        1.08%        --         --
  Total expenses excluding waivers and reimbursements...............           1.58%(a)        1.54%      1.48%      1.80%
  Net investment income.............................................           6.43%(a)        6.57%      7.13%      6.81%
Portfolio turnover rate.............................................            179%            231%       149%       280%
NET ASSETS END OF PERIOD (THOUSANDS)................................        $10,341         $12,958    $14,558    $16,036


                                                                       1993
CLASS A SHARES
NET ASSET VALUE BEGINNING OF PERIOD.................................  $  9.23
INCOME FROM INVESTMENT OPERATIONS:
Net investment income...............................................     0.70
Net realized and unrealized gain (loss) on investments, closed
  futures contracts and foreign currency related transactions.......     0.18
Total from investment operations....................................     0.88
LESS DISTRIBUTIONS FROM:
Net investment income...............................................    (0.65)
In excess of net investment income..................................        0
Tax basis return of capital.........................................        0
Total distributions.................................................    (0.65)
NET ASSET VALUE END OF PERIOD.......................................  $  9.46
Total return (b)....................................................     9.88%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses....................................................     1.52%
  Total expenses excluding indirectly paid expenses.................       --
  Total expenses excluding waivers and reimbursements...............     1.99%
  Net investment income.............................................     7.48%
Portfolio turnover rate.............................................      160%
NET ASSETS END OF PERIOD (THOUSANDS)................................  $18,032

                                                                             YEAR ENDED JULY 31,
                                                              1992       1991       1990       1989       1988
CLASS A SHARES (CONTINUED)
NET ASSET VALUE BEGINNING OF PERIOD.......................   $  8.64    $  8.60    $  9.11    $  9.05    $  9.61
INCOME FROM INVESTMENT OPERATIONS:
Net investment income.....................................      0.71       0.72       0.67       0.69       0.72
Net realized and unrealized gain (loss) on investments,
  closed futures contracts and foreign currency related
  transactions............................................      0.60       0.05      (0.45)      0.10      (0.45)
Total from investment operations..........................      1.31       0.77       0.22       0.79       0.27
LESS DISTRIBUTIONS FROM:
Net investment income.....................................     (0.71)     (0.72)     (0.70)     (0.73)     (0.83)
In excess of net investment income........................     (0.01)     (0.01)     (0.03)         0          0
Total distributions.......................................     (0.72)     (0.73)     (0.73)     (0.73)     (0.83)
NET ASSET VALUE END OF PERIOD.............................   $  9.23    $  8.64    $  8.60    $  9.11    $  9.05
Total return (b)..........................................     15.65%      9.42%      2.71%      9.13%      2.95%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses..........................................      1.88%      2.00%      2.00%      1.92%      1.30%
  Total expenses excluding indirectly paid expenses.......        --         --         --         --         --
  Total expenses excluding waivers and reimbursements.....      1.88%      2.06%      2.33%      2.19%      2.65%
  Net investment income...................................      7.85%      8.42%      7.90%      7.88%      7.48%
Portfolio turnover rate...................................        90%        76%       107%       148%       208%
NET ASSETS END OF PERIOD (THOUSANDS)......................   $19,288    $20,227    $23,694    $30,337    $38,615

                                                           FEBRUARY 13, 1987
                                                             (COMMENCEMENT
                                                             OF OPERATIONS)
                                                                 THROUGH
                                                              JULY 31, 1987
CLASS A SHARES (CONTINUED)
NET ASSET VALUE BEGINNING OF PERIOD.......................       $ 10.00
INCOME FROM INVESTMENT OPERATIONS:
Net investment income.....................................          0.17
Net realized and unrealized gain (loss) on investments,
  closed futures contracts and foreign currency related
  transactions............................................         (0.42)
Total from investment operations..........................         (0.25)
LESS DISTRIBUTIONS FROM:
Net investment income.....................................         (0.14)
In excess of net investment income........................             0
Total distributions.......................................         (0.14)
NET ASSET VALUE END OF PERIOD.............................       $  9.61
Total return (b)..........................................         (2.50%)
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses..........................................          1.00%(d)
  Total expenses excluding indirectly paid expenses.......            --
  Total expenses excluding waivers and reimbursements.....         12.47%(d)
  Net investment income...................................          6.86%(d)
Portfolio turnover rate...................................            14%
NET ASSETS END OF PERIOD (THOUSANDS)......................       $ 1,679

(a) Annualized.
(b) Excluding applicable sales charges.
(c) Calculation based on average shares outstanding.
(d) Annualized for the period April 14, 1987 (Commencement of Investment Operations) to July 31, 1987.
(e) The Fund changed its fiscal year end from July 31 to June 30.

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                     KEYSTONE                  (logo and picture
                           INTERMEDIATE TERM BOND FUND              of stars)

                        FINANCIAL HIGHLIGHTS (CONTINUED)
                (FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)

                                                                 ELEVEN MONTHS
                                                                     ENDED               YEAR ENDED JULY 31,
                                                               JUNE 30, 1997 (d)     1996       1995      1994 (c)
CLASS B SHARES
NET ASSET VALUE BEGINNING OF PERIOD.........................        $  8.74         $  8.89    $  8.85    $   9.47
INCOME FROM INVESTMENT OPERATIONS:
Net investment income.......................................           0.47            0.52       0.56        0.49
Net realized and unrealized gain (loss) on investments,
  closed futures contracts and foreign currency related
  transactions..............................................           0.20           (0.16)      0.02       (0.58)
Total from investment operations............................           0.67            0.36       0.58       (0.09)
LESS DISTRIBUTIONS FROM:
Net investment income.......................................          (0.46)          (0.51)     (0.51)      (0.49)
In excess of net investment income..........................              0               0      (0.03)      (0.03)
Tax basis return of capital.................................              0               0          0       (0.01)
Total distributions.........................................          (0.46)          (0.51)     (0.54)      (0.53)
NET ASSET VALUE END OF PERIOD...............................        $  8.95         $  8.74    $  8.89    $   8.85
Total return (b)............................................           7.81%           4.10%      6.87%      (1.05%)
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses............................................           1.87%(a)        1.85%      1.75%       1.75%
  Total expenses excluding indirectly paid expenses.........           1.85%(a)        1.83%        --          --
  Total expenses excluding waivers and reimbursements.......           2.35%(a)        2.32%      2.21%       2.36%
  Net investment income.....................................           5.68%(a)        5.82%      6.38%       5.48%
Portfolio turnover rate.....................................            179%            231%       149%        280%
NET ASSETS END OF PERIOD (THOUSANDS)........................        $11,368         $16,034    $17,985    $ 17,819

                                                              FEBRUARY 1, 1993
                                                              (DATE OF INITIAL
                                                              PUBLIC OFFERING)
                                                                  THROUGH
                                                               JULY 31, 1993
CLASS B SHARES
NET ASSET VALUE BEGINNING OF PERIOD.........................       $ 9.35
INCOME FROM INVESTMENT OPERATIONS:
Net investment income.......................................         0.29
Net realized and unrealized gain (loss) on investments,
  closed futures contracts and foreign currency related
  transactions..............................................         0.12
Total from investment operations............................         0.41
LESS DISTRIBUTIONS FROM:
Net investment income.......................................        (0.29)
In excess of net investment income..........................            0
Tax basis return of capital.................................            0
Total distributions.........................................        (0.29)
NET ASSET VALUE END OF PERIOD...............................       $ 9.47
Total return (b)............................................         4.42%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses............................................         1.76%(a)
  Total expenses excluding indirectly paid expenses.........           --
  Total expenses excluding waivers and reimbursements.......         2.71%(a)
  Net investment income.....................................         5.67%(a)
Portfolio turnover rate.....................................          160%
NET ASSETS END OF PERIOD (THOUSANDS)........................       $8,159

(a) Annualized.
(b) Excluding applicable sales charges.
(c) Calculation based on average shares outstanding.
(d) The Fund changed its fiscal year end from July 31 to June 30.

                                                                  ELEVEN MONTHS
                                                                      ENDED               YEAR ENDED JULY 31,
                                                                JUNE 30, 1997 (d)     1996      1995      1994 (c)
CLASS C SHARES
NET ASSET VALUE BEGINNING OF PERIOD..........................        $  8.74         $ 8.89    $  8.85    $   9.46
INCOME FROM INVESTMENT OPERATIONS:
Net investment income........................................           0.46           0.52       0.55        0.49
Net realized and unrealized gain (loss) on investments,
  closed futures contracts and foreign currency related
  transactions...............................................           0.20          (0.16)      0.03       (0.57)
Total from investment operations.............................           0.66           0.36       0.58       (0.08)
LESS DISTRIBUTIONS FROM:
Net investment income........................................          (0.46)         (0.51)     (0.51)      (0.49)
In excess of net investment income...........................              0              0      (0.03)      (0.03)
Tax basis return of capital..................................              0              0          0       (0.01)
Total distributions..........................................          (0.46)         (0.51)     (0.54)      (0.53)
NET ASSET VALUE END OF PERIOD................................        $  8.94         $ 8.74    $  8.89    $   8.85
Total return (b).............................................           7.70%          4.10%      6.87%      (0.95%)
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses.............................................           1.87%(a)       1.85%      1.75%       1.75%
  Total expenses excluding indirectly paid expenses..........           1.85%(a)       1.83%        --          --
  Total expenses excluding waivers and reimbursements........           2.35%(a)       2.31%      2.23%       2.37%
  Net investment income......................................           5.68%(a)       5.82%      6.37%       5.44%
Portfolio turnover rate......................................            179%           231%       149%        280%
NET ASSETS END OF PERIOD (THOUSANDS).........................        $ 7,259         $9,084    $10,185    $ 13,086

                                                               FEBRUARY 1, 1993
                                                               (DATE OF INITIAL
                                                               PUBLIC OFFERING)
                                                                   THROUGH
                                                                JULY 31, 1993
CLASS C SHARES
NET ASSET VALUE BEGINNING OF PERIOD..........................       $ 9.35
INCOME FROM INVESTMENT OPERATIONS:
Net investment income........................................         0.29
Net realized and unrealized gain (loss) on investments,
  closed futures contracts and foreign currency related
  transactions...............................................         0.11
Total from investment operations.............................         0.40
LESS DISTRIBUTIONS FROM:
Net investment income........................................        (0.29)
In excess of net investment income...........................            0
Tax basis return of capital..................................            0
Total distributions..........................................        (0.29)
NET ASSET VALUE END OF PERIOD................................       $ 9.46
Total return (b).............................................         4.31%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses.............................................         1.77%(a)
  Total expenses excluding indirectly paid expenses..........           --
  Total expenses excluding waivers and reimbursements........         2.61%(a)
  Net investment income......................................         5.61%(a)
Portfolio turnover rate......................................          160%
NET ASSETS END OF PERIOD (THOUSANDS).........................       $7,522

(a) Annualized.
(b) Excluding applicable sales charges.
(c) Calculation based on average shares outstanding.
(d) The Fund changed its fiscal year end from July 31 to June 30.

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

(logo and picture                    EVERGREEN
  of president)    INTERMEDIATE-TERM GOVERNMENT SECURITIES FUND

                              FINANCIAL HIGHLIGHTS
                (FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)

                                                                                                                    MAY 2, 1995
                                                                                                                   (COMMENCEMENT
                                                                                              TEN MONTHS        OF CLASS OPERATIONS)
                                                                           YEAR ENDED            ENDED                THROUGH
                                                                          JUNE 30, 1997    JUNE 30, 1996 (c)      AUGUST 31, 1995
CLASS A SHARES
NET ASSET VALUE BEGINNING OF PERIOD....................................      $  9.99            $ 10.15                $ 9.95
INCOME FROM INVESTMENT OPERATIONS:
Net investment income..................................................         0.55               0.46                  0.19
Net realized and unrealized gain (loss) on investments.................         0.03              (0.16)                 0.20
Total from investment operations.......................................         0.58               0.30                  0.39
LESS DISTRIBUTIONS FROM:
Net investment income..................................................        (0.55)             (0.46)                (0.19)
Total distributions....................................................        (0.55)             (0.46)                (0.19)
NET ASSET VALUE END OF PERIOD..........................................      $ 10.02            $  9.99                $10.15
Total return (b).......................................................         6.00%              3.00%                 3.90%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses.......................................................         0.86%              0.81%(a)              0.80%(a)
  Total expenses excluding indirectly paid expenses....................         0.86%                --                    --
  Total expenses excluding waivers and reimbursements..................         0.94%              1.06%(a)              1.34%(a)
  Net investment income................................................         5.47%              5.49%(a)              5.42%(a)
Portfolio turnover rate................................................           68%                28%                   45%
NET ASSETS END OF PERIOD (THOUSANDS)...................................      $   571            $   497                $    9

(a) Annualized.
(b) Excluding applicable sales charges.
(c) The Fund changed its fiscal year end from August 31 to June 30.

                                                                                                                FEBRUARY 9, 1996
                                                                                                                 (COMMENCEMENT
                                                                                                              OF CLASS OPERATIONS)
                                                                                              YEAR ENDED            THROUGH
                                                                                             JUNE 30, 1997       JUNE 30, 1996
CLASS B SHARES
NET ASSET VALUE BEGINNING OF PERIOD.......................................................      $  9.99              $10.38
INCOME FROM INVESTMENT OPERATIONS:
Net investment income.....................................................................         0.45                0.18
Net realized and unrealized gain (loss) on investments....................................         0.04               (0.39)
Total from investment operations..........................................................         0.49               (0.21)
LESS DISTRIBUTIONS FROM:
Net investment income.....................................................................        (0.46)              (0.18)
Total distributions.......................................................................        (0.46)              (0.18)
NET ASSET VALUE END OF PERIOD.............................................................      $ 10.02              $ 9.99
Total return (b)..........................................................................         5.03%              (1.99)%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses..........................................................................         1.81%               1.80%(a)
  Total expenses excluding indirectly paid expenses.......................................         1.81%                 --
  Total expenses excluding waivers and reimbursements.....................................         1.89%               1.91%(a)
  Net investment income...................................................................         4.53%               4.62%(a)
Portfolio turnover rate...................................................................           68%                 28%
NET ASSETS END OF PERIOD (THOUSANDS)......................................................      $   742              $  359

(a) Annualized.
(b) Excluding applicable sales charges.

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                    EVERGREEN
                   INTERMEDIATE-TERM GOVERNMENT SECURITIES FUND
                                                            (logo and picture of
                        FINANCIAL HIGHLIGHTS (CONTINUED)             George
                (FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)   Washington)

                                                                                                                 APRIL 10, 1996
                                                                                                                 (COMMENCEMENT
                                                                                                              OF CLASS OPERATIONS)
                                                                                              YEAR ENDED            THROUGH
                                                                                             JUNE 30, 1997       JUNE 30, 1996
CLASS C SHARES
NET ASSET VALUE BEGINNING OF PERIOD.......................................................      $  9.99              $10.01
INCOME FROM INVESTMENT OPERATIONS:
Net investment income.....................................................................         0.40                0.11
Net realized and unrealized gain (loss) on investments....................................         0.09               (0.02)
Total from investment operations..........................................................         0.49                0.09
LESS DISTRIBUTIONS FROM:
Net investment income.....................................................................        (0.46)              (0.11)
Total distributions.......................................................................        (0.46)              (0.11)
NET ASSET VALUE END OF PERIOD.............................................................      $ 10.02              $ 9.99
Total return (b)..........................................................................         5.03%               0.89%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses..........................................................................         1.81%               1.80%(a)
  Total expenses excluding indirectly paid expenses.......................................         1.81%                 --
  Total expenses excluding waivers and reimbursements.....................................         1.90%               1.91%(a)
  Net investment income...................................................................         4.53%               4.47%(a)
Portfolio turnover rate...................................................................           68%                 28%
NET ASSETS END OF PERIOD (THOUSANDS)......................................................      $    12              $   32

(a) Annualized.
(b) Excluding applicable sales charges.

                                                             TEN MONTHS
                                          YEAR ENDED            ENDED               YEAR ENDED AUGUST 31,
                                         JUNE 30, 1997    JUNE 30, 1996 (b)      1995        1994        1993
CLASS Y SHARES
NET ASSET VALUE BEGINNING OF PERIOD...      $  9.99            $ 10.15         $   9.92    $  10.61    $  10.41
INCOME FROM INVESTMENT OPERATIONS:
Net investment income.................         0.56               0.46             0.55        0.54        0.57
Net realized and unrealized gain
  (loss) on investments...............         0.03              (0.16)            0.23       (0.64)       0.24
Total from investment operations......         0.59               0.30             0.78       (0.10)       0.81
LESS DISTRIBUTIONS FROM:
Net investment income.................        (0.56)             (0.46)           (0.55)      (0.54)      (0.58)
Net realized gains on investments.....            0                  0                0       (0.05)      (0.03)
Total distributions...................        (0.56)             (0.46)           (0.55)      (0.59)      (0.61)
NET ASSET VALUE END OF PERIOD.........      $ 10.02            $  9.99         $  10.15    $   9.92    $  10.61
Total return..........................         6.08%              3.00%            8.16%      (0.99%)      8.03%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses......................         0.81%              0.80%(a)         0.70%       0.55%       0.55%
  Total expenses excluding indirectly
    paid expenses.....................         0.81%                --               --          --          --
  Total expenses excluding waivers and
    reimbursements....................         0.89%              0.87%(a)         0.84%       0.82%       0.83%
  Net investment income...............         5.52%              5.47%(a)         5.54%       5.22%       5.48%
Portfolio turnover rate...............           68%                28%              45%         45%         31%
NET ASSETS END OF PERIOD
  (THOUSANDS).........................      $71,588            $87,004         $106,066    $106,448    $119,172

                                          NOVEMBER 1, 1991
                                           (COMMENCEMENT
                                        OF CLASS OPERATIONS)
                                              THROUGH
                                          AUGUST 31, 1992
CLASS Y SHARES
NET ASSET VALUE BEGINNING OF PERIOD...        $  10.00
INCOME FROM INVESTMENT OPERATIONS:
Net investment income.................            0.48
Net realized and unrealized gain
  (loss) on investments...............            0.40
Total from investment operations......            0.88
LESS DISTRIBUTIONS FROM:
Net investment income.................           (0.47)
Net realized gains on investments.....               0
Total distributions...................           (0.47)
NET ASSET VALUE END OF PERIOD.........        $  10.41
Total return..........................            9.04%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses......................            0.55%(a)
  Total expenses excluding indirectly
    paid expenses.....................              --
  Total expenses excluding waivers and
    reimbursements....................            0.86%(a)
  Net investment income...............            5.68%(a)
Portfolio turnover rate...............              47%
NET ASSETS END OF PERIOD
  (THOUSANDS).........................        $ 87,648

(a) Annualized.
(b) The Fund changed its fiscal year end from August 31 to June 30.

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

(logo and picture of                EVERGREEN
      flag)                SHORT-INTERMEDIATE BOND FUND

                              FINANCIAL HIGHLIGHTS
                (FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)

                                                                           YEAR ENDED           SIX MONTHS            YEAR ENDED
                                                                            JUNE 30,               ENDED             DECEMBER 31,
                                                                        1997       1996      JUNE 30, 1995 (c)     1994       1993
CLASS A SHARES
NET ASSET VALUE BEGINNING OF PERIOD.................................   $  9.82    $ 10.02         $  9.52         $ 10.42   $ 10.41
INCOME FROM INVESTMENT OPERATIONS:
Net investment income...............................................      0.63       0.63            0.32            0.65      0.65
Net realized and unrealized gain (loss) on investments..............      0.02      (0.19)           0.50           (0.91)     0.19
Total from investment operations....................................      0.65       0.44            0.82           (0.26)     0.84
LESS DISTRIBUTIONS FROM:
Net investment income...............................................     (0.64)     (0.64)          (0.32)          (0.64)    (0.65)
In excess of net investment income..................................         0          0               0               0         0
Net realized gains on investments...................................         0          0               0               0     (0.18)
Total distributions.................................................     (0.64)     (0.64)          (0.32)          (0.64)    (0.83)
NET ASSET VALUE END OF PERIOD.......................................   $  9.83    $  9.82         $ 10.02         $  9.52   $ 10.42
Total return (b)....................................................      6.77%      4.45%           8.77%          (2.57%)    8.29%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses....................................................      0.72%      0.79%           0.77%(a)        0.75%     0.93%
  Total expenses excluding indirectly paid expenses.................      0.72%        --              --              --        --
  Total expenses excluding waivers and reimbursements...............        --         --              --              --        --
  Net investment income.............................................      6.37%      6.35%           6.58%(a)        6.46%     6.15%
Portfolio turnover rate.............................................        45%        76%             34%             48%       73%
NET ASSETS END OF PERIOD (THOUSANDS)................................   $17,703    $18,630         $18,898         $19,127   $22,865

                                                                                                                 JANUARY 28, 1989
                                                                                                                 (COMMENCEMENT OF
                                                                                                                      CLASS
                                                    YEAR ENDED             NINE MONTHS                             OPERATIONS)
                                                   DECEMBER 31,               ENDED              YEAR ENDED          THROUGH
                                                 1992       1991      DECEMBER 31, 1990 (d)    MARCH 31, 1990     MARCH 31, 1989
CLASS A SHARES (CONTINUED)
NET ASSET VALUE BEGINNING OF PERIOD..........   $ 10.54    $  9.99           $  9.72               $ 9.50            $   9.70
INCOME FROM INVESTMENT OPERATIONS:
Net investment income........................      0.71       0.73              0.55                 0.79                0.10
Net realized and unrealized gain (loss) on
  investments................................     (0.06)      0.60              0.24                 0.20               (0.14)
Total from investment operations.............      0.65       1.33              0.79                 0.99               (0.04)
LESS DISTRIBUTIONS FROM:
Net investment income........................     (0.67)     (0.70)            (0.52)               (0.77)              (0.16)
In excess of net investment income...........         0      (0.01)                0                    0                   0
Net realized gains on investments............     (0.11)     (0.07)                0                    0                   0
Total distributions..........................     (0.78)     (0.78)            (0.52)               (0.77)              (0.16)
NET ASSET VALUE END OF PERIOD................   $ 10.41    $ 10.54           $  9.99               $ 9.72            $   9.50
Total return (b).............................      6.39%     13.74%             8.31%               10.51%              (0.31%)
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses.............................      0.90%      0.80%             1.01%(a)             1.00%               1.78%(a)
  Total expenses excluding indirectly paid
    expenses.................................        --         --                --                   --                  --
  Total expenses excluding waivers and
    reimbursements...........................        --       0.89%             1.82%(a)             1.50%                 --
  Net investment income......................      6.79%      7.30%             7.53%(a)             7.57%               6.10%(a)
Portfolio turnover rate......................        66%        53%               27%                  32%                 18%
NET ASSETS END OF PERIOD (THOUSANDS).........   $21,488    $17,680           $11,765               $6,496            $ 11,580

(a) Annualized.
(b) Excluding applicable sales charges.
(c) The Fund changed its fiscal year end from December 31 to June 30.
(d) The Fund changed its fiscal year end from March 31 to December 31.

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                    EVERGREEN
                           SHORT-INTERMEDIATE BOND FUND
                                                               (logo and picture
                        FINANCIAL HIGHLIGHTS (CONTINUED)            of flag)
                (FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)

                                                      YEAR ENDED           SIX MONTHS           YEAR ENDED
                                                       JUNE 30,               ENDED            DECEMBER 31,
                                                   1997       1996      JUNE 30, 1995 (c)          1994
CLASS B SHARES
NET ASSET VALUE BEGINNING OF PERIOD............   $  9.84    $ 10.04         $  9.54              $ 10.44
INCOME FROM INVESTMENT OPERATIONS:
Net investment income..........................      0.54       0.55            0.28                 0.58
Net realized and unrealized gain (loss) on
  investments..................................      0.01      (0.19)           0.50                (0.92)
Total from investment operations...............      0.55       0.36            0.78                (0.34)
LESS DISTRIBUTIONS FROM:
Net investment income..........................     (0.54)     (0.56)          (0.28)               (0.56)
Net realized gains on investments..............         0          0               0                    0
Total distributions............................     (0.54)     (0.56)          (0.28)               (0.56)
NET ASSET VALUE END OF PERIOD..................   $  9.85    $  9.84         $ 10.04              $  9.54
Total return (b)...............................      5.78%      3.62%           8.31%               (3.33%)
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses...............................      1.62%      1.69%           1.67%(a)             1.50%
  Total expenses excluding indirectly paid
    expenses...................................      1.62%        --              --                   --
  Net investment income........................      5.48%      5.45%           5.68%(a)             5.75%
Portfolio turnover rate........................        45%        76%             34%                  48%
NET ASSETS END OF PERIOD (THOUSANDS)...........   $22,237    $21,006         $17,366              $17,625

                                                   JANUARY 25, 1993
                                                    (COMMENCEMENT
                                                 OF CLASS OPERATIONS)
                                                       THROUGH
                                                  DECEMBER 31, 1993
CLASS B SHARES
NET ASSET VALUE BEGINNING OF PERIOD............         $10.57
INCOME FROM INVESTMENT OPERATIONS:
Net investment income..........................           0.58
Net realized and unrealized gain (loss) on
  investments..................................           0.05
Total from investment operations...............           0.63
LESS DISTRIBUTIONS FROM:
Net investment income..........................          (0.58)
Net realized gains on investments..............          (0.18)
Total distributions............................          (0.76)
NET ASSET VALUE END OF PERIOD..................         $10.44
Total return (b)...............................           6.08%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses...............................           1.57%(a)
  Total expenses excluding indirectly paid
    expenses...................................             --
  Net investment income........................           5.42%(a)
Portfolio turnover rate........................             73%
NET ASSETS END OF PERIOD (THOUSANDS)...........         $8,876

(a) Annualized.
(b) Excluding applicable sales charges.
(c) The Fund changed its fiscal year end from December 31 to June 30.

                                                                           YEAR ENDED          SIX MONTHS
                                                                            JUNE 30,              ENDED
                                                                         1997      1996     JUNE 30, 1995 (c)
CLASS C SHARES
NET ASSET VALUE BEGINNING OF PERIOD..................................   $ 9.84    $10.05         $  9.55
INCOME FROM INVESTMENT OPERATIONS:
Net investment income................................................     0.54      0.55            0.26
Net realized and unrealized gain (loss) on investments...............     0.01     (0.20)           0.50
Total from investment operations.....................................     0.55      0.35            0.76
LESS DISTRIBUTIONS FROM:
Net investment income................................................    (0.54)    (0.56)          (0.26)
Total distributions..................................................    (0.54)    (0.56)          (0.26)
NET ASSET VALUE END OF PERIOD........................................   $ 9.85    $ 9.84         $ 10.05
Total return (b).....................................................     5.77%     3.51%           8.23%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses.....................................................     1.62%     1.69%           1.67%(a)
  Total expenses excluding indirectly paid expenses..................     1.62%       --              --
  Net investment income..............................................     5.47%     5.46%           5.69%(a)
  Portfolio turnover rate............................................       45%       76%             34%
NET ASSETS END OF PERIOD (THOUSANDS).................................   $1,029    $1,155         $   527

                                                                        SEPTEMBER 6, 1994
                                                                          COMMENCEMENT OF
                                                                         CLASS OPERATION
                                                                             THROUGH
                                                                        DECEMBER 31, 1994
CLASS C SHARES
NET ASSET VALUE BEGINNING OF PERIOD..................................         $ 9.85
INCOME FROM INVESTMENT OPERATIONS:
Net investment income................................................           0.18
Net realized and unrealized gain (loss) on investments...............          (0.30)
Total from investment operations.....................................          (0.12)
LESS DISTRIBUTIONS FROM:
Net investment income................................................          (0.18)
Total distributions..................................................          (0.18)
NET ASSET VALUE END OF PERIOD........................................         $ 9.55
Total return (b).....................................................          (1.27%)
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses.....................................................           1.65%(a)
  Total expenses excluding indirectly paid expenses..................             --
  Net investment income..............................................           5.87%(a)
  Portfolio turnover rate............................................             48%
NET ASSETS END OF PERIOD (THOUSANDS).................................         $  512

(a) Annualized.
(b) Excluding applicable sales charges.
(c) The Fund changed its fiscal year end from December 31 to June 30.

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                    EVERGREEN
(logo and a picture        SHORT-INTERMEDIATE BOND FUND
     of flag)
                        FINANCIAL HIGHLIGHTS (CONTINUED)
                (FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)

                                              YEAR ENDED            SIX MONTHS
                                               JUNE 30,                ENDED              YEAR ENDED DECEMBER 31,
                                           1997        1996      JUNE 30, 1995 (b)      1994        1993       1992
CLASS Y SHARES
NET ASSET VALUE BEGINNING OF PERIOD...   $   9.82    $  10.02        $    9.52        $  10.43    $  10.41   $  10.54
INCOME FROM INVESTMENT OPERATIONS:
Net investment income.................       0.64        0.64             0.33            0.65        0.69       0.70
Net realized and unrealized gain
  (loss) on investments...............       0.02       (0.19)            0.49           (0.91)       0.19      (0.02)
Total from investment operations......       0.66        0.45             0.82           (0.26)       0.88       0.68
LESS DISTRIBUTIONS FROM:
Net investment income.................      (0.65)      (0.65)           (0.32)          (0.65)      (0.68)     (0.70)
In excess of net investment income....          0           0                0               0           0          0
Net realized gains on investments.....          0           0                0               0       (0.18)     (0.11)
Total distributions...................      (0.65)      (0.65)           (0.32)          (0.65)      (0.86)     (0.81)
NET ASSET VALUE END OF PERIOD.........   $   9.83    $   9.82        $   10.02        $   9.52    $  10.43   $  10.41
Total return..........................       6.88%       4.63%            8.80%          (2.55%)      8.67%      6.64%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses......................       0.62%       0.69%            0.67%(a)        0.65%       0.66%      0.69%
  Total expenses excluding indirectly
    paid expenses.....................       0.62%         --               --              --          --         --
  Net investment income...............       6.48%       6.45%            6.68%(a)        6.56%       6.41%      6.67%
Portfolio turnover rate...............         45%         76%              34%             48%         73%        66%
NET ASSETS END OF PERIOD
  (THOUSANDS).........................   $357,706    $352,095        $ 347,050        $345,025    $376,445   $324,068

                                         JANUARY 4, 1991
                                        (COMMENCEMENT OF
                                        CLASS OPERATIONS)
                                             THROUGH
                                        DECEMBER 31, 1991
CLASS Y SHARES
NET ASSET VALUE BEGINNING OF PERIOD...      $   10.06
INCOME FROM INVESTMENT OPERATIONS:
Net investment income.................           0.71
Net realized and unrealized gain
  (loss) on investments...............           0.56
Total from investment operations......           1.27
LESS DISTRIBUTIONS FROM:
Net investment income.................          (0.71)
In excess of net investment income....          (0.01)
Net realized gains on investments.....          (0.07)
Total distributions...................          (0.79)
NET ASSET VALUE END OF PERIOD.........      $   10.54
Total return..........................          13.80%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses......................           0.69%(a)
  Total expenses excluding indirectly
    paid expenses.....................             --
  Net investment income...............           7.12%(a)
Portfolio turnover rate...............             53%
NET ASSETS END OF PERIOD
  (THOUSANDS).........................      $ 256,254

(a) Annualized.
(b) The Fund changed its fiscal year end from December 31 to June 30.

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                     KEYSTONE
                       CAPITAL PRESERVATION AND INCOME FUND   (logo and picture
                                                                  of capital)
                            SCHEDULE OF INVESTMENTS
                                 June 30, 1997

PRINCIPAL
  AMOUNT                                              VALUE

ADJUSTABLE-RATE MORTGAGE SECURITIES-- 91.3%

             FHLMC-- 44.4%
$1,291,156   FHLMC Pool #846163, Cap 13.08%,
               Margin 1.99% + WTAL, Resets
               Annually
               7.66%, 7/1/30...................... $ 1,349,465
 1,507,099   FHLMC Pool #605386, Cap 12.89%,
               Margin 2.12% + CMT, Resets Annually
               7.95%, 9/1/17......................   1,582,212
 1,637,125   FHLMC Pool #605343, Cap 13.60%,
               Margin 2.13% + CMT, Resets Annually
               7.83%, 3/1/19......................   1,692,341
   141,104   FHLMC Pool #645062, Cap 14.11%,
               Margin 2.31% + CMT, Resets Annually
               8.10%, 5/1/19......................     146,461
   145,638   FHLMC Pool #785114, Cap 13.23%,
               Margin 2.13% + CMT, Resets Annually
               7.81%, 7/1/19......................     153,147
   587,551   FHLMC Pool #865220, Cap 15.05%,
               Margin 2.35% + WTAL, Resets
               Triennially
               8.37%, 4/1/20......................     606,741
    69,528   FHLMC Pool #785147, Cap 12.79%,
               Margin 2.02% + CMT, Resets Annually
               7.68%, 5/1/20......................      72,069
   725,921   FHLMC Pool #606541, Cap 13.56%,
               Margin 2.04% + CMT, Resets Annually
               7.71%, 3/1/21......................     761,084
 2,257,810   FHLMC Pool #845039, Cap 12.50%,
               Margin 2.09% + CMT, Resets Annually
               7.82%, 10/1/21.....................   2,338,245
 1,369,007   FHLMC Pool #606679, Cap 12.07%,
               Margin 2.16% + CMT, Resets Annually
               7.97%, 10/1/21.....................   1,437,882
 1,916,889   FHLMC Pool #845063, Cap 12.05%,
               Margin 2.18% + CMT, Resets Annually
               7.91%, 11/1/21.....................   1,991,168
 2,263,629   FHLMC Pool #845070, Cap 11.84%,
               Margin 2.12% + CMT, Resets Annually
               7.80%, 1/1/22......................   2,359,834




 PRINCIPAL
  AMOUNT                                             VALUE
   ADJUSTABLE-RATE MORTGAGE SECURITIES-- CONTINUED
             FHLMC-- CONTINUED
$1,088,728   FHLMC Pool #845082, Cap 12.34%,
               Margin 1.98% + CMT, Resets Annually
               7.58%, 3/1/22...................... $ 1,122,071
 4,051,462   FHLMC Pool #607352, Cap 13.62%,
               Margin 2.17% + CMT, Resets Annually
               7.84%, 4/1/22......................   4,267,972
 3,452,568   FHLMC Pool #846298, Cap 13.04%,
               Margin 1.85% + CMT, Resets Annually
               7.44%, 8/1/22......................   3,589,048
             TOTAL FHLMC..........................  23,469,740
             FNMA-- 46.9%
 1,402,664   FNMA Pool #124497, Cap 12.97%,
               Margin 2.80% + CMT, Resets Annually
               7.78%, 9/1/22......................   1,477,188
 1,040,611   FNMA Pool #094564, Cap 15.86%,
               Margin 1.98% + CMT, Resets Annually
               7.70%, 1/1/16......................   1,088,094
   448,069   FNMA Pool #092086, Cap 15.47%,
               Margin 2.08% + CMT, Resets Annually
               7.85%, 10/1/16.....................     466,691
   739,969   FNMA Pool #070033, Cap 14.35%,
               Margin 1.75% + CMT, Resets Annually
               7.50%, 10/1/17.....................     768,872
 3,318,250   FNMA Pool #070119, Cap 12.01%,
               Margin 2.00% + CMT, Resets Annually
               7.68%, 11/1/17.....................   3,450,980
   302,549   FNMA Pool #062610, Cap 12.75%,
               Margin 2.13% + CMT, Resets Annually
               7.75%, 6/1/18......................     316,826
 2,589,728   FNMA Pool #090678, Cap 13.14%,
               Margin 2.18% + CMT, Resets Annually
               7.91%, 9/1/18......................   2,732,163
 1,059,213   FNMA Pool #124015, Cap 13.24%,
               Margin 2.57% + CMT, Resets Annually
               7.57%, 11/1/18.....................   1,100,925

                                  (CONTINUED)

                                     KEYSTONE
                       CAPITAL PRESERVATION AND INCOME FUND
(logo and picture
    of capital)       SCHEDULE OF INVESTMENTS (CONTINUED)
                                 June 30, 1997


PRINCIPAL
  AMOUNT                                              VALUE

ADJUSTABLE-RATE MORTGAGE SECURITIES-- CONTINUED
      FNMA-- CONTINUED

$ 311,452    FNMA Pool #114714, Cap
               12.62%,
               Margin 1.75% + CMT, Resets
               Annually
               7.47%, 3/1/19.............$  323,814
  307,339    FNMA Pool #105007, Cap
               13.13%,
               Margin 2.03% + CMT, Resets
               Annually
               7.85%, 7/1/19.............   318,240
1,274,325    FNMA Pool #095405, Cap
               13.70%,
               Margin 2.08% + CMT, Resets
               Annually
               7.83%, 12/1/19............ 1,321,316
  162,598    FNMA Pool #391290, Cap
               12.68%,
               Margin 2.72% + CMT, Resets
               Annually
               7.74%, 2/1/17.............   167,096
  539,539    FNMA Pool #102905, Cap
               13.08%,
               Margin 2.00% + CMT, Resets
               Annually
               7.74%, 7/1/20.............   567,358
  481,731    FNMA Pool #142963, Cap
               11.03%,
               Margin 2.63% + CMT, Resets
               Annually
               7.45%, 1/1/22.............   498,591
6,564,994    FNMA Pool #124289, Cap
               13.44%,
               Margin 2.01% + CMT, Resets
               Annually
               7.70%, 9/1/21............. 6,889,171
  990,524    FNMA Pool #124204, Cap
               13.60%,
               Margin 2.01% + CMT, Resets
               Annually
               7.72%, 1/1/22............. 1,038,970
  252,868    FNMA Pool #070327, Cap
               12.95%,
               Margin 2.75% + CMT, Resets
               Annually
               7.60%, 6/1/19.............   262,510

   PRINCIPAL
     AMOUNT                                  VALUE

ADJUSTABLE-RATE MORTGAGE SECURITIES-- CONTINUED
             FNMA-- CONTINUED
$1,865,470   FNMA Pool #124945, Cap
               12.73%,
               Margin 2.11% + CMT, Resets
               Annually
               7.81%, 1/1/31.............$  1,966,914
             TOTAL FNMA..................  24,755,719
             TOTAL ADJUSTABLE-RATE
               MORTGAGE SECURITIES
               (COST-- $47,698,037)......  48,225,459



FIXED RATE MORTGAGE SECURITIES-- 2.2%
               FHLMC-- 0.1%
    24,914     FHLMC CMO, Series 11 Class 11C,
               (Est. Mat. 1998) (b)
               9.50%, 4/15/19............
                                             25,771
  FNMA-- 2.1%
   355,662   FNMA Pool #100051
               9.50%, 4/1/05.............   371,778
   462,692   FNMA Pool #002497
               11.00%, 1/1/16............   510,798
   230,612   FNMA Pool #058442
               11.00%, 1/1/18............   254,462
             TOTAL FNMA.................. 1,137,038
             TOTAL FIXED RATE MORTGAGE
               SECURITIES
               (COST-- $1,158,066)....... 1,162,809





U.S. TREASURY NOTES-- 3.7%
  (COST-- $1,958,136)
 1,950,000   U.S. Treasury Notes
               6.63%, 4/30/02............ 1,967,979


REPURCHASE AGREEMENT-- 1.4% (COST-- $742,000)
   742,000   Keystone Joint Repurchase
               Agreement (Investments in
               repurchase agreements, in
               a joint trading account,
               6.04% dated 6/30/97, due
               7/1/97, maturity value
               $742,125 (a)).............   742,000
             TOTAL INVESTMENTS
               (COST-- $51,556,239)......      98.6%  52,098,247

             OTHER ASSETS AND
               LIABILITIES-- NET.........       1.4     721,440
             NET ASSETS--................    100.0% $52,819,687

(a) The repurchase agreements are fully collateralized by U.S. government and/or agency obligations based on market prices at June 30, 1997.
(b) The estimated maturity of a Collateralized Motgage Obligation (CMO) is based on current and projected prepayment rates. Changes in interest rates can cause the estimated maturity to differ from the listed dates.

LEGEND OF PORTFOLIO ABBREVIATIONS
CMT-- 1, 3, or 5 year Constant Maturity Treasury Index
FHLMC-- Federal Home Loan Mortgage Corporation
FNMA-- Federal National Mortgage Association
WTAL-- 1 or 3 year Weekly Treasury Average Lookback Index

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                    EVERGREEN                  (logo and picture
                           INTERMEDIATE-TERM BOND FUND               of star)

                            SCHEDULE OF INVESTMENTS
                                 June 30, 1997

 PRINCIPAL
  AMOUNT                                             VALUE

CORPORATE BONDS-- 19.2%
              BANKS-- 5.0%
$   500,000   Cenfed Financial Corp., Senior
                Debenture (a),
                11.17%, 12/15/01................. $    533,750
    800,000   Harris Bancorp.,
                9.38%, 6/1/01....................      868,088
  2,000,000   NationsBank Corp.,
                8.13%, 6/15/02...................    2,108,780
  4,000,000   NBD Bank N.A.,
                Subordinated Note,
                8.25%, 11/1/24...................    4,461,932
                                                     7,972,550
              FINANCE & INSURANCE-- 7.8%
  6,500,000   Associates Corporation North
                America, Note,
                5.96%, 5/15/37...................    6,514,196
  2,500,000   General Electric Capital Corp.,
                6.29%, 12/15/07..................    2,473,247
  1,000,000   Goldman Sachs Group L.P. (a),
                6.38%, 6/15/00...................      990,333
  1,500,000   Grand Metropolitan Investment
                Corp.,
                6.50%, 9/15/99...................    1,504,614
  1,000,000   KFW International Finance,
                Guaranteed Note,
                8.85%, 6/15/99...................    1,046,610
                                                    12,529,000
              INDUSTRIAL SPECIALTY PRODUCTS & SERVICES-- 3.2%
  2,000,000   Baxter International, Inc.,
                9.25%, 12/15/99..................    2,125,250
    600,000   Deere & Co.,
                8.95%, 6/15/19...................      673,289
  2,000,000   Jet Equipment Trust, (a)
                9.41%, 6/15/10...................    2,292,488
                                                     5,091,027
              UTILITIES-- 3.2%
  3,100,000   ALLTEL Corp.,
                6.50%, 11/1/13...................    2,857,199
  2,000,000   Carolina Power & Light Co.,
                8.63%, 9/15/21...................    2,272,160
                                                     5,129,359
              TOTAL CORPORATE BONDS
                (COST $30,200,050)...............   30,721,936

  PRINCIPAL
   AMOUNT                                             VALUE
MORTGAGE-BACKED SECURITIES-- 20.7%
              Federal Home Loan Mortgage Corp.,
$ 2,521,993   6.55%, 9/1/26...................... $  2,593,539
  2,027,061   7.50%, 5/1/09......................    2,058,734
  1,210,345   8.00%, 10/1/25.....................    1,241,776
  1,293,208   Federal National Mortgage
                Association,
                6.69%, 12/1/25...................    1,328,618
              Government National Mortgage
                Association,
  1,400,389   6.00%, 6/20/26.....................    1,406,241
  8,356,714   6.50%, 10/15/23-- 10/20/26.........    8,362,955
  3,922,487   7.00%, 9/20/25-- 3/15/26...........    3,919,730
  3,087,455   7.13%, 7/20/25.....................    3,182,360
  3,599,131   7.50%, 9/15/23-- 3/15/26...........    3,616,198
  3,144,302   8.00%, 10/15/24....................    3,216,030
  1,209,660   9.00%, 4/15/20-- 8/15/21...........    1,278,837
    563,266   9.50%, 2/15/21.....................      607,799
    414,383   Paine Webber Trust P-3,
                9.00%, 10/1/12...................      417,549
              TOTAL MORTGAGE-BACKED SECURITIES
                (COST $33,064,340)...............   33,230,366

U. S. AGENCY OBLIGATIONS-- 3.7%

  2,500,000   Farm Credit Systems Financial
                Assistance Co.,
                8.80%, 6/10/05...................    2,814,268
  3,000,000   Federal Home Loan Bank,
                Consolidated Bond,
                7.70%, 9/20/04...................    3,174,930
              TOTAL U. S. AGENCY OBLIGATIONS
                (COST $5,651,434)................    5,989,198
U. S. TREASURY OBLIGATIONS-- 28.0%
              U.S. Treasury Bonds:
 11,450,000   6.88%, 8/15/25.....................   11,489,354
  4,500,000   7.50%, 11/15/16....................    4,810,779
  1,400,000   8.75%, 5/15/17.....................    1,684,812
  3,950,000   8.88%, 8/15/17.....................    4,810,357
              U.S. Treasury Notes:
  1,400,000   5.13%, 12/31/98....................    1,383,812
 12,900,000   5.63%, 8/31/97.....................   12,904,024
  6,100,000   6.38%, 1/15/99.....................    6,138,125
  1,600,000   8.25%, 7/15/98.....................    1,639,000
              TOTAL U.S. TREASURY OBLIGATIONS
                (COST $44,311,257)...............   44,860,263

                                  (CONTINUED)

                                    EVERGREEN
                           INTERMEDIATE-TERM BOND FUND
(logo and picture of
      star)              SCHEDULE OF INVESTMENTS (CONTINUED)
                                 June 30, 1997

 PRINCIPAL
  AMOUNT                                             VALUE


YANKEE OBLIGATIONS-- 14.5%
              Bayerische Landesbank Girozen
                New York,
                Tranche Sr 00001,
$2,500,000      6.38%, 8/31/00............    $2,492,183
                Tranche Trust 00007,
 2,000,000      6.20%, 2/9/06.............     1,907,344
 3,000,000    Hydro-Quebec,
                8.00%, 2/1/13...........       3,160,257
 3,500,000    Japan Finance Corp. Municipal
                Enterprises, Guaranteed Bond,
                6.85%, 4/15/06..........       3,504,071
 2,000,000    Manitoba Province (Canada),
                8.00%, 4/15/02..........       2,109,140
   800,000    Petro Canada Ltd.,
                8.60%, 1/15/10..........         907,463
 5,300,000    Philips Electers N V,
                Debenture,
                7.13%, 5/15/25..........       5,282,685
             Svenska Handelsbanken,
 2,000,000     8.13%, 8/15/07............      2,123,682
 1,000,000      8.35%, 7/15/04............     1,075,661
   700,000   Westpac Banking,
                Subordinated Debenture,
                9.13%, 8/15/01..........         758,563
             TOTAL YANKEE OBLIGATIONS
                (COST $22,612,971)......      23,321,049

   PRINCIPAL
    AMOUNT                                          VALUE
REPURCHASE AGREEMENT-- 12.8%
$20,495,557   Donaldson, Lufkin &
                Jenrette Securities
                Corp, 5.90% dated
                6/30/97, due 7/1/97,
                maturity value
                $20,498,916
                (collateralized by
                $20,553,000 U.S.
                Treasury Notes, 5.00%,
                due 1/31/98; value,
                including accrued
                interest $20,905,756)
                (cost $20,495,557)......          $ 20,495,557
              TOTAL INVESTMENTS--
                (COST $156,335,609).....   98.9%   158,618,369
              OTHER ASSETS AND
                LIABILITIES-- NET.......     1.1     1,807,246
              NET ASSETS--..............  100.0%  $160,425,615

(a) Securities that may be sold to qualified institutional buyers under Rule 144A or securities offered pursuant to Section 4(2) of the Securities Act of 1933, as amended. These securities have been determined to be liquid under guidelines established by the Board of Trustees.

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                     KEYSTONE           (logo and picture
                           INTERMEDIATE TERM BOND FUND        of stars)

                            SCHEDULE OF INVESTMENTS
                                 June 30, 1997

PRINCIPAL
  AMOUNT                                              VALUE

ASSET-BACKED SECURITIES-- 6.1%
$1,000,000   Southern Pacific Secured Assets
               Corporation, Series 1996-3 Class
               A4,
               7.60%, 10/25/27.................... $ 1,001,875
   750,000   U.S. Home Equity Loan Asset Backed,
               Series 1991-2 Class B,
               9.13%, 4/15/21.....................     752,812
             TOTAL ASSET-BACKED SECURITIES
               (COST $1,748,125)..................   1,754,687

CORPORATE BONDS-- 31.2%
             DIVERSIFIED-- 1.7%
   500,000   Belo (A. H.) Corporation,
               Senior Note,
               7.13%, 6/1/07......................     495,723
             FINANCE & BANKING-- 15.3%
 1,000,000   Amsouth Bancorporation,
               Sub Debentures Puttable 2005,
               6.75%, 11/1/25.....................     977,750
 1,250,000   Chase Manhattan Corporation,
               Subordinated Notes,
               9.38%, 7/1/01......................   1,358,712
 1,000,000   CIT Group Holdings Incorporated,
               Medium Term Note, Tranche Trust
               00001,
               9.25%, 3/15/01.....................   1,083,480
   500,000   General Mtrs Acceptance Corporation,
               Note,
               7.13%, 5/1/01......................     506,015
   500,000   Prudential Insurance, Note (b),
               7.13%, 7/1/07......................     499,000
                                                     4,424,957
             INDUSTRIALS-- 12.5%
   700,000   Ford Motor Co., Debenture,
               9.00%, 9/15/01.....................     756,252
   800,000   Occidental Petroleum Corporation,
               Medium Term Note, Tranche Trust
               00134,
               8.50%, 11/9/01.....................     847,336
 1,000,000   Philip Morris Cos Inc., Senior Note,
               7.20%, 2/1/07......................     986,760
 1,000,000   Transocean Offshore Inc, Note,
               7.45%, 4/15/27.....................   1,028,740
                                                     3,619,088
             TRANSPORTATION-- 1.7%
   500,000   Norfolk Southern Corporation, Note,
               7.05%, 5/1/37......................     507,470
             TOTAL CORPORATE BONDS
               (COST $9,126,551)..................   9,047,238
     PRINCIPAL
       AMOUNT                                        VALUE
COLLATERALIZED MORTGAGE OBLIGATIONS-- 27.5%
$  500,000   Chase Commercial Mortgage Security
               Corporation (a),
               7.37%, 6/19/29..................... $   508,281
   478,831   Chase Mortgage Finance Corporation
               (a)(b),
               7.87%, 11/25/25....................     468,207
   443,548   Criimi Mae Financial Corporation (a),
               7.00%, 1/1/33......................     433,984
 1,000,000   Federal National Mortgage Association
               Guaranteed (a)(d),
               3.26%, 8/25/23.....................     758,125
   653,517   GE Capital Mortgage Services
               Incorporated (a),
               6.50%, 3/25/24.....................     626,355
   500,000   Merrill Lynch Trust (a),
               8.45%, 11/1/18.....................     525,000
   700,000   Morgan Stanley Capital I
               Incorporated,
               1997 C1 Class B (a),
               7.69%, 1/15/07.....................     724,719
   953,300   Paine Webber Mortgage Acceptance
               Corporation (a),
               7.50%, 5/25/23.....................     951,214
 1,250,000   Resolution Trust Corp. (a),
               7.50%, 10/25/28....................   1,256,055
   698,466   Ryland Acceptance Corporation Four
               (a),
               7.95%, 1/1/19......................     709,159
   996,752   Independent National Mortgage Corp. (a)(b),
             7.84%, 12/26/26......................   1,000,413
             TOTAL COLLATERALIZED MORTGAGE
               OBLIGATIONS
               (COST $7,870,825)..................   7,961,512
U.S. AGENCY OBLIGATIONS-- 2.6% (COST $749,062)
   750,000   Federal Home Loan Mortgage Corp,
               Global Note,
               6.70%, 1/5/07......................     745,080
U.S. TREASURY OBLIGATIONS-- 6.2% (COST $1,796,303)
 1,810,000   U.S. Treasury Notes,
               6.50%, 10/15/06....................   1,802,362
FOREIGN BONDS-- (US DOLLAR DENOMINATED)-- 15.4%
   500,000   Export Import Bank Korea, Note,
               7.10%, 3/15/07.....................     504,570
 1,250,000   Fomento Economico Mexico,
               Euro-Dollars,
               9.50%, 7/22/97.....................   1,250,000
   500,000   Korea Electric Power Corp, Debenture,
               7.00%, 2/1/27......................     490,205

                                  (CONTINUED)

                                     KEYSTONE
                           INTERMEDIATE TERM BOND FUND
(logo and picture
    of stars)         SCHEDULE OF INVESTMENTS (CONTINUED)
                                 June 30, 1997

PRINCIPAL
  AMOUNT                                              VALUE
FOREIGN BONDS-- (US DOLLAR DENOMINATED)--
      CONTINUED
$1,000,000   Southern Peru Limited,
               Secured Export Note (b),
               7.90%, 5/30/07.............$1,019,400
 1,200,000   Telebras,
               10.38%, 9/9/97............. 1,210,500
             TOTAL FOREIGN BONDS--
               (US DOLLAR DENOMINATED)
               (COST $4,453,359).......... 4,474,675

FOREIGN BONDS-- (NON-US DOLLAR DENOMINATED)-- 8.8%
 1,150,000   Canada Government,
       CAD     Canadian Series A79,
               8.75%, 12/1/05............. 967,917
 3,698,000   Denmark Kingdom,
       DKK     7.00%, 11/15/07..............585,061

 PRINCIPAL
   AMOUNT                                              VALUE

FOREIGN BONDS-- (NON-US DOLLAR DENOMINATED)--
      CONTINUED
 1,575,000   Germany Federal Republic,
       DEM   6.88%, 5/12/05...............  986,125
    18,000   Nykredit,
       DKK   6.00%, 10/1/26...............    2,463
             TOTAL FOREIGN BONDS--
               (NON-US DOLLAR DENOMINATED)
               (COST $2,689,307)..........  2,541,566




REPURCHASE AGREEMENT-- 0.8%
$  243,000   Keystone Joint Repurchase
               Agreement, (Investments in
               repurchase agreements, in a
               joint trading account,
               6.04% dated 6/30/97, due
               7/1/97, maturity value
               $243,043(c))
               (cost $243,000)............              243,000
             TOTAL INVESTMENTS--
               (COST $28,676,532).........   98.6%   28,570,120


             OTHER ASSETS AND
               LIABILITIES-- NET..........     1.4     397,464
             NET ASSETS--.................  100.0% $28,967,584

(a) The estimated maturity of a Collateralized Mortgage Obligation ("CMO") is based on current and projected prepayment rates. Changes in interest rates can cause the estimated maturity to differ from the listed date.

(b) Securities that may be sold to qualified institutional buyers under Rule 144A or securities offered pursuant to Section 4(2) of the Securities Act of 1933, as amended. These securities have been determined to be liquid under guidelines established by the Board of Trustees.
(c) The repurchase agreements are fully collateralized by U.S. government and/or agency obligations based on market prices at June 30, 1997.
(d) Inverse floater, resets monthly.

LEGEND OF PORTFOLIO ABBREVIATIONS
CAD-- Canadian Dollar
DKK-- Danish Kroner
DEM-- German Deutschemark

FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS

                                                                                        NET UNREALIZED
EXCHANGE                                            U.S. $ VALUE AT     IN EXCHANGE     APPRECIATION/
  DATE                                               JUNE 30, 1997      FOR U.S. $      (DEPRECIATION)
Forward Foreign Currency Exchange Contracts to
Buy:
             Contracts to Receive
8/12/97          1,150,000       Deutsche Marks        $ 661,452           679,790         $(18,338)
Forward Foreign Currency Exchange Contracts to
Sell:
             Contracts to Deliver
8/27/97          1,324,225     Canadian Dollars          962,359           970,947            8,588
8/12/97          2,860,000     Deutsche Marks          1,645,000         1,675,255           30,255
8/20/97          4,041,900     Danish Krone              610,524           627,098           16,574
                                                                                           $ 55,417

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                    EVERGREEN                  (logo and picture
                   INTERMEDIATE-TERM GOVERNMENT SECURITIES FUND    of George
                                                                   Washington)
                            SCHEDULE OF INVESTMENTS
                                 June 30, 1997

PRINCIPAL
  AMOUNT                                              VALUE
MORTGAGE-BACKED SECURITIES-- 19.4%
$5,000,000   Federal Home Loan Mortgage Corp.,
               5.60%, 2/15/13..................... $ 4,975,120
 4,250,909   Federal Home Loan Mortgage Corp.
               Gold,
               9.00%, 1/1/17......................   4,552,550
 3,688,718   Federal National Mortgage Assn.,
               7.00%, 3/1/24......................   3,639,285
 1,000,000   U.S. Department of Veteran Affairs,
               7.00%, 5/15/12.....................   1,002,350
             TOTAL MORTGAGE-BACKED SECURITIES
               (COST $14,039,691).................  14,169,305

U.S. AGENCY OBLIGATIONS-- 10.4%
 1,300,000   Federal Home Loan Bank,
               8.60%, 1/25/00.....................   1,370,776
             Federal National Mortgage Assn.,
 2,000,000   7.50%, 2/11/02.......................   2,077,826
 2,000,000   7.875%, 2/24/05......................   2,137,652
 2,000,000   Tennessee Valley Authority,
               6.375%, 6/15/05....................   1,960,340
             TOTAL U.S. AGENCY OBLIGATIONS
               (COST $7,352,820)..................   7,546,594
U.S. TREASURY OBLIGATIONS-- 77.9%
             U.S. Treasury Notes:
 4,500,000   5.50%, 2/28/99.......................   4,463,437
 6,800,000   5.88%, 1/31/99.......................   6,787,250
   500,000   6.00%, 11/30/97......................     500,937
 3,400,000   6.00%, 9/30/98.......................   3,404,250
 3,500,000   6.13%, 12/31/01......................   3,467,188
 4,000,000   6.25%, 7/31/98.......................   4,018,748
 4,000,000   6.38%, 7/15/99.......................   4,023,748
  PRINCIPAL
   AMOUNT                                              VALUE

U.S. TREASURY OBLIGATIONS-- CONTINUED
             U.S. Treasury Notes-- continued
$3,000,000   6.50%, 4/30/99....................... $ 3,023,436
 3,000,000   6.63%, 6/30/01.......................   3,030,936
 1,000,000   6.75%, 4/30/00.......................   1,013,437
 4,300,000   7.00%, 7/15/06.......................   4,424,967
 4,000,000   7.50%, 10/31/99......................   4,115,000
 2,000,000   7.50%, 11/15/01......................   2,085,000
 2,000,000   7.50%, 5/15/02.......................   2,093,124
 3,250,000   7.50%, 2/15/05.......................   3,439,920
 1,700,000   7.88%, 4/15/98.......................   1,728,155
 3,500,000   7.88%, 11/15/04......................   3,776,717
 1,300,000   8.50%, 11/15/00......................   1,386,531
             TOTAL U. S. TREASURY OBLIGATIONS
               (COST $56,635,374).................  56,782,781
REPURCHASE AGREEMENT-- 1.4%
 1,039,957   Donaldson, Lufkin & Jenrette
               Securities Corp., 5.90% dated
               6/30/97, due 7/1/97, maturity value
               $1,040,127 (collateralized by
               $347,000 U.S. Treasury Bonds,
               11.25%, due 2/15/15; $540,000 U.S.
               Treasury Bills, due 7/3/97; value,
               including accrued interest
               $1,061,419)
               (cost $1,039,957)..................   1,039,957


             TOTAL INVESTMENTS--
               (COST $79,067,842).........  109.1%  79,538,637
             OTHER ASSETS AND
               LIABILITIES-- NET..........   (9.1) (6,625,429)
             NET ASSETS--.................  100.0% $72,913,208

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

(logo and picture of                EVERGREEN
     a flag)               SHORT-INTERMEDIATE BOND FUND

                            SCHEDULE OF INVESTMENTS
                                 June 30, 1997

 PRINCIPAL
  AMOUNT                                             VALUE
ASSET-BACKED SECURITIES-- 12.2%
$ 4,334,324   Advanta Home Equity Loan Trust,
                7.20%, 11/25/08.................. $  4,379,662
    541,975   Bank of West Trust,
                9.50%, 2/15/05...................      547,075
  1,750,000   Case Equipment Loan Trust,
                6.45%, 9/15/02...................    1,719,865
  2,000,000   EQCC Home Equity Loan Trust,
                5.82%, 9/15/09...................    1,983,940
  3,309,037   FCC Grantor Trust,
                9.00%, 7/15/97...................    3,306,489
  2,020,649   First Bank Auto Receivable,
                8.30%, 1/15/00...................    2,051,646
  3,082,064   First Security Auto Grantor Trust,
                6.25%, 1/15/01...................    3,099,016
    483,220   Fleet Financial Home Equity Trust,
                6.70%, 1/16/06-- 10/15/06........      485,893
  6,439,643   Fleetwood Credit Grantor Trust,
                4.95%, 8/15/08...................    6,334,483
  7,500,000   Household Affinity Credit Card
                Master Trust,
                7.20%, 12/15/99..................    7,567,650
  1,259,186   SCFC Recreational Vehicle Loan
                Trust,
                7.25%, 9/15/06...................    1,267,887
              Western Financial Grantor Trust:
  4,828,859   5.88%, 3/1/02......................    4,819,684
  2,179,177   6.20%, 2/1/02......................    2,188,155
  9,000,000   Xerox Rental Equipment Trust (a),
                6.20%, 12/26/05..................    8,956,406
              TOTAL ASSET-BACKED SECURITIES
                (COST $48,706,732)...............   48,707,851




CORPORATE BONDS-- 24.8%
              BANKS-- 7.5%
  3,400,000   Abbey National Plc,
                6.69%, 10/17/05..................    3,330,909
  3,350,000   Amsouth Bancorporation,
                6.75%, 11/1/25...................    3,287,057
  3,000,000   Cenfed Financial Corp. (a),
                11.17%, 12/15/01.................    3,202,500
  2,000,000   Chase Manhattan Corporation,
                8.00%, 5/15/04...................    2,046,792
              First Chicago Corp.:
  4,000,000   9.00%, 6/15/99.....................    4,187,408
  2,000,000   9.20%, 12/17/01....................    2,180,510
  5,000,000   First Security Corp.,
                6.40%, 2/10/03...................    4,854,390
  PRINCIPAL
   AMOUNT                                             VALUE

CORPORATE BONDS-- CONTINUED
              BANKS-- CONTINUED
$ 6,000,000   National Bank of Canada,
                8.13%, 8/15/04................... $  6,316,668
    500,000   Security Pacific Corp.,
                10.45%, 5/8/01...................      559,918
                                                    29,966,152
              ENERGY-- 0.5%
  2,000,000   Ras Laffan Liquefied Natural Gas
                (a),
                7.63%, 9/15/06...................    2,033,704
              FINANCE & INSURANCE-- 13.4%
  2,000,000   American Express Credit Corp.,
                6.25%, 8/10/05...................    1,981,028
  3,000,000   Associated P&C Holdings, Inc. (a),
                6.75%, 7/15/03...................    2,893,680
  3,000,000   Bear Stearns Co., Inc.,
                7.63%, 4/15/00...................    3,075,390
  1,000,000   Horace Mann Educators Corp.,
                6.63%, 1/15/06...................      963,587
              Lehman Brothers Holdings, Inc.:
  5,000,000   6.63%, 11/15/00....................    4,979,145
  2,500,000   6.84%, 10/7/99.....................    2,510,392
  5,000,000   8.88%, 3/1/02......................    5,357,505
              Metropolitan Life Insurance Co.
                (a):
  5,000,000   6.30%, 11/1/03.....................    4,800,750
  5,000,000   7.00%, 11/1/05.....................    4,934,405
  5,000,000   Money Store, Inc.,
                7.88%, 9/15/00...................    5,090,000
  6,000,000   Progressive Corp., Ohio,
                6.60%, 1/15/04...................    5,870,634
  7,000,000   Salomon Incorporated,
                7.20%, 2/1/04....................    6,978,097
  4,000,000   Traveler's Group, Inc.,
                6.88%, 6/1/25....................    3,991,232
                                                    53,425,845
              INDUSTRIAL SPECIALTY PRODUCTS &
                SERVICES-- 2.7%
  5,000,000   Boral Limited Australia Co.,
                7.90%, 11/19/99..................    5,151,045
  5,000,000   GTE Corp.,
                10.25%, 11/1/20..................    5,720,350
                                                    10,871,395
              TRANSPORTATION-- 0.7%
  2,500,000   Continental Airlines, Inc. (a),
                7.46%, 4/1/13....................    2,523,495
              TOTAL CORPORATE BONDS
                (COST $98,853,357)...............   98,820,591

                                  (CONTINUED)

                                    EVERGREEN           (logo and picture of
                           SHORT-INTERMEDIATE BOND FUND        flag)

                      SCHEDULE OF INVESTMENTS (CONTINUED)
                                 June 30, 1997

 PRINCIPAL
  AMOUNT                                             VALUE

MORTGAGE-BACKED SECURITIES-- 39.5%
              AFC Home Equity Loan Trust:
$   275,254   6.60%, 10/26/26.................... $    274,973
    153,907   8.05%, 4/27/26.....................      155,624
  3,150,000   Chase Commercial Mortgage Security Corp.,
              6.90%, 11/19/28....................    3,075,455
  3,139,786   CMC Securities Corp.,
                10.00%, 7/25/23..................    3,322,688
  2,500,000   DLJ Mortgage Acceptance Corp.,
                7.95%, 5/25/23...................    2,587,109
              Federal Home Loan Mortgage Corp.:
  1,126,515   6.75%, 2/15/04.....................    1,129,703
  4,000,000   6.80%, 10/15/05....................    4,023,880
  2,000,000   6.97%, 6/16/05.....................    1,995,910
  2,945,000   7.30%, 7/30/01.....................    2,946,832
  9,833,952   7.40%, 10/15/05....................    9,938,340
  2,200,000   7.99%, 3/23/05.....................    2,217,195
    391,210   10.50%, 9/1/15.....................      430,820
              Federal Housing Administration-
                Puttable Project Loans:
              GMAC 56,
  4,017,498   7.43%, 11/1/22.....................    4,057,299
              Merrill Lynch 199,
  4,672,669   8.43%, 12/31/99....................    4,859,356
              Reilly 18,
  2,939,118   6.88%, 4/1/15......................    2,924,422
              Reilly 55,
  1,571,878   7.43%, 3/1/24......................    1,589,591
              Reilly 64,
 10,310,265   7.43%, 1/1/24......................   10,421,616
              USGI,
  5,331,922   7.43%, 7/1/22......................    5,394,380
              Federal National Mortgage Assn.:
  1,500,000   5.30%, 8/25/98.....................    1,490,037
    500,000   6.00%, 12/15/00....................      491,826
  2,766,670   6.23%, 12/25/25....................    2,772,987
 12,000,000   6.60%, 2/14/02.....................   11,981,244
  7,500,000   6.64%, 6/19/00.....................    7,502,768
  5,000,000   7.11%, 8/7/01......................    4,995,665
  2,500,000   7.65%, 5/4/05......................    2,515,170
  2,100,000   8.00%, 11/25/06....................    2,176,257
  9,000,000   8.10%, 4/25/25.....................    9,343,260
  9,518,330   11.00%, 1/1/99.....................   10,749,764
     38,645   14.00%, 6/1/11.....................       44,743
  5,000,000   Federal National Mortgage Assn.,
                Medium Term Note,
                6.02%, 4/14/00...................    4,997,500
  1,521,066   GCC Second Mortgage Trust,
                10.00%, 7/15/05..................    1,551,275


    PRINCIPAL
     AMOUNT                                             VALUE

MORTGAGE-BACKED SECURITIES-- CONTINUED
$ 5,547,633   Government National
                Mortgage Assn.,
                7.50%, 11/20/08..........$5,621,389
  4,000,000   Kidder Peabody Acceptance
                Corp.,
                6.65%, 2/1/06............ 3,987,612
              Potomac Gurnee Finance
                Corp. (a):
  2,483,287     6.89%, 12/21/26..........  2,455,573
  2,500,000     7.00%, 12/21/26..........  2,474,625
              Prudential Home Mortgage
                Securities:
  5,419,711   6.30%, 5/25/99.............  5,417,705
  4,788,537   6.50%, 10/25/08............  4,649,286
  4,302,927   Prudential Securities
                Secured Financing Corp.,
                8.12%, 2/17/25...........  4,427,548
  6,305,826   Saxon Mortgage Securities
                Corp.,
                7.38%, 9/25/23...........  6,348,265
              TOTAL MORTGAGE-BACKED
                SECURITIES
                (COST $156,702,480)       157,339,692

U.S. GOVERNMENT AGENCY OBLIGATIONS-- 3.7%
  (cost $15,000,000)
 15,000,000   Federal Farm Credit Bank
                Consolidated Disc. Note,
                6.82%, 6/15/01........... 14,919,195

U.S. TREASURY NOTES-- 19.3%
            U.S. Treasury Notes:
 35,000,000   5.13%, 2/28/98.............34,868,785
  9,980,000   7.00%, 7/15/06.............10,270,039
  2,000,000   7.13%, 9/30/99.............2,041,874
 11,000,000   7.75%, 11/30/99............11,385,000
 17,400,000   8.88%, 2/15/99.............18,161,250
              TOTAL U. S. TREASURY NOTES
                (COST $79,099,261).......76,726,948






REPURCHASE AGREEMENT-- 0.0%
    143,985   Donaldson, Lufkin &
                Jenrette Securities
                Corp., 5.90% dated
                6/30/97, due 7/1/97,
                maturity value $144,009
                (Collateralized by
                $98,000 U.S. Treasury
                Bonds, 11.25%, due
                02/15/15; value,
                including accrued
                interest $147,318)
                (cost $143,985)..........            143,985
              TOTAL INVESTMENTS--
                (COST $398,505,815)......   99.5% 396,658,262
              OTHER ASSETS AND
                LIABILITIES-- NET........     0.5    2,017,390
              NET ASSETS--...............  100.0% $398,675,652

(a) Securities that may be sold to qualified institutional buyers under Rule 144A or securities offered pursuant to Section 4(2) of the Securities Act of 1933, as amended. These securities have been determined to be liquid under guidelines established by the Board of Trustees.

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                EVERGREEN KEYSTONE
(logo)

                      STATEMENTS OF ASSETS AND LIABILITIES
                                 June 30, 1997

                                                          (picture of     (picture of     (picture of    (picture of
                                                            capital)         star)          stars)          George
                                                                                                          Washington)
                                                           CAPITAL        EVERGREEN        KEYSTONE      INTERMEDIATE
                                                         PRESERVATION    INTERMEDIATE    INTERMEDIATE     GOVERNMENT
                                                             FUND            FUND            FUND            FUND
ASSETS
  Investments at market value (identified
    cost-- $51,556,239, $156,335,609, $28,676,532,
    $79,067,842 and $398,505,815, respectively)........  $52,098,247     $158,618,369    $28,570,120     $79,538,637
  Cash.................................................       16,515              283          1,758              20
  Interest receivable..................................      476,566        2,037,735        500,852       1,240,062
  Receivable for investments sold......................      135,662                0      1,388,640               0
  Principal paydown receivable.........................      134,735                0              0               0
  Receivable for Fund shares sold......................      135,285           11,761          1,596           2,720
  Unrealized appreciation on forward foreign currency
    contracts..........................................            0                0         55,417               0
  Due from investment adviser..........................       11,877                0         16,749               0
  Prepaid expenses and other assets....................       25,636           14,435         20,302          15,257
      Total assets.....................................   53,034,523      160,682,583     30,555,434      80,796,696
LIABILITIES
  Payable for investments purchased....................            0                0      1,357,677               0
  Payable for Fund shares redeemed.....................       80,751           75,274         99,777       7,807,242
  Dividends payable....................................       96,575                0         69,273               0
  Distribution fee payable.............................        6,513              891          7,736             759
  Due to related parties...............................        1,060          136,213            762          45,121
  Unrealized depreciation on forward foreign currency
    contracts..........................................            0                0         18,338               0
  Accrued expenses and other liabilities...............       29,937           44,590         34,287          30,366
      Total liabilities................................      214,836          256,968      1,587,850       7,883,488
NET ASSETS.............................................  $52,819,687     $160,425,615    $28,967,584     $72,913,208
NET ASSETS REPRESENTED BY
  Paid-in capital......................................  $59,369,842     $162,631,066    $32,844,616     $74,620,343
  Undistributed net investment income (accumulated
    distributions in excess of net investment
    income)............................................      (95,813)          (5,106)       242,787          (5,097)
  Accumulated net realized loss on investments and
    foreign currency related transactions..............   (6,996,350)      (4,483,105)    (4,050,016)     (2,172,833)
  Net unrealized appreciation (depreciation) on
    investments and foreign currency related
    transactions.......................................      542,008        2,282,760        (69,803)        470,795
      Total net assets.................................  $52,819,687     $160,425,615    $28,967,584     $72,913,208
NET ASSETS CONSIST OF
  Class A..............................................  $15,751,098     $  3,037,664    $10,340,563     $   571,508
  Class B..............................................   32,963,820        1,012,650     11,368,453         741,650
  Class C..............................................    4,104,769           28,812      7,258,568          12,097
  Class Y..............................................           --      156,346,489             --      71,587,953
                                                         $52,819,687     $160,425,615    $28,967,584     $72,913,208
SHARES OUTSTANDING
  Class A..............................................    1,607,197          298,775      1,157,517          57,029
  Class B..............................................    3,360,676           99,621      1,270,826          74,011
  Class C..............................................      418,845            2,834        811,659           1,207
  Class Y..............................................           --       15,380,764             --       7,142,890
NET ASSET VALUE PER SHARE
  Class A..............................................  $      9.80     $      10.17    $      8.93     $     10.02
  Class A-- Offering price (based on sales charge of
    3.25%).............................................  $     10.13     $      10.51    $      9.23     $     10.36
  Class B..............................................  $      9.81     $      10.17    $      8.95     $     10.02
  Class C..............................................  $      9.80     $      10.17    $      8.94     $     10.02
  Class Y..............................................           --     $      10.17             --     $     10.02

                                                          (picture of
                                                             flag)

                                                            SHORT-
                                                         INTERMEDIATE
                                                             FUND
ASSETS
  Investments at market value (identified
    cost-- $51,556,239, $156,335,609, $28,676,532,
    $79,067,842 and $398,505,815, respectively)........  $396,658,262
  Cash.................................................           997
  Interest receivable..................................     5,731,695
  Receivable for investments sold......................             0
  Principal paydown receivable.........................             0
  Receivable for Fund shares sold......................       271,580
  Unrealized appreciation on forward foreign currency
    contracts..........................................             0
  Due from investment adviser..........................             0
  Prepaid expenses and other assets....................        56,168
      Total assets.....................................   402,718,702
LIABILITIES
  Payable for investments purchased....................             0
  Payable for Fund shares redeemed.....................     3,803,972
  Dividends payable....................................             0
  Distribution fee payable.............................        16,078
  Due to related parties...............................       186,244
  Unrealized depreciation on forward foreign currency
    contracts..........................................             0
  Accrued expenses and other liabilities...............        36,756
      Total liabilities................................     4,043,050
NET ASSETS.............................................  $398,675,652
NET ASSETS REPRESENTED BY
  Paid-in capital......................................  $416,539,149
  Undistributed net investment income (accumulated
    distributions in excess of net investment
    income)............................................       (16,203)
  Accumulated net realized loss on investments and
    foreign currency related transactions..............   (15,999,741)
  Net unrealized appreciation (depreciation) on
    investments and foreign currency related
    transactions.......................................    (1,847,553)
      Total net assets.................................  $398,675,652
NET ASSETS CONSIST OF
  Class A..............................................  $ 17,703,034
  Class B..............................................    22,237,190
  Class C..............................................     1,029,416
  Class Y..............................................   357,706,012
                                                         $398,675,652
SHARES OUTSTANDING
  Class A..............................................     1,800,182
  Class B..............................................     2,257,458
  Class C..............................................       104,492
  Class Y..............................................    36,392,215
NET ASSET VALUE PER SHARE
  Class A..............................................  $       9.83
  Class A-- Offering price (based on sales charge of
    3.25%).............................................  $      10.16
  Class B..............................................  $       9.85
  Class C..............................................  $       9.85
  Class Y..............................................  $       9.83

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                EVERGREEN KEYSTONE
                                                                 (logo)

                            STATEMENTS OF OPERATIONS
                           Period Ended June 30, 1997

                                                            (picture of     (picture of     (picture of    (picture of
                                                              capital)         star)          stars)          George
                                                                                                           Washington)
                                                            CAPITAL        EVERGREEN        KEYSTONE      INTERMEDIATE
                                                          PRESERVATION    INTERMEDIATE    INTERMEDIATE     GOVERNMENT
                                                             FUND*          FUND***          FUND**         FUND***
INVESTMENT INCOME
  Interest (net of foreign withholding taxes of $0,
    $3,364, $0, $0, $0, respectively)...................   $3,173,485     $11,145,047      $2,343,240      $5,768,839


EXPENSES
  Management fee........................................      284,977         987,044         202,102         546,941
  Distribution Plan expenses............................      346,141          14,407         228,750           8,731
  Transfer agent fees...................................       83,571          66,508          83,025          35,360
  Custodian fees........................................       51,296          82,597          39,350          51,941
  Administrative services fees..........................       34,481          69,536          11,267          38,083
  Professional fees.....................................       23,622          17,269          26,033          16,910
  Registration and filing fees..........................       42,963          53,298          25,890          90,281
  Trustees' fees and expenses...........................            0           4,106               0           4,047
  Organization expenses.................................            0             986               0           1,035
  Other.................................................       25,905          44,367          32,197          26,280
  Fee waivers and/or expense reimbursement by
    affiliates..........................................     (245,255)         (5,480)       (145,636)        (73,557)
    Total expenses......................................      647,701       1,334,638         502,978         746,052
  Less: Indirectly paid expenses........................      (11,507)           (640)         (6,039)           (641)
    Net expenses........................................      636,194       1,333,998         496,939         745,411
  NET INVESTMENT INCOME.................................    2,537,291       9,811,049       1,846,301       5,023,428
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
  AND FOREIGN CURRENCY RELATED TRANSACTIONS
  Net realized gain (loss) on:
    Investments.........................................     (101,173)     (1,614,828)       (207,489)        (16,049)
    Foreign currency related transactions...............            0               0         311,507               0
  Net realized gain on investments and foreign currency
    related transactions................................     (101,173)     (1,614,828)        104,018         (16,049)
  Net change in unrealized appreciation on:
    Investments.........................................      279,120       2,782,704         589,966         219,766
    Foreign currency related transactions...............            0               0          79,789               0
  Net change in unrealized appreciation on investments
    and foreign currency related transactions...........      279,120       2,782,704         669,755         219,766
  Net realized and unrealized gain on investments and
    foreign currency related transactions...............      177,947       1,167,876         773,773         203,717
  NET INCREASE IN NET ASSETS RESULTING FROM
    OPERATIONS..........................................   $2,715,238     $10,978,925      $2,620,074      $5,227,145


                                                           (picture of
                                                              flag)
                                                             SHORT-
                                                          INTERMEDIATE
                                                            FUND***
INVESTMENT INCOME
  Interest (net of foreign withholding taxes of $0,
    $3,364, $0, $0, $0, respectively)...................  $28,349,460
EXPENSES
  Management fee........................................    1,998,063
  Distribution Plan expenses............................      251,695
  Transfer agent fees...................................       96,271
  Custodian fees........................................       78,107
  Administrative services fees..........................      167,636
  Professional fees.....................................       19,246
  Registration and filing fees..........................       57,771
  Trustees' fees and expenses...........................        9,310
  Organization expenses.................................            0
  Other.................................................       47,316
  Fee waivers and/or expense reimbursement by
    affiliates..........................................            0
    Total expenses......................................    2,725,415
  Less: Indirectly paid expenses........................       (2,308)
    Net expenses........................................    2,723,107
  NET INVESTMENT INCOME.................................   25,626,353
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
  AND FOREIGN CURRENCY RELATED TRANSACTIONS
  Net realized gain (loss) on:
    Investments.........................................   (2,101,788)
    Foreign currency related transactions...............            0
  Net realized gain on investments and foreign currency
    related transactions................................   (2,101,788)
  Net change in unrealized appreciation on:
    Investments.........................................    2,666,233
    Foreign currency related transactions...............            0
  Net change in unrealized appreciation on investments
    and foreign currency related transactions...........    2,666,233
  Net realized and unrealized gain on investments and
    foreign currency related transactions...............      564,445
  NET INCREASE IN NET ASSETS RESULTING FROM
    OPERATIONS..........................................  $26,190,798

  * Nine months ended June 30, 1997. During the period, the Fund changed its fiscal year end from September 30 to June 30.
 ** Eleven months ended June 30, 1997. During the period, the Fund changed its fiscal year end from July 31 to June 30.
*** Year ended June 30, 1997.

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                EVERGREEN KEYSTONE
  (logo)

                            STATEMENTS OF OPERATIONS
                                 Prior Periods

                                                                                                (picture of          (picture of
                                                                                                  capital)              stars)
                                                                                                  CAPITAL              KEYSTONE
                                                                                                PRESERVATION         INTERMEDIATE
                                                                                                   FUND*                FUND**
INVESTMENT INCOME
  Interest...................................................................................    $5,536,633           $3,205,120
EXPENSES
  Management fee.............................................................................       493,147              273,644
  Distribution Plan expenses.................................................................       610,933              312,408
  Transfer agent fees........................................................................       139,248              106,796
  Custodian fees.............................................................................        57,386               46,630
  Administrative services fees...............................................................        24,176               23,963
  Professional fees..........................................................................        37,958               29,575
  Registration and filing fees...............................................................        45,925               41,731
  Organization expenses......................................................................         3,896                    0
  Other......................................................................................        34,903               27,827
  Fee waivers and/or expense reimbursement by affiliates.....................................      (341,016)            (191,096)
    Total expenses...........................................................................     1,106,556              671,478
  Less: Indirectly paid expenses.............................................................       (12,182)              (6,981)
    Net expenses.............................................................................     1,094,374              664,497
  NET INVESTMENT INCOME......................................................................     4,442,259            2,540,623
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS AND FUTURES CONTRACTS
  Net realized gain (loss) on:
    Investments..............................................................................      (549,777)             (35,859)
    Foreign currency related transactions....................................................             0               62,463
  Net realized gain (loss) on investments and foreign currency related transactions..........      (549,777)              26,604
  Net change in unrealized appreciation (depreciation) on:
    Investments..............................................................................       648,310             (687,165)
    Foreign currency related transactions....................................................             0              (43,181)
  Net change in unrealized appreciation (depreciation) on investments and foreign currency
    related transactions.....................................................................       648,310             (730,346)
  Net realized and unrealized gain (loss) on investments and foreign currency related
    transactions.............................................................................        98,533             (703,742)
  NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS.......................................    $4,540,792           $1,836,881

 * Year ended September 30, 1996.
** Year ended July 31, 1996.

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                EVERGREEN KEYSTONE
                                                      (logo)

                      STATEMENTS OF CHANGES IN NET ASSETS
                           Period Ended June 30, 1997

                                                           (picture of     (picture of     (picture of    (picture of
                                                            capital)         star)          stars)          George
                                                                                                          Washington)
                                                           CAPITAL        EVERGREEN        KEYSTONE      INTERMEDIATE
                                                         PRESERVATION    INTERMEDIATE    INTERMEDIATE     GOVERNMENT
                                                            FUND*          FUND***          FUND**         FUND***
OPERATIONS
  Net investment income................................  $ 2,537,291     $  9,811,049   $ 1,846,301     $ 5,023,428
  Net realized gain (loss) on investments and foreign
    currency related transactions......................     (101,173)     (1,614,828)       104,018        (16,049)
  Net change in unrealized appreciation (depreciation)
    on investments and foreign currency related
    transactions.......................................      279,120       2,782,704        669,755        219,766

    Net increase in net assets resulting from
      operations.......................................    2,715,238      10,978,925      2,620,074      5,227,145
DISTRIBUTIONS TO SHAREHOLDERS FROM
  Net investment income:
    Class A............................................     (710,409)       (179,161)      (666,667)       (31,632)
    Class B............................................   (1,412,040)        (36,467)      (719,674)       (29,748)
    Class C............................................     (160,768)         (1,275)      (417,078)        (1,189)
    Class Y............................................            0      (9,653,448)             0     (4,959,781)
  In excess of net investment income:
    Class A............................................      (20,595)              0              0            (97)
    Class B............................................      (40,936)              0              0            (91)
    Class C............................................       (4,661)              0              0             (4)
    Class Y............................................            0               0              0        (15,207)
  Tax basis return of capital
    Class A............................................            0          (1,220)             0              0
    Class B............................................            0            (248)             0              0
    Class C............................................            0              (9)             0              0
    Class Y............................................            0         (65,758)             0              0
    Total distributions to shareholders................   (2,349,409)     (9,937,586)    (1,803,419)    (5,037,749)
CAPITAL SHARE TRANSACTIONS
  Proceeds from shares sold............................    8,631,265      50,138,853      3,559,906     35,487,793
  Proceeds from reinvestment of distributions..........    1,854,608       6,780,391      1,095,398      3,993,534
  Payment for shares redeemed..........................  (28,964,306)    (58,718,452)   (14,580,292)   (54,650,906)
    Net increase (decrease) in net assets resulting
      from capital share transactions..................  (18,478,433)     (1,799,208)    (9,924,988)   (15,169,579)
      Total increase (decrease) in net assets..........  (18,112,604)       (757,869)    (9,108,333)   (14,980,183)
NET ASSETS
  Beginning of period..................................   70,932,291     161,183,484     38,075,917     87,893,391
  END OF PERIOD........................................  $52,819,687    $160,425,615    $28,967,584    $72,913,208
Undistributed net investment income (accumulated
  distributions in excess of net investment income)....  $   (95,813)   $     (5,106)   $   242,787    $    (5,097)
                                                          (picture of
                                                             flag)
                                                            SHORT-
                                                         INTERMEDIATE
                                                           FUND***
OPERATIONS
  Net investment income................................  $ 25,626,353
  Net realized gain (loss) on investments and foreign
    currency related transactions......................    (2,101,788)
  Net change in unrealized appreciation (depreciation)
    on investments and foreign currency related
    transactions.......................................     2,666,233
    Net increase in net assets resulting from
      operations.......................................    26,190,798
DISTRIBUTIONS TO SHAREHOLDERS FROM
  Net investment income:
    Class A............................................    (1,217,283)
    Class B............................................    (1,225,460)
    Class C............................................       (58,085)
    Class Y............................................   (23,369,583)
  In excess of net investment income:
    Class A............................................             0
    Class B............................................             0
    Class C............................................             0
    Class Y............................................             0
  Tax basis return of capital
    Class A............................................             0
    Class B............................................             0
    Class C............................................             0
    Class Y............................................             0
    Total distributions to shareholders................   (25,870,411)
CAPITAL SHARE TRANSACTIONS
  Proceeds from shares sold............................   122,641,025
  Proceeds from reinvestment of distributions..........    15,137,626
  Payment for shares redeemed..........................  (132,309,835)
    Net increase (decrease) in net assets resulting
      from capital share transactions..................     5,468,816
      Total increase (decrease) in net assets..........     5,789,203
NET ASSETS
  Beginning of period..................................   392,886,449
  END OF PERIOD........................................  $398,675,652
Undistributed net investment income (accumulated
  distributions in excess of net investment income)....  $    (16,203)

  * Nine months ended June 30, 1997. During the period, the Fund changed its fiscal year end from September 30 to June 30.
 ** Eleven months ended June 30, 1997. During the period, the Fund changed its fiscal year end from July 31 to June 30.
*** Year ended June 30, 1997.

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                EVERGREEN KEYSTONE
(logo)

                      STATEMENTS OF CHANGES IN NET ASSETS
                           Fiscal Periods Ended 1996

                                                          (picture of     (picture of     (picture of    (picture of
                                                           capital)         star)            stars)        George
                                                                                                          Washington)
                                                           CAPITAL        EVERGREEN        KEYSTONE      INTERMEDIATE
                                                         PRESERVATION    INTERMEDIATE    INTERMEDIATE     GOVERNMENT
                                                            FUND*           FUND**         FUND***          FUND**
OPERATIONS
  Net investment income................................  $ 4,442,259    $  5,797,073    $ 2,540,623    $ 4,606,598
  Net realized gain (loss) on investments and foreign
    currency related transactions......................     (549,777)        314,598         26,604         11,468
  Net change in unrealized appreciation (depreciation)
    on investments and foreign currency related
    transactions.......................................      648,310      (3,327,986)      (730,346)    (1,507,190)
    Net increase in net assets resulting from
      operations.......................................    4,540,792       2,783,685      1,836,881      3,110,876
DISTRIBUTIONS TO SHAREHOLDERS FROM
  Net investment income:
    Class A............................................   (1,089,444)        (35,386)      (898,299)       (23,774)
    Class B............................................   (2,568,398)         (2,841)    (1,028,103)        (2,363)
    Class C............................................     (147,748)           (169)      (576,335)          (255)
    Class Y............................................            0      (5,670,902)             0     (4,562,840)
  Tax basis return of capital:
    Class A............................................      (52,292)              0              0              0
    Class B............................................     (123,279)              0              0              0
    Class C............................................       (7,092)              0              0              0
    Total distributions to shareholders................   (3,988,253)     (5,709,298)    (2,502,737)    (4,589,232)
CAPITAL SHARE TRANSACTIONS
  Proceeds from shares sold............................   12,691,883      38,531,458     10,120,565     13,828,502
  Proceeds from shares issued in the acquisition of
    Evergreen Managed Bond Fund........................            0      79,773,557              0              0
  Proceeds from reinvestment of distributions..........    2,823,494       4,544,198      1,417,473      4,095,518
  Payment for shares redeemed..........................  (30,181,809)    (54,860,961)   (15,524,524)   (34,626,524)
    Net increase (decrease) in net assets resulting
      from capital share transactions..................  (14,666,432)     67,988,252     (3,986,486)   (16,702,504)
      Total increase (decrease) in net assets..........  (14,113,893)     65,062,639     (4,652,342)   (18,180,860)
NET ASSETS
  Beginning of period..................................   85,046,184      96,120,845     42,728,259    106,074,251
  END OF PERIOD........................................  $70,932,291    $161,183,484    $38,075,917    $87,893,391
Undistributed net investment income (accumulated
  distributions in excess of net investment income)....  $  (305,808)   $     87,592    $   (21,199)   $    17,332

                                                         (picture of
                                                             flag)
                                                            SHORT-
                                                         INTERMEDIATE
                                                           FUND****
OPERATIONS
  Net investment income................................  $ 24,943,586
  Net realized gain (loss) on investments and foreign
    currency related transactions......................    (4,715,061)
  Net change in unrealized appreciation (depreciation)
    on investments and foreign currency related
    transactions.......................................    (2,841,758)
    Net increase in net assets resulting from
      operations.......................................    17,386,767
DISTRIBUTIONS TO SHAREHOLDERS FROM
  Net investment income:
    Class A............................................    (1,165,625)
    Class B............................................    (1,059,184)
    Class C............................................       (49,329)
    Class Y............................................   (23,005,091)
  Tax basis return of capital:
    Class A............................................             0
    Class B............................................             0
    Class C............................................             0
    Total distributions to shareholders................   (25,279,229)
CAPITAL SHARE TRANSACTIONS
  Proceeds from shares sold............................   170,338,605
  Proceeds from shares issued in the acquisition of
    Evergreen Managed Bond Fund........................             0
  Proceeds from reinvestment of distributions..........    18,879,027
  Payment for shares redeemed..........................  (172,279,164)
    Net increase (decrease) in net assets resulting
      from capital share transactions..................    16,938,468
      Total increase (decrease) in net assets..........     9,046,006
NET ASSETS
  Beginning of period..................................   383,840,443
  END OF PERIOD........................................  $392,886,449
Undistributed net investment income (accumulated
  distributions in excess of net investment income)....  $     98,373

   * Year ended September 30, 1996.
  ** Ten months ended June 30, 1996. The Fund changed its fiscal year end from
     August 31 to June 30.
 *** Year ended July 31, 1996.
**** Year ended June 30, 1996.

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                EVERGREEN KEYSTONE
                                                               (logo)

                      STATEMENTS OF CHANGES IN NET ASSETS
                                 Prior Periods

                                                              picture of         (picture of       (picture of      (picture of
                                                              capital)              star)             stars)           George
                                                                                                                     Washington)
                                                                                   EVERGREEN         KEYSTONE
                                                               CAPITAL           INTERMEDIATE      INTERMEDIATE      INTERMEDIATE
                                                          PRESERVATION FUND          FUND              FUND         GOVERNMENT FUND
                                                              YEAR ENDED          YEAR ENDED        YEAR ENDED        YEAR ENDED
                                                          SEPTEMBER 30, 1995    AUGUST 31, 1995    JULY 31, 1995    AUGUST 31, 1995
OPERATIONS
  Net investment income.................................     $  5,308,068         $ 5,110,145       $ 2,911,914      $   5,851,118
  Net realized gain (loss) on investments and foreign
    currency related transactions.......................       (1,162,200)           (741,577)         (583,642)        (1,236,390)
  Net change in unrealized appreciation (depreciation)
    on investments and futures contracts................        1,169,382           4,454,061           628,176          3,611,699
    Net increase in net assets resulting from
      operations........................................        5,315,250           8,822,629         2,956,448          8,226,427
DISTRIBUTIONS TO SHAREHOLDERS FROM
  Net investment income:
    Class A.............................................         (909,585)             (2,134)       (1,002,996)           (10,951)
    Class B.............................................       (3,706,229)                  0        (1,010,554)                 0
    Class C.............................................         (143,406)                  0          (654,159)                 0
    Class Y.............................................                0          (5,105,153)                0         (5,850,108)
  In excess of net investment income:
    Class A.............................................          (26,148)                  0           (61,783)                 0
    Class B.............................................         (106,543)                  0           (62,249)                 0
    Class C.............................................           (4,122)                  0           (40,296)                 0
  Net realized gain on investments:
    Class Y.............................................                0            (401,810)                0                  0
    Total distributions to shareholders.................       (4,896,033)         (5,509,097)       (2,832,037)        (5,861,059)
CAPITAL SHARE TRANSACTIONS
  Proceeds from shares sold.............................       28,808,789          16,277,483         8,978,216         19,842,837
  Proceeds from shares issued in the acquisition of
    Keystone America Capital Preservation and Income
    Fund-- Class A......................................       23,825,980                   0                 0                  0
  Proceeds from reinvestment of distributions...........        3,281,799           4,957,099         1,575,164          5,214,391
  Payment for shares redeemed...........................      (69,924,430)        (20,151,849)      (14,890,499)       (27,796,468)
    Net increase (decrease) in net assets resulting from
      capital share transactions........................      (14,007,862)          1,082,733        (4,337,119)        (2,739,240)
      Total increase (decrease) in net assets...........      (13,588,645)          4,396,265        (4,212,708)          (373,872)
NET ASSETS
  Beginning of period...................................       98,634,829          91,724,580        46,940,967        106,448,123
  END OF PERIOD.........................................     $ 85,046,184         $96,120,845       $42,728,259      $ 106,074,251
Accumulated distributions in excess of net investment
  income................................................     $   (415,117)        $      (183)      $   (94,328)     $         (34)

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                EVERGREEN KEYSTONE
  (logo)

                     COMBINED NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

The Evergreen Keystone Short and Intermediate Term Bond Funds consist of Keystone Capital Preservation and Income Fund ("Capital Preservation Fund"), Evergreen Intermediate-Term Bond Fund ("Evergreen Intermediate Fund"), Keystone Intermediate Term Bond Fund ("Keystone Intermediate Fund"), Evergreen Intermediate-Term Government Securities Fund ("Intermediate Government Fund") and Evergreen Short-Intermediate Bond Fund ("Short-Intermediate Fund"), (collectively, the "Funds"), all of which are registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as diversified, open-end management investment companies. The Evergreen Intermediate Fund and the Intermediate Government Fund are separate series of The Evergreen Lexicon Fund and Short-Intermediate Fund is a separate series of the Evergreen Investment Trust.

The Funds offer Class A, Class B, Class C and/or Class Y shares. Class A shares are sold with a maximum front-end sales charge of 3.25%. Class B and Class C shares are sold without a front-end sales charge, but pay a higher ongoing distribution fee than Class A. Class B shares are sold subject to a contingent deferred sales charge that is payable upon redemption and decreases depending on how long the shares have been held. Class C shares are sold subject to a contingent deferred sales charge payable on shares redeemed within one year after the month of purchase. Class B shares purchased after January 1, 1997 will automatically convert to Class A shares after seven years. Class B shares purchased prior to January 1, 1997 retain their existing conversion rights. Class Y shares are sold at net asset value and are not subject to contingent deferred sales charges or distribution fees. Class Y shares are sold only to investment advisory clients of First Union and its affiliates, certain institutional investors or Class Y shareholders of record of certain other funds managed by First Union and its affiliates as of December 30, 1994.

The following is a summary of significant accounting policies consistently followed by the Funds in the preparation of their financial statements. The policies are in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

A. VALUATION OF SECURITIES
U.S. government obligations held by the Funds are valued at the mean between the over-the-counter bid and asked prices. Corporate bonds, other fixed-income securities, and mortgage and other asset-backed securities are valued at prices provided by an independent pricing service. In determining value for normal institutional-size transactions, the pricing service uses methods based on market transactions for comparable securities and analysis of various relationships between similar securities which are generally recognized by institutional traders. Securities for which valuations are not available from an independent pricing service (including restricted securities) are valued at fair value as determined in good faith according to procedures established by the Board of Trustees.

Short-term investments with remaining maturities of 60 days or less are carried at amortized cost, which approximates market value.

B. REPURCHASE AGREEMENTS
Each Fund may invest in repurchase agreements. Securities pledged as collateral for repurchase agreements are held by the custodian on the Fund's behalf. Each Fund monitors the adequacy of the collateral daily and will require the seller to provide additional collateral in the event the market value of the securities pledged falls below the carrying value of the repurchase agreement, including accrued interest. Each Fund will only enter into repurchase agreements with banks and other financial institutions which are deemed by the investment advisor to be creditworthy pursuant to guidelines established by the Board of Trustees.

Pursuant to an exemptive order issued by the Securities and Exchange Commission, the Capital Preservation and Keystone Intermediate Funds, along with certain other funds managed by Keystone, may transfer uninvested cash balances into a joint trading account. These balances are invested in one or more repurchase agreements that are fully collateralized by U.S. Treasury and/or federal agency obligations.

C. REVERSE REPURCHASE AGREEMENTS
To obtain short-term financing, Capital Preservation and Keystone Intermediate Fund may enter into reverse repurchase agreements with qualified third-party broker-dealers. Interest on the value of reverse repurchase agreements is based upon competitive market rates at the time of issuance. At the time the Fund enters into a reverse repurchase agreement, it will establish and maintain a segregated account with the custodian containing qualifying assets having a value not less than the repurchase price, including accrued interest. If the counterparty to the transaction is rendered insolvent, the ultimate realization of the securities to be repurchased by the Fund may be delayed or limited.

D. FOREIGN CURRENCY
The books and records of the Funds are maintained in United States (U.S.) dollars. Foreign currency amounts are translated into U.S. dollars as follows: market value of investments, assets and liabilities at the daily rate of exchange; purchases and sales of investments, income and expenses at the rate of exchange prevailing on the respective dates of such transactions. Net unrealized foreign exchange gain (loss) resulting from changes in foreign currency exchange rates is a component of net unrealized appreciation (depreciation) on investments and foreign currency related transactions. Net realized foreign currency gains and losses resulting from changes in exchange rates include foreign currency gains and losses between trade date and settlement date on investment securities transactions and foreign currency related transactions and is included in realized gain (loss) on foreign currency related transactions. Foreign currency transactions related to the difference between the amounts of interest and dividends recorded on the books of the Fund and the amount actually received is included in gross investment income. The portion of foreign currency gains and losses related to fluctuations in exchange rates between the initial purchase trade date and subsequent sale trade date is included in realized gain
(loss) on investments.

                                EVERGREEN KEYSTONE
                                                                     (logo)

               COMBINED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

E. SECURITY TRANSACTIONS AND INVESTMENT INCOME
Securities transactions are accounted for no later than one business day after the trade date. Realized gains and losses are computed on the identified cost basis. Interest income is recorded on the accrual basis and includes accretion of discounts and amortization of premium.

F. DISTRIBUTIONS
Distributions from net investment income for the Capital Preservation and Keystone Intermediate Funds are declared daily and paid monthly. Distributions from net investment income are declared and paid monthly for the Evergreen Intermediate, Intermediate Government and Short-Intermediate Funds. Distributions from net realized capital gains, if any, are paid at least annually. Distributions to shareholders are recorded at the close of business on the ex-dividend date.

Income and capital gains distributions to shareholders are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles. The significant differences between financial statement amounts available for distributions and distributions made in accordance with income tax regulations are primarily due to differing treatment for mortgage paydown gains (losses) and foreign securities transactions, if any.

G. CLASS ALLOCATIONS
Income, expenses (other than class specific expenses) and realized and unrealized gains and losses are prorated among the classes based on the relative net assets of each class. Currently, class specific expenses are limited to expenses incurred under the Distribution Plans for each class.

H. ORGANIZATION EXPENSES
For the Evergreen Intermediate and Intermediate Government Funds, organization expenses were amortized to operations over a five-year period on a straight-line basis. During the year ended June 30, 1997, organization costs were fully amortized for the Evergreen Intermediate and Intermediate Government Funds.

I. FEDERAL INCOME TAXES
The Funds have qualified and intend to continue to qualify as regulated investment companies under the Internal Revenue Code of 1986, as amended (the "Code"). Thus, the Funds will not incur any federal income tax liability since they are expected to distribute all of their net investment company taxable income, net tax-exempt income and net capital gains, if any, to their shareholders. The Funds also intend to avoid any excise tax liability by making the required distributions under the Code. Accordingly, no provision for federal income taxes is required. To the extent that realized capital gains can be offset by capital loss carryforwards, it is each Fund's policy not to distribute such gains.

2. CAPITAL SHARE TRANSACTIONS

The Capital Preservation Fund and Keystone Intermediate Fund have unlimited number of shares of beneficial interest with no par value authorized. The Evergreen Intermediate Fund, Intermediate Government Fund and Short-Intermediate Fund each have unlimited number of shares of beneficial interest with a par value of $0.0001 authorized. Shares of beneficial interest of the Funds are currently divided into Class A, Class B, Class C and/or Class Y. Transactions in shares of the Funds were as follows:

CAPITAL PRESERVATION FUND

                                                                                                               DECEMBER 30, 1994
                                                                                                               (COMMENCEMENT OF
                                                       NINE MONTHS ENDED              YEAR ENDED             CLASS OPERATIONS) TO
                                                         JUNE 30, 1997            SEPTEMBER 30, 1996          SEPTEMBER 30, 1995
                                                       SHARES         AMOUNT       SHARES         AMOUNT       SHARES        AMOUNT
CLASS A
Shares sold.....................................      534,956   $  5,229,171      808,295   $  7,859,112       72,460  $    699,481
Share issued in acquisition of Keystone America
  Capital Preservation Income Fund..............            0              0            0              0    2,506,041    23,825,980
Shares issued in reinvestment of
  distributions.................................       61,902        604,810       89,475        865,840       71,420       689,075
Shares redeemed.................................   (1,318,046)   (12,878,080)    (563,085)    (5,471,951)    (656,221)   (6,023,682)
Net increase (decrease).........................     (721,188)  $ (7,044,099)     334,685   $  3,253,001    1,993,700  $ 19,190,854

                                EVERGREEN KEYSTONE
 (logo)

               COMBINED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

CAPITAL PRESERVATION FUND-- continued
                                                       NINE MONTHS ENDED              YEAR ENDED                  YEAR ENDED
                                                         JUNE 30, 1997            SEPTEMBER 30, 1996          SEPTEMBER 30, 1995
                                                       SHARES         AMOUNT       SHARES         AMOUNT       SHARES        AMOUNT
CLASS B
Shares sold.....................................      182,841   $  1,788,928      282,004   $  2,742,007    2,758,618  $ 26,668,622
Shares issued in reinvestment of
  distributions.................................      114,536      1,119,992      187,040      1,829,883      257,649     2,480,740
Shares redeemed.................................   (1,459,187)   (14,270,487)  (2,455,640)   (23,865,587)  (6,464,191)  (62,204,625)
Net decrease....................................   (1,161,810)  $(11,361,567)  (1,986,596)  $(19,293,697)  (3,447,924) $(33,055,263)
CLASS C
Shares sold.....................................      164,962   $  1,613,166      215,390   $  2,090,764      150,700  $  1,440,686
Shares issued in reinvestment of
  distributions.................................       13,283        129,806       12,718        127,771       11,638       111,984
Shares redeemed.................................     (185,566)    (1,815,739)     (86,982)      (844,271)    (176,498)   (1,696,123)
Net increase (decrease).........................       (7,321)  $    (72,767)     141,126   $  1,374,264      (14,160) $   (143,453)

EVERGREEN INTERMEDIATE FUND

                                                                                                                  MAY 2, 1995
                                                                                                               (COMMENCEMENT OF
                                                          YEAR ENDED               TEN MONTHS ENDED          CLASS OPERATIONS) TO
                                                         JUNE 30, 1997               JUNE 30, 1996              AUGUST 31, 1995
                                                       SHARES         AMOUNT       SHARES         AMOUNT       SHARES        AMOUNT
CLASS A
Shares sold.....................................       52,051   $    529,465      292,734   $  2,962,857       24,799  $    255,892
Shares issued in reinvestment of
  distributions.................................       17,590        178,344        3,368         34,080          209         2,134
Shares redeemed.................................      (62,211)      (632,271)     (20,323)      (206,789)      (9,442)      (96,968)
Net increase....................................        7,430   $     75,538      275,779   $  2,790,148       15,566  $    161,058

                                                                                   JANUARY 30, 1996
                                                                                   (COMMENCEMENT OF
                                                          YEAR ENDED             CLASS OPERATIONS) TO
                                                         JUNE 30, 1997                JUNE 30, 1996
                                                       SHARES         AMOUNT       SHARES         AMOUNT
CLASS B
Shares sold.....................................       62,610   $    633,834       40,844   $    415,640
Shares issued in reinvestment of
  distributions.................................        2,120         21,504          228          2,296
Shares redeemed.................................       (4,937)       (50,000)      (1,244)       (12,553)
Net increase....................................       59,793   $    605,338       39,828   $    405,383

                                                                                    APRIL 29, 1996
                                                                                   (COMMENCEMENT OF
                                                          YEAR ENDED             CLASS OPERATIONS) TO
                                                         JUNE 30, 1997                JUNE 30, 1996
                                                       SHARES         AMOUNT       SHARES         AMOUNT
CLASS C
Shares sold.....................................          490   $      5,000        2,450   $     24,797
Shares issued in reinvestment of
  distributions.................................          126          1,282           16            167
Shares redeemed.................................         (249)        (2,514)           0              0
Net increase....................................          367   $      3,768        2,466   $     24,964

                                EVERGREEN KEYSTONE
                                                        (logo)

               COMBINED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

EVERGREEN INTERMEDIATE FUND-- continued

                                                          YEAR ENDED               TEN MONTHS ENDED               YEAR ENDED
                                                         JUNE 30, 1997               JUNE 30, 1996              AUGUST 31, 1995
                                                       SHARES         AMOUNT       SHARES         AMOUNT       SHARES         AMOUNT
CLASS Y
Shares sold.....................................    4,825,919   $ 48,970,554    3,399,442   $ 35,128,164    1,606,066  $ 16,021,590
Shares issued in acquisition of Evergreen
  Managed Bond Fund.............................            0              0    7,674,423     79,773,557            0             0
Shares issued in reinvestment of
  distributions.................................      649,188      6,579,261      438,427      4,507,655      498,736     4,954,965
Shares redeemed.................................   (5,719,188)   (58,033,667)  (5,208,789)   (54,641,619)  (2,018,177)  (20,054,880)
Net increase (decrease).........................     (244,081)  $ (2,483,852)   6,303,503   $ 64,767,757       86,625  $    921,675

KEYSTONE INTERMEDIATE FUND

                                                        ELEVEN MONTHS ENDED             YEAR ENDED                 YEAR ENDED
                                                           JUNE 30, 1997              JULY 31, 1996              JULY 31, 1995
                                                          SHARES        AMOUNT       SHARES        AMOUNT       SHARES        AMOUNT
CLASS A
Shares sold........................................      175,221   $ 1,566,271      258,497   $ 2,283,194      214,382  $ 1,875,188
Shares issued in reinvestment of distributions.....       45,592       404,429       52,934       469,775       61,155      533,202
Shares redeemed....................................     (547,872)   (4,863,536)    (465,961)   (4,141,580)    (449,814)  (3,937,486)
Net decrease.......................................     (327,059)  $(2,892,836)    (154,530)  $(1,388,611)    (174,277) $(1,529,096)
CLASS B
Shares sold........................................      170,620   $ 1,528,256      555,555   $ 4,965,806      566,892  $ 4,978,695
Shares issued in reinvestment of distributions.....       46,270       411,336       63,537       565,232       66,016      576,332
Shares redeemed....................................     (779,593)   (6,943,044)    (808,199)   (7,205,208)    (624,636)  (5,447,096)
Net increase (decrease)............................     (562,703)  $(5,003,452)    (189,107)  $(1,674,170)       8,272  $   107,931
CLASS C
Shares sold........................................       52,022   $   465,379      318,799   $ 2,871,565      243,954  $ 2,124,333
Shares issued in reinvestment of distributions.....       31,491       279,633       42,997       382,466       53,388      465,630
Shares redeemed....................................     (311,128)   (2,773,712)    (468,122)   (4,177,736)    (630,936)  (5,505,917)
Net decrease.......................................     (227,615)  $(2,028,700)    (106,326)  $  (923,705)    (333,594) $(2,915,954)

INTERMEDIATE GOVERNMENT FUND

                                                                                                                  MAY 2, 1995
                                                                                      TEN MONTHS               (COMMENCEMENT OF
                                                          YEAR ENDED                     ENDED               CLASS OPERATIONS) TO
                                                         JUNE 30, 1997               JUNE 30, 1996              AUGUST 31, 1995
                                                       SHARES         AMOUNT       SHARES         AMOUNT       SHARES         AMOUNT
CLASS A
Shares sold.....................................       10,763   $    107,284       64,791   $    663,129          879   $      8,925
Shares issued in reinvestment of
  distributions.................................        2,429         24,330        1,503         15,239            0              0
Shares redeemed.................................       (5,953)       (59,462)     (17,382)      (175,816)           0              0
Net increase....................................        7,239   $     72,152       48,912   $    502,552          879   $      8,925

                                                                                   FEBRUARY 9, 1996
                                                                                   (COMMENCEMENT OF
                                                          YEAR ENDED              CLASS OPERATIONS) TO
                                                         JUNE 30, 1997               JUNE 30, 1996
                                                       SHARES         AMOUNT       SHARES         AMOUNT
CLASS B
Shares sold.....................................       49,960   $    500,124       35,925   $    359,696
Shares issued in reinvestment of
  distributions.................................        1,735         17,379           67            666
Shares redeemed.................................      (13,674)      (136,147)          (2)           (23)
Net increase....................................       38,021   $    381,356       35,990   $    360,339

                                EVERGREEN KEYSTONE
 (logo)

               COMBINED NOTES TO FINANCIAL STATEMENTS (CONTINUED)



INTERMEDIATE GOVERNMENT FUND-- continued
                                                                                    APRIL 10, 1996
                                                                                   (COMMENCEMENT OF
                                                          YEAR ENDED             CLASS OPERATIONS) TO
                                                         JUNE 30, 1997                JUNE 30, 1996
                                                       SHARES         AMOUNT       SHARES         AMOUNT
CLASS C
Shares sold.....................................        2,288   $     22,910        3,551   $     35,538
Shares issued in reinvestment of
  distributions.................................           85            967           26            254
Shares redeemed.................................       (4,419)       (44,414)        (324)        (3,205)
Net increase (decrease).........................       (2,046)  $    (20,537)       3,253   $     32,587

                                                                                      TEN MONTHS
                                                          YEAR ENDED                     ENDED                    YEAR ENDED
                                                         JUNE 30, 1997               JUNE 30, 1996              AUGUST 31, 1995
                                                       SHARES         AMOUNT       SHARES         AMOUNT       SHARES         AMOUNT
CLASS Y
Shares sold.....................................    3,476,575   $ 34,857,475    1,257,974   $ 12,770,139    1,999,05   $ 19,833,912
Shares issued in reinvestment of
  distributions.................................      394,427      3,950,858      402,054      4,079,359      526,254     5,214,391
Shares redeemed.................................   (5,437,776)   (54,410,883)  (3,404,763)   (34,447,480)  (2,799,781)  (27,796,468)
Net increase (decrease).........................   (1,566,774)  $(15,602,550)   1,744,735   $ 17,597,982     (274,476) $ (2,748,165)

SHORT-INTERMEDIATE FUND

                                                                                 YEAR ENDED                   YEAR ENDED
                                                                               JUNE 30, 1997                JUNE 30, 1996
                                                                              SHARES         AMOUNT        SHARES         AMOUNT
CLASS A
Shares sold...........................................................       584,893   $  5,786,371       417,422   $  4,161,754
Shares issued in reinvestment of distributions........................        93,998        924,863        91,045        906,558
Shares redeemed.......................................................      (775,720)    (7,650,833)     (498,266)    (4,979,754)
Net increase (decrease)...............................................       (96,829)  $   (939,599)       10,201   $     88,558
CLASS B
Shares sold...........................................................       520,912   $  5,138,212       844,991   $  8,456,439
Shares issued in reinvestment of distributions........................        87,527        862,791        74,101        739,247
Shares redeemed.......................................................      (486,579)    (4,795,124)     (512,788)    (5,128,366)
Net increase..........................................................       121,860   $  1,205,879       406,304   $  4,067,320
CLASS C
Shares sold...........................................................        35,729   $    354,646        94,089   $    944,432
Shares issued in reinvestment of distributions........................         4,508         44,442         3,083         30,731
Shares redeemed.......................................................       (53,064)      (524,077)      (32,296)      (321,263)
Net increase (decrease)...............................................       (12,827)  $   (124,989)       64,876   $    653,900
CLASS Y
Shares sold...........................................................    11,302,391   $111,361,796    15,667,603   $156,775,980
Shares issued in reinvestment of distributions........................     1,353,407     13,305,530     1,726,865     17,202,491
Shares redeemed.......................................................   (12,121,462)  (119,339,801)  (16,165,702)  (161,849,781)
Net increase..........................................................       534,336   $  5,327,525     1,228,766   $ 12,128,690

                                EVERGREEN KEYSTONE
                                                                 (logo)

               COMBINED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. SECURITIES TRANSACTIONS

Cost of purchases and proceeds from sales of investment securities (excluding short-term securities) were as follows for the year ended June 30, 1997:

                                               COST OF PURCHASES               PROCEEDS FROM SALES
                                         U.S. GOVERNMENT      OTHER       U.S. GOVERNMENT      OTHER

Capital Preservation Fund*............    $  30,413,800    $          0    $  42,505,286    $         0
Evergreen Intermediate Fund...........      108,340,939      24,077,086      138,666,138      6,840,920
Keystone Intermediate Fund**..........       28,261,905      30,738,558       31,902,091     36,582,139
Intermediate Government Fund..........       59,320,521               0       65,407,081              0
Short-Intermediate Fund...............      103,309,243     113,815,506       71,256,326     99,358,914

         * For the nine months ended June 30, 1997
        ** For the eleven months ended June 30, 1997

The average daily balance of reverse repurchase agreements outstanding for the Capital Preservation Fund and the Keystone Intermediate Fund during the period ended June 30, 1997 was approximately $988,000 and $1,102,000, respectively, at a weighted average interest rate of 5.40% and 5.58%, respectively. The maximum amount outstanding under reverse repurchase agreements during the period ended June 30, 1997 for the Capital Preservation Fund was $4,066,236 (including accrued interest) and $2,017,983 (including accrued interest) for Keystone Intermediate Fund. There were no reverse repurchase agreements outstanding at June 30, 1997 for either Fund.

On June 30, 1997, the composition of gross unrealized appreciation and depreciation of investment securities based on the aggregate cost of investments for federal tax purposes was as follows:

                                                                GROSS          GROSS       NET UNREALIZED
                                                  TAX         UNREALIZED     UNREALIZED     APPRECIATION
                                                  COST       APPRECIATION   DEPRECIATION   (DEPRECIATION)
Capital Preservation Fund..................   $ 51,559,754    $  541,790     $   (3,297)     $  538,493
Evergreen Intermediate Fund................    156,347,538     3,200,532       (929,701)      2,270,831
Keystone Intermediate Fund.................     28,676,532       258,959       (365,371)       (106,412)
Intermediate Government Fund...............     79,147,737       712,159       (321,259)        390,900
Short-Intermediate Fund....................    398,505,815     3,176,863     (5,024,416)     (1,847,553)

As of June 30, 1997, the Funds had capital loss carryovers for federal income tax purposes as follows:

                                                                    EXPIRATION
                                        1999        2001         2002        2003        2004         2005

Capital Preservation Fund..........         --   $5,900,000   $  197,000   $642,000   $  254,000   $       --
Evergreen Intermediate Fund........         --    1,440,000           --    907,000      211,000    1,200,000
Keystone Intermediate Fund.........   $970,000           --    2,688,000     94,000           --      147,000
Intermediate Government Fund.......         --           --           --    642,000    1,140,000           --
Short-Intermediate Fund............         --           --    6,021,000         --    4,049,000    4,374,000

4. DISTRIBUTION PLANS

Since December 11, 1996, Evergreen Keystone Distributor, Inc. (formerly, Evergreen Funds Distributor, Inc.) ("EKD"), a wholly-owned subsidiary of The BISYS Group Inc. ("BISYS") has served as principal underwriter to the Capital Preservation Fund and the Keystone Intermediate Fund. Prior to December 11, 1996, Evergreen Keystone Investment Services, Inc. ("EKIS"), a wholly-owned subsidiary of Keystone, served as the principal underwriter. EKD also serves as the principal underwriter for the Evergreen Intermediate, Intermediate Government and Short-Intermediate Funds.

Each Fund has adopted Distribution Plans for each class of shares as allowed by Rule 12b-1 of the 1940 Act. Distribution plans permit each Fund to reimburse its principal underwriter for costs related to selling shares of the Fund and for various other services. These costs, which consist primarily of commissions and service fees to broker-dealers who sell shares of the Fund, are paid by shareholders through expenses called "Distribution Plan expenses". Each class, except Class Y, currently pays a service fee equal to 0.25% of the average daily net assets of the class. The service fee for Class A shares of Short-Intermediate is currently limited to 0.10% of average daily net assets. Class B and Class C also presently pay distribution fees equal to 0.75% of the average daily net assets of each respective class. Distribution Plan expenses are calculated daily and paid monthly.

With respect to Class B and Class C shares of the Capital Preservation Fund and the Keystone Intermediate Fund, the principal underwriter may incur costs greater than the allowable annual amounts the Fund is permitted to pay. The Fund may reimburse the principal underwriter for such excess amounts in later years with annual interest at the prime rate plus 1.00%.

                                EVERGREEN KEYSTONE
 (logo)

               COMBINED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

During the year ended June 30, 1997, amounts accrued or paid to EKD and/or EKIS pursuant to each Fund's Class A, Class B and Class C Distribution Plans were as follows:

                                                                         CLASS A    CLASS B     CLASS C
Capital Preservation Fund*............................................   $28,581    $285,293    $32,267
Evergreen Intermediate Fund...........................................     6,972       7,180        255
Keystone Intermediate Fund**..........................................    24,268     129,648     74,834
Intermediate Government Fund..........................................     2,047       6,442        242
Short-Intermediate Fund...............................................    18,961     222,264     10,470

         * For the nine months ended June 30, 1997
        ** For the eleven months ended June 30, 1997

For the year ended June 30, 1997, EKD voluntarily waived Class A distribution fees for the Evergreen Intermediate and Intermediate Government Funds in the amounts of $5,480 and $1,763, respectively.

Each of the Distribution Plans for the Capital Preservation and the Keystone Intermediate Funds may be terminated at any time by vote of the Independent Trustees or by vote of a majority of the outstanding voting shares of the respective class. However, after the termination of any Distribution Plan, and subject to the discretion of the Independent Trustees, payments to EKIS and/or EKD may continue as compensation for services which had been earned while the Distribution Plan was in effect.

EKD intends, but is not obligated, to continue to pay distribution costs that exceed the current annual payments from the Fund. EKD intends to seek full payment of such distribution costs from the Fund at such time in the future as, and to the extent that, payment thereof by the Class B or Class C shares would be within permitted limits.

EKD and/or its predecessor has advised the Funds that it has retained front-end sales charges resulting from the sales of Class A shares during the period ended June 30, 1997 as follows:

Capital Preservation Fund.......................................................   $ 9,851
Evergreen Intermediate Fund.....................................................       504
Keystone Intermediate Fund......................................................    11,043
Intermediate Government Fund....................................................        77
Short-Intermediate Fund.........................................................     6,833

Contingent deferred sales charges paid by redeeming shareholders are paid to EKD or its predecessor.

5. INVESTMENT MANAGEMENT AGREEMENT AND OTHER AFFILIATED TRANSACTIONS

Keystone Investment Management Company ("Keystone"), a subsidiary of First Union Corporation ("First Union"), is the investment adviser for the Capital Preservation Fund and the Keystone Intermediate Fund. In return for providing investment management and administrative services, each Fund pays Keystone a management fee that is calculated daily and paid monthly. The management fee is computed at an annual rate of 2.00% of the each respective Fund's gross investment income plus an amount determined by applying percentage rates starting at 0.50% and declining to 0.25% per annum as net assets increase, to the average daily net asset value of the Fund. Prior to December 11, 1996, Keystone Management, Inc. ("KMI"), a wholly-owned subsidiary of Keystone, served as investment manager to the Keystone Intermediate Fund and provided investment management and administrative services. Under an investment advisory agreement between KMI and Keystone, Keystone served as the investment adviser and provided investment advisory and management services to the Keystone Intermediate Fund. In return for its services, Keystone received an annual fee equal to 85% of the management fee received by KMI.

Effective January 1, 1997, BISYS became the sub-administrator to the Capital Preservation and Keystone Intermediate Funds and is paid by Keystone.

First Union serves as the investment adviser to the Evergreen Intermediate Fund, Intermediate Government Fund and Short-Intermediate Fund and is paid a management fee that is computed daily and paid monthly. For the Evergreen Intermediate Fund and the Intermediate Government Fund, First Union is entitled to a fee at an annual rate of 0.60% of each Fund's respective average daily net assets. For the Short-Intermediate Fund, First Union is entitled to a fee at an annual rate of 0.50% of the Fund's average daily net assets.

For Evergreen Intermediate Fund, Intermediate Government Fund and Short-Intermediate Fund, Evergreen Keystone Investment Services, Inc. ("EKIS"), a subsidiary of First Union, is the administrator. Prior to March 11, 1997, Evergreen Asset Management Corp. ("Evergreen Asset"), a wholly-owned subsidiary of First Union, was the administrator. Furman Selz LLC ("Furman Selz") was the sub-administrator through December 31, 1996. Effective January 1, 1997, BISYS acquired Furman Selz' mutual fund unit and accordingly BISYS became sub-administrator. The administrator and sub-administrator for each Fund is entitled to an annual fee based on the average daily net assets of the funds administered by EKIS for which First Union or its investment advisory subsidiaries are also the investment advisors. The administration fee is calculated by applying percentage rates, which start at 0.05% and decline to 0.01% per annum as net assets increase, to the average daily net asset value of the

                                EVERGREEN KEYSTONE
                                                         (logo)

               COMBINED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Fund. The sub-administration fee is calculated by applying percentage rates, which start at 0.01% and decline to .004% as net assets increase, to the average daily net asset value of the Fund.

For the Capital Preservation and Keystone Intermediate Funds, Keystone has voluntarily limited the expenses, excluding indirectly paid expenses, to the following rates based on the average daily net assets of each respective class:

                                                                             AVERAGE DAILY NET ASSETS
                                                                           CLASS A    CLASS B    CLASS C
Capital Preservation Fund...............................................     0.90%      1.65%      1.65%
Keystone Intermediate Fund..............................................     1.10%      1.85%      1.85%

For the period ended June 30, 1997, the Funds waived management fees as follows:

Capital Preservation Fund..................................................................   $245,255
Keystone Intermediate Fund.................................................................    145,636
Intermediate Government Fund...............................................................     71,794

During the period ended June 30, 1997, the Funds paid or accrued to EKIS the following amounts for certain administrative services:

Capital Preservation Fund...................................................................   $34,481
Evergreen Intermediate Fund.................................................................    57,505
Keystone Intermediate Fund..................................................................    11,267
Intermediate Government Fund................................................................    31,665
Short-Intermediate Fund.....................................................................   139,440

Evergreen Keystone Service Company ("EKSC"), a wholly-owned subsidiary of Keystone, serves as the transfer and dividend disbursing agent for the Capital Preservation and Keystone Intermediate Funds. Effective May 5, 1997, EKSC also began providing transfer and dividend disbursing agent services for the Evergreen Intermediate Fund, Intermediate Government Fund and Short-Intermediate Fund that were formerly provided by State Street Bank and Trust Company ("State Street"). For certain accounts, State Street had and subsequent to May 5, 1997, EKSC has sub-contracted First Union to maintain shareholder sub-account records, take fund purchase and redemption orders and answer inquiries. For each account of the Evergreen Intermediate Fund, Intermediate Government Fund and Short-Intermediate Fund, First Union earned a fee which in aggregate totaled $23,547, $24 and $103,428, respectively for the year ended June 30, 1997.

Officers of the Funds and affiliated Trustees receive no compensation directly from the Funds. Currently the Independent Trustees of the Capital Preservation and the Keystone Intermediate Funds receive no compensation for their services. As sub-administrator, BISYS provides the officers of the Funds.

6. EXPENSE OFFSET ARRANGEMENT

The Funds have entered into an expense offset arrangement with their custodian. The assets deposited with the custodian under this expense offset arrangement could have been invested in income-producing assets.

7. DEFERRED TRUSTEES' FEES

Each Independent Trustee of the Evergreen Intermediate Fund, Intermediate Government Fund and Short-Intermediate Fund may defer any or all compensation related to performance of duties as a Trustee. Each Trustee's deferred balances are allocated to deferral accounts which are included in the accrued expenses for the Fund. The investment performance of the deferral accounts are based on the investment performance of certain Evergreen Keystone Funds. Any gains earned or losses incurred in the deferral accounts are reported in each Fund's Trustees' fees and expenses. Trustees will be paid either in one lump sum or in quarterly installments for up to ten years at their election, not earlier than either the year in which the Trustee ceases to be a member of the Board of Trustees or January 1, 2000. As of June 30, 1997, the value of the Trustees' deferral accounts for the Evergreen Intermediate Fund, Intermediate Government Fund and Short-Intermediate Fund were $5,106, $5,097 and $16,203, respectively.

8. FINANCING AGREEMENT

On October 31, 1996, a financing agreement between all of the Evergreen Funds and State Street, Societe Generale and ABN Amro Bank N.V. (collectively, the "Banks") became effective. Under this agreement, the Banks provide an unsecured credit facility in the aggregate amount of $225 million ($112.5 million committed and $112.5 million uncommitted) allocated evenly between the Banks. Borrowings under this facility bear interest at 0.75% per annum above the Federal Funds rate. A commitment fee of 0.10% per annum will be incurred on the unused portion of the committed facility which will be allocated to all participating funds. State Street acts as agent for the Banks, and as agent is entitled to a fee of $15,000 which is allocated to all of the Evergreen Funds. During the period ended June 30, 1997, the Funds had no borrowings under this agreement.

                                EVERGREEN KEYSTONE
   (logo)

               COMBINED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

9. ACQUISITIONS

On December 30, 1994, the Capital Preservation Fund acquired the net assets of Keystone America Capital Preservation and Income Fund ("Preservation and Income Fund") in exchange for Class A shares and on February 29, 1996 the Evergreen Intermediate Fund acquired the net assets of Evergreen Managed Bond Fund ("Managed Bond Fund") in exchange for Class Y shares. Both acquisitions were accomplished by a tax-free exhange of the respective shares of each respective fund. The value of assets acquired, number of shares issued, unrealized appreciation acquired and aggregate net assets of each fund immediately after the acquisition are as follows:

                                                                                                          UNREALIZED
                                                                   VALUE OF NET         NUMBER OF        APPRECIATION
       ACQUIRING FUND                   ACQUIRED FUND             ASSETS ACQUIRED     SHARES ISSUED     (DEPRECIATION)
Capital Preservation Fund        Preservation and Income Fund       $23,825,980         2,506,041         $ (301,751)
Evergreen Intermediate Fund      Managed Bond Fund                   79,773,557         7,674,423          1,789,417

 NET ASSETS
   AFTER
ACQUISITION
$115,746,857
 158,097,520

                                EVERGREEN KEYSTONE
                                                             (logo)

                          INDEPENDENT AUDITORS' REPORT

The Trustees and Shareholders
  Keystone Capital Preservation and Income Fund
  The Evergreen Lexicon Fund
  Keystone Intermediate Term Bond Fund
  Evergreen Investment Trust

We have audited the accompanying statements of assets and liabilities, including the schedules of investments of the Evergreen Keystone Short and Intermediate Term Bond Funds listed below as of June 30, 1997, and the related statements of operations, statements of changes in net assets, and financial highlights for each of the years or periods listed below:

    KEYSTONE CAPITAL PRESERVATION AND INCOME FUND-- statements of operations for the nine months ended June 30, 1997 and the year ended September 30, 1996, statements of changes in net assets for the nine months ended June 30, 1997 and each of the years in the two-year period ended September 30, 1996, and financial highlights for the periods presented on pages 14 and 15.

    EVERGREEN INTERMEDIATE-TERM BOND FUND (ONE OF THE PORTFOLIOS CONSTITUTING THE EVERGREEN LEXICON FUND)-- statement of operations for the year ended June 30, 1997, statements of changes in net assets for the year ended June 30, 1997 and the ten months ended June 30, 1996, and the financial highlights for the periods presented on pages 16 and 17, except for the periods prior to June 30, 1996. The financial highlights for the periods prior to June 30, 1996 and the statements of changes in net assets for the year ended August 31, 1995 were audited by other auditors whose report dated October 6, 1995 expressed an unqualified opinion thereon.

    KEYSTONE INTERMEDIATE TERM BOND FUND-- statements of operations for the eleven months ended June 30, 1997 and the year ended July 31, 1996, statements of changes in net assets for the eleven months ended June 30, 1997 and each of the years in the two-year period ended July 31, 1996, and the financial highlights for the periods presented on pages 18 and 19.

    EVERGREEN INTERMEDIATE-TERM GOVERNMENT SECURITIES FUND (ONE OF THE PORTFOLIOS CONSTITUTING THE EVERGREEN LEXICON FUND)-- statement of operations for the year ended June 30, 1997, statements of changes in net assets for the year ended June 30, 1997 and the ten months ended June 30, 1996, and the financial highlights for the periods presented on pages 20 and 21, except for the periods ended prior to June 30, 1996. The financial highlights for the periods prior to June 30, 1996 and the statements of changes in net assets for the year ended August 31, 1995 were audited by other auditors whose report dated October 6, 1995 expressed an unqualified opinion thereon.

    EVERGREEN SHORT-INTERMEDIATE BOND FUND (ONE OF THE PORTFOLIOS CONSTITUTING EVERGREEN INVESTMENT TRUST)-- statement of operations for the year ended June 30, 1997, statements of changes in net assets for each of the years in the two-year period ended June 30, 1997, and the financial highlights for the periods presented on pages 22-24.

These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of June 30, 1997 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Keystone Capital Preservation and Income Fund, Evergreen Intermediate-Term Bond Fund, Keystone Intermediate Term Bond Fund, Evergreen Intermediate-Term Government Securities Fund and Evergreen Short-Intermediate Bond Fund as of June 30, 1997, the results of their operations for the years or periods then ended, and the changes in their net assets and financial highlights for each of the years or periods specified in the first paragraph above in conformity with generally accepted accounting principles.

                                         KPMG Peat Marwick LLP

Boston, Massachusetts
August 8, 1997

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
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
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

This brochure must be preceded or accompanied by a prospectus of an Evergreen fund contained herein. The prospectus contains more complete information, including fees and expenses, and should be read carefully before investing or sending money.

                              NOT      May lose value
                              FDIC     No bank guarantee
                              INSURED

                          Evergreen Keystone Distributor, Inc.

EVERGREEN INTERMEDIATE TERM BOND FUND
Pro Forma Combining Financial Statements (Unaudited)
Portfolio of Investments (000's)
June 30, 1997

                                                                                                Keystone Intermediate
                                                                                                    Term Bond Fund
                                                                                             Principal          Market
                                                               Coupon     Maturity            Amount             Value
                                                               ---------  ---------------   -----------------------------
Asset Backed Securities-5.3%
       Southern Pacific Secured Assets Corporation
           Series 1996-3 Class A4                                  7.60%  10/25/27             $ 1,000           $ 1,002
       US Home Equity Loan Asset, series 1991-2 Class B            9.13%  4/15/21                  750               753
                                                                                                          ---------------
                                                                                                                   1,755
                                                                                                          ---------------
Corporate Bonds-28.7%
       Banks-7.4%
       Amsouth Bancorporation, Sub Debentures, Puttable 2005       6.75%  11/1/25                1,000               977
       Cenfed Financial Corp., Senior Debenture (b)               11.17%  12/15/01
       Chase Manhattan Corporation, Subordinated Notes             9.38%  7/1/01                 1,250             1,359
       NationsBank Corp.                                           8.13%  6/15/02
       NBD Bank N.A., Subordinated Note                            8.25%  11/1/24
                                                                                                          ---------------
                                                                                                                   2,336
                                                                                                          ---------------
       Diversified-1.5%
       Belo (A.H.) Corporation, Senior Note                        7.13%  6/1/07                   500               496
                                                                                                          ---------------

       Finance & Insurance-6.9%
       Associates Corporation North America, Notes                 5.96%  5/15/37
       CIT Group Holdings Incorporated, Medium Term Notes,
             Tranche Trust 00001                                   9.25%  3/15/01                1,000             1,083
       General Electric Capital Corp.                              7.98%  12/15/07
       General Motors Acceptance Corp., Notes                      7.13%  5/1/01                   500               506
       Goldman Sachs Group L.P. (b)                                6.38%  6/15/00
       Grand Metropolitan Investment Corp.,                        6.50%  9/15/99
       Harris Bancorp.                                             9.38%  6/1/01
       KFW International Finance, Guaranteed Note                  8.85%  6/15/99
       Prudential Insurance, Notes (b)                             7.13%  7/1/07                   500               499
                                                                                                          ---------------
                                                                                                                   2,088
                                                                                                          ---------------
       Industrials-11.1%
       Baxter International, Inc.                                  9.25%  12/15/99
       Deere & Co.                                                 8.95%  6/15/19
       Ford Motor Co., Debenture                                   9.00%  9/15/01                  700               756
       Jet Equipment Trust (b)                                     9.41%  6/15/10
       Occidental Petroleum Corporation, Medium Term Note,
            Tranche Trust 00134                                    8.50%  11/9/01                  800               847
       Philip Morris Cos., Inc., Senior Note                       7.20%  2/1/07                 1,000               987
       Transocean Offshore Inc., Notes                             7.45%  4/15/27                1,000             1,030
                                                                                                          ---------------
                                                                                                                   3,620
                                                                                                          ---------------
       Transportation-1.5%
       Norfolk Southern Corporation, Notes                         7.05%  5/1/37                   500               507
                                                                                            -----------   ---------------

       Utilities-0.3%
       ALLTEL Corp.                                                6.50%  11/1/13
       Carolina Power & Light Co.                                  8.63%  9/15/21
                                                                                                          ---------------

                                                                                                          ---------------
       Total Corporate Bonds                                                                                       9,047
                                                                                                          ---------------

Mortgaged-Backed Securities- 1.5%
       Federal Home Loan Mortgage Corp.                            6.55%  9/1/26
       Federal Home Loan Mortgage Corp.                            7.50%  5/1/09
       Federal Home Loan Mortgage Corp.                            8.00%  10/1/25
       Federal National Mortgage Assn.                             6.69%  12/1/25
       Government National Mortgage Assn.                          6.00%  6/20/26
       Government National Mortgage Assn.                          6.50%  10/15/23-10/20/26
       Government National Mortgage Assn.                          7.00%  9/20/25-3/15/26
       Government National Mortgage Assn.                          7.13%  7/20/25
       Government National Mortgage Assn.                          7.50%  9/15/23-3/15/26
       Government National Mortgage Assn.                          8.00%  10/15/24
       Government National Mortgage Assn.                          9.00%  4/15/20-8/15/21
       Government National Mortgage Assn.                          9.50%  2/15/21
       Paine Webber Trust P-3                                      9.00%  10/1/12



Collateralized Mortgage Obligations-24.0%
       Chase Commercial Mortgage Securities Corp.                  7.37%  6/19/29                  500               508
       Chase Mortgage Finance Corp.(a)                             7.87%  11/15/25                 479               468
       Criimi Mae Financial Corp.                                  7.00%  1/1/33                   444               434
       Federal National Mortgage Assn. Guaranteed (c)              3.26%  8/25/23                1,000               758
       GE Capital Mortgage Services Inc.                           6.50%  3/25/24                  654               626
       Independent National Mortgage Corp.(a)                      7.84%  12/26/26                 997             1,000
       Merrill Lynch Trust                                         8.45%  11/1/18                  500               525
       Morgan Stanley Capital I Inc., 1997 C1 Class B              7.69%  1/15/07                  700               725
       Paine Webber Mortgage Acceptance Corp.                      7.50%  5/25/23                  953               951
       Resolution Trust Corp.                                      7.50%  10/15/28               1,250             1,258
       Ryland Acceptance Corp. Four                                7.95%  1/1/19                   698               709
                                                                                                          ---------------
                                                                                                                   7,962
                                                                                                          ---------------

Yankee Obligations-1.1%
       Bayerische Landesbank Girozen New York,
            Tranche Senior 00001                                   6.38%  8/31/00
       Bayerische Landesbank Girozen New York,
            Tranche Trust 00007                                    6.20%  2/9/06
       Hydro-Quebec                                                8.00%  2/1/13
       Japan Finance Corp. Municipal Enterprises,
            Guaranteed Bond                                        6.85%  4/15/06
       Manitoba Province (Canada)                                  8.00%  4/15/02
       Petro Canada Ltd.                                           8.60%  1/15/10
       Philips Electers N.V., Debenture                            7.13%  5/15/25
                                                                Evergreen Intermediate-  Adjustment for Liquidation
                                                                    Term Bond Fund         of Trust Assets (Note 1)
                                                                Principal     Market        Principal     Market
                                                                  Amount       Value         Amount        Value
                                                               ----------------------------------------------------
Asset Backed Securities-5.3%
       Southern Pacific Secured Assets Corporation
           Series 1996-3 Class A4
       US Home Equity Loan Asset, series 1991-2 Class B

Corporate Bonds-28.7%
       Banks-7.4%
       Amsouth Bancorporation, Sub Debentures, Puttable 2005
       Cenfed Financial Corp., Senior Debenture (b)                  $500        $534           ($492)        (526)
       Chase Manhattan Corporation, Subordinated Notes
       NationsBank Corp.                                            2,000       2,109          (1,969)      (2,076)
       NBD Bank N.A., Subordinated Note                             4,000       4,462          (3,938)      (4,393)
                                                                            ----------                    ---------
                                                                                7,105                       (6,995)
                                                                            ----------                    ---------
       Diversified-1.5%
       Belo (A.H.) Corporation, Senior Note


       Finance & Insurance-6.9%
       Associates Corporation North America, Notes                  6,500       6,514          (6,400)      (6,413)
       CIT Group Holdings Incorporated, Medium Term Notes,
             Tranche Trust 00001
       General Electric Capital Corp.                               2,500       2,473          (2,461)      (2,435)
       General Motors Acceptance Corp., Notes
       Goldman Sachs Group L.P. (b)                                 1,000         990            (985)        (975)
       Grand Metropolitan Investment Corp.,                         1,500       1,505          (1,477)      (1,482)
       Harris Bancorp.                                                800         868            (788)        (855)
       KFW International Finance, Guaranteed Note                   1,000       1,047            (985)      (1,031)
       Prudential Insurance, Notes (b)
                                                                            ----------                    ---------
                                                                               13,397                      (13,191)
                                                                            ----------                    ---------
       Industrials-11.1%
       Baxter International, Inc.                                   2,000       2,126          (1,969)      (2,093)
       Deere & Co.                                                    600         673            (591)        (663)
       Ford Motor Co., Debenture
       Jet Equipment Trust (b)                                      2,000       2,292          (1,969)      (2,257)
       Occidental Petroleum Corporation, Medium Term Note,
            Tranche Trust 00134
       Philip Morris Cos., Inc., Senior Note
       Transocean Offshore Inc., Notes
                                                                            ----------                    ---------
                                                                                5,091                       (5,013)
                                                                            ----------                    ---------
       Transportation-1.5%
       Norfolk Southern Corporation, Notes


       Utilities-0.3%
       ALLTEL Corp.                                                 3,100       2,857          (3,052)      (2,813)
       Carolina Power & Light Co.                                   2,000       2,272          (1,969)      (2,237)
                                                                            ----------                    ---------
                                                                                5,129                       (5,050)
                                                                            ----------                    ---------
       Total Corporate Bonds                                                   30,722                      (30,249)
                                                                            ----------                    ---------

Mortgaged-Backed Securities- 1.5%
       Federal Home Loan Mortgage Corp.                             2,522       2,594          (2,483)      (2,554)
       Federal Home Loan Mortgage Corp.                             2,027       2,059          (1,996)      (2,027)
       Federal Home Loan Mortgage Corp.                             1,210       1,242          (1,191)      (1,223)
       Federal National Mortgage Assn.                              1,293       1,329          (1,273)      (1,308)
       Government National Mortgage Assn.                           1,400       1,406          (1,378)      (1,384)
       Government National Mortgage Assn.                           8,357       8,362          (8,228)      (8,233)
       Government National Mortgage Assn.                           3,922       3,920          (3,861)      (3,860)
       Government National Mortgage Assn.                           3,087       3,182          (3,039)      (3,133)
       Government National Mortgage Assn.                           3,599       3,615          (3,543)      (3,559)
       Government National Mortgage Assn.                           3,144       3,216          (3,095)      (3,166)
       Government National Mortgage Assn.                           1,210       1,279          (1,191)      (1,259)
       Government National Mortgage Assn.                             563         608            (554)        (599)
       Paine Webber Trust P-3                                         414         418            (408)        (412)
                                                                            ----------                    ---------
                                                                               33,230                      (32,717)
                                                                            ----------                    ---------
Collateralized Mortgage Obligations-24.0%
       Chase Commercial Mortgage Securities Corp.
       Chase Mortgage Finance Corp.(a)
       Criimi Mae Financial Corp.
       Federal National Mortgage Assn. Guaranteed (c)
       GE Capital Mortgage Services Inc.
       Independent National Mortgage Corp.(a)
       Merrill Lynch Trust
       Morgan Stanley Capital I Inc., 1997 C1 Class B
       Paine Webber Mortgage Acceptance Corp.
       Resolution Trust Corp.
       Ryland Acceptance Corp. Four


Yankee Obligations-1.1%
       Bayerische Landesbank Girozen New York,
            Tranche Senior 00001                                    2,500       2,492          (2,461)      (2,454)
       Bayerische Landesbank Girozen New York,
            Tranche Trust 00007                                     2,000       1,907          (1,969)      (1,878)
       Hydro-Quebec                                                 3,000       3,160          (2,954)      (3,111)
       Japan Finance Corp. Municipal Enterprises,
            Guaranteed Bond                                         3,500       3,505          (3,446)      (3,451)
       Manitoba Province (Canada)                                   2,000       2,110          (1,969)      (2,077)
       Petro Canada Ltd.                                              800         907            (788)        (893)
       Philips Electers N.V., Debenture                             5,300       5,282          (5,218)      (5,200)
                                                                      Pro Forma
                                                                      Combined
                                                                Principal   Market
                                                                 Amount      Value
                                                                ---------------------
Asset Backed Securities-5.3%
       Southern Pacific Secured Assets Corporation
           Series 1996-3 Class A4                                $ 1,000   $ 1,002
       US Home Equity Loan Asset, series 1991-2 Class B              750       753
                                                                          ---------
                                                                             1,755
                                                                          ---------
Corporate Bonds-28.7%
       Banks-7.4%
       Amsouth Bancorporation, Sub Debentures, Puttable 2005       1,000       977
       Cenfed Financial Corp., Senior Debenture (b)                    8         8
       Chase Manhattan Corporation, Subordinated Notes             1,250     1,359
       NationsBank Corp.                                              31        33
       NBD Bank N.A., Subordinated Note                               62        69
                                                                          ---------
                                                                             2,446
                                                                          ---------
       Diversified-1.5%
       Belo (A.H.) Corporation, Senior Note                          500       496
                                                                          ---------

       Finance & Insurance-6.9%
       Associates Corporation North America, Notes                   100       101
       CIT Group Holdings Incorporated, Medium Term Notes,
             Tranche Trust 00001                                   1,000     1,083
       General Electric Capital Corp.                                 39        38
       General Motors Acceptance Corp., Notes                        500       506
       Goldman Sachs Group L.P. (b)                                   15        15
       Grand Metropolitan Investment Corp.,                           23        23
       Harris Bancorp.                                                12        13
       KFW International Finance, Guaranteed Note                     15        16
       Prudential Insurance, Notes (b)                               500       499
                                                                          ---------
                                                                             2,294
                                                                          ---------
       Industrials-11.1%
       Baxter International, Inc.                                     31        33
       Deere & Co.                                                     9        10
       Ford Motor Co., Debenture                                     700       756
       Jet Equipment Trust(b)                                         31        35
       Occidental Petroleum Corporation, Medium Term Note,
            Tranche Trust 00134                                      800       847
       Philip Morris Cos., Inc., Senior Note                       1,000       987
       Transocean Offshore Inc., Notes                             1,000     1,030
                                                                          ---------
                                                                             3,698
                                                                          ---------
       Transportation-1.5%
       Norfolk Southern Corporation, Notes                           500       507
                                                                          ---------

       Utilities-0.3%
       ALLTEL Corp.                                                   48        44
       Carolina Power & Light Co.                                     31        35
                                                                          ---------
                                                                                79
                                                                          ---------
       Total Corporate Bonds                                                 9,520
                                                                          ---------

Mortgaged-Backed Securities- 1.5%
       Federal Home Loan Mortgage Corp.                               39        40
       Federal Home Loan Mortgage Corp.                               31        32
       Federal Home Loan Mortgage Corp.                               19        19
       Federal National Mortgage Assn.                                20        21
       Government National Mortgage Assn.                             22        22
       Government National Mortgage Assn.                            129       129
       Government National Mortgage Assn.                             61        60
       Government National Mortgage Assn.                             48        49
       Government National Mortgage Assn.                             56        56
       Government National Mortgage Assn.                             49        50
       Government National Mortgage Assn.                             19        20
       Government National Mortgage Assn.                              9         9
       Paine Webber Trust P-3                                          6         6
                                                                          ---------
                                                                               513
                                                                          ---------
Collateralized Mortgage Obligations-24.0%
       Chase Commercial Mortgage Securities Corp.                    500       508
       Chase Mortgage Finance Corp.(a)                               479       468
       Criimi Mae Financial Corp.                                    444       434
       Federal National Mortgage Assn. Guaranteed (c)              1,000       758
       GE Capital Mortgage Services Inc.                             654       626
       Independent National Mortgage Corp.(a)                        997     1,000
       Merrill Lynch Trust                                           500       525
       Morgan Stanley Capital I Inc., 1997 C1 Class B                700       725
       Paine Webber Mortgage Acceptance Corp.                        953       951
       Resolution Trust Corp.                                      1,250     1,258
       Ryland Acceptance Corp. Four                                  698       709
                                                                          ---------
                                                                             7,962
                                                                          ---------

Yankee Obligations-1.1%
       Bayerische Landesbank Girozen New York,
            Tranche Senior 00001                                      39        38
       Bayerische Landesbank Girozen New York,
            Tranche Trust 00007                                       31        29
       Hydro-Quebec                                                   46        49
       Japan Finance Corp. Municipal Enterprises,
            Guaranteed Bond                                           54        54
       Manitoba Province (Canada)                                     31        33
       Petro Canada Ltd.                                              12        14
       Philips Electers N.V., Debenture                               82        82

EVERGREEN INTERMEDIATE TERM BOND FUND
Pro Forma Combining Financial Statements (Unaudited)
Portfolio of Investments (000's)
June 30, 1997

                                                                                               Keystone Intermediate
                                                                                                   Term Bond Fund
                                                                                               Principal       Market
                                                                      Coupon      Maturity       Amount         Value
                                                                      ----------  --------   --------------------------
             Svenska Handelsbanken                                         8.13%  8/15/07
             Svenska Handelsbanken                                         8.35%  7/15/04
             Westpac Banking, Subordinated Debenture                       9.13%  8/15/01



Foreign Bonds (US Dollar Denominated)-13.5%
             Fomento Economico Mexico, Euro-Dollars                        9.50%  7/22/97            1,250       1,250
             Korea Electric Power Corp., Debenture                         7.00%  2/1/27               500         490
             Export Import Bank Korea, Note                                7.10%  3/15/07              500         505
             Southern Peru Limited, Secured Export Note (b)                7.90%  5/30/07            1,000       1,019
             Telebras                                                     10.38%  9/9/97             1,200       1,211
                                                                                                             ----------
                                                                                                                 4,475
                                                                                                             ----------
Foreign Bonds (Non-US Denominated)-7.6%
             Canada Government, Canadian Series A79                        8.75%  12/1/05    1,150,000 CAD         968
             Denmark Kingdom                                               7.00%  11/15/07   3,698,000 DKK         585
             Germany Federal Republic                                      6.88%  5/12/05    1,575,000 DEM         986
             Nykredit                                                      6.00%  10/1/26    18,000 DKK              2
                                                                                                             ----------
                                                                                                                 2,541
                                                                                                             ----------
U.S. Agency Obligations-2.5%
             Farm Credit Systems Financial Assistance Co.                  8.80%  6/10/05
             Federal Home Loan Bank, Consolidated Bond                     7.70%  9/20/04
             Federal Home Loan Mortgage Corp., Global Note                 6.70%  1/15/07              750         745
                                                                                                             ----------
                                                                                                                   745
                                                                                                             ----------
U.S. Treasury Obligations-7.5%
             U.S. Treasury Notes                                           6.50%  10/15/06           1,810       1,802
             U.S. Treasury Notes                                           5.13%  12/31/98
             U.S. Treasury Notes                                           5.63%  8/31/97
             U.S. Treasury Notes                                           6.38%  1/15/99
             U.S. Treasury Notes                                           8.25%  7/15/98
             U.S. Treasury Bonds                                           6.88%  8/15/25
             U.S. Treasury Bonds                                           7.50%  11/15/16
             U.S. Treasury Bonds                                           8.75%  5/15/17
             U.S. Treasury Bonds                                           8.88%  8/15/17
                                                                                                             ----------
                                                                                                                 1,802
                                                                                                             ----------
Repurchase Agreements-1.7%
             Donaldson, Lufkin & Jenrette Repurchase Agreement,            5.90%  7/1/97
             5.90% dated 6/30/97, due 7/1/97, maturity value $20,499
             (collateralized by $20,553 US Treasury Notes, 5.00%, due
             1/13/98: value, including accrued interest $20,496)
             Keystone Joint Repurchase Agreement,                          6.04%  7/1/97               243         243
                                                                                                             ----------
             (Investments in repurchase agreements, in a joint trading                                             243
                                                                                                             ----------
             account, 6.04% dated 6/30/97, due 7/1/97,
             maturity value $243,043 (b))

             Total Investments-93.4% (cost $31,084)                                                             28,570
             Other Assets and Liabilities-6.6%                                                                     398
                                                                                                             ----------
             Total Net Assets-100.0%                                                                          $ 28,968
                                                                                                             ==========
                                                                       Evergreen Intermediate-  Adjustment for Liquidation
                                                                           Term Bond Fund         of Trust Assets (Note 1)
                                                                       Principal      Market      Principal      Market
                                                                        Amount         Value       Amount         Value
                                                                       ---------------------------------------------------
             Svenska Handelsbanken                                         2,000         2,123    (1,969)         (2,090)
             Svenska Handelsbanken                                         1,000         1,076      (985)         (1,059)
             Westpac Banking, Subordinated Debenture                         700           758      (689)           (746)
                                                                                   ------------             -------------
                                                                                        23,320                   (22,959)
                                                                                   ------------             -------------
Foreign Bonds (US Dollar Denominated)-13.5%
             Fomento Economico Mexico, Euro-Dollars
             Korea Electric Power Corp., Debenture
             Export Import Bank Korea, Note
             Southern Peru Limited, Secured Export Note (b)
             Telebras



Foreign Bonds (Non-US Denominated)-7.6%
             Canada Government, Canadian Series A79
             Denmark Kingdom
             Germany Federal Republic
             Nykredit



U.S. Agency Obligations-2.5%
             Farm Credit Systems Financial Assistance Co.                  2,500         2,814    (2,461)         (2,771)
             Federal Home Loan Bank, Consolidated Bond                     3,000         3,175    (2,954)         (3,126)
             Federal Home Loan Mortgage Corp., Global Note
                                                                                   ------------             -------------
                                                                                         5,989                    (5,897)
                                                                                   ------------             -------------
U.S. Treasury Obligations-7.5%
             U.S. Treasury Notes
             U.S. Treasury Notes                                           1,400         1,384    (1,378)         (1,363)
             U.S. Treasury Notes                                          12,900        12,905   (12,701)        (12,705)
             U.S. Treasury Notes                                           6,100         6,138    (6,006)         (6,043)
             U.S. Treasury Notes                                           1,600         1,639    (1,575)         (1,614)
             U.S. Treasury Bonds                                          11,450        11,490   (11,273)        (11,312)
             U.S. Treasury Bonds                                           4,500         4,811    (4,431)         (4,737)
             U.S. Treasury Bonds                                           1,400         1,685    (1,378)         (1,659)
             U.S. Treasury Bonds                                           3,950         4,810    (3,889)         (4,736)
                                                                                   ------------             -------------
                                                                                        44,862                   (44,169)
                                                                                   ------------             -------------
Repurchase Agreements-1.7%
             Donaldson, Lufkin & Jenrette Repurchase Agreement,           20,495        20,495   (20,179)        (20,179)
             5.90% dated 6/30/97, due 7/1/97, maturity value $20,499
             (collateralized by $20,553 US Treasury Notes, 5.00%, due
             1/13/98: value, including accrued interest $20,496)
             Keystone Joint Repurchase Agreement,
                                                                                   ------------             -------------
             (Investments in repurchase agreements, in a joint trading                  20,495                   (20,179)
                                                                                   ------------             -------------
             account, 6.04% dated 6/30/97, due 7/1/97,
             maturity value $243,043 (b))

             Total Investments-93.4% (cost $31,084)                                    158,618                  (156,170)
             Other Assets and Liabilities-6.6%                                           1,808
                                                                                   ------------             -------------
             Total Net Assets-100.0%                                                 $ 160,426                $ (156,170)
                                                                                   ============             =============


                                                                                          Pro Forma
                                                                                          Combined
                                                                                 Principal        Market
                                                                                  Amount           Value
                                                                               ----------------------------
             Svenska Handelsbanken                                                     31               33
             Svenska Handelsbanken                                                     15               17
             Westpac Banking, Subordinated Debenture                                   11               12
                                                                                             --------------
                                                                                                       361
                                                                                             --------------
Foreign Bonds (US Dollar Denominated)-13.5%
             Fomento Economico Mexico, Euro-Dollars                                 1,250            1,250
             Korea Electric Power Corp., Debenture                                    500              490
             Export Import Bank Korea, Note                                           500              505
             Southern Peru Limited, Secured Export Note (b)                         1,000            1,019
             Telebras                                                               1,200            1,211
                                                                                             --------------
                                                                                                     4,475
                                                                                             --------------
Foreign Bonds (Non-US Denominated)-7.6%
             Canada Government, Canadian Series A79                       1,150,000 CAD                968
             Denmark Kingdom                                              3,698,000 DKK                585
             Germany Federal Republic                                     1,575,000 DEM                986
             Nykredit                                                     18,000 DKK                     2
                                                                                             --------------
                                                                                                     2,541
                                                                                             --------------
U.S. Agency Obligations-2.5%
             Farm Credit Systems Financial Assistance Co.                              39               43
             Federal Home Loan Bank, Consolidated Bond                                 46               49
             Federal Home Loan Mortgage Corp., Global Note                            750              745
                                                                                             --------------
                                                                                                       837
                                                                                             --------------
U.S. Treasury Obligations-7.5%
             U.S. Treasury Notes                                                    1,810            1,802
             U.S. Treasury Notes                                                       22               21
             U.S. Treasury Notes                                                      199              200
             U.S. Treasury Notes                                                       94               95
             U.S. Treasury Notes                                                       25               25
             U.S. Treasury Bonds                                                      177              178
             U.S. Treasury Bonds                                                       69               74
             U.S. Treasury Bonds                                                       22               26
             U.S. Treasury Bonds                                                       61               74
                                                                                             --------------
                                                                                                     2,495
                                                                                             --------------
Repurchase Agreements-1.7%
             Donaldson, Lufkin & Jenrette Repurchase Agreement,                       316              316
             5.90% dated 6/30/97, due 7/1/97, maturity value $20,499
             (collateralized by $20,553 US Treasury Notes, 5.00%, due
             1/13/98: value, including accrued interest $20,496)
             Keystone Joint Repurchase Agreement,                                     243              243
                                                                                             --------------
             (Investments in repurchase agreements, in a joint trading                                 559
                                                                                             --------------
             account, 6.04% dated 6/30/97, due 7/1/97,
             maturity value $243,043 (b))

             Total Investments-93.4% (cost $31,084)                                                 31,018
             Other Assets and Liabilities-6.6%                                                       2,206
                                                                                             --------------
             Total Net Assets-100.0%                                                              $ 33,224
                                                                                             ==============


     (a) Securities that may be sold to qualified institutional buyers under rule 144A or securities offered pursuant to Section 4(2) of the Securities Act of 1933, as amended. These securities have been determined to be liquid under guidelines established by the Board of Trustees.
     (b) The repurchase agreements are fully collateralized by the U.S. government and/or agency obligations based on market prices at June 30, 1997.
     (c)  Inverse floater, resets monthly.

     Legend of Portfolio Abbreviations
     CAD-Canadian Dollars
     DEM-German Deutschemark
     DKK-Danish Krone

     See Notes to Pro Forma Combining Financial Statements

EVERGREEN INTERMEDIATE-TERM BOND FUND
Pro Forma Combining Financial Statements (unaudited)
Statement of Assets and Liabilities (000's omitted)                withoutTrust
June 30, 1997

                                                                       Keystone        Evergreen
                                                                     Intermediate    Intermediate-
                                                                       Term Bond       Term Bond                       Pro Forma
                                                                         Fund             Fund        Adjustments       Combined
                                                                    --------------   --------------                   -----------
Assets:
Investments at value (cost $31,084)                                       $28,570         $158,618      ($156,170)a      $31,018
Cash                                                                            2                0                             2
Receivable for investments sold                                             1,389                0                         1,389
Interest receivable                                                           501            2,038                         2,539
Unrealized appreciation on forward foreign currency contracts                  55                0                            55
Due from investment advisor                                                    17                0                            17
Receivable for Fund shares sold                                                 2               12                            14
Prepaid expenses                                                               20               15                            35
                                                                    --------------   --------------                   -----------
Total Assets                                                               30,556          160,683       (156,170)        35,069

Liabilities:
Payable for investments purchased                                           1,358                0                         1,358
Payable for Fund shares repurchased                                           100               75                           175
Dividends payable                                                              69                0                            69
Unrealized depreciation on forward foreign currency contracts                  18                0                            18
Distributions payable                                                           8                1                             9
Due to related parties                                                          1              136                           137
Accrued expenses                                                               34               45                            79
                                                                    --------------   --------------                   -----------
Total Liabilities                                                           1,588              257                         1,845


Net Assets                                                                $28,968         $160,426      ($156,170)       $33,224
                                                                    ==============   =============================    ===========

Net Assets are comprised of:
Paid-in capital                                                           $32,845         $162,631       (153,928)a      $41,548
Accumulated net realized gain (loss)on investments and
  foreign currency related transactions                                       243               (5)                          238
Distributions in excess of net investment income                           (4,050)          (4,483)                       (8,533)
Net unrealized appreciation(depreciation) on investments
  and foreign currency related transactions                                   (70)           2,283         (2,242)d          (29)
                                                                    --------------   -----------------------------    -----------
Net Assets                                                                $28,968         $160,426      ($156,170)       $33,224
                                                                    ==============   =============================    ===========

Class A Shares
Net Assets                                                                $10,341           $3,038                       $13,379
Shares of beneficial interest outstanding                                   1,158              299             42 b        1,499
Net Asset Value                                                             $8.93           $10.17                         $8.93
Maximum Offer Price                                                         $9.23           $10.51                         $9.23

Class B Shares
Net Assets                                                                $11,368           $1,013                       $12,381
Shares of beneficial interest outstanding                                   1,271              100             14 b        1,385
Net Asset Value                                                             $8.95           $10.17                         $8.95

Class C Shares
Net Assets                                                                 $7,259              $29                        $7,288
Shares of beneficial interest outstanding                                     812                3              0            815
Net Asset Value                                                             $8.94           $10.17                         $8.94

Class Y Shares
Net Assets                                                                -               $156,346      ($156,170)a         $176
Shares of beneficial interest outstanding                                 -                 15,381        (15,361)c           20
Net Asset Value                                                           -                 $10.17                         $8.93

a  Reflects the liquidation of Trust shareholders.
b Reflects the impact of converting shares of the target fund into the survivor fund.
c Reflects the liquidation of Trust shareholders and the conversion of the remaining Class Y shares.
d  Reflects the impact of the liquidation of Trust shareholders.

See Notes to Pro Forma Combining Financial Statements.

EVERGREEN INTERMEDIATE TERM BOND FUND
Pro Forma Combining Financial Statements (unaudited)
Statement of Operations (000's omitted)
June 30, 1997

                                                                      Keystone        Evergreen
                                                                    Intermediate    Intermediate-                     Pro
                                                                     Term Bond        Term Bond                      Forma
                                                                        Fund            Fund             Adj       Combined
                                                                   -------------  --------------                 ------------
Investment Income:
Interest income                                                          $2,580         $11,145      ($10,850)d       $2,875


Expenses:
Advisory fees                                                               222             987          (939)a          270
Administrative fees                                                          14              70           (70)c           14
Distribution fees                                                           251              14             2 b          267
Transfer agent fees                                                          91              67           (45)c          113
Custodian fees                                                               43              83           (80)c           46
Registration and filing fees                                                 30              53           (53)c           30
Professional fees                                                            28              17           (20)c           25
Organizational expenses                                                       0               1            (1)c            0
Trustees' fees and expenses                                                   0               4            (4)c            0
Miscellaneous fees                                                           34              44           (51)c           27
Fee waivers and/or expense reimbursements by affiliates                    (162)             (5)           23 b         (144)
                                                                   -------------  --------------  ------------   ------------
            Total expenses                                                  551           1,335                          648
Less: Indirectly paid expenses                                               (6)             (1)                          (7)
                                                                   -------------  --------------  ------------   ------------
Net expenses                                                                545           1,334        (1,238)           641

Net investment income                                                     2,035           9,811        (9,612)         2,234

Net realized gain (loss)on investments and foreign
        currency related transactions                                        72          (1,615)                      (1,543)
Net change in unrealized appreciation (depreciation)
        of investments and foreign currency related transactions            585           2,783        (2,242)e        1,126
                                                                   -------------  --------------  ------------   ------------
Net realized and unrealized gain on investments and
        foreign currency related transactions                               657           1,168        (2,242)          (417)
                                                                   -------------  --------------  ------------   ------------

Net increase in net assets resulting from operations                     $2,692         $10,979      ($11,854)        $1,817
                                                                   =============  ==============  ============   ============

a Reflects a decrease based on surviving fund's fee schedule and pro forma combined assets
b  Reflects an increase based on combined assets.
c  Reflects expected cost savings when the fund's are combined.
d Reflects the reduced income generated by the Evergreen fund with less assets invested due to the liquidation of Trust shareholders.
e  Reflects the impact of the liquidation of Trust shareholders.


See Notes to Pro Forma Combining Financial Statements.

EVERGREEN INTERMEDIATE TERM BOND FUND
Notes to Pro Forma Combining Financial Statements (Unaudited)
June 30, 1997

1. Basis of Combination - The Pro Forma Statement of Assets and Liabilities, including the Pro Forma Portfolio of Investments, and the related Pro Forma Statement of Operations ("Pro Forma Statements") reflect the accounts of Keystone Intermediate Term Bond Fund ("Keystone") and Evergreen Intermediate Term Bond Fund ("Evergreen") at June 30, 1997 and for the year then ended.

The Pro Forma Statements give effect to the proposed Agreement and Plan of Reorganizations (the "Reorganizations") to be submitted to shareholders of Evergreen and Keystone. The Reorganizations provide for the acquisition of all assets and liabilities of Evergreen and Keystone by Evergreen Intermediate Term Bond Fund ("Evergreen Intermediate"), a series of Evergreen Fixed Income Trust, in exchange for shares of Evergreen Intermediate. Thereafter, there will be a distribution of such shares of Evergreen Intermediate to shareholders of Evergreen and Keystone in liquidation and subsequent termination thereof. As a result of the Reorganizations, the shareholders of Evergreen and Keystone will become the owners of that number of full and fractional shares of Evergreen Intermediate having an aggregate net asset value of their shares of Evergreen and Keystone as of the close of business immediately prior to the date that such Fund's assets are exchanged for shares of Evergreen Intermediate.

The Pro Forma Statements reflect the expense of each Fund in carrying out its obligations under the Reorganizations as though the merger occurred at the beginning of the period presented. It is anticipated that before the Reorganizations occur, Trust shareholders in Class Y of Evergreen will liquidate their shares which will be effected by an in-kind transfer of assets for the Trust shareholders in Class Y.

The information contained herein is based on the experience of each Fund for the period ended June 30, 1997 and is designed to permit shareholder of the consolidating mutual funds to evaluate the financial effect of the proposed Reorganizations. The expenses of Evergreen and Keystone in connection with the Reorganizations (including the cost of any proxy soliciting agents) will be borne by First Union National Bank of North Carolina.

The Pro Forma Statements should be read in conjunction with the historical financial statements of each Fund incorporated by reference in the Statements of Additional Information.

2. Shares of Beneficial Interest - The Pro Forma net asset values per share assume the issuance of Class A, Class B, Class C and Class Y shares of Evergreen Intermediate which would have been issued at June 30, 1997 in connection with the proposed Reorganizations. Shareholders of Keystone would receive the same number of shares of each class as they held on June 30, 1997. Shareholders of Evergreen would receive shares of Evergreen Intermediate based on a conversion ratio determined on June 30, 1997. The number of such shares issued is calculated by applying the conversion ratio which is calculated by dividing the net asset value per share of Evergreen Class A, Class B and Class C by the net asset value per share of the respective class of Evergreen.

The conversion ratio for Evergreen Class Y shareholder remaining after the liquidation (as discussed above) is determined based on the net asset value of Evergreen Class Y divided by the net asset value of Keystone Class A.

3. Pro Forma Operations - The Pro Forma Statement of Operations assumes similar rates of gross investment income for the investments of each Fund adjusted for the liquidation of Trust shareholders. Pro Forma operating expenses include the actual expenses of each Fund adjusted to reflect the expected expenses of the combined entity. The investment advisory and distribution fees have been charged to the combined Fund based on the fee schedule in effect for Keystone at the combined level of average net assets for the year ended June 30, 1997.

                          EVERGREEN FIXED INCOME TRUST

                                     PART C

                                OTHER INFORMATION


Item 15.          Indemnification.

         The response to this item is incorporated by reference to "Liability and Indemnification of Trustees" under the caption "Comparative Information on Shareholders' Rights" in Part A of this Registration Statement.

Item 16.          Exhibits:

Number         Description

1              Declaration of Trust (1)
2              By-Laws (1)
3              Not applicable
4              Agreements and Plans of Reorganization (included as
               Exhibits A-1 and A-2 to the Prospectus contained in
               Part A to this registration statement)
5              Declaration of Trust Articles II, III.(6)(c), IV.(3),
               IV.(8), V, VI, VII, VIII and By-Laws Articles II,
               III, and VIII
6              Investment Advisory Agreement between Keystone
               Investment Management Company and the Registrant (1)
7(A)           Distribution Agreement between Evergreen Keystone
               Distributor, Inc. and the Registrant (1)
 (B)           Form of Dealer  Agreement for Class A, Class B and Class C shares used by Evergreen Keystone Distributor, Inc. (1)
8              Deferred Compensation Plan (3)
9              Custody Agreement between State Street Bank and Trust
               Company and Registrant (1)
10(A)          Rule 12b-1 Distribution Plan (1)
  (B)          Multiple Class Plan (1)
11             Opinion and consent of counsel as to the legality of
               the shares being issued (2)
12             Tax opinion and consent of counsel (3)
13             Not applicable
14             Consent of KPMG Peat Marwick LLP (2)
15             Not applicable
16             Powers of Attorney (2)
17(A)          Forms of Proxy Card (2)
  (B)          Registrant's Rule 24f-2 Declaration (1)
----------------------

(1) Incorporated by reference to Registrant's registration statement (File Nos. 333-37433/ 811-08415) (the "Registration Statement") dated October 8, 1997.
(2)      Filed herewith.
(3)      To be filed by amendment.

Item 17.          Undertakings.

         (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus that is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

         (3) The undersigned Registrant agrees to file, by post-effective amendment, opinions of counsel or copies of an Internal Revenue Service ruling supporting the tax consequences of the proposed Reorganizations within a reasonable time after receipt of such opinions or rulings.

                                   SIGNATURES

         As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of New York and State of New York, on the 9th day of October, 1997.

                             EVERGREEN FIXED INCOME
                                            TRUST

                                            By:      /s/ John J. Pileggi
                                                     ----------------------
                                                     Name:  John J. Pileggi
                                                     Title: President

         As required by the Securities Act of 1933, the following persons have signed this Registration Statement in the capacities on the 9th day of October, 1997.

Signatures                                       Title
----------                                       -----

/s/John J. Pileggi                               President and
------------------                               Treasurer
John J. Pileggi

/s/Laurence B. Ashkin*                           Trustee
---------------------
Laurence B. Ashkin

/s/Charles A. Austin III*                        Trustee
-------------------------
Charles A. Austin III

/s/K. Dun Gifford*                               Trustee
-----------------
K. Dun Gifford

/s/James S. Howell*                              Trustee
------------------
James S. Howell

/s/Leroy Keith, Jr.*                             Trustee
-------------------
Leroy Keith, Jr.

/s/Gerald M. McDonnell*                          Trustee
----------------------
Gerald M. McDonnell

/s/Thomas L. McVerry*                            Trustee
--------------------
Thomas L. McVerry

/s/William Walt Pettit*                          Trustee
---------------------
William Walt Pettit

/s/David M. Richardson*                          Trustee
----------------------
David M. Richardson

/s/Russell A. Salton III*                        Trustee
-------------------------
Russell A. Salton III

/s/Michael S. Scofield*                          Trustee
----------------------
Michael S. Scofield

/s/Richard J. Shima*                             Trustee
-------------------
Richard J. Shima


* By:             /s/Martin J. Wolin
                  ------------------
                  Martni J. Wolin
                  Attorney-in-Fact

         Martin J. Wolin, by signing his name hereto, does hereby sign this document on behalf of each of the above-named individuals pursuant to powers of attorney duly executed by such persons and included as Exhibit 16 to this Registration Statement.

                                INDEX TO EXHIBITS

N-14
EXHIBIT NO.

11                Opinion and Consent of Sullivan & Worcester LLP
14                Consent of KPMG Peat Marwick LLP
16                Powers of Attorney
17(a)             Forms of Proxy
--------------------